    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 14, 1997
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                  CLARCOR INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                              3714                             36-0922490
  (STATE OR OTHER JURISDICTION OF       (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)            IDENTIFICATION NUMBER)

                               2323 SIXTH STREET
                                 P.O. BOX 7007
                            ROCKFORD, ILLINOIS 61125
                                 (815) 962-8867
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 BRUCE A. KLEIN
                           VICE PRESIDENT-FINANCE AND
                            CHIEF FINANCIAL OFFICER
                               2323 SIXTH STREET
                                 P.O. BOX 7007
                            ROCKFORD, ILLINOIS 61125
                                 (815) 962-8867
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

        DAVID J. BOYD, ESQ.                  JACK PAINTER, ESQ.              RICHARD G. SCHMALZL, ESQ.
          SIDLEY & AUSTIN                     4440 CREEK ROAD                 GRAYDON, HEAD & RITCHEY
      ONE FIRST NATIONAL PLAZA            CINCINNATTI, OHIO 45242             1900 FIFTH THIRD CENTER
      CHICAGO, ILLINOIS 60603                                                    511 WALNUT STREET
                                                                               CINCINNATI, OHIO 45202

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement and the effective time of the merger (the "Merger") of CUAC Inc., a wholly owned subsidiary of CLARCOR Inc. ("CLARCOR"), with and into United Air Specialists, Inc. ("UAS"), pursuant to the Merger Agreement described herein.
    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
                                                                   PROPOSED
                                                                   MAXIMUM
                                                                   OFFERING         PROPOSED          AMOUNT OF
         TITLE OF EACH CLASS OF               AMOUNT TO BE          PRICE       MAXIMUM AGGREGATE   REGISTRATION
      SECURITIES TO BE REGISTERED              REGISTERED         PER SHARE      OFFERING PRICE          FEE
-----------------------------------------------------------------------------------------------------------------
Common Stock, par value $1 per share....   1,209,302 shares(1)       N.A.        $27,867,465(2)     $8,444.69(3)
-----------------------------------------------------------------------------------------------------------------
                                                1,209,302
Preferred Stock Purchase Rights.........       rights (1)            (4)               (4)               (4)
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

(1) Based on the maximum number of shares of CLARCOR Common Stock issuable in the Merger assuming the exercise of all currently outstanding options to purchase shares of UAS Common Stock.
(2) Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended (the "Securities Act"), and computed pursuant to Rule 457(f) under the Securities Act by multiplying the average of the high and low sales prices of UAS Common Stock on January 13, 1997, as reported in the consolidated reporting system, by the number of shares of UAS Common Stock outstanding at the close of business on January 13, 1997, assuming the exercise of all then outstanding options to purchase shares of UAS Common Stock.
(3) Pursuant to 457(b) under the Securities Act, $4,902.59 of the registration fee was paid on October 24, 1996 in connection with the filing of preliminary proxy materials.
(4) The Preferred Stock Purchase Rights of CLARCOR initially are attached to and trade with the shares of CLARCOR Common Stock being registered hereby. Value attributable to such Preferred Stock Purchase Rights, if any, is reflected in the market price of CLARCOR Common Stock.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          UNITED AIR SPECIALISTS, INC.
                                4440 CREEK ROAD
                             CINCINNATI, OHIO 45242

                                                                January 17, 1997

Dear Shareholder:

     You are cordially invited to attend a special meeting (the "Special Meeting") of shareholders of United Air Specialists, Inc. ("UAS") to be held on February 14, 1997 at 10:00 a.m. (EST) at the corporate offices of UAS, 4440 Creek Road, Cincinnati, Ohio.

     At the Special Meeting, you will be asked to consider and vote upon a proposal to adopt the Agreement and Plan of Merger dated as of September 23, 1996 (the "Merger Agreement") among CLARCOR Inc., a Delaware corporation ("CLARCOR"), CUAC Inc., an Ohio corporation and a wholly-owned subsidiary of CLARCOR ("Sub"), and UAS, which provides for the merger (the "Merger") of Sub with and into UAS, with UAS surviving as a wholly-owned subsidiary of CLARCOR.

     CLARCOR manufactures, markets and distributes mobile, industrial and environmental filtration products and consumer packaging products for both domestic and international markets. For its fiscal year ended December 2, 1995, CLARCOR had sales of approximately $290.2 million and net earnings of approximately $22.0 million and sales of approximately $333.4 million and net earnings of approximately $25.0 million for its fiscal year ended November 30, 1996. CLARCOR's common stock, par value $1 per share ("CLARCOR Common Stock") is listed for trading under the symbol "CLC" on the New York Stock Exchange (the "NYSE" ). On January 13, 1997, the last trading day prior to the date of the accompanying Proxy Statement/Prospectus, the last reported sale price of CLARCOR Common Stock, as reported on the NYSE Composite Transactions Tape, was $23.00 per share.

     Subject to the terms and conditions of the Merger Agreement, each share of UAS common stock, without par value ("UAS Common Stock"), outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) of the Merger (other than shares owned directly or indirectly by CLARCOR or UAS, which will be cancelled) will be converted into .3702116 of a share of CLARCOR Common Stock, including the corresponding percentage of a right (collectively, the "CLARCOR Rights") to purchase shares of Series B Junior Participating Preferred Stock of CLARCOR, subject to adjustment based on the number of fully diluted shares of UAS Common Stock outstanding immediately prior to the Effective Time. Cash will be paid in lieu of any fractional share of CLARCOR Common Stock.

     If the per share closing price of CLARCOR Common Stock on the NYSE (as shown in The Wall Street Journal, New York Stock Exchange Composite Transactions) on any date (the "Calculation Date") occurring within ten business days preceding the closing of the Merger, is less than the dollar amount calculated by multiplying the Index Adjusted Price (as defined below) by 85% (such amount, the "Minimum Per Share Price"), the Merger Agreement may be terminated by UAS. The "Index Adjusted Price" is equal to the product obtained by multiplying (A) $21 1/2 by (B) the decimal determined by dividing the S&P 500 Index on the Calculation Date by the S&P 500 Index on September 23, 1996 (provided that in no event may such decimal exceed 1.0).

     The Board of Directors of UAS has unanimously determined that the Merger is advisable and fair to and in the best interests of UAS and its shareholders and has unanimously approved the Merger Agreement. THE UAS BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF UAS VOTE IN FAVOR OF ADOPTION OF THE MERGER AGREEMENT AT THE SPECIAL MEETING. APPROVAL OF THE PROPOSAL TO ADOPT THE MERGER AGREEMENT WILL ALSO AUTHORIZE THE UAS BOARD TO EXERCISE ITS DISCRETION WHETHER TO PROCEED WITH THE MERGER IN THE EVENT UAS HAS THE RIGHT TO EXERCISE ITS TERMINATION RIGHT IF THE CLOSING PRICE OF CLARCOR COMMON STOCK ON A CALCULATION DATE IS LESS THAN THE APPLICABLE MINIMUM PER SHARE PRICE AS SPECIFIED IN THE PRECEDING PARAGRAPH. UAS EXPECTS THAT THE UAS BOARD WOULD EXERCISE SUCH DISCRETION AND DECIDE WHETHER TO TERMINATE THE MERGER AGREEMENT WITHOUT A RESOLICITATION OF SHAREHOLDERS.

     In connection with the execution of the Merger Agreement, the holders of UAS Common Stock representing 1,349,853 shares of UAS Common Stock (approximately 46.2% of the shares of UAS Common Stock outstanding on the record date for the Special Meeting), signed agreements obligating them, except in certain circumstances, to vote in favor of adoption of the Merger Agreement and against certain other actions. At the close of business on the record date for the Special Meeting, directors and executive officers of UAS and their affiliates were the beneficial owners of an aggregate of 1,447,219 (approximately 49.6%) of the shares of UAS Common Stock then outstanding. Such shares include the shares subject to the voting agreements. UAS believes that its directors, executive officers and their affiliates intend to vote all shares of UAS Common Stock beneficially owned by them in favor of adoption of the Merger without regard to whether such shares are subject to voting agreements.

     This accompanying Proxy Statement/Prospectus constitutes the Proxy Statement of UAS for the Special Meeting and also the Prospectus of CLARCOR relating to the issuance of shares of CLARCOR Common Stock pursuant to the Merger Agreement (including the issuance of shares of CLARCOR Common Stock issuable upon exercise of specified options to purchase UAS Common Stock) and the associated CLARCOR Rights.

     Please give these materials your careful attention because the discussion included therein is important to your decision on the matters being presented. Whether or not you plan to attend the Special Meeting in person, please promptly mark, sign and date the enclosed proxy and return it in the enclosed envelope to ensure that your shares will be represented at the Special Meeting. If you attend the Special Meeting in person, you may revoke your proxy at the meeting by voting in person.

     We look forward to seeing you at the Special Meeting.

                                          Sincerely yours,

                                          /s/ Durwood G. Rorie, Jr.

                                          Durwood G. Rorie, Jr.
                                          President and Chief Executive Officer

                          UNITED AIR SPECIALISTS, INC.

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON FEBRUARY 14, 1997

To the Shareholders of United Air Specialists, Inc.:

     A Special Meeting of the Shareholders of United Air Specialists, Inc. ("UAS") will be held on February 14, 1997, at 10:00 a.m. (EST) at the corporate offices of UAS located at 4440 Creek Road, Cincinnati, Ohio for the following purposes:

          1. To consider and vote upon a proposal to adopt the Agreement and Plan of Merger dated as of September 23, 1996 (the "Merger Agreement") among CLARCOR Inc., a Delaware corporation ("CLARCOR"), CUAC Inc., an Ohio corporation and a wholly-owned subsidiary of CLARCOR ("Sub"), and UAS, which provides for the merger (the "Merger") of Sub with and into UAS, with UAS surviving as a wholly-owned subsidiary of CLARCOR. A conformed copy of the Merger Agreement is attached to the accompanying Proxy Statement/Prospectus as Annex I. Subject to the terms and conditions of the Merger Agreement, each share of UAS common stock, without par value ("UAS Common Stock"), outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) of the Merger (other than shares owned directly or indirectly by CLARCOR or UAS, which will be cancelled) will be converted into .3702116 of a share of CLARCOR Common Stock, including the corresponding percentage of a right to purchase shares of Series B Junior Participating Preferred Stock of CLARCOR, subject to adjustment based on the number of fully diluted shares of UAS Common Stock outstanding immediately prior to the Effective Time. Cash will be paid in lieu of any fractional share of CLARCOR Common Stock. If the per share closing price of CLARCOR Common Stock on the NYSE (as shown in The Wall Street Journal, New York Stock Exchange Composite Transactions) on any date (the "Calculation Date") occurring within ten business days preceding the closing of the Merger, is less than the dollar amount calculated by multiplying the Index Adjusted Price (as defined below) by 85% (such amount, the "Minimum Per Share Price"), the Merger Agreement may be terminated by UAS. The "Index Adjusted Price" is equal to the product obtained by multiplying (A) $21 1/2 by (B) the decimal determined by dividing the S&P 500 Index on the Calculation Date by the S&P 500 Index on September 23, 1996 (provided that in no event may such decimal exceed 1.0). Approval of the proposal to adopt the Merger Agreement will also authorize the Board of Directors of UAS to exercise its discretion whether to elect to exercise UAS's termination right in the event the closing price of CLARCOR Common Stock on any Calculation Date is less than the applicable Minimum Per Share Price specified above. UAS expects that the UAS Board would exercise such discretion and decide whether to terminate the Merger Agreement without a resolicitation of shareholders.

          2. To transact such other business as may properly come before the Special Meeting or any adjournment thereof.

     Only shareholders of record of UAS Common Stock at the close of business on January 6, 1997 are entitled to receive notice of and to vote at the Special Meeting. See "UAS SPECIAL MEETING" in the accompanying Proxy
Statement/Prospectus.

     Each shareholder is invited to attend the Special Meeting. Whether or not you expect to attend the Special Meeting, please promptly mark, sign and date the enclosed proxy and return it in the enclosed envelope. No postage is required if mailed within the United States. Your proxy may be revoked at any time prior to its exercise by giving notice thereof to UAS in writing or in open meeting or by signing and returning to UAS a later dated proxy. Attendance at the UAS Special Meeting will not in and of itself constitute the revocation of a proxy.

                                          By Order of the Board of Directors,

                                          /s/ Durwood G. Rorie

                                          Durwood G. Rorie, Jr., President
                                          and Chief Executive Officer

January 17, 1997

     THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE OUTSTANDING SHARES OF UAS COMMON STOCK IS REQUIRED FOR THE APPROVAL OF THE PROPOSAL TO ADOPT THE MERGER AGREEMENT.

     WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE SPECIAL MEETING, PLEASE MARK, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY PROMPTLY. YOU SHOULD NOT SEND IN YOUR STOCK CERTIFICATES WHEN RETURNING YOUR PROXY. IF THE MERGER IS CONSUMMATED, YOU WILL BE NOTIFIED AND PROVIDED WITH INSTRUCTIONS FOR EXCHANGE OF YOUR CERTIFICATES.

                          UNITED AIR SPECIALISTS, INC.

                                PROXY STATEMENT

                            ------------------------

                                  CLARCOR INC.
                                   PROSPECTUS
                            ------------------------

     This Proxy Statement/Prospectus ("Proxy Statement/Prospectus") is being furnished to the holders of Common Stock, without par value ("UAS Common Stock"), of United Air Specialists, Inc., an Ohio corporation ("UAS"), in connection with the solicitation of proxies by the Board of Directors of UAS (the "UAS Board") for use at a Special Meeting of Shareholders of UAS to be held on February 14, 1997 at 10:00 a.m. (EST) at the corporate offices of UAS, 4440 Creek Road, Cincinnati, Ohio, and at any and all adjournments or postponements thereof (the "UAS Special Meeting").

     This Proxy Statement/Prospectus relates to the Agreement and Plan of Merger dated as of September 23, 1996 (the "Merger Agreement") among CLARCOR Inc., a Delaware corporation ("CLARCOR"), CUAC Inc., an Ohio corporation and a wholly-owned subsidiary of CLARCOR ("Sub"), and UAS, which provides for the merger (the "Merger") of Sub with and into UAS, with UAS surviving as a wholly-owned subsidiary of CLARCOR. Subject to the terms and conditions of the Merger Agreement, each share of UAS Common Stock outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) of the Merger (other than shares owned directly or indirectly by CLARCOR or UAS, which will be cancelled) will be converted into .3702116 of a share of Common Stock, par value $1 per share, of CLARCOR ("CLARCOR Common Stock"), including the corresponding percentage of a right (collectively, the "CLARCOR Rights") to purchase shares of Series B Junior Participating Preferred Stock of CLARCOR ("CLARCOR Series B Preferred Stock"), subject to adjustment based on the number of fully diluted shares of UAS Common Stock outstanding immediately prior to the Effective Time. Cash will be paid in lieu of any fractional share of CLARCOR Common Stock. Notwithstanding the foregoing, holders of UAS Common Stock have the right to dissent from the Merger and to receive payment of the fair value of their shares upon full compliance with Section 1701.85 of the General Corporation Law of the State of Ohio (the "OGCL"). See "DISSENTERS' RIGHTS." If holders of more than 10% of the outstanding shares of UAS Common Stock properly demand dissenters' rights, CLARCOR has the right to decline to consummate the Merger. See "THE MERGER AGREEMENT -- Conditions Precedent to the Merger."

     The consummation of the Merger is subject, among other things, to the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the shares of UAS Common Stock outstanding on the Record Date (as defined herein) and the receipt of certain regulatory approvals. The holders of UAS Common Stock representing approximately 46.2% of the shares of UAS Common Stock outstanding on the Record Date (as defined herein) have signed agreements obligating them, except in certain circumstances, to vote in favor of adoption of the Merger Agreement. See "VOTING AGREEMENTS." SEE "RISK FACTORS" ON PAGE 19 FOR A DESCRIPTION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY HOLDERS OF UAS COMMON STOCK BEFORE VOTING. A conformed copy of the Merger Agreement is attached hereto as Annex I.

     This Proxy Statement/Prospectus also constitutes the Prospectus of CLARCOR filed as part of a Registration Statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"), relating to the issuance (the "Share Issuance") of shares of CLARCOR Common Stock pursuant to the Merger Agreement (including the issuance of shares of CLARCOR Common Stock issuable upon exercise of Substitute Options (as hereinafter defined)) and the associated CLARCOR Rights.

     CLARCOR Common Stock is listed for trading under the symbol "CLC" on the New York Stock Exchange (the "NYSE" ). UAS Common Stock is listed for trading under the symbol "UASI" on The Nasdaq National Market ("Nasdaq"). Execution of the Merger Agreement was publicly announced after the close of trading on September 23, 1996. On that date, the last reported sale price of CLARCOR Common Stock, as reported on the NYSE Composite Transactions Tape, was $21 3/4 per share and the last reported sale price of UAS Common Stock, as reported by Nasdaq, was $4 1/2 per share. On January 13, 1997, the last trading day prior to the date of this Proxy Statement/Prospectus, the last reported sale price of CLARCOR Common Stock, as reported on the NYSE Composite Transactions Tape, was $23.00 per share and the last reported sale price of UAS Common Stock, as reported by Nasdaq, was $8.5625 per share.

     This Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed to holders of UAS Common Stock on or about January 17, 1997.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

        THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS JANUARY 14, 1997.

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        -----
AVAILABLE INFORMATION..................................................................     1
INCORPORATION OF DOCUMENTS BY REFERENCE................................................     1
SUMMARY................................................................................     3
  UAS Special Meeting..................................................................     3
  Parties to the Merger Agreement......................................................     4
  The Merger...........................................................................     5
  The Merger Agreement.................................................................     7
  Comparison of Rights of Holders of CLARCOR Common Stock and UAS Common Stock.........     9
  Dissenters' Rights...................................................................    10
  CLARCOR Selected Consolidated Financial Data.........................................    11
  UAS Selected Consolidated Financial Data.............................................    13
  CLARCOR Selected Unaudited Pro Forma Combined Financial Data.........................    14
  Comparative Per Share Data of CLARCOR and UAS........................................    16
  Market Prices and Dividends Paid.....................................................    17
  Recent Developments..................................................................    18
RISK FACTORS...........................................................................    19
UAS SPECIAL MEETING....................................................................    19
  Date, Place and Time.................................................................    19
  Purpose..............................................................................    19
  Record Date; Voting Rights...........................................................    19
  Quorum...............................................................................    19
  Proxies..............................................................................    19
  Solicitation of Proxies..............................................................    20
  Required Vote........................................................................    20
  Dissenters' Rights...................................................................    20
PARTIES TO THE MERGER AGREEMENT........................................................    21
  CLARCOR..............................................................................    21
  UAS..................................................................................    21
  Sub..................................................................................    21
THE MERGER.............................................................................    22
  General..............................................................................    22
  Background of the Merger.............................................................    22
  UAS's Reasons for the Merger; Recommendation of its Board of Directors...............    26
  Opinion of UAS's Financial Advisor...................................................    27
  Interests of Certain Persons in the Merger...........................................    31
  Material Federal Income Tax Consequences.............................................    33
  Anticipated Accounting Treatment.....................................................    35
  Regulatory Approvals.................................................................    36
  Percentage Ownership Interest of UAS Shareholders After the Merger...................    36
  Stock Exchange Listing...............................................................    36
  Delisting and Deregistration of UAS Common Stock.....................................    36
  Resales of CLARCOR Common Stock......................................................    36
THE MERGER AGREEMENT...................................................................    37
  Conversion of Shares in the Merger...................................................    37
  No Fractional Shares.................................................................    38
  Adjustment of Conversion Number......................................................    38
  Exchange Agent; Procedures for Exchange of Certificates..............................    38
  Stock Options........................................................................    40
  Representations and Warranties.......................................................    40
  Conduct of Business Pending the Merger...............................................    40

                                                                                        PAGE
                                                                                        -----
  No Solicitation......................................................................    43
  Conditions Precedent to the Merger...................................................    43
  Employee Benefits....................................................................    43
  Indemnification; Directors and Officers Insurance....................................    45
  Termination..........................................................................    45
  Fees and Expenses....................................................................    46
  Amendment............................................................................    47
  Waiver...............................................................................    47
VOTING AGREEMENTS......................................................................    47
DESCRIPTION OF CLARCOR COMMON STOCK....................................................    48
  Dividend Rights......................................................................    48
  Voting Rights........................................................................    49
  Change of Control....................................................................    49
  Liquidation Rights...................................................................    51
  Miscellaneous........................................................................    51
COMPARISON OF RIGHTS OF HOLDERS OF CLARCOR COMMON STOCK AND UAS COMMON STOCK...........    52
  Dividend Rights......................................................................    52
  Voting Rights........................................................................    52
  Directors............................................................................    53
  Call of Special Meetings.............................................................    54
  Action by Stockholders Without a Meeting.............................................    54
  Stockholder Proposals................................................................    54
  Amendment to Charter Document........................................................    55
  Amendment to By-laws.................................................................    55
  Approval of Mergers and Asset Sales..................................................    55
  Rights of Appraisal..................................................................    56
  Indemnification of Directors and Officers............................................    56
  Anti-Takeover Provisions.............................................................    57
  Rights of Inspection.................................................................    58
  Liquidation Rights...................................................................    58
ADDITIONAL INFORMATION REGARDING UAS...................................................    58
  Description of Business..............................................................    58
  Description of Property..............................................................    63
  Legal Proceedings....................................................................    64
  Market Price of UAS Common Stock and Related Matters.................................    64
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS...........................................................................    65
  Voting Securities and Principal Holders Thereof......................................    69
DISSENTERS' RIGHTS.....................................................................    70
EXPERTS................................................................................    72
LEGAL OPINIONS.........................................................................    73
SHAREHOLDER PROPOSALS FOR THE 1997 ANNUAL MEETING......................................    73
OTHER MATTERS..........................................................................    73
UAS CONSOLIDATED FINANCIAL STATEMENTS..................................................   F-1
CLARCOR UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS..............................  F-22
ANNEX I - AGREEMENT AND PLAN OF MERGER
ANNEX II - OPINION OF J. J. B. HILLIARD, W.L. LYONS, INC.
ANNEX III - SECTION 1701.85 OF THE OHIO GENERAL CORPORATION LAW

                             AVAILABLE INFORMATION

     CLARCOR and UAS are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the SEC: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the SEC maintains a Web site (http://www.sec.gov) that contains reports, proxy statements and other information regarding registrants who file electronically with the SEC. CLARCOR and UAS file electronically with the SEC. Copies of such materials relating to CLARCOR can be inspected at the NYSE, 20 Broad Street, New York, New York 10005. Copies of such materials relating to UAS can be inspected at the offices of Nasdaq, 1735 K Street, N.W. Washington, D.C. 20006.

     This Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to the Registration Statement and the Exhibits thereto for further information. Statements contained or incorporated by reference herein concerning the provisions of any agreement or other document filed as an Exhibit to the Registration Statement or otherwise filed with the SEC are not necessarily complete and reference is hereby made to the copy thereof so filed for more detailed information, each such statement being qualified in its entirety by such reference.

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS PREVIOUSLY FILED BY CLARCOR WITH THE SEC THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF SUCH DOCUMENTS (OTHER THAN EXHIBITS THERETO WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE HEREIN) ARE AVAILABLE, WITHOUT CHARGE, TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER OF SHARES OF UAS COMMON STOCK TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST TO CORPORATE SECRETARY, CLARCOR INC., 2323 SIXTH STREET, ROCKFORD, ILLINOIS 61125, TELEPHONE NUMBER (815) 962-8867. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE UAS SPECIAL MEETING, ANY REQUEST THEREFOR SHOULD BE MADE NOT LATER THAN FEBRUARY 7, 1997.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The following documents heretofore filed by CLARCOR with the SEC (file number 1-11024) pursuant to the Exchange Act are incorporated herein by reference:

          1. CLARCOR's Annual Report on Form 10-K for the year ended December 2, 1995;

          2. CLARCOR's Quarterly Reports on Form 10-Q for the quarters ended March 2, June 1 and August 31, 1996;

          3. CLARCOR's Current Reports on Form 8-K filed with the SEC on April 3, June 28 and September 25, 1996 and on January 6, 1997;

          4. The information contained in CLARCOR's Proxy Statement for its Annual Meeting of Shareholders held on March 28, 1996 on pages 1 through 11 and 14 under the captions "Election of Directors," "Beneficial Ownership of the Company's Common Stock," "Compensation of Executive Officers and Other Information" and "Compensation Committee Interlocks and Insider Participation"; and

          5. The description of the CLARCOR Rights contained in the Registration Statement on Form 8-A filed by CLARCOR with the SEC on April 3, 1996, including any amendments or reports filed for the purpose of updating such description.

     All reports and other documents filed by CLARCOR pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Proxy Statement/Prospectus and prior to the date of the UAS Special Meeting shall be deemed to be incorporated by reference herein and to be a part hereof from the dates of filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.
                            ------------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS WITH RESPECT TO THE MATTERS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY EITHER CLARCOR OR UAS. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, NOR DOES IT CONSTITUTE THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF CLARCOR OR UAS SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                            ------------------------

     As used herein, unless the context otherwise clearly requires: "CLARCOR" refers to CLARCOR Inc. and its consolidated Subsidiaries and "UAS" refers to United Air Specialists, Inc. and its consolidated Subsidiaries. Capitalized terms not defined in this Proxy Statement/Prospectus have the respective meanings specified in the Merger Agreement. All information contained herein with respect to UAS Common Stock, including financial information presented on a per share basis, has been adjusted to reflect a five-for-four stock split effected on February 2, 1996 for holders of record on January 19, 1996 and the three-for-one stock split effected on June 1, 1994 for holders of record on May 18, 1994.
                            ------------------------

     All information contained in this Proxy Statement/Prospectus with respect to CLARCOR and Sub has been provided by CLARCOR. All information contained in this Proxy Statement/Prospectus with respect to UAS has been provided by UAS.

                                    SUMMARY

     The following is a summary of certain information contained elsewhere or incorporated by reference in this Proxy Statement/Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained or incorporated by reference in this Proxy
Statement/Prospectus and the Annexes hereto.
                            ------------------------

     SHAREHOLDERS OF UAS ARE URGED TO READ THIS PROXY STATEMENT/PROSPECTUS AND THE ANNEXES HERETO IN THEIR ENTIRETY AND SHOULD CONSIDER CAREFULLY THE INFORMATION SET FORTH BELOW UNDER THE HEADING "RISK FACTORS."
                            ------------------------

                              UAS SPECIAL MEETING

DATE, PLACE AND TIME.......  The UAS Special Meeting will be held on February
                             14, 1997 at 10:00 a.m. (EST) at the corporate offices of UAS, 4440 Creek Road, Cincinnati, Ohio.

PURPOSE....................  To consider and vote upon a proposal to adopt the
                             Merger Agreement and to transact such other business as may properly come before the UAS Special Meeting. See "UAS SPECIAL
                             MEETING -- Purpose."

RECORD DATE; VOTING
RIGHTS.....................  Only holders of record of UAS Common Stock at the close of business on January 6, 1997 (the "Record Date") are entitled to receive notice of and to vote at the UAS Special Meeting. At the close of business on the Record Date, there were 2,920,078 shares of UAS Common Stock outstanding, each of which entitles the registered holder thereof to one vote on each matter voted upon at the UAS Special Meeting. See "UAS SPECIAL MEETING -- Record Date; Voting Rights."

QUORUM.....................  The holders of UAS Common Stock present in person or by proxy at the UAS Special Meeting will constitute a quorum for such meeting. See "UAS SPECIAL MEETING -- Quorum."

REQUIRED VOTE..............  Adoption of the Merger Agreement will require the affirmative vote of the holders of a majority of the shares of UAS Common Stock outstanding on the Record Date. Accordingly, since there were 2,920,078 shares of UAS Common Stock outstanding on the Record Date, adoption of the Merger Agreement will require the affirmative vote of holders of at least 1,460,040 shares of UAS Common Stock. Brokers who hold shares of UAS Common Stock as nominees will not have discretionary authority to vote such shares in the absence of instructions from the beneficial owners thereof. Broker non-votes and abstentions will have the effect of votes against the proposal to adopt the Merger Agreement. See "UAS SPECIAL MEETING -- Required Vote."

                             Approval of the proposal to adopt the Merger
                             Agreement will also authorize the UAS Board to exercise its discretion whether to proceed with the Merger in the event that, during the period commencing ten business days prior to the Closing, the closing per share price of CLARCOR Common Stock on the NYSE (as published in The Wall Street Journal, New York Stock Exchange Composite Transactions) is less than a threshold amount determined in accordance with the terms of the Merger Agreement. UAS expects that the UAS Board would exercise such discretion and decide whether to terminate the Merger Agreement without a resolicitation of shareholders. See "THE MERGER AGREEMENT -- Termination."

VOTING AGREEMENTS..........  The holders of UAS Common Stock representing
                             1,349,853 shares of UAS Common Stock (approximately 46.2% of the shares of UAS Common Stock outstanding on the Record Date) have signed agreements obligating them, except in certain circumstances, to vote in favor of adoption of the Merger Agreement and against certain other actions. See "VOTING AGREEMENTS."

SHARE OWNERSHIP OF
  MANAGEMENT...............  At the close of business on the Record Date,
                             Directors and executive officers of UAS and their affiliates were the beneficial owners of an aggregate of 1,447,219 (approximately 49.6%) of the shares of UAS Common Stock then outstanding. Such shares include the shares subject to the voting agreements described above. UAS believes that its Directors, executive officers and their affiliates intend to vote all shares of UAS Common Stock beneficially owned by them in favor of adoption of the Merger without regard to whether such shares are subject to voting agreements. See "UAS SPECIAL MEETING -- Required Vote."

                             PARTIES TO THE MERGER AGREEMENT

CLARCOR....................  CLARCOR manufactures, markets and distributes mobile, industrial and environmental filtration products and consumer packaging products for both domestic and international markets. CLARCOR had sales of approximately $290.2 million and net earnings of approximately $22.0 million for its fiscal year ended December 2, 1995 and sales of approximately $333.4 million and net earnings of approximately $25.0 million for its fiscal year ended November 30, 1996. CLARCOR was organized in 1904 as an Illinois corporation and in 1969 was reincorporated in the State of Delaware. Its principal executive offices are located at 2323 Sixth Street, P.O. Box 7007, Rockford, Illinois 61125 and its telephone number is (815) 962-8867. For further information concerning CLARCOR, see "-- CLARCOR Selected Consolidated Financial Data," "-- Recent Developments," "PARTIES TO THE MERGER AGREEMENT -- CLARCOR," "AVAILABLE INFORMATION" and "INCORPORATION OF DOCUMENTS BY REFERENCE."

UAS........................  UAS is engaged in the design, manufacture and sale of commercial and industrial air cleaners, electrostatic fluid contamination control equipment and high precision spraying equipment. UAS had sales of approximately $40.8 million and net earnings of approximately $1.5 million for its fiscal year ended June 30, 1996. UAS was founded in 1966 and is incorporated in Ohio. Its principal executive offices are located at 4440 Creek Road, Cincinnati, Ohio 45242 and its telephone number is
                             (513) 891-0400. For further information concerning UAS, see "-- UAS Selected Consolidated Financial Data," "PARTIES TO THE MERGER AGREEMENT -- UAS," "ADDITIONAL INFORMATION REGARDING UAS," "UAS CONSOLIDATED FINANCIAL STATEMENTS" and "AVAILABLE INFORMATION."

SUB........................  Sub was incorporated in Ohio on September 19, 1996 solely for the purpose of consummating the Merger and the other transactions contemplated by the Merger Agreement. Sub has minimal assets and no business and has carried on no activities which are not directly related to its formation and its execution of the Merger Agreement. Its principal executive offices are located at 2323 Sixth Street, P.O. Box 7007, Rockford, Illinois 61125 and its telephone number is (815) 962-8867. See "PARTIES TO THE MERGER AGREEMENT -- Sub."

                                   THE MERGER

RECOMMENDATION OF THE UAS
  BOARD....................  The UAS Board has unanimously determined that the
                             Merger is advisable and fair to and in the best interests of UAS and its shareholders and has unanimously approved the Merger Agreement. THE UAS BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF UAS VOTE IN FAVOR OF ADOPTION OF THE MERGER AGREEMENT AT THE UAS SPECIAL MEETING. See "THE MERGER -- UAS's Reasons for the Merger; Recommendation of its Board of Directors."

OPINION OF UAS'S FINANCIAL
  ADVISOR..................  J.J.B. Hilliard, W.L. Lyons, Inc. ("Hilliard
                             Lyons") has acted as financial advisor to UAS in connection with the Merger and has delivered its written opinion dated September 23, 1996, to the UAS Board to the effect that, based upon and subject to the various considerations set forth therein, as of the date thereof, the consideration to be received in the Merger by the holders of UAS Common Stock is fair to such holders from a financial point of view. The full text of such written opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Annex II and should be read carefully in its entirety. See "THE MERGER -- Opinion of UAS's Financial Advisor."

INTERESTS OF CERTAIN
PERSONS IN THE MERGER......  Members of the UAS Board and executive officers of
                             UAS have interests in the Merger in addition to their interests as shareholders of UAS. In connection with the execution of the Merger Agreement, CLARCOR entered into an agreement with UAS and Mr. Durwood G. Rorie, Jr. (the "Rorie Non-Compete Agreement") and an agreement with UAS and Mr. William A. Cheney (the "Cheney Non-Compete Agreement" and together with the Rorie Non-Compete Agreement, the "Non-Compete Agreements"). Messrs. Rorie and Cheney are members of the UAS Board and executive officers of UAS. The Rorie Non-Compete Agreement provides for a lump sum payment in the aggregate amount of $668,321.52 by CLARCOR to Mr. Rorie at the Effective Time of the Merger in lieu of certain lifetime monthly payments from UAS to which Mr. Rorie would otherwise be entitled upon termination of his employment. Such lifetime monthly payments, the amount of which is determined by calculating 1/24th of the average annual base salary of Mr. Rorie for the three fiscal years prior to the termination of his employment, would be equal to $7,000 per month assuming that Mr. Rorie's current annual base salary does not change and that his employment terminates on June 30, 1998. This lump sum payment of $668,321.52, which is equal to the net present value of lifetime monthly payments of $6,750 (such amount is based on Mr. Rorie's salary as of the date of the Merger Agreement) assuming that Mr. Rorie's employment terminates on June 30, 1998, is subject to adjustment based upon the actual termination date of Mr. Rorie's employment. In addition, the Rorie Non-Compete Agreement amends certain non-compete provisions applicable to Mr. Rorie, amends the methodology for calculating Mr. Rorie's annual bonus beginning with the fiscal year ending on June 30, 1997 and unconditionally guarantees, to the extent of UAS's obligation, the payment of Mr. Rorie's base salary, annual bonus and certain insurance premiums as discussed herein. Under the Cheney Non-Compete Agreement, CLARCOR unconditionally guarantees, to the extent of UAS's obligation, the payment to Mr. Cheney of certain lifetime monthly payments based on 1/24th of his average annual base salary for the three fiscal years prior to the termination of his employment in 1991. Such lifetime monthly payments, which were increased by 10% effective March 1, 1995, currently are equal to $4,468.75 per month. In addition, the Cheney Non-Compete Agreement amends certain non-compete provisions applicable to Mr. Cheney as discussed herein.

                             In addition, holders of options to purchase UAS Common Stock, including, among others, members of the UAS Board and certain executive officers of UAS, will receive, subject to the terms and conditions of the Merger Agreement, options to purchase CLARCOR Common Stock in substitution for certain options to purchase UAS Common Stock. The holders of UAS Common Stock who have entered into the agreements described herein under the caption "VOTING AGREEMENTS" (which holders include Messrs. Rorie and Cheney) are entitled thereby to certain rights with respect to the registration under the Securities Act of the shares of CLARCOR Common Stock they receive pursuant to the Merger. The Merger Agreement also requires that UAS provide certain persons, including each member of the UAS Board and each executive officer of UAS, indemnification and directors' and officers' insurance protection for six years after the Effective Time. See "THE MERGER -- Interests of Certain Persons in the Merger."

MATERIAL FEDERAL INCOME TAX
  CONSEQUENCES.............  It is a condition to the consummation of the Merger that CLARCOR and UAS receive an opinion from their respective tax counsel to the effect that, among other things, the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and no gain or loss will be recognized by the non-dissenting shareholders of UAS upon the conversion of their shares of UAS Common Stock into shares of CLARCOR Common Stock in accordance with the Merger, except with respect to cash, if any, received in lieu of fractional shares of CLARCOR Common Stock. See "THE
                             MERGER -- Material Federal Income Tax Consequences" and "THE MERGER AGREEMENT -- Conditions Precedent to the Merger."

ANTICIPATED ACCOUNTING
  TREATMENT................  The Merger is expected to be accounted for as a pooling of interests in accordance with generally accepted accounting principles. It is a condition to the consummation of the Merger that CLARCOR receive an opinion of Coopers & Lybrand L.L.P. that the Merger will qualify for pooling of interests accounting treatment. In connection with the Merger, CLARCOR will take a one-time pre-tax charge, currently estimated to be in the range of $2.0 million to $3.0 million ($1.2 million to $1.8 million on an after-tax basis), in the quarter in which the Merger is consummated to cover the costs of combining CLARCOR and UAS and for other unusual or nonrecurring items related to the Merger. See

                             "SUMMARY -- CLARCOR Selected Unaudited Pro Forma Combined Financial Data," "THE MERGER -- Anticipated Accounting Treatment," "THE AGREEMENT -- Conditions Precedent to the Merger" and "CLARCOR UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS."

REGULATORY APPROVALS.......  The consummation of the Merger is conditioned upon the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). Under the HSR Act and the regulations promulgated thereunder by the Federal Trade Commission (the "FTC"), the Merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and the applicable waiting period has expired or been terminated. Report forms relating to the Merger were filed on behalf of CLARCOR and UAS under the HSR Act with the FTC and the Antitrust Division. The applicable waiting period expired on November 30, 1996. See "THE MERGER -- Regulatory Approvals" and "THE MERGER AGREEMENT -- Conditions Precedent to the Merger."

PERCENTAGE OWNERSHIP
INTEREST OF UAS
  SHAREHOLDERS AFTER THE
  MERGER...................  After the Merger, based on the number of shares of
                             CLARCOR Common Stock outstanding on the Record Date and assuming the issuance of approximately 1,081,047 shares of CLARCOR Common Stock at the Effective Time, upon consummation of the Merger there will be approximately 15,969,725 shares of CLARCOR Common Stock outstanding at the Effective Time (approximately 17,604,030 on a fully-diluted basis), of which UAS shareholders will own approximately 6.77% (approximately 6.87% on a fully diluted basis). See "THE MERGER -- Percentage Ownership Interest of UAS Shareholders After the Merger."

                              THE MERGER AGREEMENT

CONVERSION OF SHARES IN THE
  MERGER...................  At the Effective Time of the Merger, Sub will be merged with and into UAS, with UAS continuing as the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of CLARCOR. As a result of the Merger, the separate corporate existence of Sub will cease and UAS will succeed to all the rights and be responsible for all the obligations of Sub in accordance with the OGCL. Subject to the terms and conditions of the Merger Agreement, each share of UAS Common Stock outstanding immediately prior to the Effective Time of the Merger (other than shares owned directly or indirectly by CLARCOR or UAS, which will be cancelled) will be converted into .3702116 of a share of CLARCOR Common Stock, including the corresponding percentage of a CLARCOR Right, subject to adjustment based on the number of fully diluted shares of UAS Common Stock outstanding immediately prior to the Effective Time. Cash will be paid in lieu of any fractional share of CLARCOR Common Stock. Notwithstanding the foregoing, holders of UAS Common Stock have the right to dissent from the Merger and to receive payment of the fair cash value of their shares upon full compliance with Section 1701.85 of the OGCL. See "THE MERGER

                             AGREEMENT -- Conversion of Shares in the Merger," "-- No Fractional Shares," "-- Adjustment of Conversion Number" and "DISSENTERS' RIGHTS." If holders of more than 10% of the outstanding shares of UAS Common Stock properly demand dissenters' rights, CLARCOR has the right to decline to consummate the Merger. See "THE MERGER
                             AGREEMENT -- Conditions Precedent to the Merger."

EXCHANGE AGENT; PROCEDURES
FOR EXCHANGE OF
  CERTIFICATES.............  First Chicago Trust Company of New York has been selected to act as Exchange Agent under the Merger Agreement. As soon as practicable, but not later than five business days after the Effective Time, CLARCOR will deposit with the Exchange Agent, in trust for the holders of certificates ("UAS Certificates") which immediately prior to the Effective Time represented shares of UAS Common Stock converted in the Merger, certificates ("CLARCOR Certificates") representing the shares of CLARCOR Common Stock issuable pursuant to the Merger in accordance with the Merger Agreement. The Exchange Agent will deliver the CLARCOR Certificates upon the surrender for exchange of the UAS Certificates. See "THE MERGER
                             AGREEMENT -- Exchange Agent; Procedures for
                             Exchange of Certificates."

PROCEDURES FOR EXCHANGE OF
  CERTIFICATES.............  As soon as practicable after the Effective Time, the Exchange Agent will mail to each record holder of a UAS Certificate a letter of transmittal. Upon surrender for exchange to the Exchange Agent of all UAS Certificates held by any record holder, together with such letter of transmittal duly executed, such holder will be entitled to receive in exchange therefor: (i) a CLARCOR Certificate representing the number of whole shares of CLARCOR Common Stock into which the shares of UAS Common Stock represented by the surrendered UAS Certificates have been converted at the Effective Time, (ii) cash in lieu of any fractional share of CLARCOR Common Stock and (iii) certain dividends and other distributions. See "THE MERGER
                             AGREEMENT -- Exchange Agent; Procedures for
                             Exchange of Certificates."

                             HOLDERS OF UAS COMMON STOCK SHOULD NOT FORWARD THEIR UAS CERTIFICATES WITH THE ENCLOSED PROXY CARD, NOR SHOULD THEY RETURN THEIR UAS CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED A TRANSMITTAL LETTER.

STOCK OPTIONS..............  Each option to purchase UAS Common Stock (a "UAS
                             Stock Option") granted under a UAS Stock Plan (as hereinafter defined) which is outstanding immediately prior to the Effective Time will become an option to purchase shares of CLARCOR Common Stock. Appropriate adjustment will be made to the number of shares of CLARCOR Common Stock subject thereto and the associated exercise price. Each such option will be otherwise exercisable upon the same terms and conditions as were applicable to the related UAS Stock Option. See "THE MERGER
                             AGREEMENT -- Stock Options."

NO SOLICITATION............  Subject to certain exceptions set forth in the
                             Merger Agreement, UAS has agreed that from and after the date of the Merger Agreement, it will not, directly or indirectly, solicit, initiate or knowingly encourage (including by way of furnishing non-public information) any Takeover Proposal (as hereinafter defined) from any person, or engage in or continue discussions or negotiations relating to any Takeover Proposal and that it will use its reasonable best efforts to prevent any of its directors, officers, employees, attorneys, financial advisors, agents and other authorized representatives and those of any of its Subsidiaries from taking any such action. See "THE MERGER AGREEMENT -- No Solicitation."

TERMINATION................  The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the shareholders of UAS of the proposal to adopt the Merger Agreement, as authorized by the respective boards of directors of CLARCOR, Sub and UAS, as applicable: (i) by mutual written consent of CLARCOR, Sub and UAS; (ii) by either CLARCOR or UAS if the other (or Sub if UAS is the terminating party) fails to comply in any material respect with any of its covenants or agreements contained in the Merger Agreement required to be complied with prior to the date of such termination or materially breaches any representation or warranty that is not qualified as to materiality or breaches any representation or warranty that is so qualified (in each case after a five business day cure period following notice of such breach) or if the requisite UAS shareholder approval is not obtained; (iii) by either CLARCOR or UAS if (A) the Merger has not been effected on or prior to the close of business on March 31, 1997, subject to certain limitations, or (B) any court or other Governmental Entity having jurisdiction has permanently enjoined, restrained or otherwise prohibited the transactions contemplated by the Merger Agreement by final and nonappealable order or other action; (iv) by either CLARCOR or UAS under specified circumstances involving a competing transaction; (v) by CLARCOR if the UAS Board withdraws or modifies its recommendation of the Merger or its approval of the Merger Agreement; (vi) by CLARCOR upon certain transactions resulting in the acquisition of 20% or more of the equity of, or 20% or more of the assets of, UAS or certain of its subsidiaries; and (vii) by UAS if, during the period commencing ten business days preceding the Closing, the closing price per share of CLARCOR Common Stock (as published in The Wall Street Journal, New York Stock Exchange Composite Transactions) is less than a threshold amount determined in accordance with the terms of the Merger Agreement. See "THE MERGER AGREEMENT -- Termination."

FEES AND EXPENSES..........  The Merger Agreement provides for the payment of break-up fees following a termination of the Merger Agreement under certain circumstances. See "THE MERGER AGREEMENT -- Fees and Expenses."

  COMPARISON OF RIGHTS OF HOLDERS OF CLARCOR COMMON STOCK AND UAS COMMON STOCK

COMPARISON OF RIGHTS OF
HOLDERS OF CLARCOR COMMON
STOCK AND UAS COMMON
STOCK......................  See "COMPARISON OF RIGHTS OF HOLDERS OF CLARCOR
                             COMMON STOCK AND UAS COMMON STOCK" for a summary of the material differences between the rights of holders of CLARCOR Common Stock and the rights of holders of UAS Common Stock.

                               DISSENTERS' RIGHTS

DISSENTERS' RIGHTS.........  Holders of UAS Common Stock have the right to dissent from the Merger and to receive payment of the fair cash value of their shares upon full compliance with Section 1701.85 of the OGCL. A copy of Section 1701.85 of the OGCL is attached hereto as Annex III. Holders of CLARCOR Common Stock do not have dissenters' rights with respect to the Merger. See "DISSENTERS' RIGHTS." If holders of more than 10% of the outstanding shares of UAS Common Stock properly demand dissenters' rights, CLARCOR has the right to decline to consummate the Merger. See "THE MERGER AGREEMENT -- Conditions Precedent to the Merger."

                  CLARCOR SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected historical consolidated financial data for CLARCOR for each of the five years in the period ended December 2, 1995, which data has been derived from CLARCOR's audited consolidated financial statements, and for the nine-month periods ended September 2, 1995 and August 31, 1996, which data has been derived from the unaudited consolidated interim financial statements contained in CLARCOR's Quarterly Report on Form 10-Q for the nine months ended August 31, 1996. Such CLARCOR selected historical financial data should be read in conjunction with the audited Consolidated Financial Statements, including the notes thereto, and other financial information contained in CLARCOR's Annual Report on Form 10-K for the year ended December 2, 1995, and the unaudited consolidated interim financial statements, including the notes thereto, and other financial information contained in CLARCOR's Quarterly Report on Form 10-Q for the nine months ended August 31, 1996, incorporated by reference herein. CLARCOR's fiscal year ends on the Saturday closest to November 30 in each year. All references below to CLARCOR's fiscal year ends are to November 30 for clarity of presentation. See "AVAILABLE INFORMATION" and "INCORPORATION OF DOCUMENTS BY REFERENCE."

                                             NINE MONTHS ENDED
                                         -------------------------                FISCAL YEAR ENDED NOVEMBER 30,
                                         AUGUST 31,   SEPTEMBER 2,   --------------------------------------------------------
                                            1996          1995         1995       1994         1993       1992         1991
                                         ----------   ------------   --------   --------     --------   --------     --------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net Sales..............................   $242,583      $204,444     $290,194   $270,123     $225,319   $188,625     $179,538
  Cost of sales........................    174,234       146,173      209,653    192,456      155,615    129,287      120,370
                                          --------      --------     --------   --------     --------   --------     --------
  Gross profit.........................     68,349        58,271       80,541     77,667       69,704     59,338       59,168
  Selling and administrative
    expenses...........................     40,560        33,243       45,176     45,301       40,637     31,708       28,315
                                          --------      --------     --------   --------     --------   --------     --------
Operating Profit.......................     27,789        25,028       35,365     32,366       29,067     27,630       30,853
  Interest expense.....................     (2,390)       (1,804)      (2,693)    (2,788)      (3,525)    (3,803)      (3,682)
  Interest income......................        641           609          830        548          875        298        1,122
  Gain on sale of investment in
    affiliate..........................         --            --           --      4,166(a)        --         --           --
  Equity in net earnings of
    affiliates.........................        142            73          246        959          745        873          332
  Minority interests in earnings of
    subsidiaries.......................       (109)           61          (71)        (2)          --         --           --
  Other income (expense)...............       (166)          155          459     (2,689)         (84)       307          (82)
                                          --------      --------     --------   --------     --------   --------     --------
Earnings Before Income Taxes and
  Cumulative Effect of Changes in
  Accounting Methods and Discontinued
  Operations...........................     25,907        24,122       34,136     32,560       27,078     25,305       28,543
  Provision for income taxes...........      9,641         9,358       12,182     11,935        9,827      8,796       10,068
                                          --------      --------     --------   --------     --------   --------     --------
Earnings Before Cumulative Effect of
  Changes in Accounting Methods and
  Discontinued Operations..............     16,266        14,764       21,954     20,625       17,251     16,509       18,475
  Earnings from discontinued
    operations, net of income taxes....         --            --           --         --           --         --          297(b)
  Cumulative effect of changes in
    accounting methods.................         --            --           --        630(c)        --     (2,370)(d)       --
                                          --------      --------     --------   --------     --------   --------     --------
Net Earnings...........................   $ 16,266      $ 14,764     $ 21,954   $ 21,255     $ 17,251   $ 14,139     $ 18,772
                                          ========      ========     ========   ========     ========   ========     ========
Weighted Average Shares
  Outstanding(e).......................     14,854        14,794       14,801     14,814       14,838     14,973       14,873
                                          ========      ========     ========   ========     ========   ========     ========
PER SHARE DATA(E):
  Earnings before cumulative effect of
    changes in accounting methods and
    discontinued operations............   $   1.10      $   1.00     $   1.48   $   1.39     $   1.16   $   1.10     $   1.24
  Earnings from discontinued
    operations.........................         --            --           --         --           --         --         0.02(b)
  Cumulative effect of changes in
    accounting methods.................         --            --           --       0.04(c)        --      (0.16)(d)       --
                                          --------      --------     --------   --------     --------   --------     --------
  Net earnings.........................   $   1.10      $   1.00     $   1.48   $   1.43     $   1.16   $   0.94     $   1.26
                                          ========      ========     ========   ========     ========   ========     ========
  Cash dividends per share.............   $ 0.4800      $ 0.4725     $ 0.6325   $ 0.6225     $ 0.6100   $ 0.6000     $ 0.5500
                                          ========      ========     ========   ========     ========   ========     ========

                                                    AT
                                         -------------------------                       AT NOVEMBER 30,
                                         AUGUST 31,   SEPTEMBER 2,   --------------------------------------------------------
                                            1996          1995         1995       1994         1993       1992         1991
                                         ----------   ------------   --------   --------     --------   --------     --------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED BALANCE SHEET DATA:
  Working capital......................   $ 74,894      $ 81,547     $ 75,110   $ 58,989     $ 52,873   $ 68,355     $ 54,637
  Total assets.........................    238,569       216,266      223,262    188,448      173,567    161,255      157,999
  Long-term debt(f)....................     37,035        36,333       34,417     17,013       24,617     29,325       35,834
  Shareholders' equity.................    140,839       125,783      130,815    117,462      104,641     99,551       95,662

---------------

(a) In October 1994, CLARCOR sold 75% of its 20% interest in G.U.D. Holdings Limited, recognizing a pretax gain on the sale of $4,166.

(b) In June 1991, CLARCOR adopted a plan to dispose of its Precision Products Group. Effective November 30, 1992, CLARCOR sold the Group for $20,700 in cash and a $2,500 note receivable. The sale was recorded as of November 30, 1992 and resulted in a pretax gain of $1,342 offset by income tax effects of $1,342. The results of this business are excluded from income from continuing operations.

(c) CLARCOR adopted Statement of Financial Accounting Standards (SFAS) 109, "Accounting for Income Taxes" in 1994. Net income reflects the cumulative effect of adopting this standard.

(d) CLARCOR adopted Statement of Financial Accounting Standards (SFAS) 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" in 1992. Net income reflects the cumulative effect of adopting this standard, net of the related income tax benefit of $1,477.

(e) All data with respect to earnings per share and weighted average number of shares outstanding has been retroactively adjusted to reflect a three-for-two stock split declared January 20, 1992 and payable February 14, 1992 in the form of a 50% stock dividend.

(f)  Long-term debt excludes the current portion of notes and capital leases.

                    UAS SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected historical consolidated financial data for UAS for each of the five years in the period ended June 30, 1996, which data has been derived from UAS's audited consolidated financial statements, and for the three-month periods ended September 30, 1995 and 1996, which data has been derived from the unaudited consolidated interim financial statements contained in UAS's Quarterly Report on Form 10-Q for the three months ended September 30, 1996, which are included elsewhere herein, and should be read in conjunction with the Consolidated Financial Statements and notes thereto of UAS and other financial information pertaining to UAS, which are included elsewhere herein. See "ADDITIONAL INFORMATION REGARDING UAS," "UAS CONSOLIDATED FINANCIAL STATEMENTS" and "AVAILABLE INFORMATION."

                                    THREE MONTHS
                                   ENDED SEPTEMBER
                                         30,                        YEAR ENDED JUNE 30,
                                  -----------------   -----------------------------------------------
                                   1996      1995      1996      1995      1994      1993      1992
                                  -------   -------   -------   -------   -------   -------   -------
                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
  Net sales...................... $ 9,735   $ 9,893   $40,818   $34,831   $29,311   $28,843   $29,061
  Cost of sales..................   6,401     6,603    26,788    23,361    20,333    19,048    19,356
  Gross profit...................   3,334     3,290    14,030    11,470     8,978     9,795     9,705
  Selling, general and
     administrative expenses(a)..   2,772     2,642    11,044     9,669     8,082     8,849     9,941
  Operating income (loss)........     562       648     2,986     1,801       896       946      (236)
  Other expense..................    (110)     (223)     (792)     (755)     (603)     (731)     (592)
  Income (loss) before income
     taxes.......................     452       425     2,194     1,046       293       215      (828)
  Provision (credit) for income
     taxes.......................     176       171       690       314       121       133       (21)
  Net income (loss)..............     276       254     1,504       732       172        82      (807)
  Earnings (loss) per common
     share.......................     .09       .08       .49       .24       .06       .03      (.29)
  Dividends per common share.....      --        --        --        --        --        --        --
  Weighted average number of
     common shares outstanding...   3,192     3,090     3,089     3,035     2,991     2,841     2,836

BALANCE SHEET DATA:
  Working capital................ $ 9,990   $ 8,933   $ 8,782   $ 7,961   $ 6,892   $ 6,848   $ 7,538
  Total assets...................  21,991    22,083    22,052    21,450    18,281    19,861    22,305
  Long-term obligations..........   7,857     8,575     7,133     7,904     8,095     8,083    10,664
  Shareholders' equity...........   8,326     6,801     8,024     6,512     5,714     5,478     5,871

---------------

(a) Includes restructuring costs of $420 recorded in 1992.

          CLARCOR SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

     The following table sets forth selected unaudited pro forma combined financial data for CLARCOR for each of the five years in the period ended November 30, 1995 and for the nine-month periods ended August 31, 1996 and September 2, 1995, which are presented to reflect the estimated impact on the historical Consolidated Financial Statements of CLARCOR of the Merger, which will be accounted for as a pooling of interests, and the issuance of approximately 1,209,302 shares of CLARCOR Common Stock constituting the Share Issuance. The Income Statement Data assumes that the Merger had been consummated at the beginning of the earliest period presented. The Per Share Data is calculated assuming that 1,209,302 shares were outstanding at the beginning of the earliest period presented. The Balance Sheet Data assumes that the Merger had been consummated on August 31, 1996. In connection with the Merger, CLARCOR will take a one-time pre-tax charge estimated to be in the range of $2.0 million to $3.0 million ($1.2 million to $1.8 million on an after-tax basis), in the quarter in which the Merger is consummated to cover the costs of combining CLARCOR and UAS and for other unusual and nonrecurring items. See the third paragraph under "CLARCOR UNAUDITED PRO FORMA COMBINED FINANCIAL
STATEMENTS -- Introduction" for a description of the components of such charge. The unaudited combined pro forma financial data does not reflect any cost savings or other synergies anticipated by CLARCOR's management as a result of the Merger and are not necessarily indicative of the results of operations or the financial position which would have occurred had the Merger been consummated at the beginning of the earliest period presented, nor are they necessarily indicative of CLARCOR's future results of operations or financial position. The unaudited pro forma combined financial data should be read in conjunction with the historical Consolidated Financial Statements of CLARCOR and UAS and the CLARCOR Unaudited Pro Forma Combined Financial Statements, including the notes thereto, incorporated by reference or appearing elsewhere in this Proxy Statement/Prospectus. See "AVAILABLE INFORMATION," "INCORPORATION OF DOCUMENTS BY REFERENCE," "CLARCOR UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS," "ADDITIONAL INFORMATION REGARDING UAS" and "UAS CONSOLIDATED FINANCIAL STATEMENTS."

          CLARCOR SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

     The following table includes UAS data for each of the five fiscal years in the period ended on September 30, 1995 and for the nine-month period ended June 30, 1996 and June 30, 1995. UAS has a fiscal year-end of June 30. For purposes of this pro forma combined financial data, UAS's Income Statement and Per Share data were restated to a September 30 year-end date and UAS's June 30, 1996 Balance Sheet Data was used to more closely approximate CLARCOR's year-end. For ease of reference, all column headings used in such table refer to the period-ended date of CLARCOR.

                                        NINE MONTHS ENDED
                                   ---------------------------                 FISCAL YEAR ENDED NOVEMBER 30,
                                   AUGUST 31,    SEPTEMBER 2,     --------------------------------------------------------
                                      1996           1995           1995        1994        1993        1992        1991
                                   ----------    -------------    --------    --------    --------    --------    --------
                                                         (THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net Sales.........................  $273,508       $ 231,628      $327,271    $300,450    $253,211    $218,172    $212,938
  Cost of sales...................   194,419         164,222       234,305     213,596     174,186     148,694     142,627
                                    --------        --------      --------    --------    --------    --------    --------
  Gross profit....................    79,089          67,406        92,966      86,854      79,025      69,478      70,311
  Selling and administrative
    expenses......................    48,962          40,828        55,403      53,666      49,065      41,248      38,641
  Restructuring costs.............        --              --            --          --          --         420          --
                                    --------        --------      --------    --------    --------    --------    --------
Operating Profit..................    30,127          26,578        37,563      33,188      29,960      27,810      31,670
  Interest expense................    (2,850)         (2,306)       (3,373)     (3,298)     (3,979)     (4,438)     (4,398)
  Interest income.................       641             609           830         548         875         298       1,122
  Gain on sale of investment in
    affiliate.....................        --              --            --       4,166          --          --          --
  Equity in net earnings of
    affiliates....................       142              73           246         959         745         873         332
  Minority interests in earnings
    of subsidiaries...............      (109)             61           (71)         (2)         --          --          --
  Other income (expense)..........      (275)             10           268      (2,718)       (380)        387        (419)
                                    --------        --------      --------    --------    --------    --------    --------
Earnings Before Income Taxes and
  Cumulative Effect of Changes in
  Accounting Methods and
  Discontinued Operations.........    27,676          25,025        35,463      32,843      27,221      24,930      28,307
  Provision for income taxes......    10,160           9,617        12,612      12,057       9,944       8,941       9,911
                                    --------        --------      --------    --------    --------    --------    --------
Earnings Before Cumulative Effect
  of Changes in Accounting Methods
  and Discontinued Operations.....    17,516          15,408        22,851      20,786      17,277      15,989      18,396
  Earnings from discontinued
    operations, net of income
    taxes.........................        --              --            --          --          --          --         297
  Cumulative effect of changes in
    accounting methods............        --              --            --         630          --      (2,370)         --
                                    --------        --------      --------    --------    --------    --------    --------
Net Earnings......................  $ 17,516       $  15,408      $ 22,851    $ 21,416    $ 17,277    $ 13,619    $ 18,693
                                    ========        ========      ========    ========    ========    ========    ========
Weighted Average Shares
  Outstanding.....................    16,063          16,003        16,010      16,023      16,047      16,182      16,082
                                    ========        ========      ========    ========    ========    ========    ========
PER SHARE DATA:
  Earnings before cumulative
    effect of changes in
    accounting methods and
    discontinued operations.......  $   1.09       $    0.96      $   1.43    $   1.30    $   1.08    $   0.99    $   1.14
  Earnings from discontinued
    operations....................        --              --            --          --          --          --        0.02
  Cumulative effect of changes in
    accounting methods............        --              --            --        0.04          --       (0.15)         --
                                    --------        --------      --------    --------    --------    --------    --------
  Net earnings....................  $   1.09       $    0.96      $   1.43    $   1.34    $   1.08    $   0.84    $   1.16
                                    ========        ========      ========    ========    ========    ========    ========
  Cash dividends declared per
    share.........................  $   0.48       $    0.47      $   0.63    $   0.62    $   0.61    $   0.60    $   0.55
                                    ========        ========      ========    ========    ========    ========    ========
BALANCE SHEET DATA:
  Working capital.................  $ 81,876
  Total assets....................   260,620
  Long-term debt..................    44,168
  Shareholders' equity............   147,063

     See Notes to CLARCOR Unaudited Pro Forma Combined Financial Statements appearing elsewhere in this Proxy Statement/Prospectus.

                 COMPARATIVE PER SHARE DATA OF CLARCOR AND UAS

     The following table sets forth certain per share data of CLARCOR and UAS on both a historical and a pro forma combined basis. The pro forma earnings data are derived from the Unaudited Pro Forma Combined Statements of Income appearing elsewhere herein, which give effect to the Merger as a pooling of interests as if the Merger had been consummated at the beginning of the earliest period presented. The pro forma dividend data assume dividend payments consistent with CLARCOR's historical payments. Book value data for all pro forma presentations is based upon the number of outstanding shares of CLARCOR Common Stock, adjusted to include the shares of CLARCOR Common Stock constituting the Share Issuance. The information set forth below should be read in conjunction with the historical Consolidated Financial Statements of CLARCOR and UAS and the CLARCOR Unaudited Pro Forma Combined Financial Statements, including the notes thereto, incorporated by reference or appearing elsewhere in this Proxy Statement/Prospectus. See "AVAILABLE INFORMATION," "INCORPORATION OF DOCUMENTS BY REFERENCE," "CLARCOR UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS," "ADDITIONAL INFORMATION REGARDING UAS" and "UAS CONSOLIDATED FINANCIAL STATEMENTS."

     The following table includes UAS historical financial information for the three twelve-month periods ended September 30, 1995, 1994, and 1993 and for the nine-month period ended June 30, 1996. The UAS historical data for the twelve-month periods ended September 30 was calculated by adjusting the historical year ended June 30 data to a September 30 year-end by including the first quarter of the next year and excluding the first quarter of the current year ended June 30. The UAS Equivalent per share data is calculated based on CLARCOR unaudited pro forma data and an assumed conversion ratio in the Merger of .3702116 shares of CLARCOR Common Stock for each share of UAS Common Stock. The pro forma data does not reflect any cost savings or other synergies anticipated by CLARCOR management as a result of the Merger. For ease of reference, all column headings used in the table refer to the period-ended dates of CLARCOR.

                                                                AT OR FOR
                                                                   THE
                                                               NINE MONTHS       AT OR FOR THE
                                                                  ENDED      YEAR ENDED NOVEMBER 30,
                                                               AUGUST 31,    -----------------------
                                                                  1996        1995    1994    1993
                                                               -----------   ------   ----   ------
                                                               (UNAUDITED)
CLARCOR Historical
  Earnings per share before cumulative effect of change in
     accounting method.......................................     $1.10      $1.48   $1.39   $1.16
  Cash dividends declared per share..........................      0.48       0.63    0.62    0.61
  Book value per share.......................................      9.47       8.82
UAS Historical (Unaudited)
  Earnings per share.........................................     $0.41      $0.29   $0.06   $0.01
  Cash dividends declared per share..........................        --         --      --      --
  Book value per share.......................................      2.76       2.34
CLARCOR Unaudited Pro Forma
  Earnings per share before cumulative effect of change in
     accounting method.......................................     $1.09      $1.43   $1.30   $1.08
  Cash dividends declared per share..........................      0.48       0.63    0.62    0.61
  Book value per share.......................................      9.16       8.60
UAS Equivalent (Unaudited)
  Earnings per share before cumulative effect of change in
     accounting method.......................................     $0.40      $0.53   $0.48   $0.40
  Cash dividends declared per share..........................      0.18       0.23    0.23    0.23
  Book value per share.......................................      3.39       3.18

                        MARKET PRICES AND DIVIDENDS PAID

     CLARCOR Common Stock is traded on the NYSE under the symbol "CLC." UAS Common Stock trades on The Nasdaq National Market under the symbol "UASI." The following table sets forth, for the periods indicated (which are the period-ended dates of CLARCOR), the range of the high and low sales prices of CLARCOR Common Stock as reported on the NYSE Composite Transactions Tape, and UAS Common Stock, except as discussed below, as reported by Nasdaq, and the dividends paid per share on CLARCOR Common Stock. UAS declared no dividends during the periods shown. From December 1990 until June 6, 1995, transactions in UAS Common Stock were not regularly publicly reported, and as a result, there are no reported high and low bid quotations for UAS Common Stock for that period. From June 6, 1995 through June 30, 1995, the high and low bid quotations for UAS Common Stock, as reported by the National Quotation Bureau, Inc., were $2.40 and $2.40, respectively. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

                                                              CLARCOR                      UAS
                                                            COMMON STOCK               COMMON STOCK
                                                    ----------------------------    ------------------
                                                     HIGH      LOW      DIVIDEND     HIGH        LOW
                                                    ------    ------    --------    -------    -------
1994
  Quarter ended February 26, 1994.................  22.375    18.250      0.155       n/a        n/a
  Quarter ended May 28, 1994......................  21.625    17.000      0.155       n/a        n/a
  Quarter ended August 27, 1994...................  20.125    15.875      0.155       n/a        n/a
  Quarter ended December 3, 1994..................  21.500    18.500      0.158       n/a        n/a
1995
  Quarter ended March 4, 1995.....................  21.250    18.125      0.158       n/a        n/a
  Quarter ended June 3, 1995......................  21.625    19.000      0.158       n/a        n/a
  Quarter ended September 2, 1995.................  23.750    21.500      0.158     $3.3000    $1.9200
  Quarter ended December 2, 1995..................  27.000    21.375      0.160      4.8000     2.7000
1996
  Quarter ended March 2, 1996.....................  22.750    19.000      0.160      6.4000     4.0000
  Quarter ended June 1, 1996......................  22.250    18.625      0.160      5.3750     3.2500
  Quarter ended August 31, 1996...................  25.125    19.000      0.160      5.0000     3.6250
  Quarter ended November 30, 1996.................  22.625    20.375      0.163      8.3750     4.5000
1997
  Quarter ending March 1, 1997
     (through January 13, 1997)...................  23.875    22.000         --      8.5625     7.7500

     Set forth below are the last reported per share sale prices of CLARCOR Common Stock, as reported on the NYSE Composite Transactions Tape, and UAS Common Stock, as reported by Nasdaq, on September 23, 1996, the last trading day ending prior to the public announcement of the execution of the Merger Agreement, and the equivalent pro forma sale price of UAS Common Stock on such date, as determined by multiplying such last reported sale price of CLARCOR Common Stock by .3702116:

        CLARCOR Common Stock................................................  $21.75
        UAS Common Stock....................................................  $ 4.50
        UAS Equivalent......................................................  $ 8.05

     On January 13, 1997, the last trading day prior to the date of this Proxy Statement/Prospectus, the last reported sale price of CLARCOR Common Stock, as reported on the NYSE Composite Transactions Tape, was $23.00 per share and the last reported sale price of UAS Common Stock, as reported by Nasdaq, was $8.5625 per share.

                              RECENT DEVELOPMENTS

     On January 6, 1997, CLARCOR announced net sales, net earnings and earnings per share of $333.4 million, $25.0 million and $1.68, respectively, for its fiscal year ended November 30, 1996. These figures compare with $290.2 million, $22.0 million and $1.48 for CLARCOR'S previous fiscal year. Net sales for CLARCOR's filtration products business increased by 17.5% to $259.6 million for fiscal 1996 while net sales of consumer products increased 6.7% to $73.8 million. See "AVAILABLE INFORMATION" and "INCORPORATION OF DOCUMENTS BY REFERENCE."

                                  RISK FACTORS

     In considering whether to adopt the Merger Agreement the shareholders of UAS should consider that the percentage of a share of CLARCOR Common Stock into which each share of UAS Common Stock will be converted is expressed in the Merger Agreement as a fixed ratio and will not be adjusted in the event of any increase or decrease in the price of either CLARCOR Common Stock or UAS Common Stock.

                              UAS SPECIAL MEETING

DATE, PLACE AND TIME

     The UAS Special Meeting will be held on February 14, 1997 at 10:00 a.m.
(EST) at the corporate offices of UAS, 4440 Creek Road, Cincinnati, Ohio.

PURPOSE

     At the UAS Special Meeting, the shareholders of UAS will consider and vote upon a proposal to adopt the Merger Agreement and to transact such other business as may properly come before the UAS Special Meeting.

     The UAS Board has unanimously determined that the Merger is advisable and fair to and in the best interests of UAS and its shareholders and has unanimously approved the Merger Agreement. THE UAS BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF UAS VOTE IN FAVOR OF ADOPTION OF THE MERGER AGREEMENT AT THE UAS SPECIAL MEETING. See "THE MERGER -- UAS's Reasons for the Merger; Recommendation of its Board of Directors."

RECORD DATE; VOTING RIGHTS

     Only holders of record of UAS Common Stock at the close of business on the Record Date, January 6, 1997, are entitled to receive notice of and to vote at the UAS Special Meeting. At the close of business on the Record Date, there were 2,920,078 shares of UAS Common Stock outstanding, each of which entitles the registered holder thereof to one vote on each matter voted upon at the UAS Special Meeting.

QUORUM

     The holders of UAS Common Stock present in person or by proxy at the UAS Special Meeting will constitute a quorum for such meeting. However, adoption of the Merger Agreement requires the affirmative vote of a majority of the shares of UAS Common Stock outstanding on the Record Date notwithstanding that a lesser number of shares would constitute a quorum. See "-- Required Vote."

PROXIES

     All shares of UAS Common Stock represented by properly executed proxies in the enclosed form which are received in time for the UAS Special Meeting and have not been revoked will be voted in accordance with the instructions indicated in such proxies. If no instructions are indicated, such shares will be voted FOR adoption of the Merger Agreement. In addition, the persons designated in such proxy will have discretion to vote upon any other matters as may properly come before the UAS Special Meeting, including, without limitation, the right to vote for any adjournment proposed by the UAS Board. It is intended that such persons will vote on any such matters in accordance with the recommendation of the UAS Board.

     Any proxy in the enclosed form may be revoked by the shareholder executing it at any time prior to its exercise by giving notice thereof to UAS in writing or in open meeting or by signing and returning to UAS a later dated proxy. Attendance at the UAS Special Meeting will not in and of itself constitute the revocation of a proxy.

     Votes at the UAS Special Meeting will be tabulated by financial management employees of UAS. UAS has not established a procedure for confidential voting.

SOLICITATION OF PROXIES

     Proxies are being solicited hereby on behalf of the UAS Board. Pursuant to the Merger Agreement, the entire cost of proxy solicitation for the UAS Special Meeting, including the reasonable expenses of brokers, fiduciaries and other nominees in forwarding solicitation material to beneficial owners, will be borne by UAS, except that CLARCOR and UAS will share equally all printing expenses and filing fees. In addition to the use of the mail, solicitation may be made by personal interview, telephone, fax or otherwise by Directors, officers and other employees of UAS. Such Directors, officers and other employees will not be additionally compensated for such solicitation, but may be reimbursed for out-of-pocket expenses incurred in connection therewith. If undertaken, the expense of such solicitation is expected to be nominal.

REQUIRED VOTE

     Adoption of the Merger Agreement will require the affirmative vote of the holders of a majority of the shares of UAS Common Stock outstanding on the Record Date. Accordingly, since there were 2,920,078 shares of UAS Common Stock outstanding on the Record Date, adoption of the Merger Agreement will require the affirmative vote of holders of at least 1,460,040 shares of UAS Common Stock. Brokers who hold shares of UAS Common Stock as nominees will not have discretionary authority to vote such shares in the absence of instructions from the beneficial owners thereof. Broker non-votes and abstentions will have the effect of votes against the proposal to adopt the Merger Agreement.

     The holders of UAS Common Stock representing 1,349,853 shares of UAS Common Stock (approximately 46.2% of the shares of UAS Common Stock outstanding on the Record Date) have signed agreements obligating them, except in certain circumstances, to vote in favor of adoption of the Merger Agreement and against certain other actions. See "VOTING AGREEMENTS."

     At the close of business on the Record Date, Directors and executive officers of UAS and their affiliates were the beneficial owners of an aggregate of 1,447,219 (approximately 49.6%) of the shares of UAS Common Stock then outstanding. Such shares include the shares subject to the voting agreements described above. UAS believes that its Directors, executive officers and their affiliates intend to vote all shares of UAS Common Stock beneficially owned by them in favor of adoption of the Merger without regard to whether such shares are subject to voting agreements.

     Approval of the proposal to adopt the Merger Agreement will also authorize the UAS Board to exercise its discretion whether to proceed with the Merger in the event that, during the period commencing ten business days prior to the Closing, the closing per share price of CLARCOR Common Stock on the NYSE (as published in The Wall Street Journal, New York Stock Exchange Composite Transactions) is less than a threshold amount determined in accordance with the terms of the Merger Agreement. UAS expects that the UAS Board would exercise such discretion and decide whether to terminate the Merger Agreement without a resolicitation of shareholders. See "THE MERGER AGREEMENT -- Termination."

DISSENTERS' RIGHTS

     Holders of UAS Common Stock have the right to dissent from the Merger and to receive payment of the fair cash value of their shares upon full compliance with Section 1701.85 of the OGCL. A copy of Section 1701.85 of the OGCL is attached hereto as Annex III. See "DISSENTERS' RIGHTS." If holders of more than 10% of the outstanding shares of UAS Common Stock properly demand dissenters' rights, CLARCOR has the right to decline to consummate the Merger. See "THE MERGER AGREEMENT -- Conditions Precedent to the Merger."

                        PARTIES TO THE MERGER AGREEMENT

CLARCOR

     CLARCOR manufactures, markets and distributes mobile, industrial and environmental filtration products and consumer packaging products for both domestic and international markets. CLARCOR had sales of approximately $290.2 million and net earnings of approximately $22.0 million for its fiscal year ended December 2, 1995 and sales of approximately $333.4 million and net earnings of approximately $25.0 million for its fiscal year ended November 30, 1996. CLARCOR was organized in 1904 as an Illinois corporation and in 1969 was reincorporated in the State of Delaware. Its principal executive offices are located at 2323 Sixth Street, P.O. Box 7007, Rockford, Illinois 61125 and its telephone number is (815) 962-8867. For further information concerning CLARCOR, see "SUMMARY -- CLARCOR Selected Consolidated Financial Data," "-- Recent Developments," "AVAILABLE INFORMATION" and "INCORPORATION OF DOCUMENTS BY REFERENCE."

UAS

     UAS is engaged in the design, manufacture and sale of commercial and industrial air cleaners, electrostatic fluid contamination control equipment and high precision spraying equipment. UAS had sales of approximately $40.8 million and net earnings of approximately $1.5 million for its fiscal year ended June 30, 1996. UAS was founded in 1966 and is incorporated in Ohio. Its principal executive offices are located at 4440 Creek Road, Cincinnati, Ohio 45242 and its telephone number is (513) 891-0400. For further information concerning UAS, see "-- UAS Selected Consolidated Financial Data," "ADDITIONAL INFORMATION REGARDING UAS," "UAS CONSOLIDATED FINANCIAL STATEMENTS" and "AVAILABLE INFORMATION."

SUB

     Sub was incorporated in Ohio on September 19, 1996 solely for the purpose of consummating the Merger and the other transactions contemplated by the Merger Agreement. Sub has minimal assets and no business and has carried on no activities which are not directly related to its formation and its execution of the Merger Agreement. Its principal executive offices are located at 2323 Sixth Street, P.O. Box 7007, Rockford, Illinois 61125 and its telephone number is
(815) 962-8867.

                                   THE MERGER

     The description of the Merger and the Merger Agreement contained in this Proxy Statement/Prospectus does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a conformed copy of which is attached hereto as Annex I and incorporated herein by reference.

GENERAL

     At the Effective Time of the Merger, Sub will be merged with and into UAS, with UAS surviving as a wholly-owned subsidiary (the "Surviving Corporation") of CLARCOR. As a result of the Merger, the separate corporate existence of Sub will cease and UAS will succeed to all the rights and be responsible for all the obligations of Sub in accordance with the OGCL. Subject to the terms and conditions of the Merger Agreement, each share of UAS Common Stock outstanding immediately prior to the Effective Time of the Merger (other than shares owned directly or indirectly by CLARCOR or UAS, which will be cancelled) will be converted into .3702116 of a share of CLARCOR Common Stock, including the corresponding percentage of a CLARCOR Right, subject to adjustment based on the number of fully diluted shares of UAS Common Stock (i.e., the sum of the number of outstanding shares of UAS Common Stock and the number of shares of UAS Common Stock subject to outstanding UAS Stock Options) immediately prior to the Effective Time. Cash will be paid in lieu of any fractional share of CLARCOR Common Stock. Notwithstanding the foregoing, holders of UAS Common Stock have the right to dissent from the Merger and to receive payment of the fair cash value of their shares upon full compliance with Section 1701.85 of the OGCL. See "THE MERGER AGREEMENT -- Adjustment of Conversion Number" and "DISSENTERS' RIGHTS." If holders of more than 10% of the outstanding shares of UAS Common Stock properly demand dissenters' rights, CLARCOR has the right to decline to consummate the Merger. See "THE MERGER AGREEMENT -- Conditions Precedent to the Merger."

     The Merger will become effective when a certificate of merger (the "Certificate of Merger"), executed in accordance with the relevant provisions of the OGCL, is accepted for filing by the Secretary of State of the State of Ohio unless the Certificate of Merger provides for a later date of effectiveness (not to exceed 30 days after the date that the Certificate of Merger is so filed). The filing of the Certificate of Merger will occur as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement, but in no event prior to the fifteenth day after the date of the UAS Special Meeting. See "THE MERGER AGREEMENT -- Conditions Precedent to the Merger."

BACKGROUND OF THE MERGER

     From time to time over the past several years, UAS received unsolicited contacts indicating an interest in acquiring or merging with UAS. Although UAS desired to remain an independent company, the UAS Board authorized Mr. Rorie to listen to any proposals that third parties might make and to discuss any such contacts with the UAS Board as Mr. Rorie deemed appropriate. Such contacts included discussions with CLARCOR in the spring of 1994 and the fall of 1995 in which UAS and CLARCOR preliminarily explored the potential for establishing a strategic relationship and their respective operations and management philosophies. However, none of those discussions resulted in any negotiations of the terms of any such transaction because UAS's management and Board of Directors then believed that the long-term interests of UAS shareholders would be best served by continuing to implement UAS's business strategy, including the decision by UAS to become a reporting company under the Securities Exchange Act of 1934 and to list shares of UAS Common Stock for trading on the Nasdaq National Market.

     In February 1996, CLARCOR again contacted UAS, and Messrs. Rorie and Cheney met with Mr. Norman A. Johnson, President and Chief Operating Officer of CLARCOR, and Mr. Bruce A. Klein, the Vice President-Finance and Chief Financial Officer of CLARCOR. Messrs. Rorie and Cheney discussed with Messrs. Johnson and Klein how UAS could fit with CLARCOR's operations and corporate structure, the opportunities to expand the air filtration business on a combined basis, CLARCOR's dividend and employee stock option policies and potential synergies that could be obtained by centralizing corporate financial functions. The CLARCOR representatives inquired as to UAS's current operating results and potential for future growth and as to UAS's employment arrangements with UAS's executive officers. They also discussed with Messrs. Rorie and Cheney CLARCOR's preliminary views as to its valuation of UAS for purposes of any strategic business combination. At that time, CLARCOR's preliminary view of the value of UAS, as expressed to UAS, ranged from $6 to $7 per share of UAS Common Stock (approximately $19,200,000 to $22,400,000 in total assuming that 3,200,000 shares of UAS Common Stock were outstanding).

     In March 1996, Messrs. Rorie, Johnson and Klein again met to discuss the reasons why CLARCOR and UAS would make a good strategic fit and the potential timing of any such transaction. In that meeting, Mr. Rorie indicated that CLARCOR's February, 1996 preliminary valuation of UAS was below UAS's subjective estimate of UAS's true value and that UAS would continue to work on improving its operating results to further increase value for UAS's shareholders. Messrs. Rorie and Cheney believed that any offer to acquire UAS would have to exceed $25.0 million before UAS would give serious consideration to accepting it.

     In April 1996, Messrs. Rorie, Johnson and Klein had a telephone conversation in which Mr. Rorie informed the CLARCOR representatives that UAS was considering a variety of alternatives including a sale of the entire company, the sale of UAS Common Stock in a public offering, the sale of a substantial equity interest in UAS by one or more major shareholders or remaining as an independent company. In response to Mr. Klein's inquiry, Mr. Rorie declined to consider the possibility of selling one or more of UAS's product lines or business segments.

     Also in April 1996, Mr. Rorie was contacted by a business broker representing a New York Stock Exchange listed company (the "Other Interested Party") who expressed a possible interest on the part of the Other Interested Party in acquiring UAS. In May 1996, Mr. Rorie subsequently met with the Other Interested Party's representatives at which time they discussed the Other Interested Party's background, business strategies and philosophies and whether there was a potential strategic fit between UAS and the Other Interested Party. Mr. Rorie agreed at the May meeting that he would be willing to meet with senior officers of the Other Interested Party for further discussions.

     In June 1996, Mr. Rorie met with the Senior Vice President of Financial Planning and Development of the Other Interested Party. At this meeting, the Other Interested Party confirmed its interest in acquiring UAS for $24.0 million in cash. Subsequent to the June meeting, the Other Interested Party's representative contacted Mr. Rorie by telephone in early July 1996 to clarify that in acquiring UAS the Other Interested Party would not assume UAS's payment obligations under its noncompetition arrangements with Messrs. Rorie and Cheney. Mr. Rorie also informed the Other Interested Party that CLARCOR was also discussing a possible transaction with UAS.

     On July 9, 1996, Mr. Rorie and Mr. Lawrence E. Gloyd, Chairman and Chief Executive Officer of CLARCOR, and Mr. Johnson met to discuss the various alternatives that UAS was willing to consider and the future outlook for UAS. In this meeting, Mr. Gloyd provided Mr. Rorie with a proposed term sheet which outlined the significant terms for a transaction whereby UAS would become a wholly-owned subsidiary of CLARCOR. These terms involved a $25.5 million acquisition price, a fixed exchange ratio if the transaction was structured as a merger, an agreement by Messrs. Rorie and Cheney to vote their UAS shares in favor of the transaction, no material adverse change in UAS's business prior to closing and other contingencies.

     On August 1, 1996, Mr. Rorie, Mr. Ray Warrick, Senior Vice President-Operations of UAS, Mr. William M. Rehl, III, Vice President-Finance and Treasurer of UAS, and Mr. Johnson, and Mr. Klein met to engage in more detailed discussions regarding CLARCOR's proposal to acquire UAS. At this meeting, Messrs. Rorie, Warrick and Rehl discussed with CLARCOR UAS's banking and finance arrangements, capital expenditure plans and programs to expand UAS's business and sales. Messrs. Rorie and Warrick also discussed their belief that resulting increases in operating expenses in fiscal year 1997 would result in UAS earnings for 1997 being substantially similar to 1996 earnings results with the positive effects of such increased expenses to be realized in the form of anticipated greater earnings in fiscal year 1998. In the course of this discussion, CLARCOR increased its proposal to $26.0 million. Mr. Johnson further stated that CLARCOR would be willing to assume the payment obligations due to Messrs. Rorie and Cheney under their noncompetition arrangements with UAS. Mr. Rorie indicated that UAS would be more likely to favor a proposal whereby UAS shareholders would receive CLARCOR Common Stock in a tax-free transaction rather than all cash. Mr. Rorie further informed CLARCOR at this meeting that the Other Interested Party was also discussing a possible transaction with UAS.

     On August 22, 1996, the UAS Board conducted a regularly scheduled meeting in which Mr. Rorie updated all Board members on his prior informal discussions with each director regarding the interest in UAS being expressed by CLARCOR and the Other Interested Party. The UAS Board compared the two proposals and noted that CLARCOR's proposal was higher than the Other Interested Party's proposal. The UAS Board also noted that CLARCOR's business is more directly related to UAS's business and is developing overseas where UAS already has a strong presence whereas the Other Interested Party is a holding company conglomerate engaged in many businesses unrelated to UAS's business.

     Mr. Rorie also reported at the August 22 Board meeting that the Other Interested Party had invited him to meet again on August 27, 1996, and the Board directed Mr. Rorie to so meet and that Mr. Ray van der Horst, an audit partner of Arthur Andersen LLP, should accompany him. Mr. Rorie further informed the UAS Board that CLARCOR had indicated its intention to provide a proposed letter of intent for a merger, and the Board directed Mr. Rorie to work with UAS's legal counsel to review the draft when received and discuss it with CLARCOR so that it would be in suitable form for the Board to review. The UAS Board also expressed its collective view that CLARCOR, the Other Interested Party and any other third party should all be treated equally and that no bona fide bidder should be discouraged.

     On August 27, 1996, Messrs. Rorie and van der Horst met with two executive officers of the Other Interested Party and its representatives to further discuss the Other Interested Party's proposal to acquire UAS. Much of the discussion centered on UAS's financial information for its fiscal year ended June 30, 1996 in relation to the Other Interested Party's valuation of UAS. The Other Interested Party explained to Messrs. Rorie and van der Horst the methodology it was using to value UAS, and determined that the highest offer that it could justify making to acquire UAS was $25.5 million for the outstanding UAS Common Stock. The Other Interested Party reiterated its interest in UAS and stated that it was prepared to move quickly with an all cash offer. Mr. Rorie responded that he would provide the UAS Board with the Other Interested Party's offer and rationale and informed the Other Interested Party that UAS had received a higher offer from CLARCOR, which offer the UAS Board would also be considering.

     On the afternoon of August 22, 1996, CLARCOR provided UAS with a draft letter of intent outlining a merger with UAS. On August 29, 1996, Mr. Rorie and UAS's counsel, Jack W. Painter, Esq., met with Messrs. Johnson and Klein of CLARCOR and CLARCOR's legal counsel to discuss the terms of the letter of intent, including the proposed consideration offered for UAS, whether such consideration would be payable in stock of the acquiror, cash or a combination of stock and cash, termination provisions and fees, indemnification of UAS directors and officers for actions and events prior to any strategic combination, UAS's ability to entertain competing offers and agreements with UAS's largest shareholders desired by CLARCOR. In this meeting, CLARCOR confirmed that it would value UAS's equity at $26.0 million and UAS shareholders would receive 1,209,302 shares of CLARCOR Common Stock then valued at $21.50 per share. On the following day, Messrs. Johnson and Klein again met with Mr. Rorie and with Mr. Warrick to discuss CLARCOR's due diligence requirements and estimates for UAS's first two fiscal quarters and for fiscal year 1997. In this meeting, Messrs. Rorie and Warrick reaffirmed their belief as stated in the August 1, 1996 meeting that such estimates reflected increases in UAS's operating expenses in fiscal year 1997 that would result in UAS's earnings for fiscal 1997 being substantially similar to fiscal 1996 earnings with the positive effects of such increases to be realized in the form of greater earnings in fiscal 1998. Further discussion of these terms were held by representatives of UAS and CLARCOR on August 29 and 30.

     On September 3, 1996, the UAS Board convened a special meeting to consider the proposals from CLARCOR and the Other Interested Party. The Board first discussed the need to engage independent financial advisors and agreed that David F. Herche, one of UAS's non-management directors, would make the final selection of an investment banker and serve as UAS's primary contact with such financial advisor.

     The UAS Board then discussed the financial terms and strategic fit of the proposals that had been received from CLARCOR and the Other Interested Party. The UAS Board considered that CLARCOR's business and UAS's business are complementary to each other and that CLARCOR's proposal was for a stock-for-stock merger, thereby providing UAS shareholders with an ability to obtain the benefits of any future increase in value that CLARCOR Common Stock might have following the Merger. The UAS Board also considered that the Other Interested Party, while engaged in some businesses similar to UAS, was in essence a holding company for a diverse group of businesses and may be more likely to dispose of UAS's business or assets following the transaction.

     At the September 3 Board meeting, the UAS Board also considered that CLARCOR's current proposal was higher than the Other Interested Party's proposal notwithstanding that Mr. Rorie had requested the Other Interested Party to consider increasing its offer in response to UAS's receipt of the higher CLARCOR offer. The UAS Board also considered that CLARCOR's proposal would further benefit UAS shareholders if such transaction could satisfy the conditions for a tax-free merger whereas the Other Interested Party's proposal was for cash and would be immediately taxable to UAS shareholders.

     The UAS Board further discussed specific aspects of the CLARCOR term sheet, including no-shop provisions, termination rights and fees, and CLARCOR's desire for a right to purchase a substantial number of shares of UAS Common Stock in the event the merger was not consummated. Upon a detailed discussion of these provisions, the UAS Board determined that these terms were a necessary condition of CLARCOR's offer, but that UAS management should negotiate to obtain the lowest termination fees CLARCOR would accept, to eliminate CLARCOR's right to buy shares of UAS Common Stock upon termination of the merger and to provide the UAS Board with an ongoing ability to evaluate any competing proposals that might subsequently arise in fulfillment of the UAS Board's fiduciary duty to shareholders.

     The UAS Board also directed Mr. Rorie to pursue with CLARCOR the possibility of CLARCOR permitting UAS shareholders to choose between receiving all CLARCOR Common Stock in a merger or receiving some of the consideration in cash. The UAS Board requested Mr. Rorie to also contact the Other Interested Party to determine whether such party would increase its offer. In connection with all of these activities, the UAS Board requested Mr. Rorie to work with Mr. Herche, as the Board's continuing representative in these discussions, and to work with UAS's legal counsel in negotiating the terms of any draft agreements with CLARCOR and/or the Other Interested Party.

     During the Board meeting, Mr. Rorie contacted Mr. Klein to determine whether CLARCOR would consider allowing UAS shareholders an election to receive up to 49% of the merger consideration in cash. Mr. Klein responded that CLARCOR was willing to proceed on an all stock or all cash basis, but that a combination of stock and cash would not be acceptable to CLARCOR. Subsequent to the Board meeting, Mr. Rorie also contacted the Other Interested Party, who informed Mr. Rorie that it would not increase its offer and that it would withdraw its offer to acquire UAS.

     Also, on September 3, 1996, Mr. Painter telephoned Messrs. Klein and Johnson and CLARCOR's outside legal counsel, and informed them that the UAS Board objected to CLARCOR's desire for an option to acquire UAS Common Stock. CLARCOR and UAS, through their legal counsel, had a number of telephone conversations to discuss this issue until, on September 5, 1996, Mr. Klein and CLARCOR's legal counsel telephoned Mr. Painter to inform him that CLARCOR would not require such an option in connection with the proposed merger.

     On September 9, 1996, the UAS Board engaged Hilliard Lyons to advise UAS as to the fairness from a financial viewpoint of any transaction and to provide a fairness opinion, if requested by the UAS Board.

     The parties then commenced extensive negotiations regarding the terms of a definitive merger agreement. These negotiations primarily were conducted by UAS's and CLARCOR's respective legal counsel. Each party consulted with members of its respective Board of Directors and senior officers regarding the essential business and legal issues.

     On September 18, 1996, Messrs. Rorie and Painter of UAS and Messrs. Gloyd, Johnson and Klein of CLARCOR and CLARCOR's outside legal counsel met to further negotiate the terms of a definitive merger agreement. Negotiations focused primarily on the termination provisions and the amount of the termination fees UAS would be required to pay if the merger did not close and the restrictions desired by CLARCOR on UAS's ability to consider other proposals, if any, that UAS might receive prior to the closing. Although the parties agreed upon the contractual provisions of most other aspects of the proposed merger, the parties did not reach agreement on these key terms. In addition, CLARCOR was continuing its due diligence of UAS and both UAS and CLARCOR were further evaluating the tax-free nature of the transaction.

     Following the September 18 meeting, counsel for both UAS and CLARCOR continued to negotiate the definitive Merger Agreement and related documents. Following consultation with their respective principals, on September 21, counsel reached agreement on the termination provisions and the amount of termination fees and UAS's ability to consider competing proposals. A final draft of all documentation was delivered to all parties for review on September 22 and UAS scheduled a Board of Directors meeting for September 23.

     On September 23, 1996, the UAS Board unanimously approved the Merger Agreement and the related documents and authorized its respective officers to execute such agreement. Thereafter, the Merger Agreement was executed and a press release announcing the agreement was issued by each of UAS and CLARCOR.

UAS'S REASONS FOR THE MERGER; RECOMMENDATION OF ITS BOARD OF DIRECTORS

     The UAS Board has unanimously determined that the Merger is advisable and fair to and in the best interests of UAS and its shareholders and has unanimously approved the Merger Agreement. Accordingly, the UAS Board unanimously recommends that the shareholders of UAS vote in favor of adoption of the Merger Agreement at the UAS Special Meeting.

     In reaching its conclusion to approve the Merger Agreement, the UAS Board considered a number of factors, including, without limitation, the following:

          (i) The terms and conditions of the Merger Agreement, as reviewed by and discussed with UAS's management and legal counsel. The UAS Board gave consideration to, among other things, the structure of the proposed business combination and the amount and form of consideration offered to UAS's shareholders (which as of the date of the Merger Agreement represented a premium of $3.54 above the last reported trading price of UAS Common Stock prior to the public announcement of the execution of the Merger Agreement, which does not require a reduction in the consideration paid to UAS shareholders due to amounts payable to Messrs. Rorie and Cheney and which provides the holders of UAS Common Stock with an opportunity to benefit from an increase in value of CLARCOR Common Stock resulting from, among other things, the Merger).

          (ii) The historical market prices and trading volume of UAS Common Stock and historical and projected earnings.

          (iii) UAS's historical and recent operating results, its financial condition, its borrowing and financing capacity and the UAS Board's and management's evaluation of UAS's properties, assets and prospects.

          (iv) The absence of any term or condition which in the UAS Board's view was unduly onerous or could materially impede or impair the consummation of the Merger.

          (v) The financial condition, business reputation and future prospects of CLARCOR, the liquidity of CLARCOR Common Stock and the ability of CLARCOR to complete the Merger in a timely manner.

          (vi) The UAS Board's belief that the Merger is in the best interests of UAS and its shareholders under the present circumstances, based on recommendations from UAS management and the consideration of all other relevant factors including the strategic fit between UAS and CLARCOR.

          (vii) The UAS Board's belief that the Merger Agreement would not prohibit UAS from (i) participating in discussions or negotiations with, or furnishing information to, persons or entities that might seek to engage in discussions or negotiations, request information or make a proposal to acquire UAS, if the UAS Board determines in good faith that such action is required for the discharge of its fiduciary obligations and that the proposal is a Superior Proposal (as such term is defined in the Merger Agreement), and (ii) terminating the Merger Agreement and accepting an alternative proposal if the

     UAS Board determines that such proposal is a Superior Proposal (subject to payment of a $1,000,000 fee to CLARCOR (the "Termination Fee") upon such termination). In connection with its review of the terms of the Merger Agreement, the UAS Board gave consideration to the size and the structure of the Termination Fee and the terms and conditions of the voting agreements described herein under the caption "VOTING AGREEMENTS."

          (viii) The written opinion of Hilliard Lyons, dated September 23, 1996, that on the basis of its review and analysis and subject to the limitations set forth therein, the consideration to be received by holders of UAS Common Stock pursuant to the Merger is fair, from a financial point of view, to such holders.

     In the course of its discussions, the UAS Board extensively discussed the price that would be obtained by UAS shareholders, the tax-free nature of the Merger, the liquidity of CLARCOR Common Stock and CLARCOR's strategic fit with UAS. However, the UAS Board did not assign relative weights to the foregoing factors or determine that any factor was of more importance than other factors. Rather, the UAS Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. Accordingly, all of the foregoing factors impacted the UAS Board's decision to some extent.

     THE UAS BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF UAS VOTE IN FAVOR OF ADOPTION OF THE MERGER AGREEMENT AT THE UAS SPECIAL MEETING.

OPINION OF UAS'S FINANCIAL ADVISOR

     Hilliard Lyons has acted as financial advisor to UAS in connection with the Merger and has delivered its written opinion (the "Fairness Opinion") dated September 23, 1996 to the UAS Board to the effect that, based upon and subject to the various considerations set forth therein, as of the date thereof, the consideration to be received in the Merger by the holders of UAS Common Stock is fair to such holders from a financial point of view. No limitations were imposed by the UAS Board upon Hilliard Lyons with respect to the investigations made or the procedures followed by it in rendering the Fairness Opinion.

     Hilliard Lyons was not requested by the UAS Board to make any recommendation as to the form or amount of consideration to be paid by CLARCOR pursuant to the Merger Agreement, which issues were resolved in arm's-length negotiations between CLARCOR and UAS. Hilliard Lyons was not requested to, and did not, solicit third-party indications of interest to acquire or merge with all or any part of UAS.

     THE FULL TEXT OF THE FAIRNESS OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED HERETO AS ANNEX II AND SHOULD BE READ CAREFULLY IN ITS ENTIRETY. THE SUMMARY OF THE OPINION SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. THE FAIRNESS OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF UAS COMMON STOCK AS TO HOW SUCH HOLDER SHOULD VOTE ON THE MERGER AGREEMENT OR ANY OTHER RECOMMENDATION WHATSOEVER.

     Prior to the time that Hilliard Lyons delivered the Fairness Opinion, Hilliard Lyons presented its analysis and provided a verbal opinion to the UAS Board to the effect that, based upon and subject to the various considerations to be set forth in the written Fairness Opinion, the consideration to be received in the Merger by the holders of UAS Common Stock is fair to such holders from a financial point of view. In arriving at the Fairness Opinion, Hilliard Lyons reviewed (i) certain publicly available business and financial information relating to UAS and CLARCOR; (ii) the Merger Agreement; (iii) summary financial forecasts provided by UAS for the fiscal years ending June 30, 1997 and 1998; (iv) certain financial and stock market data for UAS, CLARCOR and other publicly held companies deemed comparable to UAS and CLARCOR by Hilliard Lyons; (v) the financial terms of certain other merger and acquisition transactions deemed comparable to the Merger by Hilliard Lyons; and (vi) such other information as Hilliard Lyons deemed necessary. In addition, Hilliard Lyons met with certain members of UAS management to discuss the past and current business operations, financial condition and prospects of UAS. Hilliard Lyons discussed with UAS management the proposal received by UAS from the Other Interested Party. Hilliard Lyons also had discussions with certain members of CLARCOR management regarding the past and current business operations, financial condition and prospects of CLARCOR, including earnings projections for the quarter ending November 30, 1996 and the fiscal year ending November 29, 1997.

     In rendering the Fairness Opinion, Hilliard Lyons assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to it by UAS and CLARCOR and did not independently verify nor assume any responsibility for independently verifying any of such information. With respect to UAS's and CLARCOR's financial forecasts, Hilliard Lyons assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of UAS's and CLARCOR's management, respectively, as to the future financial performance of their respective businesses, and Hilliard Lyons expressed no opinion with respect to such forecasts or the assumptions on which they were based. Hilliard Lyons has not made, nor obtained or assumed any responsibility for making or obtaining, any independent evaluations or appraisals of any of the assets (including properties and facilities) or liabilities of UAS or CLARCOR. Hilliard Lyons assumed that the Merger would qualify as a tax-free reorganization for federal income tax purposes within the meaning of Section 368(a) of the Code and would be accounted for as a pooling of interests business combination in accordance with generally accepted accounting principles. Hilliard Lyons' Fairness Opinion was based on general economic, market, monetary and other conditions as they existed and could be evaluated on, and the information made available to Hilliard Lyons as of, the date of such opinion. Hilliard Lyons expressed no opinion as to the likely trading ranges of UAS Common Stock prior to, or CLARCOR Common Stock prior to or following, the consummation of the Merger, which may vary depending on, among other factors, changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities.

     The following is a summary of the primary analyses performed by Hilliard Lyons and presented to the UAS Board in connection with the preparation of the Fairness Opinion.

     Comparable Public Company Analysis. Hilliard Lyons performed a comparable public company analysis in which it reviewed historical financial and operating data, projections of future financial performance and market statistics of selected publicly traded companies considered by Hilliard Lyons to be reasonably comparable to UAS and CLARCOR, respectively. Selected public companies deemed comparable to UAS by Hilliard Lyons include Air & Water Technologies Corp., Air-Cure Technologies, Inc., BHA Group, Inc., Crown Andersen, Inc., Donaldson Company, Inc., Farr Company, Met-Pro Corp., Osmonics, Inc., Peerless Manufacturing Company and Trion, Inc., (collectively, the "UAS Comparable Group") which are engaged generally in the manufacture and/or distribution of filtration products and/or equipment. Selected public companies deemed comparable to CLARCOR by Hilliard Lyons include BHA Group, Inc., CECO Environmental Corp., Donaldson Company, Inc., Farr Company, Lydall, Inc., MFRI, Inc., Osmonics, Inc., Schawk, Inc., Mark IV Industries, Inc., Standard Motor Products, Inc. and Stant Corp., (collectively, the "CLARCOR Comparable Group") which are engaged in the manufacture and/or distribution of filtration products and/or equipment (in the case of the first eight companies named) or which are engaged in the manufacture and/or distribution of aftermarket automotive components (in the case of the last three companies named).

     Financial and market data reviewed by Hilliard Lyons included, among other things, (i) market capitalization (defined as the product of shares outstanding and price per share) as a multiple of latest twelve months sales, operating income and earnings per share, (ii) market price as a multiple of 1996 and 1997 consensus estimate earnings per share, sourced from I/B/E/S International, and
(iii) enterprise value (defined as the sum of market capitalization plus long-term debt less cash and equivalents) as a multiple of latest twelve months sales, operating income and EBITDA (defined as earnings before interest, taxes, depreciation and amortization expenses).

     The average and median multiples were, respectively, as follows: (i) market capitalization to latest twelve months sales of .82 and .63 for the UAS Comparable Group and .90 and .78 for the CLARCOR Comparable Group, (ii) market capitalization to latest twelve months operating income of 8.86 and 8.32 for the UAS Comparable Group and 7.83 and 6.40 for the CLARCOR Comparable Group, (iii) market capitalization to latest twelve months earnings per share of 15.86 and
15.67 for the UAS Comparable Group and 15.23 and

14.42 for the CLARCOR Comparable Group, (iv) market price to estimated 1996 earnings per share of 15.39 and 15.06 for the UAS Comparable Group and 14.43 and
13.74 for the CLARCOR Comparable Group, (v) market price to estimated 1997 earnings per share of 12.64 and 12.74 for the UAS Comparable Group and 12.03 and
11.97 for the CLARCOR Comparable Group, (vi) enterprise value to latest twelve months sales of .88 and .79 for the UAS Comparable Group and 1.03 and .91 for the CLARCOR Comparable Group, (vii) enterprise value to latest twelve months operating income of 8.89 and 9.25 for the UAS Comparable Group and 9.51 and 9.65 for the CLARCOR Comparable Group and (viii) enterprise value to latest twelve months EBITDA of 7.56 and 7.34 for the UAS Comparable Group and 6.85 and 6.75 for the CLARCOR Comparable Group.

     Hilliard Lyons then derived from this and other data, the ranges of these multiples deemed most meaningful for its analysis and applied these multiples to the relevant financial data of UAS and CLARCOR. No company used in the comparable public company analysis was directly comparable in all material respects to either UAS or CLARCOR. Accordingly, the analysis of the results of the foregoing necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics of UAS, CLARCOR and the companies in the UAS Comparable Group and the CLARCOR Comparable Group and other factors that could affect the public trading value of UAS, CLARCOR and the companies in the UAS Comparable Group and the CLARCOR Comparable Group. Hilliard Lyons did not regard strict mathematical analysis (such as determining the average or median), by itself, as a meaningful method of using comparable public company data. In addition, this analysis did not reflect any potential synergies resulting from the combination of UAS and CLARCOR. Further, Hilliard Lyons gave less weight to the multiples of market capitalization to latest twelve month sales and enterprise value to latest twelve months sales, because of its view that these multiples were less indicative of value than the other multiples identified above.

     Based upon its comparable public company analysis, Hilliard Lyons derived per share equity value reference ranges of $6.25 to $8.25 per share for UAS and $19.25 to $23.50 per share for CLARCOR.

     Discounted Cash Flow Analysis. Hilliard Lyons performed discounted cash flow ("DCF") analyses of the projected cash flows of UAS for the fiscal years 1997 through 2001, based on, among other things, a thorough review of UAS historical and current financial performance, its budget for fiscal 1997, telephonic and in-person interviews with senior members of the UAS management team and Hilliard Lyons' analytical judgment. In its DCF analysis, Hilliard Lyons made various assumptions that it regarded as reasonable, including the following for each of the fiscal years 1998 through 2001; (i) annual sales growth of 12.2%; (ii) gross profit margin of 34.3%; (iii) an annual increase in sales, general and administrative expenses of 10%; and (iv) annual growth in capital expenditures of 6%. Hilliard Lyons calculated the theoretical discounted present value for UAS by adding together the present value of (i) the projected stream of free cash flow through the year 2001 and (ii) the projected value of UAS at the end of the year 2001 (the "Terminal Value").

     Hilliard Lyons utilized, in its DCF analyses, after-tax discount rates ranging from 15.3 percent to 17.3 percent. Hilliard Lyons used three methods to determine Terminal Value: (i) growth multiple of year-2001 cash flow, using a rate of 8 percent for post-2001 growth in perpetuity; (ii) multiples of 8.0x to 9.0x projected year-2001 EBIT (defined as earnings before interest and taxes); and (iii) multiples of 7.0x to 8.0x projected year-2001 EBITDA.

     Based upon its DCF analysis, Hilliard Lyons derived a per share equity value reference range of $6.25 to $8.00 per share for UAS.

     Merger and Acquisition Transaction Analysis. Subject to the limitations discussed above regarding the lack of exactness concerning the comparability of other companies to UAS, Hilliard Lyons reviewed certain publicly announced transactions involving the acquisition of certain companies which Hilliard Lyons deemed comparable to UAS. Hilliard Lyons identified five transactions involving acquisition targets engaged in the manufacture and/or distribution of filtration products and/or equipment: the acquisition of Bionaire, Inc. by The Rival Company; Flair Corporation by United Dominion Industries, Ltd; King Company, Inc. by Flair Corporation; Purolator Products Company by Mark IV Industries, Inc.; and Dollinger Corporation by Flair Corporation. With respect to these transactions, Hilliard Lyons calculated certain valuation multiples

(including multiples of sales, EBITDA, net income and book value). Where data was available, Hilliard Lyons calculated five separate valuation multiples for each transaction: (i) equity purchase price as a multiple of sales, net income and book value, and (ii) enterprise purchase price (defined as equity purchase price plus long-term debt) as a multiple of sales and EBITDA. The average equity purchase price multiples of sales, net income and book value were .64, 16.38 and 1.82, respectively. The median equity purchase price multiples of sales, net income and book value were .59, 15.04 and 1.55, respectively. The average enterprise purchase price multiples of sales and EBITDA were .82 and 8.39, respectively. The median enterprise purchase price multiples of sales and EBITDA were .70 and 9.00, respectively. The indicated average and median multiples were applied to the relevant financial data of UAS.

     Based upon its merger and acquisition transaction analysis, Hilliard Lyons derived a per share equity value reference range of $6.50 to $8.75 for UAS.

     Control Premium Analysis. Hilliard Lyons reviewed published compilations of data regarding numerous merger and acquisition transactions across various industries completed in the last six years. Such data compared the price paid per share in each transaction to the prevailing market prices at various intervals prior to the public announcement of such transaction. Hilliard Lyons' control premium analysis revealed annual average premiums for the last six years ranging from approximately 30 percent to 50 percent. Hilliard Lyons noted that the premium applicable to the Merger was approximately 79 percent (based on (i) the last trade in UAS Common Stock at $4.50 for September 17, 1996 (ii) the last trade in CLARCOR Common Stock at $21.75 for September 20, 1996 and (iii) the terms of the Merger Agreement), which premium was significantly above the range of average premiums indicated by its analysis of control premiums.

     Liquidity and Trading Analysis. Hilliard Lyons reviewed the six-month daily and two-year weekly recorded trading volume for UAS, CLARCOR and each of the companies in the UAS Comparable Group and CLARCOR Comparable Group. Hilliard Lyons noted that the six-month daily average trading volume in UAS, as a percentage of UAS's estimated float (defined as the number of shares outstanding less any closely held shares and large, illiquid stakes) was 0.02 percent. This compared with 0.12 percent for CLARCOR and an average of 0.12 percent for the group of companies in the UAS Comparable Group and the CLARCOR Comparable Group. Two-year weekly trading volume, as a percentage of estimated float for UAS, CLARCOR and the group of companies in the UAS Comparable Group and the CLARCOR Comparable Group averaged 0.05 percent, 0.42 percent and 0.57 percent, respectively. In addition, Hilliard Lyons assessed (i) analyst coverage, (ii) institutional ownership and (iii) bid-ask spreads (defined as the difference between the bid price and ask price), where applicable, for UAS and each of the companies in the UAS Comparable Group and CLARCOR Comparable Group. Hilliard Lyons noted that UAS generally had less securities firm research analyst coverage than CLARCOR and the group of companies in the UAS Comparable Group and the CLARCOR Comparable Group. Estimated institutional ownership, as a percentage of shares outstanding, was 0.67 percent and 59.29 percent for UAS and CLARCOR, respectively, and averaged 35.48 percent for the group of companies in the UAS Comparable Group and the CLARCOR Comparable Group. Finally, Hilliard Lyons noted that the closing bid-ask spread on September 13, 1996, as a percentage of the bid price, was 13.51 percent for UAS and averaged 6.69 percent for the nine companies in the UAS Comparable Group and the CLARCOR Comparable Group, which shares (like UAS and unlike CLARCOR) are traded in the over-the-counter market. Hilliard Lyons noted that, collectively, the foregoing data demonstrates the relative illiquidity of UAS Common Stock.

     In arriving at its opinion and based upon the foregoing comparable public company, discounted cash flow, merger and acquisition transaction, control premium and liquidity and trading analyses, Hilliard Lyons performed other objective and subjective analyses as Hilliard Lyons deemed necessary. Based on all analyses and factors, Hilliard Lyons concluded that the consideration to be received by the holders of UAS Common Stock in connection with the Merger is fair to such holders from a financial point of view.

     The preparation of a fairness opinion is not susceptible to partial analysis or summary description. Hilliard Lyons believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all such analyses and factors, or of the above summary, without considering all factors and analyses, could create an incomplete view of the processes underlying the analyses set forth in Hilliard Lyons' presentation to the UAS Board and its opinion. Hilliard Lyons has not indicated that any of the analyses which it performed had a greater significance than any other. The ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Hilliard Lyons of the actual values of UAS and CLARCOR. In performing its analyses, Hilliard Lyons made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of UAS or CLARCOR. The analyses performed by Hilliard Lyons are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Hilliard Lyons' analysis of the fairness, from a financial point of view, of the consideration which the holders of UAS Common Stock would receive in the Merger. In addition, analyses relating to value of businesses do not purport to be appraisals or to reflect the prices at which a business actually might be sold, or the prices at which a company might actually be sold, or the prices at which securities might trade at the present time or at any time in the future.

     The Fairness Opinion states that it is for the information of the UAS Board of Directors and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering of securities or used for any other purpose, without the written consent of Hilliard Lyons. Hilliard Lyons has consented in writing to the inclusion of the Fairness Opinion as a part of this Proxy Statement/Prospectus and to the discussion of such Fairness Opinion set forth above.

     Headquartered in Louisville, Kentucky, Hilliard Lyons is a nationally recognized securities and investment banking firm which, as part of its investment banking business, regularly is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The UAS Board selected Hilliard Lyons on the basis of its reputation, expertise, independence and knowledge of UAS and its business.

     Hilliard Lyons, in the ordinary course of its business, may actively trade the securities of UAS and CLARCOR for its own account and for the accounts of customers, and, accordingly may at any time hold a long or short position in such securities. Hilliard Lyons has not performed investment banking services for UAS or CLARCOR in the past.

     Pursuant to the engagement letter, dated as of September 9, 1996 between UAS and Hilliard Lyons, UAS has agreed to pay Hilliard Lyons a fee of $50,000 in connection with the Fairness Opinion. Of this amount, $10,000 was earned upon the execution of such engagement, with an additional $10,000 earned by Hilliard Lyons upon providing its initial opinion to a representative of the UAS Board as to the fairness, from a financial point of view, of the consideration to be received by the holders of UAS Common Stock in the Merger. The remaining $30,000 was earned upon Hilliard Lyons' issuance of the Fairness Opinion to the UAS Board. UAS also agreed to reimburse Hilliard Lyons for the expenses reasonably incurred by Hilliard Lyons in connection with its engagement (including reasonable counsel fees) and to indemnify Hilliard Lyons and its officers, directors, employees, agents and controlling persons against certain expenses, losses, claims, damages or liabilities incurred in connection with its services.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the UAS Board with respect to adoption of the Merger Agreement, UAS shareholders should be aware that members of the UAS Board and executive officers of UAS have interests in the Merger in addition to their interests as shareholders of UAS.

     In connection with the execution of the Merger Agreement, CLARCOR entered into the Non-Compete Agreements, each of which is described below. The Non-Compete Agreements will not become effective unless and until the Effective Time of the Merger occurs. Messrs. Rorie and Cheney are members of the UAS Board and executive officers of UAS.

     The Rorie Non-Compete Agreement amends and supplements certain compensation arrangements currently in place between Mr. Rorie and UAS. In particular, the annual bonus to be paid to Mr. Rorie by UAS pursuant to his employment agreement (the "Rorie Employment Agreement"), which originally provided for payment by UAS of an annual bonus in the amount of 2.5% of the pre-tax consolidated net profits of UAS, has been amended to provide for payment by UAS of an annual bonus for the fiscal year ended June 30, 1997 equal to 2.5% of the UAS pro forma pre-tax income computed as if UAS was a stand-alone company for such entire fiscal year. Thereafter, Mr. Rorie's annual bonus will be computed pursuant to the CLARCOR Key Management Incentive Program. Also, CLARCOR has unconditionally guaranteed, to the extent of UAS's obligation, the payment by UAS of the base salary and the annual bonus payable to Mr. Rorie under the Rorie Employment Agreement, as well as the payment of the premiums due by UAS to Northwestern Mutual Life Insurance Company, and the performance by UAS of its other obligations under various related insurance agreements, in connection with a split-dollar insurance policy that is owned by Mr. Rorie insuring his life.

     In addition, the Rorie Non-Compete Agreement amends an agreement between Mr. Rorie and UAS (the "Rorie Post-Employment Agreement") that provided for lifetime monthly payments by UAS to Mr. Rorie upon the termination of his employment equal to 1/24th of his average annual base salary for the three fiscal years prior to the termination of his employment. At Mr. Rorie's present base salary, such lifetime monthly payments would be equal to $7,000 per month assuming that Mr. Rorie's employment with UAS will terminate on June 30, 1998. The Rorie Non-Compete Agreement provides that, at the Effective Time of the Merger and in lieu of such lifetime monthly payments, Mr. Rorie will receive a lump sum payment from CLARCOR of $668,321.52, which equals the net present value of lifetime monthly payments of $6,750 (such amount is based on Mr. Rorie's salary as of the date of the Merger Agreement) assuming that Mr. Rorie's employment with UAS will terminate on June 30, 1998. The Rorie Employment Agreement will terminate on June 30, 2001. Upon the actual termination of Mr. Rorie's employment with UAS, the net present value of such lifetime monthly payments will be recalculated based on such actual termination date and an adjusting payment will be made by either CLARCOR or Mr. Rorie to the other as appropriate.

     The Rorie Non-Compete Agreement further amends the non-compete provisions contained in the Rorie Employment Agreement and the Rorie Post-Employment Agreement to prohibit Mr. Rorie from engaging in certain competitive activities, as described therein, in the United States, the United Kingdom or Germany during the term of his employment and for a period of five years after the termination of his employment and from disclosing certain confidential information regarding UAS or any of its affiliates, including CLARCOR. In the event of a breach of such covenants, the Rorie Non-Compete Agreement requires Mr. Rorie to repay to CLARCOR 100% of the recalculated lump sump payment described above.

     The Cheney Non-Compete Agreement amends and supplements certain provisions of an agreement between Mr. Cheney and UAS (the "Cheney Post-Employment Agreement") that provides for lifetime monthly payments by UAS to Mr. Cheney equal to 1/24th of his average annual base salary for the three fiscal years prior to termination of his employment, which UAS began paying to Mr. Cheney upon the termination of his employment as Senior Vice President of UAS in 1991 and which were increased by 10% effective March 1, 1995. Such lifetime monthly payments currently are equal to $4,468.75 per month. Pursuant to the Cheney Non-Compete Agreement, CLARCOR unconditionally guarantees, to the extent of UAS's obligation, the payment by UAS to Mr. Cheney of such lifetime monthly payments. In addition, the Cheney Non-Compete Agreement amends the non-compete provisions contained in the Cheney Post-Employment Agreement to provide non-compete and confidentiality covenants similar to those provided in the Rorie Non-Compete Agreement, such non-compete covenants to be in effect for a period of five years from the Effective Time of the Merger. In the event of a breach of such covenants, the Cheney Non-Compete Agreement requires Mr. Cheney to repay to UAS 100% of all such lifetime monthly payments received by Mr. Cheney on and after the Effective Time of the Merger and terminates the obligation of UAS to pay, and the right of Mr. Cheney to receive, any such future payments.

     Directors and executive officers of UAS hold options to purchase UAS Common Stock as follows:

                                                                      NUMBER OF SHARES
                                                                             OF             EXERCISE
           DIRECTOR OR EXECUTIVE OFFICER              DATE OF GRANT   UAS COMMON STOCK      PRICE($)
----------------------------------------------------  -------------   ----------------   --------------
Durwood G. Rorie, Jr................................   10/20/92            187,500            1.33
Raymond E. Warrick, Jr..............................   02/28/94              7,500            1.33
                                                       01/01/92              7,500            1.33
                                                       08/01/95              7,500            3.30
William M. Rehl, III................................   02/28/94              1,875            1.33
                                                       01/01/92              5,625            1.33
                                                       08/01/95              3,750            3.30
David F. Herche.....................................   09/01/94              3,125            1.60
                                                       10/18/94              1,250            1.60
                                                       11/15/95              1,250            4.20
George T. Rehfeldt..................................   08/01/95              3,125            3.30
                                                       11/15/95              1,250            4.20

The options listed above will, if they are outstanding immediately prior to the Effective Time, be converted into Substitute Options at the Effective Time. See "THE MERGER AGREEMENT -- Stock Options."

     The holders of UAS Common Stock who have entered into the agreements described herein under the caption "VOTING AGREEMENTS" (which holders include Messrs. Rorie and Cheney) are entitled thereby to certain rights with respect to the registration under the Securities Act of the shares of CLARCOR Common Stock they receive pursuant to the Merger. See "VOTING AGREEMENTS."

     CLARCOR has agreed to cause UAS to (i) maintain continuously in effect, for six years after the Effective Time, directors' and officers' liability insurance covering those persons covered on the date of the Merger Agreement by UAS's policies for acts or omissions occurring at or prior to the Effective Time on terms no less favorable than coverages in effect on the date of the Merger Agreement and (ii) indemnify and hold harmless (and advance expenses to) all past and current directors, officers, employees and agents of UAS and of its Subsidiaries, for claims made within six years after the Effective Time arising out of acts or omissions occurring at or prior to the Effective Time, to the same extent such persons were indemnified on the date of the Merger Agreement by UAS pursuant to the Amended Articles of Incorporation of UAS (the "UAS Charter") and Amended and Restated Code of Regulations of UAS (the "UAS Regulations"). See "THE MERGER AGREEMENT -- Indemnification; Directors and Officers Insurance."

     See "THE MERGER AGREEMENT -- Employee Benefits" for a description of the benefits provided by the Merger Agreement for UAS employees generally.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     It is a condition to the consummation of the Merger that CLARCOR receive an opinion from its counsel, Sidley & Austin, and that UAS receive an opinion from its counsel, Graydon, Head & Ritchey, substantially to the effect that for federal income tax purposes: (i) the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and CLARCOR, Sub and UAS will each be a party to such reorganization within the meaning of Section 368(b) of the Code; (ii) no gain or loss will be recognized by, in the case of the opinion of Graydon, Head & Ritchey, UAS, and, in the case of the opinion of Sidley & Austin, CLARCOR or UAS, as a result of the Merger; (iii) no gain or loss will be recognized by the non-dissenting shareholders of UAS upon the conversion of their shares of UAS Common Stock into shares of CLARCOR Common Stock in accordance with the Merger, except with respect to cash, if any, received in lieu of fractional shares of CLARCOR Common Stock; (iv) the aggregate tax basis of the shares of CLARCOR Common Stock received by a shareholder in exchange for shares of UAS Common Stock in accordance with the Merger (including fractional shares of CLARCOR Common Stock for which cash is received) will be the same as the aggregate tax basis of such shares of UAS Common Stock; (v) the holding period for shares of CLARCOR Common Stock received by a shareholder in exchange for shares of UAS Common Stock in accordance with the Merger will include the period that such shares of UAS Common Stock were held by the shareholder, provided such shares of UAS Common Stock were held as capital assets by such shareholder at the Effective Time; and
(vi) a shareholder of UAS who receives cash in lieu of a fractional share of CLARCOR Common Stock will recognize gain or loss equal to the difference, if any, between such shareholder's basis in such fractional share and the amount of cash received.

     In rendering such opinions, Graydon, Head & Ritchey and Sidley & Austin will rely upon representations contained in certificates of CLARCOR, UAS and others and may condition such opinions on the receipt from each shareholder of UAS holding a substantial amount of the shares of UAS Common Stock (a "Major Shareholder") of a certificate which contains, among other things, a representation that, as of the Effective Time, such Major Shareholder does not intend to dispose of the shares of CLARCOR Common Stock to be received by such Major Shareholder pursuant to the Merger. It is expected that each Major Shareholder will deliver such a certificate.

     A holder of UAS Common Stock who perfects dissenters' rights with respect to his or her shares of UAS Common Stock should, in general, treat the difference between the basis of the shares of UAS Common Stock held by such person with respect to which such dissenters' rights are perfected and the amount received in payment therefor as capital gain or loss. However, depending on the holder's particular circumstances, such amount might be treated for federal income tax purposes as dividend income. See "DISSENTERS' RIGHTS."

     Stock Options. Holders of UAS Stock Options, whether such stock options are Incentive Stock Options (within the meaning of Section 422(b) of the Code) or Nonqualified Stock Options (defined as stock options which are not Incentive Stock Options), will not recognize gain or loss solely as a result of UAS Stock Options becoming Substitute Options.

     Each holder of a Substitute Option which is a Nonqualified Stock Option (a "Substitute Nonqualified Stock Option") will generally recognize ordinary compensation income on the date such Substitute Nonqualified Stock Option is exercised in an amount equal to the excess of the aggregate fair market value on such date of the shares of CLARCOR Common Stock acquired upon such exercise over the aggregate exercise price for such shares and UAS will be entitled to a corresponding deduction. Notwithstanding the general rules described in the preceding sentence, a person who is subject to restrictions on the resale of CLARCOR Common Stock by reason of being an "affiliate" (as described below under "-- Resales of CLARCOR Common Stock") ("Resale Restrictions") will not recognize compensation income and UAS will not be entitled to a deduction until the Resale Restrictions imposed on such person with respect to the shares of CLARCOR Common Stock received upon the exercise of a Substitute Nonqualified Stock Option have lapsed. Any person exercising a Substitute Nonqualified Stock Option who is subject to Resale Restrictions can elect to recognize compensation income at the same time and in the same manner as a recipient of shares of CLARCOR Common Stock not subject to the Resale Restrictions by filing an election with the Internal Revenue Service within 30 days after the shares of CLARCOR Common Stock are transferred to such person. The tax basis of the shares of CLARCOR Common Stock acquired upon exercise of a Substitute Nonqualified Stock Option will generally be equal to the fair market value thereof on the date compensation income with respect to such shares is recognized, and the holding period of such shares, for the purpose of determining whether a subsequent sale thereof would result in the recognition of short-term or long-term capital gain or loss, will generally commence on such date.

     The holder of a Substitute Option which is an Incentive Stock Option (a "Substitute Incentive Stock Option") will not recognize income (except for purposes of the alternative minimum tax) upon exercise of such Substitute Incentive Stock Option. If the shares of CLARCOR Common Stock acquired upon exercise of a Substitute Incentive Stock Option are held for the longer of two years from the date the option was granted and one year from the date it was exercised, any gain or loss arising from a subsequent disposition of such shares will be taxed as long-term capital gain or loss, and UAS will not be entitled to any deduction. If, however, such shares are disposed of within the above-described period (a "Disqualifying Disposition"), then in the year of such disposition the holder will recognize compensation taxable as ordinary income equal to the excess of (a) the lesser of (i) the aggregate amount realized upon such disposition and (ii) the aggregate fair market value on the date of exercise of the shares of CLARCOR Common Stock acquired upon such exercise over (b) the aggregate exercise price for such shares and UAS will be entitled to a corresponding deduction. Any amount realized upon such Disqualifying Disposition in excess of the fair market value on the date of exercise of the shares of CLARCOR Common Stock acquired upon such exercise will be taxed as long-term or short-term capital gain, depending on how long such shares were held. In general, the holding period for such shares will commence on the date of exercise.

     Notwithstanding the preceding paragraph, if a person who is subject to the Resale Restrictions exercises a Substitute Incentive Stock Option at a time when the Resale Restrictions would apply to the sale of the shares so acquired and disposes of such shares in a Disqualifying Disposition, the amounts of income and capital gain determined pursuant to the preceding paragraph will be determined by reference to the fair market value of the shares at the time the Resale Restrictions lapse, rather than on the date of exercise, and the holding period for the shares will be deemed to have begun at that time rather than on the date of exercise. It may be possible for a person who is subject to the Resale Restrictions to instead be treated in the same manner as a holder who is not subject to the Resale Restrictions by filing an election with the Internal Revenue Service within 30 days after the shares of CLARCOR are transferred to such holder; however, it is not clear whether such election will be recognized by the Internal Revenue Service.

     Amounts recognized as ordinary compensation income will be subject to United States income tax at the recipient's ordinary income tax rate. In addition, amounts recognized upon exercise of a Substitute Nonqualified Stock Option as ordinary compensation income will also be (i) subject to the hospital insurance portion of the tax under the Federal Insurance Contributions Act ("FICA Tax"), currently 1.45%, and (ii) depending on the recipient's individual circumstances, subject in whole or in part to the old-age, survivors and disability portion of the FICA Tax, currently 6.2%. Amounts recognized as ordinary income upon a Disqualifying Disposition of shares acquired through exercise of a Substitute Incentive Stock Option will not be subject to FICA Tax.

     THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL TAX EFFECTS OF THE MERGER. IN ADDITION, THE DISCUSSION DOES NOT ADDRESS ALL OF THE TAX CONSEQUENCES THAT MAY BE RELEVANT TO PARTICULAR TAXPAYERS IN LIGHT OF THEIR PERSONAL CIRCUMSTANCES OR TO TAXPAYERS SUBJECT TO SPECIAL TREATMENT UNDER THE CODE (FOR EXAMPLE, INSURANCE COMPANIES, FINANCIAL INSTITUTIONS, DEALERS IN SECURITIES, TAX-EXEMPT ORGANIZATIONS, FOREIGN CORPORATIONS, FOREIGN PARTNERSHIPS OR OTHER FOREIGN ENTITIES AND INDIVIDUALS WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES).

     NO INFORMATION IS PROVIDED HEREIN WITH RESPECT TO THE TAX CONSEQUENCES, IF ANY, OF THE MERGER UNDER APPLICABLE FOREIGN, STATE, LOCAL AND OTHER TAX LAWS. THE FOREGOING DISCUSSION IS BASED UPON THE PROVISIONS OF THE CODE, APPLICABLE TREASURY REGULATIONS THEREUNDER, INTERNAL REVENUE SERVICE RULINGS AND JUDICIAL DECISIONS, AS IN EFFECT AS OF THE DATE HEREOF. THERE CAN BE NO ASSURANCE THAT FUTURE LEGISLATIVE, ADMINISTRATIVE OR JUDICIAL CHANGES OR INTERPRETATIONS WILL NOT AFFECT THE ACCURACY OF THE STATEMENTS OR CONCLUSIONS SET FORTH HEREIN. ANY SUCH CHANGE COULD APPLY RETROACTIVELY AND COULD AFFECT THE ACCURACY OF SUCH DISCUSSION. NO RULINGS HAVE OR WILL BE SOUGHT FROM THE INTERNAL REVENUE SERVICE CONCERNING THE TAX CONSEQUENCES OF THE MERGER.

     EACH SHAREHOLDER OF UAS IS URGED TO CONSULT SUCH SHAREHOLDER'S OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH SHAREHOLDER OF THE MERGER, INCLUDING THE APPLICATION OF FOREIGN, STATE, LOCAL AND OTHER TAX LAWS. EACH HOLDER OF A UAS STOCK OPTION IS ALSO URGED TO CONSULT HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES REGARDING THE EXERCISE OF ANY SUBSTITUTE OPTION.

ANTICIPATED ACCOUNTING TREATMENT

     The Merger is expected to be accounted for as a pooling of interests in accordance with generally accepted accounting principles. Under this accounting method, the recorded assets and liabilities of CLARCOR and UAS will be carried forward at their recorded amounts to the combined enterprise, income of the combined enterprise will include income of CLARCOR and UAS for the entire fiscal year in which the

Merger occurs and the reported income of CLARCOR and UAS for prior periods will be combined and restated as income of the combined enterprise. See "THE MERGER AGREEMENT -- Conditions Precedent to the Merger."

     In connection with the Merger, CLARCOR will take a one-time pre-tax charge in the quarter in which the Merger is consummated to cover the costs of combining CLARCOR and UAS and for other unusual or nonrecurring items. Such pre-tax charge, which is currently estimated to be in the range of $2.0 million to $3.0 million, will include: (i) direct costs of the Merger, including fees and expenses of legal counsel, independent auditors and financial advisors, (ii) non-compete payments, (iii) costs of integrating the businesses of the two companies and (iv) other unusual or non-recurring items related to the Merger. The after-tax cost of such charge is currently estimated to be in the range of $1.2 million to $1.8 million. The estimated charge and the nature of the costs included therein are subject to change as CLARCOR's integration plan is developed and more accurate estimates become possible. Moreover, the after-tax cost of such estimated charge is likely to change depending upon the magnitude of the pre-tax charge, the nature of the costs included therein, the tax laws of the particular countries applicable to the entities incurring such costs and the tax-paying status of such entities.

REGULATORY APPROVALS

     The consummation of the Merger is conditioned upon the expiration or termination of the applicable waiting period under the HSR Act. Under the HSR Act and the regulations promulgated thereunder by the FTC, the Merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division and the applicable waiting period has expired or been terminated. Report forms relating to the Merger were filed on behalf of CLARCOR and UAS under the HSR Act with the FTC and the Antitrust Division. The applicable waiting period expired on November 30, 1996. See "THE MERGER AGREEMENT -- Conditions Precedent to the Merger."

PERCENTAGE OWNERSHIP INTEREST OF UAS SHAREHOLDERS AFTER THE MERGER

     After the Merger, based on the number of shares of CLARCOR Common Stock outstanding on the Record Date and assuming the issuance of approximately 1,081,047 shares of CLARCOR Common Stock at the Effective Time, upon consummation of the Merger there will be approximately 15,969,725 shares of CLARCOR Common Stock outstanding at the Effective Time (approximately 17,604,030 on a fully-diluted basis), of which UAS shareholders will own approximately 6.77% (approximately 6.87% on a fully diluted basis).

STOCK EXCHANGE LISTING

     It is a condition to the consummation of the Merger that the shares of CLARCOR Common Stock constituting the Share Issuance be authorized for listing on the NYSE upon official notice of issuance.

DELISTING AND DEREGISTRATION OF UAS COMMON STOCK

     If the Merger is consummated, UAS Common Stock will no longer be traded on Nasdaq and will be deregistered under the Exchange Act.

RESALES OF CLARCOR COMMON STOCK

     All shares of CLARCOR Common Stock constituting the Share Issuance will be freely transferable, except that shares received by any person who may be deemed to be an "affiliate" (as used in paragraphs (c) and (d) of Rule 145 under the Securities Act, including, without limitation, directors and certain executive officers) of UAS for purposes of such Rule 145 may not be resold except in transactions permitted by such Rule 145 or as otherwise permitted under the Securities Act. See "THE MERGER AGREEMENT -- Conditions Precedent to the Merger."

     UAS has agreed to prepare and deliver to CLARCOR a list identifying each person who, at the time of the UAS Special Meeting, may be deemed to be an "affiliate" (as used in the preceding paragraph) of UAS and to use its reasonable best efforts to cause each person so identified to deliver to CLARCOR on or prior to the Effective Time a written agreement, in the form previously approved by CLARCOR and UAS, providing that such person will not
(i) sell, pledge, transfer or otherwise dispose of, or in any other way reduce such person's risk relative to, any shares of UAS Common Stock or any shares of CLARCOR Common Stock issued to such person in connection with the Merger, except pursuant to an effective registration statement or in compliance with such Rule 145 or another exemption from the registration requirements of the Securities Act or (ii) sell or in any other way reduce such person's risk relative to any shares of CLARCOR Common Stock received in the Merger (within the meaning of Section 201.01 of the SEC's Financial Reporting Release No. 1) during the period (the "Resale Period") commencing 30 days prior to the Effective Time and ending at such time as the financial results (including combined sales and net income) covering at least 30 days of post-Merger operations have been published, except as permitted by Staff Accounting Bulletin No. 76 issued by the SEC. CLARCOR has agreed to satisfy the conditions set forth in Rule 144(c)(1) under the Securities Act for so long as any such person is subject to the provisions of Rule 145(d).

     The holders of UAS Common Stock who have entered into the agreements described herein under the caption "VOTING AGREEMENTS" are entitled thereby to certain rights with respect to the registration under the Securities Act of the shares of CLARCOR Common Stock they receive pursuant to the Merger. See "VOTING AGREEMENTS."

                              THE MERGER AGREEMENT

CONVERSION OF SHARES IN THE MERGER

     At the Effective Time, by virtue of the Merger and without any further action on the part of any shareholder of UAS or Sub:

          (i) each issued and outstanding share of Common Stock of Sub will be converted into one share of Common Stock of the Surviving Corporation;

          (ii) all shares of UAS Common Stock that are held in the treasury of UAS or by any wholly-owned Subsidiary of UAS and any shares of UAS Common Stock owned by CLARCOR or by any wholly-owned Subsidiary of CLARCOR will be cancelled, and no capital stock of CLARCOR or other consideration will be delivered in exchange therefor; and

          (iii) each share of UAS Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled as described in subparagraph (ii) above) will be converted into .3698577 (the "Conversion Number") of a share of CLARCOR Common Stock, including the corresponding percentage of a CLARCOR Right, provided cash will be paid in lieu of any fractional share of CLARCOR Common Stock. See "-- No Fractional Shares."

     The Conversion Number is subject to adjustment under certain circumstances. If the number of fully diluted shares of UAS Common Stock outstanding immediately prior to the Effective Time does not change after the date hereof, the Conversion Number, as adjusted, will be .3702116. See "-- Adjustment of Conversion Number."

     All shares of UAS Common Stock converted as provided in subparagraph (iii) of the preceding paragraph will no longer be outstanding and will automatically be cancelled and retired; and each holder of a UAS Certificate representing immediately prior to the Effective Time any such shares of UAS Common Stock will cease to have any rights with respect thereto, except the right to receive, as hereinafter described: (i) certificates representing the number of whole shares of CLARCOR Common Stock into which such shares of UAS Common Stock have been converted, (ii) certain dividends and other distributions and (iii) cash, without interest, in lieu of any fractional share of CLARCOR Common Stock. See "-- Exchange Agent; Procedures for Exchange of Certificates."

     Notwithstanding the foregoing, shares of UAS Common Stock that are outstanding immediately prior to the Effective Time and which are held by UAS shareholders who do not vote in favor of the proposal to adopt the Merger Agreement and who demand properly in writing the fair cash value for such shares in accordance with Section 1701.85 of the OGCL (collectively, the "Dissenting Shares") will not be converted into or represent the right to receive the consideration described above. Such UAS shareholders will be entitled to receive payment of the fair cash value of such shares of UAS Common Stock held by them in accordance with the provisions of Section 1701.85 of the OGCL, except that all Dissenting Shares held by UAS shareholders who fail to perfect or who effectively withdraw or lose their rights to the fair cash value of such shares of UAS Common Stock under Section 1701.85 of the OGCL will be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the CLARCOR Common Stock as described above, without any interest thereon, upon surrender of the certificate or certificates that formerly evidenced such shares of UAS Common Stock in the manner described above. See "DISSENTERS' RIGHTS."

     All references in this Proxy Statement/Prospectus to shares of CLARCOR Common Stock to be received pursuant to the Merger in accordance with the Merger Agreement will be deemed, from and after the Effective Time, to include the associated CLARCOR Rights.

NO FRACTIONAL SHARES

     No certificates or scrip representing a fractional share of CLARCOR Common Stock will be issued upon the surrender of UAS Certificates for exchange; no CLARCOR dividend or other distribution or stock split will relate to any such fractional share; and no such fractional share will entitle the record or beneficial owner thereof to any voting or other rights of a stockholder of CLARCOR. In lieu of any such fractional share, each holder of shares of UAS Common Stock who would otherwise have been entitled thereto upon the surrender of UAS Certificates for exchange will be paid an amount in cash (without interest), rounded to the nearest whole cent, determined by multiplying (i) the per share closing price of CLARCOR Common Stock, as reported on the NYSE Composite Transactions Tape, on the date on which the Effective Time shall occur (or if CLARCOR Common Stock does not trade on the NYSE on such date, the first day of trading in CLARCOR Common Stock on the NYSE thereafter) by (ii) the fractional share to which such holder would otherwise be entitled.

ADJUSTMENT OF CONVERSION NUMBER

     If the sum of the aggregate number of shares of UAS Common Stock issued and outstanding immediately prior to the Effective Time (other than shares owned directly or indirectly by CLARCOR or UAS) and the aggregate number of shares of UAS Common Stock issuable in connection with UAS Stock Options which are outstanding immediately prior to the Effective Time pursuant to any UAS Stock Plan is either less than or greater than 3,269,641, then the Conversion Number will be adjusted so that it will equal the quotient, rounded up or down to the seventh decimal place, obtained by dividing 1,209,302 by such sum.

     On the date hereof, there are 2,920,078 shares of UAS Common Stock outstanding, none of which are owned directly or indirectly by CLARCOR or UAS, and 346,438 shares of UAS Common Stock are issuable upon exercise of UAS Stock Options granted pursuant to UAS Stock Plans. If the sum of the numbers set forth in the immediately preceding sentence does not change after the date hereof, the Conversion Number, as adjusted, will be .3702116.

     In addition, in the event of any reclassification, stock split or stock dividend with respect to CLARCOR Common Stock, any change or conversion of CLARCOR Common Stock into other securities or any other dividend or distribution with respect to CLARCOR Common Stock (other than normal quarterly cash dividends as the same may be modified from time to time in the ordinary course), or if a record date with respect to any of the foregoing should occur, prior to the Effective Time, appropriate and proportionate adjustments will be made to the Conversion Number.

EXCHANGE AGENT; PROCEDURES FOR EXCHANGE OF CERTIFICATES

     First Chicago Trust Company of New York has been selected to act as Exchange Agent under the Merger Agreement. As soon as practicable, but not later than five business days after the Effective Time,

CLARCOR will deposit with the Exchange Agent, in trust for the holders of UAS Certificates, CLARCOR Certificates representing the shares of CLARCOR Common Stock issuable pursuant to the Merger in accordance with the Merger Agreement. The Exchange Agent will deliver the CLARCOR Certificates upon the surrender for exchange of the UAS Certificates.

     As soon as practicable after the Effective Time, the Exchange Agent will mail to each record holder of a UAS Certificate a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the UAS Certificates will pass, only upon actual delivery thereof to the Exchange Agent, and will contain instructions for effecting the surrender of UAS Certificates in exchange for the property described in the next sentence). Upon surrender for cancellation to the Exchange Agent of all UAS Certificate(s) held by any record holder, together with such letter of transmittal duly executed, such holder will be entitled to receive in exchange therefor: (i) a CLARCOR Certificate representing the number of whole shares of CLARCOR Common Stock into which the shares of UAS Common Stock represented by the surrendered UAS Certificate(s) have been converted at the Effective Time, (ii) cash in lieu of any fractional share of CLARCOR Common Stock and (iii) the dividends and other distributions described in the next paragraph. All UAS Certificates so surrendered will be cancelled. All CLARCOR Certificates delivered upon the surrender for exchange of any UAS Certificate in accordance with the terms of the Merger Agreement (including the cash paid in respect of any such fractional share or of any such dividends or distributions) will be deemed to have been delivered (and paid) in full satisfaction of all rights pertaining to the shares of UAS Common Stock represented by such surrendered UAS Certificate.

     No dividends or other distributions that are declared on or after the Effective Time on CLARCOR Common Stock, or are payable to the holders of record thereof on or after the Effective Time, and no cash payment in lieu of any fractional share of CLARCOR Common Stock, will be paid to any person entitled by reason of the Merger to receive CLARCOR Certificates until the UAS Certificate(s) of such person have been surrendered as described above. Subject to applicable law, there will be paid to each person receiving a CLARCOR
Certificate: (i) at the time of such surrender or as promptly as practicable thereafter, the amount of (A) any dividends or other distributions with respect to the shares of CLARCOR Common Stock represented by such CLARCOR Certificate having a record date on or after the Effective Time and a payment date prior to such surrender and (B) any cash payable with respect to any fractional share of CLARCOR Common Stock to which such person is entitled; and (ii) at the appropriate payment date or as promptly as practicable thereafter, the amount of any dividends or other distributions payable with respect to such shares of CLARCOR Common Stock having a record date on or after the Effective Time but prior to such surrender and a payment date on or after such surrender. In no event will the person entitled to receive such dividends or other distributions be entitled to receive interest thereon. If any CLARCOR Certificate is to be registered in a name other than that of the registered holder of a surrendered UAS Certificate, or if any cash is to be paid to a person who is not such registered holder, it will be a condition of the exchange that the UAS Certificate(s) so surrendered be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of such CLARCOR Certificate or such cash payment, or establish to the satisfaction of the Exchange Agent that such taxes have been paid or are not applicable.

     CLARCOR or the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement to any holder of UAS Common Shares such amounts as CLARCOR or the Exchange Agent are required to deduct and withhold under the Code, or under any provision of state, local or foreign tax law, with respect to the making of such distribution. To the extent that amounts are so deducted and withheld by CLARCOR or the Exchange Agent, such deducted and withheld amounts will be treated for all purposes of the Merger Agreement as having been distributed to the holder of the shares of UAS Common Stock in respect of which such deduction and withholding was made by CLARCOR or the Exchange Agent.

     At the Effective Time, the stock transfer books of UAS will be closed, and no transfer of shares of UAS Common Stock will thereafter be made. Subject to any applicable abandoned property, escheat or similar laws, if, after the Effective Time, UAS Certificates are presented to the Surviving Corporation for transfer, they will be cancelled and exchanged as described in the four preceding paragraphs.

     HOLDERS OF UAS COMMON STOCK SHOULD NOT FORWARD THEIR UAS CERTIFICATES WITH THE ENCLOSED PROXY CARD, NOR SHOULD THEY RETURN THEIR UAS CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED A TRANSMITTAL LETTER.

STOCK OPTIONS

     Each UAS Stock Option granted pursuant to any stock option plan (other than any "stock purchase plan" within the meaning of Section 423 of the Code) of UAS in effect on the date of the Merger Agreement (the "UAS Stock Plans") which is outstanding immediately prior to the Effective Time will become an option to purchase the number of shares of CLARCOR Common Stock, increased to the nearest whole share, determined by multiplying (i) the number of shares of UAS Common Stock then subject to such UAS Stock Option by (ii) the Conversion Number, at an exercise price per share of CLARCOR Common Stock (increased to the nearest whole cent) equal to the exercise price per share of UAS Common Stock in effect at such time divided by the Conversion Number. Each such option will be otherwise exercisable upon the same terms and conditions as were then applicable to the related UAS Stock Option, provided that any conditions to the exercise of UAS Stock Options which are expressed in terms of the market price of UAS Common Stock will be adjusted by dividing such price by the Conversion Number. UAS has agreed to use its reasonable best efforts to obtain any necessary consents of the holders of UAS Stock Options to effect the provisions of the Merger Agreement described in this paragraph. In addition, UAS has agreed not to grant any stock appreciation rights or limited stock appreciation rights and has agreed that it will not permit cash payments to holders of UAS Stock Options in lieu of the substitution therefor of Substitute Options in accordance with the terms of the Merger Agreement. CLARCOR has agreed that, at the Effective Time, the CLARCOR Common Stock issuable upon exercise of the Substitute Options will be registered under the Securities Act. The terms of the Merger Agreement described above are subject to any contrary provision contained in the applicable UAS Stock Plan or in the option agreement with respect to any UAS Stock Option outstanding thereunder.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains various representations and warranties of CLARCOR, UAS and Sub relating, among other things, to: (i) their organization, existence, good standing, corporate power and similar corporate matters; (ii) their capitalization; (iii) their authorization, execution, delivery and performance and the enforceability of the Merger Agreement and related matters;
(iv) the absence of conflicts, violations and defaults under their certificate or articles of incorporation and by-laws and certain other agreements and documents; (v) the documents and reports filed with the SEC and the accuracy and completeness of the information contained therein; (vi) the Registration Statement and this Proxy Statement/Prospectus and the accuracy and completeness of the information contained therein and herein; (vii) the absence of Material Adverse Changes; (viii) the absence of certain violations or defaults; (ix) their licenses and permits; (x) environmental and tax matters; (xi) pending or threatened litigation; (xii) labor matters; (xiii) material contracts; (xiv) employee benefit matters; (xv) undisclosed liabilities; (xvi) intellectual properties; (xvii) the propriety of past payments; (xviii) takeover defense mechanisms; and (xix) the availability of pooling of interests accounting treatment. All representations and warranties of CLARCOR, UAS and Sub expire at the Effective Time.

CONDUCT OF BUSINESS PENDING THE MERGER

     Each of CLARCOR and UAS has agreed that during the period from the date of the Merger Agreement through the Effective Time, except as otherwise expressly required or permitted by the Merger Agreement, it will, and will cause each of its Subsidiaries to, in all material respects carry on its business in, and not enter into any material transaction other than in accordance with, the ordinary course of its business as being conducted at the date of the Merger Agreement and, to the extent consistent therewith, use its reasonable best efforts to preserve intact its business organization, keep available the services of its officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it, all to the end that its goodwill and ongoing business will be unimpaired at the Effective Time. Each of CLARCOR and

UAS has agreed to promptly advise the other orally and in writing of any change or event having, or which would reasonably be expected to have, a Material Adverse Effect (as defined in the Merger Agreement) on CLARCOR or UAS, as the case may be.

     Without limiting the generality of the foregoing, and except as otherwise expressly contemplated or permitted by the Merger Agreement, CLARCOR has agreed that it will not, and that it will not permit any of its Subsidiaries to, without the prior written consent of UAS: (i) (A) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its stockholders in their capacity as such (other than regular quarterly dividends of not more than $0.1625 per share, stock dividends on CLARCOR Common Stock and dividends on, or distributions in respect of, the capital stock of any Subsidiary of CLARCOR), (B) combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (C) purchase, redeem or otherwise acquire any shares of its capital stock or those of any Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities; (ii) issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities, equity equivalent or convertible securities (other than the issuance of shares of CLARCOR Common Stock pursuant to a stock dividend or stock split or upon the exercise of stock options and the issuance of stock options to employees of CLARCOR or any of its Subsidiaries); (iii) amend its charter or organization documents or by-laws; (iv) sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any of its assets, other than (A) transactions that are in the ordinary course of business and consistent with past practice and not material to CLARCOR and its Subsidiaries taken as a whole,
(B) dispositions for an aggregate consideration paid or payable to CLARCOR and its Subsidiaries (valuing any non-cash consideration at its fair market value, contingent payments at the maximum amount payable and treating any liabilities assumed as consideration paid) in an amount not to exceed $30,000,000 or (C) as set forth in the letter referenced in the Merger Agreement as the Parent Letter (the "CLARCOR Letter"); (v) incur any indebtedness for borrowed money or guarantee any such indebtedness, or make any loans, advances or capital contributions to, or other investments in, any other person, other than (A) borrowings or guarantees incurred in the ordinary course of business and consistent with past practice (B) any loans, advances or capital contributions to, or other investments in, CLARCOR or any wholly-owned Subsidiary of CLARCOR or (C) as set forth in the CLARCOR Letter; (vi) enter into or adopt any specified types of employee or welfare plan, or amend any such existing plan, other than as required by law; (vii) violate or fail to perform any material obligation or duty imposed upon CLARCOR or any Subsidiary of CLARCOR by any applicable federal, state, local, foreign or provincial law, rule, regulation, guideline or ordinance; (viii) take any action, other than reasonable and usual actions in the ordinary course of business consistent with past practice, with respect to accounting policies or procedures; or (ix) authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

     Without limiting the generality of the foregoing, and except as otherwise expressly contemplated or permitted by the Merger Agreement, UAS has agreed that it will not, and that it will not permit any of its Subsidiaries to, without the prior written consent of CLARCOR: (i) (A) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its shareholders in their capacity as such, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (C) purchase, redeem or otherwise acquire any shares of its capital stock or those of any Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities; (ii) issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities, equity equivalent or convertible securities (other than the issuance of shares of UAS Common Stock upon the exercise of stock options outstanding on the date of the Merger Agreement in accordance with their then current terms);
(iii) amend its charter or organization documents or by-laws; (iv) acquire or agree to acquire, by merging or consolidating with, by purchasing a substantial portion of the assets of or equity in or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, other than
(A) transactions that are in the ordinary course of business and consistent with past practice and not material to UAS and its Subsidiaries taken as a whole or
(B) as set forth in the letter referenced in the Merger Agreement as the Company Letter (the "UAS Letter"); (v) sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any of its assets, other than (A) transactions that are in the ordinary course of business and consistent with past practice and not material to UAS and its Subsidiaries taken as a whole, (B) dispositions for an aggregate consideration paid or payable to UAS and its Subsidiaries (valuing any non-cash consideration at its fair market value and any contingent payments at the maximum amount payable and treating any liabilities assumed as consideration paid) in an amount not to exceed $150,000 or (C) as set forth in the UAS Letter; provided, however, that the aggregate consideration received by UAS and its subsidiaries from all transactions described by this clause (v) may not exceed $250,000 and the aggregate fair market value (as determined in good faith by the UAS Board) of the assets sold, leased or otherwise disposed of may not exceed $250,000; (vi) incur any indebtedness for borrowed money or guarantee any such indebtedness, or make any loans, advances or capital contributions to, or other investments in, any other person, or retire any outstanding indebtedness for borrowed money, other than
(A) borrowings or guarantees incurred in the ordinary course of business and consistent with past practice, (B) any loans, advances or capital contributions to, or other investments in, UAS or any wholly-owned Subsidiary of UAS, or (C) as set forth in the UAS Letter; (vii) enter into or adopt any specified types of employee or welfare plan, or amend any such existing plan, other than as required by law; (viii) increase the compensation payable or to become payable to its officers or employees, except for increases in the ordinary course of business and consistent with past practice, or grant any severance or termination pay to, or enter into, or amend or modify, any employment, severance or consulting agreement with, any director or officer of UAS or any of its Subsidiaries, or establish, adopt, enter into or, except as may be required to comply with applicable law, amend in any material respect or take action to enhance in any material respect or accelerate any rights or benefits under, any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee; (ix) violate or fail to perform any material obligation or duty imposed upon UAS or any Subsidiary of UAS by any applicable federal, state, local, foreign or provincial law, rule, regulation, guideline or ordinance; (x) take any action, other than reasonable and usual actions in the ordinary course of business consistent with past practice, with respect to accounting policies or procedures; or (xi) authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

     Each of CLARCOR and UAS has also agreed that, subject to existing contractual and legal restrictions applicable to it, it will, and will cause each of its Subsidiaries to, afford, during normal business hours during the period from the date of the Merger Agreement through the Effective Time, to the accountants, counsel, financial advisors, officers and other representatives of the other reasonable access to, and permit them to make such inspections as they may reasonably request of, its properties, books, contracts, commitments and records (including, without limitation, the work papers of independent public accountants), and also permit such interviews with its officers and employees as may be reasonably requested; and, during such period, CLARCOR and UAS will, and will cause each of its respective Subsidiaries to, furnish promptly to the other
(i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (ii) all other information concerning its properties, assets, business and personnel as the other may reasonably request. All confidential information obtained by CLARCOR or UAS, as the case may be, will be kept confidential pursuant to a confidentiality agreement between the parties.

     Each of CLARCOR and UAS has further agreed that from the date of the Merger Agreement through the Effective Time, unless the other parties to the Merger Agreement otherwise agree in writing, neither it nor its respective Subsidiaries will (i) knowingly take or fail to take any action which action or failure would jeopardize the treatment of the Merger as a pooling of interests for accounting purposes or (ii) knowingly take or fail to take any action which action or failure would jeopardize qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code.

NO SOLICITATION

     UAS has agreed that from and after the date of the Merger Agreement it will not, directly or indirectly, solicit, initiate or knowingly encourage (including by way of furnishing non-public information) any Takeover Proposal (as hereinafter defined) from any person, or engage in or continue discussions or negotiations relating to any Takeover Proposal and will use its reasonable best efforts to prevent any of its directors, officers, employees, attorneys, financial advisors, agents and other authorized representatives and those of any of its Subsidiaries from taking any such action; provided, however, that UAS may
(i) engage in discussions or negotiations with, or furnish information concerning UAS and its properties, assets and business to, any person which makes, or indicates in writing an intention to make, a Superior Proposal (as hereinafter defined) if the UAS Board shall conclude in good faith on the basis of the written advice of its outside counsel that the failure to take such action would violate the fiduciary obligations of the UAS Board under applicable law or (ii) comply with Rule 14d-9 or 14e-2 under the Exchange Act with regard to a Takeover Proposal. UAS must promptly notify CLARCOR upon receipt of any Takeover Proposal, including the material terms and conditions thereof and the identity of the person (or group) making such Takeover Proposal, and the name of all persons to whom UAS has furnished any information and the nature of such information. As used in the Merger Agreement and this Proxy Statement/Prospectus: (i) "Takeover Proposal" means any proposal or offer for, or any expression of interest (by public announcement or otherwise) by any person (other than a proposal or offer by CLARCOR or any of its Subsidiaries or Affiliates) in, any tender or exchange offer for 20% or more of the equity of UAS, any merger, consolidation or other business combination involving UAS or any of its Significant Subsidiaries (as hereinafter defined), any acquisition in any manner of 20% or more of the equity of, or 20% or more of the assets of, UAS or any of its Significant Subsidiaries or any inquiry by any person with respect to UAS's willingness to receive or discuss any of the foregoing; (ii) "Superior Proposal" means a bona fide, unsolicited proposal or offer made by any person (or group) (other than CLARCOR or any of its Subsidiaries or Affiliates) to acquire UAS pursuant to any Takeover Proposal on terms which a majority of the members of the UAS Board determines in good faith, and in the exercise of reasonable judgment (based on the advice of independent financial advisors), to be more favorable to UAS and its shareholders than the transactions contemplated by the Merger Agreement and for which any required financing is committed or which, in the good faith and reasonable judgment of a majority of such members, is reasonably capable of being financed by such person; and (iii) "Significant Subsidiary" has the meaning specified in Rule 1-02(w) of Regulation S-X promulgated by the SEC.

CONDITIONS PRECEDENT TO THE MERGER

     The respective obligations of CLARCOR, UAS and Sub to effect the Merger are subject, among other things, to the fulfillment of the following conditions at or prior to the Effective Time: (i) approval of the Merger by the requisite vote of the shareholders of UAS; (ii) the listing on the NYSE, upon official notice of issuance, of the shares of CLARCOR Common Stock constituting the Share Issuance; (iii) expiration or termination of the waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act, and the obtaining, making or occurrence of all authorizations, consents, orders, declarations or approvals of, or filings with, or terminations or expirations of waiting periods imposed by, any Governmental Entity, which the failure to obtain, make or occur would have the effect of making the Merger or any of the transactions contemplated by the Merger Agreement illegal or would have a Material Adverse Effect on CLARCOR or UAS (as the Surviving Corporation), assuming the Merger had taken place; (iv) the absence of any stop order suspending the effectiveness of the Registration Statement, any initiation of a proceeding for such purpose or, to the knowledge of CLARCOR or UAS, any threat of such a proceeding by the SEC; and (v) no court or other Governmental Entity having jurisdiction over CLARCOR or UAS, or any of their respective Subsidiaries, having enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order then in force which has the effect of making the Merger or any of the transactions contemplated by the Merger Agreement illegal.

     The obligation of UAS to effect the Merger is also subject to the fulfillment at or prior to the Effective Time of the following additional conditions: (i) CLARCOR and Sub having performed in all material respects each of its agreements contained in the Merger Agreement required to be performed at or prior to the

Effective Time, each of the representations and warranties of CLARCOR and Sub contained in the Merger Agreement that is qualified by materiality being true and correct at and as of the Effective Time as if made at and as of the Effective Time and each of such representations and warranties that is not so qualified being true and correct in all material respects at and as of the Effective Time as if made at and as of the Effective Time, in each case except as contemplated or permitted by the Merger Agreement, and UAS having received a certificate signed on behalf of CLARCOR by its Chief Executive Officer and Chief Financial Officer to such effect; (ii) UAS having received an opinion of Graydon, Head & Ritchey relating to certain tax matters (see "THE
MERGER -- Material Federal Income Tax Consequences"); (iii) UAS having received opinions from Sidley & Austin and Taft, Stettinius & Hollister relating to certain corporate and securities law matters; (iv) CLARCOR having obtained any necessary non-governmental consents and approvals required to consummate the transactions contemplated by the Merger Agreement; (v) the Non-Compete Agreements being effective at the Effective Time; and (vi) the absence since the date of the Merger Agreement of any Material Adverse Change with respect to CLARCOR and UAS having received a certificate signed on behalf of CLARCOR by its Chief Executive Officer and Chief Financial Officer to such effect.

     The respective obligations of CLARCOR and Sub to effect the Merger are also subject to the fulfillment at or prior to the Effective Time of the following additional conditions: (i) UAS having performed in all material respects each of its agreements contained in the Merger Agreement required to be performed at or prior to the Effective Time, each of the representations and warranties of UAS contained in the Merger Agreement that is qualified by materiality being true and correct at and as of the Effective Time as if made at and as of the Effective Time and each of such representations and warranties that is not so qualified being true and correct in all material respects at and as of the Effective Time as if made at and as of the Effective Time, in each case except as contemplated or permitted by the Merger Agreement and CLARCOR having received a certificate signed on behalf of UAS by its Chief Executive Officer and Chief Financial Officer to such effect; (ii) CLARCOR having received an opinion of Sidley & Austin relating to certain tax matters (see "THE MERGER -- Material Federal Income Tax Consequences"); (iii) CLARCOR having received opinions from Jack W. Painter, Esq., and Graydon, Head & Ritchey relating to certain corporate and securities law matters; (iv) UAS having obtained any necessary non-governmental consents and approvals required to consummate the transactions contemplated by the Merger Agreement; (v) CLARCOR having received the written agreements from the UAS Rule 145 affiliates described under "THE
MERGER -- Resales of CLARCOR Common Stock;" (vi) the absence of any pending or threatened litigation by any Governmental Entity as a result of the Merger Agreement or any of the transactions contemplated thereby which, if such Governmental Entity were to prevail, would reasonably be expected, in the good faith opinion of CLARCOR, to have a Material Adverse Effect on CLARCOR or UAS (as the Surviving Corporation); (vii) CLARCOR having received an opinion of Coopers & Lybrand L.L.P. that the Merger will qualify as a pooling of interests under generally accepted accounting principles and CLARCOR having no reasonable basis for believing that the Merger may not be accounted for as a pooling of interests in accordance with generally accepted accounting principles; (viii) the Non-Compete Agreements being effective at the Effective Time; (ix) certain agreements specified in the Merger Agreement having been terminated and being of no further force or effect; (x) the holders of not more than 10% of the issued and outstanding shares of UAS Common Stock having properly demanded appraisal or dissenters rights pursuant to the OGCL; and (xi) the absence since the date of the Merger Agreement of any Material Adverse Change with respect to UAS and CLARCOR having received a certificate signed on behalf of UAS by its Chief Executive Officer and Chief Financial Officer to such effect.

EMPLOYEE BENEFITS

     CLARCOR has agreed that, for a period of not less than one year after the Effective Time, it will provide employee benefit plans (including perquisites) for employees employed by UAS or any of its Subsidiaries immediately prior to the Effective Time and for former employees of UAS receiving benefits on the date of the Merger Agreement which are, in the aggregate, no less favorable than those provided by UAS and its Subsidiaries on the date of the Merger Agreement, it being understood that the UAS Stock Plans will be terminated and no further options will be granted thereunder.

INDEMNIFICATION; DIRECTORS AND OFFICERS INSURANCE

     CLARCOR has agreed to cause UAS to (i) maintain continuously in effect, for six years after the Effective Time, directors' and officers' liability insurance covering those persons covered on the date of the Merger Agreement by UAS's policies for acts or omissions occurring at or prior to the Effective Time on terms no less favorable than coverages in effect on the date of the Merger Agreement and (ii) indemnify and hold harmless (and advance expenses to) all past and current directors, officers, employees and agents of UAS and of its Subsidiaries, for claims made within six years after the Effective Time arising out of acts or omissions occurring at or prior to the Effective Time, to the same extent such persons were indemnified on the date of the Merger Agreement by UAS pursuant to the UAS Charter and the UAS Regulations.

TERMINATION

     The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the shareholders of UAS of the Merger Agreement, as authorized by the respective boards of directors of CLARCOR, Sub and UAS, as applicable:

          (i) by mutual written consent of CLARCOR, Sub and UAS;

          (ii) by either CLARCOR or UAS if (A) the other (or Sub if UAS is the terminating party) fails to comply in any material respect with any of its covenants or agreements contained in the Merger Agreement required to be complied with prior to the date of such termination or materially breaches any representation or warranty that is not qualified as to materiality or breaches any representation or warranty that is so qualified (in each case after a five business day cure period following notice of such breach) or
     (B) the shareholders of UAS fail to approve the Merger;

          (iii) by either CLARCOR or UAS if (A) the Merger has not been effected on or prior to March 31, 1997, provided that the right so to terminate will not be available to any party whose failure to fulfill any obligation of the Merger Agreement has been the cause of, or resulted in, the failure of the Merger to have occurred on or prior to such date, or (B) any court or other Governmental Entity having jurisdiction has issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action has become final and nonappealable;

          (iv) by either CLARCOR or UAS if the UAS Board determines that a Takeover Proposal constitutes a Superior Proposal, provided that UAS may not so terminate unless (A) 15 days have elapsed after delivery to CLARCOR of a written notice of such determination and during such period UAS has fully cooperated with CLARCOR, including the furnishing of specified information, with the intent of enabling CLARCOR to agree to a modification of the terms and conditions of the Merger Agreement so that the transactions contemplated thereby may be effected and (B) at the end of such period, the UAS Board continues reasonably to believe that such Takeover Proposal constitutes a Superior Proposal and simultaneously therewith UAS enters into a definitive acquisition, merger or similar agreement to effect such Superior Proposal; provided, further, that CLARCOR may only so terminate the Merger Agreement pursuant to this provision at any time after the close of business on the tenth day following any date on which the UAS Board determines that a Takeover Proposal constitutes a Superior Proposal and only if, prior to such termination by CLARCOR, the UAS Board has not rejected such Takeover Proposal and has not terminated all discussions and negotiations pertaining to such Takeover Proposal; provided, further, that the immediately preceding proviso will apply only to the first Takeover Proposal determined by the UAS Board to be a Superior Proposal; upon, and at any time after, any subsequent determination by the UAS Board that any Takeover Proposal is a Superior Proposal, CLARCOR will have the right to terminate the Merger Agreement;

          (v) by CLARCOR if the UAS Board has not recommended, or has modified or rescinded its recommendation of, the Merger to the shareholders of UAS, or has modified or rescinded its approval of the Merger Agreement, or has resolved to do any of the foregoing;

          (vi) by CLARCOR if any Takeover Proposal (other than the Merger) involving UAS results in the acquisition by any person, entity or group (other than CLARCOR or any of its Subsidiaries) of 20% or more of the equity of, or 20% or more of the assets of, UAS or any of its Significant Subsidiaries; or

          (vii) by UAS if on any date (the "Calculation Date") occurring within ten business days preceding the Closing, the per share closing price of CLARCOR Common Stock on the NYSE (as shown in The Wall Street Journal, New York Stock Exchange Composite Transactions) is less than the dollar amount calculated by multiplying the Index Adjusted Price by 85%. The "Index Adjusted Price" is equal to the product obtained by multiplying (A) $21 1/2 by (B) the decimal determined by dividing the S&P 500 Index on the Calculation Date by the S&P 500 Index on the date of the Merger Agreement (provided that in no event shall such decimal exceed 1.0).

FEES AND EXPENSES

     Except for printing expenses and filing fees, which will be shared equally, CLARCOR and UAS will each pay its own costs and expenses in connection with the Merger Agreement and the transactions contemplated thereby, whether or not the Merger is consummated. The Merger Agreement also provides for the payment of the following amounts:

          (i) If the Merger Agreement is terminated by CLARCOR because UAS has failed to comply with a covenant or agreement or because UAS has breached a representation or warranty, then UAS will be required to reimburse CLARCOR upon demand for up to an aggregate of $400,000 of out-of-pocket fees and expenses incurred or paid by or on behalf of CLARCOR and its Subsidiaries in connection with the Merger Agreement and the transactions contemplated thereby, including fees and expenses of counsel, financial advisors, accountants, actuaries and consultants. In addition, if within one year after the date of such termination, UAS enters into a definitive agreement with respect to any Takeover Proposal, or if any Takeover Proposal has been completed or the UAS Board recommends to the shareholders of UAS any Takeover Proposal or adopts a resolution to do so, then, upon the earliest of such occurrences, UAS is required to immediately pay to CLARCOR $1,000,000, less any amount paid to CLARCOR as described in the immediately preceding sentence; provided that no such amount will be payable to CLARCOR if UAS would have had the right to terminate the Merger Agreement because of (a) the failure of CLARCOR or Sub to comply with a covenant or agreement, (b) the breach of a representation or warranty of CLARCOR or Sub or (c) the failure of the shareholders of UAS to approve the Merger.

          (ii) If the Merger Agreement is terminated by CLARCOR or UAS because of the failure of the shareholders of UAS to approve the Merger and, within one year after the date of such termination, UAS enters into a definitive agreement with respect to any Takeover Proposal, or if any Takeover Proposal has been completed or the UAS Board recommends to the shareholders of UAS any Takeover Proposal or adopts a resolution to do so, then, upon the earliest of such occurrences, UAS is required to immediately pay to CLARCOR $1,000,000, provided that no such payment will be due by UAS unless the UAS Board determines that such transaction is a Superior Proposal.

          (iii) If the Merger Agreement is terminated by CLARCOR because (a) the UAS Board determines that a Takeover Proposal constitutes a Superior Proposal, (b) the UAS Board shall not have recommended, or shall have modified or rescinded its recommendation of, the Merger to the shareholders of UAS, or shall have modified or rescinded its approval of the Merger Agreement, or resolved to do any of the foregoing, or (c) a Takeover Proposal (other than the Merger) involving UAS results in the acquisition by any person, entity or group (other than CLARCOR or any of its Subsidiaries) of 20% or more of the equity of, or 20% or more of the assets of, UAS or any of its Significant Subsidiaries, or if the Merger Agreement is terminated by UAS because the UAS Board determines that a Takeover Proposal constitutes a Superior Proposal, UAS is required to immediately pay to CLARCOR $1,000,000; provided that if the Merger Agreement is terminated by CLARCOR because the UAS Board determines that a Takeover Proposal constitutes a Superior Proposal, UAS will be required to make such payment only after the occurrence of the events described in clauses
     (iv)(A) and (iv)(B) above under "-- Termination" unless UAS fails to timely provide the written notice to, or cooperate fully with, CLARCOR as described in such clauses, provided, further, that if the Merger Agreement is terminated by CLARCOR because the UAS Board has not recommended, or has modified or rescinded its recommendation of, the Merger to the shareholders of UAS, or has modified or rescinded its approval of the Merger Agreement, or resolved to do any of the foregoing, UAS will not be required to make such payment if (a) at the time that the UAS Board takes such action UAS is entitled to terminate the Merger Agreement because the per share closing price of CLARCOR Common Stock on the NYSE is below the threshold amount as described in clause (vii) above under "-- Termination" (assuming that the Calculation Date is a date occurring within ten business days preceding the date the UAS Board takes such action) or (b) the UAS Board has taken such action or actions in connection with a Superior Proposal.

          (iv) If the Merger Agreement is terminated by UAS because either CLARCOR or Sub has failed to comply with a covenant or agreement or because either CLARCOR or Sub has breached a representation or warranty, then CLARCOR will be required to reimburse UAS upon demand for up to an aggregate of $400,000 of out-of-pocket fees and expenses incurred or paid by or on behalf of UAS and its Subsidiaries in connection with the Merger Agreement and the transactions contemplated thereby, including fees and expenses of counsel, financial advisors, accountants, actuaries and consultants.

See "-- Termination."

AMENDMENT

     The Merger Agreement may be amended by the parties thereto, by or pursuant to action taken by their respective Boards of Directors, at any time before or after approval by the shareholders of UAS of the proposal to adopt the Merger Agreement; provided, however, that after any such approval, no amendment can be made if applicable law would require further approval by such shareholders, unless such further approval is obtained.

WAIVER

     At any time prior to the Effective Time, the Merger Agreement permits the parties thereto to: (i) extend the time for the performance of any of the obligations or other acts of the other parties thereto; (ii) waive any inaccuracies in the representations and warranties contained therein or in any instrument delivered pursuant thereto; and (iii) waive compliance with any of the agreements or conditions contained therein which may legally be waived; provided, however, that after approval by the shareholders of UAS of the proposal to adopt the Merger Agreement, no waiver can be made if applicable law would require further approval by such shareholders, unless such further approval is obtained.

                               VOTING AGREEMENTS

     As a condition to CLARCOR's and Sub's execution of the Merger Agreement, Mr. Rorie, Mrs. Margaret Stewart Rorie and Mr. Cheney each executed an Agreement (a "Voting Agreement") pursuant to which they agreed to vote all shares of UAS Common Stock held by them (including shares acquired after the date of the Merger Agreement) in favor of the Merger and the adoption of the Merger Agreement, against any action or agreement that would result in a breach of any covenant, representation or warranty, or any other obligation or agreement, of UAS under the Merger Agreement and, except with the advance written consent of CLARCOR, against: (i) any extraordinary corporate transaction, such as a merger, consolidation, or other business combination involving UAS or any of its subsidiaries; (ii) a sale, lease or transfer of a material amount of assets of UAS or any of its subsidiaries or a reorganization, recapitalization, dissolution or liquidation of UAS or any of its subsidiaries; (iii) any change in the UAS Board; (iv) any change in the capitalization of UAS or any amendment to the UAS Charter or UAS Regulations; (v) any change in UAS's corporate structure or business; or (vi) any other action that is intended, or that could reasonably be expected, to impede, interfere with, delay, postpone or discourage, or adversely affect the contemplated economic benefits to CLARCOR of the Merger and the actions or transactions contemplated by the Merger Agreement. The Voting Agreements also provide that Mr. and Mrs. Rorie and Mr. Cheney will
(i) not solicit third parties to purchase UAS; (ii) not dispose of any of their shares of UAS Common Stock; and (iii) waive their appraisal rights under the OGCL.

     The Voting Agreements further provide that prior to the closing of the Merger, the parties thereto will enter into an agreement for registration of the shares of CLARCOR Common Stock to be received by Mr. and Mrs. Rorie and Mr. Cheney in the Merger, which agreement will provide for one "demand" registration at the time that CLARCOR prepares its Annual Report on Form 10-K for the fiscal year ended November 30, 1998, limited "piggyback" registration rights and such other terms and conditions customary for transactions that are similar to the Merger.

     The Voting Agreements will automatically terminate upon the termination of the Merger Agreement in accordance with its terms.

     Mr. and Mrs. Rorie and Mr. Cheney held an aggregate of 1,349,853 shares of UAS Common Stock on the Record Date. Such shares, which represent approximately 46.2% of the shares of UAS Common Stock outstanding on the Record Date, are subject to the Voting Agreements.

     The form of Voting Agreement has been filed as an Exhibit to the Registration Statement of which this Proxy Statement/Prospectus is a part and is incorporated herein by reference.

                      DESCRIPTION OF CLARCOR COMMON STOCK

     The statements set forth under this heading with respect to the General Corporation Law of the State of Delaware (the "DGCL"), CLARCOR's Restated Certificate of Incorporation, as amended (the "CLARCOR Charter"), CLARCOR's By-laws (the "CLARCOR By-laws") and the Rights Agreement dated as of March 28, 1996 (the "CLARCOR Rights Agreement") between CLARCOR and First Chicago Trust Company of New York, as Rights Agent (copies of which have been filed as Exhibits to the Registration Statement) are brief summaries thereof and do not purport to be complete; such statements are subject to the detailed provisions of the DGCL, the CLARCOR Charter, the CLARCOR By-laws and the CLARCOR Rights Agreement. See "AVAILABLE INFORMATION."

     The authorized capital stock of CLARCOR consists of 30,000,000 shares of CLARCOR Common Stock and 1,300,000 shares of Preferred Stock, par value $1 (the "CLARCOR Preferred Stock"), of which 300,000 shares have been designated as CLARCOR Series B Preferred Stock. At the close of business on the Record Date, there were 14,888,678 shares of CLARCOR Common Stock outstanding and no shares of CLARCOR Preferred Stock outstanding.

     The CLARCOR Board is authorized to provide for the issue from time to time of CLARCOR Preferred Stock in series and, as to each series, to fix the designation, the dividend rate or rates (and whether cumulative and, if so, from what date, the payment date or dates and participating or other special rights) and the voting powers, if any, the redemption price or prices and the other terms of redemption, if any, applicable thereto, the amount or amounts payable upon the voluntary and involuntary liquidation of CLARCOR, the terms of the sinking fund, if any, the conversion or exchange privileges, if any, applicable thereto and any other preferences, if any, which such series will have with respect to any other class or series of capital stock of CLARCOR. Cumulative dividends, dividend preferences and conversion, exchange and redemption provisions, to the extent that some or all of these features may be present if and when shares of CLARCOR Preferred Stock are issued, could have an adverse effect on the availability of earnings for distribution to the holders of CLARCOR Common Stock or for other corporate purposes.

DIVIDEND RIGHTS

     The holders of CLARCOR Common Stock are entitled to receive, to the extent permitted by law, such dividends as are declared from time to time by the CLARCOR Board, subject to any preferential dividend rights of the holders of any outstanding series of CLARCOR Preferred Stock. For historical information regarding dividends paid by CLARCOR, see "SUMMARY -- Market Prices and Dividends Paid."

VOTING RIGHTS

     The holders of CLARCOR Common Stock are entitled to one vote for each share held on the books of the corporation on each matter submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of CLARCOR Common Stock entitled to vote in any election of Directors may elect all of the Directors then standing for election. See
"-- Change of Control" for information regarding CLARCOR's classified Board of Directors. Directors are elected by a plurality vote. Except as otherwise required by the DGCL or the CLARCOR Charter or the CLARCOR By-laws, when a quorum is present at any meeting of CLARCOR stockholders, the vote of the holders of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter is required for the transaction of business. The CLARCOR Charter provides that the sale, lease or exchange of all or substantially all of the property and assets of CLARCOR require the approval, given at a stockholders' meeting, of the holders of at least two-thirds of the shares of capital stock outstanding and entitled to vote thereon. Any action required or permitted to be taken by the stockholders of CLARCOR must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders. Special meetings of stockholders of CLARCOR may be called only by a majority vote of the CLARCOR Board upon not less than ten nor more than fifty days written notice.

     Notwithstanding anything contained in the CLARCOR Charter, the affirmative vote of the holders of shares representing at least 75% of the voting power of all then outstanding shares of capital stock of CLARCOR entitled to vote generally in the election of Directors ("CLARCOR Voting Stock"), voting together as a single class, is required to amend or modify several portions of the CLARCOR Charter, including: (i) the provisions setting the number, election, term, appointment and removal of Directors, (ii) the provisions described in the last sentence of the preceding paragraph, and (iii) the provisions described herein under the caption "-- Change of Control" (Article XI of the CLARCOR Charter) limiting the ability of an interested stockholder to participate in certain business combinations with CLARCOR.

CHANGE OF CONTROL

     The DGCL, the CLARCOR Charter, the CLARCOR By-laws and the CLARCOR Rights Agreement contain provisions that could discourage or make more difficult a change of control of CLARCOR. Such provisions are designed to protect the stockholders of CLARCOR against coercive, unfair or inadequate tender offers and other abusive takeover tactics and to encourage any person contemplating a business combination with CLARCOR to negotiate with the CLARCOR Board for the fair and equitable treatment of all stockholders of CLARCOR.

     Charter Provisions. The CLARCOR Charter specifies that the CLARCOR Board shall be divided into three classes (as nearly equal as possible) and shall consist of not less than nine Directors elected for three-year staggered terms. The Directors are given the authority to determine the exact number of Directors constituting the entire CLARCOR Board and subject to the rights of the holders of any outstanding series of CLARCOR Preferred Stock, to fill vacancies and newly created directorships. Any Directors so elected will hold office until the next election of the class to which such Directors have been elected. The CLARCOR Charter also provides that, subject to the rights of the holders of any outstanding series of CLARCOR Preferred Stock, any Director, or the entire Board, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of shares representing at least 75% of the CLARCOR Voting Stock.

     Article XI of the CLARCOR Charter applies to specified mergers, consolidations, asset dispositions, securities issuances or transfers, adoption of any plan of liquidation or dissolution, reclassifications and other transactions involving a beneficial owner of 10% or more of the CLARCOR Voting Stock and certain other interested stockholders. Article XI requires that any such transaction be approved, in addition to any other vote required by law or the CLARCOR Charter, by the affirmative vote of the holders of shares representing at least 75% of the CLARCOR Voting Stock, voting together as a single class, notwithstanding that no vote may otherwise be required, or that a lesser percentage may be specified by law or in any agreement with a securities exchange or otherwise. These special voting requirements do not apply if the transaction is approved by two-thirds of the Continuing Directors (as defined in the CLARCOR Charter) or the consideration offered to the stockholders of CLARCOR meets specified fair price standards (including related procedural requirements as to the form of consideration and continued payment of dividends).

     The ability of the CLARCOR Board to issue and set the terms of CLARCOR Preferred Stock could have the effect of making it more difficult for a third person to acquire, or of discouraging a third person from attempting to acquire, control of CLARCOR.

     By-law Provisions. The CLARCOR By-laws provide that the only business which may be conducted at a meeting of stockholders is (i) such as has been specified in the notice of such meeting given by or at the direction of the CLARCOR Board,
(ii) otherwise properly brought before such meeting by or at the direction of the CLARCOR Board or (iii) otherwise properly brought before the meeting by a written notice (a "CLARCOR Stockholder Meeting Notice") which has been timely delivered to CLARCOR by a stockholder of record. To be timely delivered, a CLARCOR Stockholder Meeting Notice must be received by the Secretary of CLARCOR not less than 60 nor more than 90 days prior to the meeting, provided, however, that in the event less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of such meeting is made. Each CLARCOR Stockholder Meeting Notice must contain specified information, including a brief description of the business to be brought before the meeting and the reasons for conducting such business, the name and address of the stockholder intending to propose such business, the class and number of shares of CLARCOR stock beneficially owned by such stockholder and any material interest of such stockholder in such business. However, the only business that can be conducted at a special meeting of stockholders is that which is brought before the meeting pursuant to CLARCOR's notice of meeting.

     The CLARCOR By-laws provide that nominations for Directors can be made only by the CLARCOR Board or by any stockholder of record pursuant to notice (a "CLARCOR Stockholder Nomination Notice") timely delivered to CLARCOR not less than 60 nor more than 90 days prior to the applicable meeting, unless less than 70 days' notice or prior public disclosure of the date of such meeting has been given or made, in which case a CLARCOR Stockholder Nomination Notice must be so received not later than the close of business on the tenth day following the day on which such notice was mailed or such public disclosure was made. Each CLARCOR Stockholder Nomination Notice must contain specified information, including the name and address of the stockholder and the class and number of shares of stock of CLARCOR which are beneficially owned by such shareholder, the name, age, business address and the residence address of each nominee, principal occupation or employment of each nominee, and any other information relating to such nominee as would be required to be included in a proxy statement filed under the Exchange Act (including the consent of each such nominee to serve if elected).

     Stockholder Rights Plan. Pursuant to the CLARCOR Rights Agreement, each holder of an outstanding share of CLARCOR Common Stock has received, and each person receiving a whole share of CLARCOR Common Stock constituting a portion of the Share Issuance will receive, one CLARCOR Right entitling the holder thereof to purchase from CLARCOR, at a price of $80 (the "CLARCOR Purchase Price"), subject to adjustment, one one-hundredth of a share of CLARCOR Series B Preferred Stock.

     Until the earlier to occur of (i) 10 business days after the first public announcement that a person or group (other than a CLARCOR related entity) has become the beneficial owner of 15% or more of the outstanding shares of CLARCOR Common Stock or (ii) 10 business days (unless extended by the CLARCOR Board in accordance with the CLARCOR Rights Agreement) after the commencement of, or the first public announcement of the intention to make, a tender or exchange offer the consummation of which would result in any person or group (other than a CLARCOR related entity) becoming such a 15% beneficial owner (the earlier of the dates specified in clause (i) and (ii) being the "CLARCOR Distribution Date"), the CLARCOR Rights will be evidenced by certificates representing CLARCOR Common Stock, will be transferable only with the CLARCOR Common Stock and will not be exercisable. After the CLARCOR Distribution Date, the CLARCOR Rights become exercisable, and separate certificates evidencing the

CLARCOR Rights will be mailed to the registered holders of outstanding shares of CLARCOR Common Stock. Such separate certificates will thereafter constitute the sole evidence of the CLARCOR Rights.

     In the event that any person or group (other than a CLARCOR related entity) becomes the beneficial owner of 15% or more of the outstanding shares of CLARCOR Common Stock, proper provision will be made so that each registered holder of a CLARCOR Right will thereafter have the right to receive, upon the exercise thereof at a price equal to the then current CLARCOR Purchase Price multiplied by the number of one one-hundredths of a share of CLARCOR Series B Preferred Stock for which a CLARCOR Right is then exercisable, the number of shares of CLARCOR Common Stock having a market value of two times such price. After the occurrence of the event described in the preceding sentence, all CLARCOR Rights which are, or under circumstances specified in the CLARCOR Rights Agreement were, beneficially owned by such person or group will be void. In addition, after the first public announcement that any person or group has become such a 15% beneficial owner and subject to designated exceptions, if CLARCOR is acquired in a merger or other business combination or if 50% or more of CLARCOR's assets or earning power are sold or transferred, proper provision will be made so that each registered holder of a CLARCOR Right (except CLARCOR Rights which have become void) will thereafter have the right to receive, upon the exercise thereof at a price equal to the then current CLARCOR Purchase Price multiplied by the number of one one-hundredths of a share of CLARCOR Series B Preferred Stock for which a CLARCOR Right is then exercisable, the number of common shares of the acquiring company which at the time of such transaction will have a market value of two times such price.

     Under certain circumstances, CLARCOR may redeem the CLARCOR Rights, in whole, but not in part, at a price of $.01 per CLARCOR Right or exchange the CLARCOR Rights (except Rights which have become void), in whole or in part, at an exchange ratio of one share of CLARCOR Common Stock per CLARCOR Right, in each case subject to adjustment. The CLARCOR Rights will expire on April 25, 2006, unless earlier redeemed or exchanged or unless such expiration date is extended by the CLARCOR Board.

     DGCL. Section 203 of the DGCL prohibits generally a public Delaware corporation, including CLARCOR, from engaging in a Business Combination with an Interested Stockholder for a period of three years after the date of the transaction in which an Interested Stockholder became such, unless: (i) the board of directors of such corporation approved, prior to the date such Interested Stockholder became such, either such Business Combination or such transaction; (ii) upon consummation of such transaction, such Interested Stockholder owns at least 85% of the voting shares of such corporation (excluding specified shares); or (iii) such Business Combination is approved by the board of directors of such corporation and authorized by the affirmative vote (at an annual or special meeting and not by written consent) of at least 66 2/3% of the outstanding voting shares of such corporation (excluding shares held by such Interested Stockholder). A "Business Combination" includes (i) mergers, consolidations and sales or other dispositions of 10% or more of the assets of a corporation for or with an Interested Stockholder, (ii) certain transactions resulting in the issuance or transfer to an Interested Stockholder of any stock of such corporation or its subsidiaries and (iii) other transactions resulting in a disproportionate financial benefit to an Interested Stockholder. An "Interested Stockholder" is a person who, together with its affiliates and associates, owns (or within a three year period did own) 15% or more of a corporation's stock entitled to vote generally in the election of directors.

LIQUIDATION RIGHTS

     Upon the liquidation, dissolution or winding up of the affairs of CLARCOR, the holders of CLARCOR Common Stock are entitled to share ratably in all assets of CLARCOR available for distribution to such holders after the payment of all debts and other liabilities, subject to the prior rights of the holders of any outstanding series of CLARCOR Preferred Stock.

MISCELLANEOUS

     The holders of CLARCOR Common Stock do not have preemptive, subscription, redemption or conversion rights. The shares of CLARCOR Common Stock constituting the Share Issuance upon issuance will be duly authorized, validly issued, fully paid and nonassessable. The outstanding shares of CLARCOR

Common Stock are, and the shares of CLARCOR Common Stock constituting the Share Issuance upon notice of issuance will be, listed on the NYSE. First Chicago Trust Company of New York is the transfer and dividend disbursing agent and registrar for the CLARCOR Common Stock.

            COMPARISON OF RIGHTS OF HOLDERS OF CLARCOR COMMON STOCK
                              AND UAS COMMON STOCK

     The statements set forth under this heading with respect to the OGCL, the DGCL, the UAS Charter, the UAS Regulations, the CLARCOR Charter, the CLARCOR By-laws and the CLARCOR Rights Agreement (copies of which have been filed as Exhibits to the Registration Statement) are brief summaries and do not purport to be complete; such statements are subject to the detailed provisions of the OGCL, the DGCL, the UAS Charter, the UAS Regulations, the CLARCOR Charter, the CLARCOR By-laws and the CLARCOR Rights Agreement. See "AVAILABLE INFORMATION."

     The following summary compares certain rights of the holders of UAS Common Stock to the rights of the holders of CLARCOR Common Stock. The rights of UAS shareholders are governed principally by the OGCL, the UAS Charter and the UAS Regulations. Upon consummation of the Merger, such shareholders will become holders of CLARCOR Common Stock and their rights will be governed principally by the DGCL, the CLARCOR Charter and the CLARCOR By-laws.

DIVIDEND RIGHTS

     The rights of UAS shareholders and CLARCOR stockholders with respect to the receipt of dividends are substantially the same. See "DESCRIPTION OF CLARCOR COMMON STOCK -- Dividend Rights."

     Under the OGCL, a corporation may pay dividends in cash, property or shares of the corporation, but such dividend may not exceed the combination of the surplus (defined as the excess of assets over liabilities plus stated capital, if any) and the difference between the reduction in surplus that results from the immediate recognition of the transition obligation under Statement of Financial Accounting Standards No. 106 ("SFAS 106"), issued by the financial accounting standards board and the aggregate amount of the transition obligation that would have been recognized as of the date of the declaration of a dividend or distribution if the corporation had elected to amortize its recognition of the transition obligation under SFAS 106; provided, further, that it must notify its shareholders if any portion of a dividend is paid out of capital surplus.

     Under the DGCL, a corporation may pay dividends out of surplus (defined as the excess, if any, of net assets over capital) or, if no such surplus exists, out of its net profits for the fiscal year in which such dividends are declared and/or for its preceding fiscal year, provided that dividends may not be paid out of net profits if the capital of such corporation is less than the aggregate amount of capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

VOTING RIGHTS

     Each share of UAS Common Stock and each share of CLARCOR Common Stock is entitled to one vote on each matter submitted to a vote of stockholders. Neither the holders of UAS Common Stock nor the holders of CLARCOR Common Stock have cumulative voting rights in the election of directors.

     Under the OGCL, unless the charter eliminates cumulative voting for directors, each shareholder has the right to vote cumulatively in the election of directors if certain notice requirements are satisfied. The UAS Charter eliminates the rights of UAS shareholders to vote cumulatively in the election of directors.

     Under the DGCL, stockholders do not have the right to cumulate their votes in the election of directors unless such right is granted in the charter. The CLARCOR Charter does not grant such rights.

     UAS Directors are elected by a plurality of the votes cast. Notwithstanding the provisions of the OGCL, other matters submitted to a vote of the UAS shareholders must be authorized by a majority of the votes cast by the shareholders entitled to vote thereon at a duly organized meeting of shareholders. For information regarding the comparable voting rights of the holders of CLARCOR Common Stock, see "DESCRIPTION OF CLARCOR COMMON STOCK -- Voting Rights."

DIRECTORS

     Number and Election of Directors; Removal. Under both the OGCL and the DGCL, the charter document and the bylaws or the regulations of a corporation may specify the number of directors. The UAS Regulations provide that the UAS Board shall consist of not less than 3 nor more than 15 Directors, each serving for a term of one year, with the UAS shareholders and the UAS Board having the authority to determine the exact number of Directors; provided that at all times no fewer than two directors must be independent directors (defined as a person who is neither an officer or employee of UAS and who has no other relationship with UAS which would reasonably be expected to interfere with the director's independent judgment). The UAS shareholders or the UAS Board may fill vacancies and newly created directorships. The UAS Regulations also provide that the entire UAS Board or an individual Director may be removed from office with or without cause by the affirmative vote of the holders of the majority of the shares entitled to elect directors in place of those removed. Under the OGCL and the UAS Regulations, the UAS Board may remove a Director under limited circumstances.

     The UAS Regulations provide that nominations for Director can be made by a shareholder entitled to vote for the election of Directors at a shareholders meeting only if written notice of such shareholder's intent to make such nominations at such meeting is received by the Secretary of UAS in the manner and within the time period specified in the UAS Regulations.

     For information regarding the number, election, removal and nomination of CLARCOR Directors and the classification of the CLARCOR Board, see "DESCRIPTION OF CLARCOR COMMON STOCK -- Change of Control."

     Fiduciary Duties of Directors. Under the OGCL, a director is required to perform his duties as a director, including his duties as a member of any committee of the directors upon which he may serve, in good faith, in a manner he reasonably believes to be in or not opposed to the best interests of the corporation, and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In determining what he reasonably believes to be in the best interests of the corporation, a director shall consider the interests of the corporation's shareholders and, in his discretion, may consider (a) the interests of the corporation's employees, suppliers, creditors, and customers, (b) the economy of the state and the nation, (c) community and societal considerations, and (d) the long-term as well as short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.

     Under the DGCL, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty to protect the interests of the corporation and to act in the best interests of its stockholders. In recognition of the managerial prerogatives granted to the directors of a Delaware corporation, Delaware law presumes that, in making a business decision, such directors are disinterested and act on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of such corporation, which presumption is known as the "business judgment rule." A party challenging the propriety of a decision of a board of directors bears the burden of rebutting the applicability of the presumption of the business judgment rule by demonstrating that, in reaching their decision, the directors breached one or more of their fiduciary duties -- good faith, loyalty and due care. If the presumption is not rebutted, the business judgment rule attaches to protect the directors and their decisions, and their business judgments will not be second guessed by a Delaware court. Where, however, the presumption is rebutted, the directors bear the burden of demonstrating the entire fairness of the relevant transaction. Notwithstanding the foregoing, Delaware courts subject directors' conduct to enhanced scrutiny in respect of defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of such control.

     Liability of Directors. Under the OGCL, a director is liable in damages for any action he or she takes or fails to take as a director only if it is proved by clear and convincing evidence that such action or failure to act involved an act or omission undertaken with either deliberate intent to cause injury to the corporation or reckless disregard for the best interests of the corporation. The limitation of liability will not apply to the improper payment of dividends, distribution of assets, redemption or purchases of the corporation's own shares, the making of certain loans or certain transactions between the corporation and one or more interested directors. Moreover, the statutory limitation of liability will not apply if at the time of the relevant act or failure to act a corporation's charter or regulations specifically so provide. Neither the UAS Charter nor the UAS Regulations contain a provision denying the statutory limitation on liability.

     The DGCL permits a corporation to include in its charter a provision limiting or eliminating the liability of its directors to such corporation or its stockholders for monetary damages arising from a breach of fiduciary duty, except for: (i) a breach of the duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) a declaration of a dividend or the authorization of the repurchase or redemption of stock in violation of the DGCL or (iv) any transaction from which the director derived an improper personal benefit. The CLARCOR Charter eliminates director liability to the maximum extent permitted by the DGCL.

CALL OF SPECIAL MEETINGS

     Under the OGCL, a special meeting of shareholders may be called by (i) the holders of 25% of the outstanding shares of a corporation entitled to vote at such meeting, unless the corporation's regulations specify another percentage, which in no event may be greater than 50%; (ii) the directors by action at a meeting or a majority of the directors acting without a meeting; (iii) the chairman of the board, the president or, in case of the president's absence, death or disability, the vice president authorized to exercise the authority of the president. The UAS Regulations provide that special meetings of UAS shareholders may be called by the Chairman of the Board, the President, the UAS Board or the holders of 25% of the outstanding UAS Common Stock.

     The DGCL permits special meetings of stockholders to be called by the board of directors and such other persons, including stockholders, as the certificate of incorporation or bylaws may provide. The DGCL does not require that stockholders be given the right to call special meetings. As previously described, meetings of stockholders of CLARCOR may be called only by the affirmative vote of the Directors constituting a majority of the entire CLARCOR Board.

ACTION BY STOCKHOLDERS WITHOUT A MEETING

     Under the OGCL, unless the charter or the regulations of the corporation provide otherwise, any action that may be authorized or taken by shareholders at a meeting may be authorized or taken without a meeting with the unanimous written consent of all shareholders who would be entitled to notice of a meeting of shareholders held for such purpose. The UAS Regulations permit the shareholders of UAS to act by written consent in lieu of meeting.

     The DGCL permits the stockholders of a corporation to consent in writing to any action without a meeting, unless the certificate of incorporation of such corporation provides otherwise, provided such consent is signed by stockholders having at least the minimum number of votes required to authorize such action at a meeting of stockholders at which all shares entitled to vote thereon were present and voted. The CLARCOR Charter does not permit stockholders to act without a meeting. See "DESCRIPTION OF CLARCOR COMMON STOCK -- Voting Rights."

STOCKHOLDER PROPOSALS

     As described above, both the UAS Regulations and the CLARCOR Charter restrict the manner in which nominations for Directors may be made by stockholders. The UAS Regulations limit the ability of UAS shareholders to bring other business before a meeting of shareholders. For business to be properly brought before a meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the UAS Secretary. To be timely, a shareholder's notice must be delivered to or mailed and received at the principal office of UAS not fewer than thirty nor more than sixty days prior to the meeting; provided, however, that in the event that fewer than thirty days notice or prior public disclosure of the date of the meeting is given or made to the shareholders, notice by a shareholder to be timely must be received not later than the close of business on the seventh day following the date on which such notice of the date of the shareholders' meeting was mailed or such public disclosure was made. A shareholders' notice to the Secretary shall set forth as to each matter the shareholder proposes to bring before the shareholder's meeting: (i) a brief description of the business desired to be brought before the meeting; (ii) the name and address, as they appear on the Corporation's books, of the shareholder proposing such business; (iii) the class and number of UAS Shares beneficially owned by such shareholder; and (iv) any material interest of the shareholder in such business. The CLARCOR By-laws establish certain requirements that must be satisfied by a stockholder in order to bring other business before a meeting of stockholders. See "DESCRIPTION OF CLARCOR COMMON STOCK -- Change of Control."

AMENDMENT TO CHARTER DOCUMENT

     To approve a charter amendment proposed by the UAS Board, the OGCL requires the approval of shareholders holding two-thirds of the voting power of the corporation or, in cases in which class voting is required, of shareholders holding two-thirds of the voting power of each class, unless the corporation's charter permits approval by the affirmative vote of a greater or lesser proportion, but not less than a majority, of such voting power. The UAS Charter permits the holders of a majority of the UAS Common Stock to adopt amendments to the UAS Charter.

     Under the DGCL and the CLARCOR Charter, charter amendments may generally be approved by the CLARCOR Board and the affirmative vote of the holders of a majority of the outstanding shares of voting stock entitled to vote thereon except for certain amendments which require a super majority of the outstanding shares of voting stock. See "DESCRIPTION OF CLARCOR COMMON STOCK -- Voting Rights."

AMENDMENT TO BY-LAWS

     The OGCL provides that only shareholders of a corporation have the power, by the affirmative vote of the holders of the majority of the voting power, by the written consent of the holders of two-thirds of the voting power or by such greater or lower proportion of the voting power specified in the charter, but not less than a majority, to adopt or amend that corporation's regulations. The UAS Regulations require that such amendments be approved by the affirmative vote of the holders of a majority of the voting power entitled to vote on such matter at a meeting held for such purpose or by the written consent of the holders of the shares entitling them to exercise a majority of the voting power.

     Under the DGCL, holders of a majority of the voting power of a corporation and, when provided in the certificate of incorporation, the directors of the corporation, have the power to adopt, amend and repeal the by-laws of a corporation. The CLARCOR Charter grants the Directors of CLARCOR such power.

APPROVAL OF MERGERS AND ASSET SALES

     In addition to Board approval, the OGCL requires approval of certain mergers, consolidations, dissolutions, dispositions of all or substantially all of a corporation's assets, majority share acquisitions and combinations involving the issuance of shares with one-sixth or more of the voting power of the corporation, by the affirmative vote of holders of two-thirds of the voting power of the corporation, unless the charter or the regulations specify a different proportion (but not less than a majority). The UAS Charter provides that any such actions may be authorized by the affirmative vote of the holders of a majority of the outstanding shares of UAS Common Stock.

     Under the DGCL, unless required by its charter (the CLARCOR Charter containing no such requirement), no vote of the stockholders of a constituent corporation surviving a merger is necessary to authorize such merger if: (i) the agreement of merger does not amend the charter of such constituent corporation;
(ii) each share of stock of such constituent corporation outstanding prior to such merger is to be an identical outstanding or treasury share of the surviving corporation after such merger; (iii) either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such common stock are to be issued under such agreement of merger, or the number of shares of common stock issued or initially issuable does not exceed 20% of the number thereof outstanding immediately prior to such merger; and (iv) certain other conditions are satisfied. In addition, the DGCL provides that a parent corporation that is the record holder of at least 90% of the outstanding shares of each class of stock of a subsidiary may merge such subsidiary into such parent corporation without the approval of such subsidiary's stockholders or board of directors. Whenever the approval of the stockholders of a corporation is required for an agreement of merger or consolidation or for a sale, lease or exchange of all or substantially all of its assets, such agreement, sale, lease or exchange must be approved by the affirmative vote of the holders of a majority of outstanding shares of such corporation entitled to vote thereon.

     The CLARCOR Charter contains additional provisions relating to the approval of certain mergers, consolidations and asset dispositions. See "DESCRIPTION OF CLARCOR COMMON STOCK -- Voting Rights" and "-- Change of Control."

RIGHTS OF APPRAISAL

     Under the OGCL, dissenting shareholders are entitled to appraisal rights in connection with the lease, sale, exchange, transfer, or other disposition of all or substantially all of the assets of a corporation, in connection with certain amendments to the corporation's charter and in certain merger transactions. Shareholders of an acquiring corporation are entitled to relief as dissenting shareholders in any merger, combination, or majority share acquisition in which such shareholders are entitled to vote on such merger. See "DISSENTERS' RIGHTS."

     The DGCL provides for appraisal rights only in the case of certain mergers or consolidations and not (unless the certificate of incorporation of a corporation so provides, which the CLARCOR Charter does not) in the case of other mergers, a sale or transfer of all or substantially all of its assets or an amendment to its charter. Moreover, the DGCL does not provide appraisal rights in connection with a merger or consolidation (unless the certificate of incorporation so provides, which the CLARCOR Charter does not) to the holders of shares of a constituent corporation listed on a national securities exchange (or designated as a national market system security by the National Association of Securities Dealers, Inc.) or held of record by more than 2,000 stockholders, unless the applicable agreement of merger or consolidation requires the holders of such shares to receive, in exchange for such shares, any property other than shares of stock of the resulting or surviving corporation, shares of stock of any other corporation listed on a national securities exchange (or designated as described above) or held of record by more than 2,000 holders, cash in lieu of fractional shares or any combination of the foregoing. In addition, the DGCL denies appraisal rights to the stockholders of the surviving corporation in a merger if such merger did not require for its approval the vote of the stockholders of such surviving corporation. See "-- Approval of Mergers and Asset Sales."

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under the OGCL, a corporation is permitted to indemnify directors, officers, employees, and agents within prescribed limits and must indemnify them under certain circumstances. The OGCL does not authorize indemnification by a corporation of judgments against a director, officer, employee, or agent after a finding of negligence or misconduct in the performance of his duty to the corporation in a suit by or in the right of the corporation absent a court order determining that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses as such court shall deem proper. The OGCL also does not authorize indemnification by a corporation in connection with any action or suit in which the only liability asserted against a director is with respect to the improper payment of dividends, distributions of assets, redemption or purchases of the corporation's own shares, and the making of certain loans. Indemnification is required, however, to the extent such person succeeds on the merits. In all other cases, if it is determined that a director, officer, employee, or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, indemnification is discretionary except as otherwise provided by a corporation's charter, regulations or contract.

     The UAS Regulations provide that UAS will, in all actions other than derivative actions in the right of the Corporation, indemnify any director or officer, and may indemnify other persons, to the fullest extent authorized by the OGCL against expenses including attorneys' fees, judgments, fines, and amounts paid in settlement, actually and reasonably incurred by him in connection with the action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. With respect to derivative actions, the UAS Regulations provide that UAS will indemnify any director or officer, and may in the case of another person, indemnify such person to the fullest extent authorized by the OGCL against expenses, including attorneys' fees actually and reasonably incurred in the defense and settlement of the action if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of UAS, except that no indemnification shall be made in respect to any claim as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to UAS unless, and only to the extent that an appropriate court shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses.

     The statutory right to indemnification is not exclusive under the OGCL and a corporation may, among other things, purchase insurance to indemnify officers, directors and other persons. The UAS Regulations likewise provide that UAS may purchase insurance to indemnify directors, officers, employees, or agents of UAS.

     With respect to the advancement of expenses, the OGCL provides that, unless a corporation's charter or regulations specifically state that the provisions of
Section 1701.13(E)(5)(a) of the OGCL do not apply to the corporation or unless the only liability asserted against a director is pursuant to Section 1701.95 of the OGCL, expenses, including attorneys' fees, incurred by a director in defending any action, including derivative actions, brought against the director are required to be paid by the corporation as they are incurred, in advance of the final disposition of the action, provided that the director agrees to repay the amount advanced if it is proved by clear and convincing evidence in court that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation and such director agrees to reasonably cooperate with the corporation concerning such action. The UAS Regulations provide that UAS will advance expenses to a director or officer under such circumstances on condition that such director gives such an undertaking.

     Section 145 of the DGCL generally provides that a corporation may indemnify its officers and directors who were or are a party to any action, suit, or proceeding by reason of the fact that he was a director, officer, or employee of the corporation by, among other things, a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding; provided that such officers and directors acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation. The CLARCOR Charter provides for indemnification of officers, directors, employees and agents to the fullest extent permitted by the DGCL.

     Additionally, under the DGCL, advancement of expenses is permitted, but a person receiving such advances must undertake to repay those expenses if it is ultimately determined that he or she is not entitled to indemnification. The CLARCOR Charter provides that CLARCOR will pay expenses incurred by directors, officers, employees and agents in defending a proceeding in advance of the final disposition of such proceeding to the fullest extent permitted by the DGCL.

ANTI-TAKEOVER PROVISIONS

     Chapter 1704 of the OGCL prohibits an interested shareholder of an "issuing public corporation" from engaging in a wide range of business combinations similar to those prohibited by Section 203 of the Delaware Law. UAS is an "issuing public corporation" under the OGCL. However, in contrast to Section 203 of the DGCL, under Chapter 1704, an interested shareholder includes a shareholder who directly or indirectly exercises or directs the exercise of 10% or more of the voting power of the corporation. Chapter 1704 restrictions do not apply under certain circumstances including, but not limited to, the following:
(i) if, prior to
the interested shareholder's share acquisition date, the directors of the corporation have approved either the transactions or the interested shareholder's acquisition of shares, and (ii) if the corporation, by action of its shareholders holding at least 66 2/3% of the voting power of the corporation, adopts an amendment to its articles of incorporation specifying that Chapter 1704 shall not be applicable to the corporation. No such amendment has been adopted by UAS. The UAS Board has adopted a resolution approving the Merger for purposes of Chapter 1704.

     Under Section 1701.831 of the OGCL, unless the charter or regulations of a corporation otherwise provide, any "control share acquisition" of an "issuing public corporation" can only be made with the prior approval of the corporation's shareholders. A "control share acquisition" is defined as any direct or indirect acquisition of shares of an "issuing public corporation" that, when added to all other shares of that corporation in respect of which the acquiring person may exercise or direct the exercise of voting power, would enable that person, directly or indirectly, alone or with others, to exercise or direct the exercise of levels of voting power in any of the following ranges: at least 20% but less than 33 1/3%; at least 33 1/3% but less than 50%; or 50% or more. The UAS Charter provides that the provisions of Section 1701.831 of the OGCL shall not apply.

     For information on comparable provisions of the DGCL, see "DGCL" under "DESCRIPTION OF CLARCOR COMMON STOCK -- Change of Control."

RIGHTS OF INSPECTION

     Under both the OGCL and the DGCL, every stockholder, upon proper written demand stating the purpose thereof, may inspect the corporate books and records as long as such inspection is for a proper purpose and during normal business hours. Under both statutes, a "proper purpose" is any purpose reasonably related to the interest of the inspecting person as a stockholder.

LIQUIDATION RIGHTS

     The rights of the holders of UAS Common Stock upon the liquidation or dissolution of UAS are substantially the same as the holders of CLARCOR Common Stock upon the liquidation or dissolution of CLARCOR. See "DESCRIPTION OF CLARCOR COMMON STOCK -- Liquidation Rights."

                      ADDITIONAL INFORMATION REGARDING UAS

     Certain additional information concerning UAS is set forth below. Similar information concerning CLARCOR is contained in the documents incorporated by reference herein. See "AVAILABLE INFORMATION" and "INCORPORATION OF DOCUMENTS BY REFERENCE."

DESCRIPTION OF BUSINESS

     UAS is engaged in the design, manufacture and sale of commercial and industrial air cleaners, electrostatic fluid contamination control equipment and high precision spraying equipment. UAS was founded in 1966 and is incorporated in Ohio.

     UAS's industry segments consist of the Air Quality Division and the Applied Electrostatics Division. The following summarizes certain financial information attributable to UAS's industry segments. For additional information, including revenues, operating profit or loss and identifiable assets attributable to geographical areas and export sales, see Note 10 of the Notes to UAS Consolidated Financial Statements included in this Proxy Statement/Prospectus.

                                                         YEAR ENDED JUNE 30,
                                             --------------------------------------------
                                                1996            1995             1994
                                             -----------     -----------     ------------
        Air Cleaning
          Net sales.......................   $35,800,000     $30,919,000     $ 26,068,000
          Income from operations..........     2,774,000       2,719,000        1,167,000
          Assets..........................    19,359,000      19,041,000       16,270,000
        Applied Electrostatics
          Net sales.......................   $ 5,018,000     $ 3,912,000     $  3,243,000
          Income (loss) from operations...       212,000        (918,000)        (271,000)
          Assets..........................     2,693,000       2,409,000        2,011,000

AIR QUALITY DIVISION

     UAS's air quality division manufactures and sells commercial and industrial air cleaning equipment that removes contaminants from recirculated indoor air or ventilates contaminated air outdoors and pollution control systems that remove contaminants from process air exhausted outdoors. The products are marketed under several brand names, including SMOKEETER(R) and Crystal-Aire(R) commercial air cleaners, Fresh-X-Changer(R) heat recovery ventilators, SMOG-HOG(R) industrial air cleaners and pollution control systems, and DUST-HOG(R) dust collectors. These products represent a complete line of air cleaners with a wide range of uses for maintaining high quality standards in both interior air and exterior pollution control.

     SMOKEETER(R) and Crystal-Aire(R) commercial air cleaners are used in commercial establishments to remove indoor airborne contaminants including tobacco smoke, dust, pollen and bacteria, and Fresh-X-Changer(R) heat recovery ventilators are used by commercial establishments for ventilation of airborne contaminants. SMOG-HOG(R) industrial air cleaners and air pollution control systems are used in industrial facilities to remove indoor and exhausted airborne contaminants caused by industrial processes, including smoke, mists and dusts from welding, soldering, grinding, forging, casting, heat treating and plastic and rubber forming. DUST-HOG(R) dust collection systems are used in industrial facilities to remove airborne dust caused by a variety of industrial processes, including woodworking, plastic processing, metalworking, blasting, powder mixing and powder painting. The commercial establishments that use SMOKEETER(R) and Crystal-Aire(R) include offices, restaurants, bars, bowling centers and health care facilities. The industrial facilities that use SMOG-HOG(R) and DUST-HOG(R) include manufacturers of industrial and commercial machinery, fabricated metal products, transportation equipment, electronic and electrical equipment, chemicals, food, rubber and plastics, and also various types of trade contractors.

     UAS's particulate collectors use three systems to collect airborne contaminants -- two-stage electrostatic precipitators, media filtration and mechanical filtration.

     - Two-stage electrostatic precipitators are high efficiency electronic air filters. In a two-stage electrostatic precipitator, air passes through an ionizing section where airborne particles are electrically charged by ions in an electrostatic field. The charged particles then enter a collecting cell where the particles are repelled from charged plates and collected on grounded plates within the cell. This process is highly effective at capturing submicron particulate, including particulate found in welding smoke, tobacco smoke and emissions of hydrocarbon smoke from elevated temperature processes such as plastics and textile curing operations.

     - In a media filtration system, air passes through media filters that trap airborne particles. Some of these filters, like cartridge collectors, can collect submicron particulate, such as welding smoke, as well as larger particulate. Other filters, like envelope collectors, are useful for larger particulate such as that generated in woodworking, grinding and dry chemical processing. In some systems, air passes through a prefilter where large particles are collected and then passes through a second or third media filter where smaller particles are collected.

     - In a mechanical filtration system, air passes through a cyclone separator that uses gravity to collect large particles before the air is exhausted from the device. These systems are useful only for larger particulate.

     SMOG-HOG(R) and most SMOKEETER(R) and Crystal-Aire(R) products are two-stage electrostatic precipitators that also use media filtration. Certain models of SMOKEETER(R) and Crystal-Aire(R) products rely exclusively on media filtration. DUST-HOG(R) products use both media filtration and mechanical filtration.

     UAS's Fresh-X-Changer(R) products are heat recovery ventilators that use heat exchangers to exhaust indoor air and replace it with fresh air from outdoors while transferring heat or cold from the exhausted air to the incoming air without contaminating the incoming air.

     UAS's indoor air cleaning equipment is used primarily to improve air quality and comfort indoors, reduce health risks, facilitate compliance with OSHA standards for indoor air quality, conserve energy by permitting the recirculation of air or reducing loss of energy in exhausted air, reduce cleaning and maintenance costs, and reclaim valuable liquids from smoke and mist. UAS's air pollution control equipment is used primarily to remove contaminants and odors from process air exhausted from buildings.

     UAS manufactures all of its air quality equipment, except for Fresh-X-Changer(R) products, at its facility in Cincinnati, Ohio, and purchases its Fresh-X-Changer(R) products on a private-label basis from a Canadian company. UAS manufactures standard models of air cleaning equipment and also custom engineers and builds systems to customer specification.

     UAS sells its air quality products worldwide. During fiscal year 1996, approximately 63% of UAS's sales of air quality products were in the U.S. and Canada, and approximately 37% were in international markets, principally the United Kingdom, Germany and Japan. In the U.S. and Canada, UAS sells commercial air cleaners through a network of approximately 51 stocking distributors (seven of which are owned by UAS) that purchase equipment from UAS and resell it in local market areas, and UAS sells industrial air cleaners and pollution control equipment through its own sales personnel and about 37 manufacturers' agents and about 236 dealers (some of the manufacturers' agents and dealers are also distributors of commercial products). In international markets, UAS sells commercial and industrial air quality products through a wholly-owned United Kingdom subsidiary and a German branch and through distributors in about 25 other countries. In most cases, these international distributors resell products without modifications, although UAS's personnel in the United Kingdom and Germany and one or two of the larger international distributors make some modifications for specific market needs.

     Significant developments in the Air Quality Division in recent years include the following:

     - In 1994, UAS ceased manufacturing its Temp-X-Changer(R) industrial energy recovery systems to better concentrate on its core industrial products.

     - In 1993, UAS changed its method of sourcing air cleaner power packs by closing its sub-assembly operation in Indiana and contracting with an outside supplier for the purchase of power packs.

     - In 1992, UAS introduced its Crystal-Aire(R) product line as part of its strategy to emphasize the use of its commercial products for overall indoor air quality in response to reduced smoking in the U.S. Also in 1992, UAS introduced its Fresh-X-Changer(R) line of heat recovery ventilators.

     - In 1991, UAS expanded its Cincinnati manufacturing facility by adding 17,500 square feet of additional production floor space.

     - In 1989, UAS purchased the capital stock of PTS Industries, a manufacturer of dust collection systems, and as a result acquired a manufacturing facility in Anaheim, California. In 1994, UAS ceased manufacturing at this facility and consolidated all dust collection manufacturing in its Cincinnati manufacturing facility.

     No single customer accounted for more than 10% of UAS's sales of air quality products during the past three fiscal years.

     Air quality products represented 88%, 89% and 89% of total sales for the fiscal years 1996, 1995 and 1994, respectively.

APPLIED ELECTROSTATICS DIVISION

     This division manufactures and sells high-precision spraying equipment and electrostatic fluid contamination control systems. UAS markets spraying systems under the TotalStat(R) brand name. It markets fluid contamination control systems under the Kleentek(TM) brand name and on a private label basis under the Cleanstat(R) brand name.

     Precision Spraying. TotalStat(R) spraying systems utilize electrostatic technology to convert fluids into fine droplets and spray them onto substrates of various kinds. These systems are used to spray electrically mid-range resistive liquids, such as oil-based liquids, and are designed to provide a precise amount of spray and to eliminate overspray. A typical application is the coating of steel as it is processed in a rolling mill in steel-making operations. In this application, the spraying system applies either a corrosion-resistant oil or a die lubricant to prepare the steel for later operations. Other applications include food-grade oils used as release agents to prevent products from sticking onto process conveyors and oils to add flavor to various baked products.

     UAS began development of its TotalStat(R) products in 1987 and began marketing TotalStat(R) systems in 1989. UAS's TotalStat(R) systems are used primarily by customers engaged in the manufacture of steel and food products.

     UAS manufactures its precision spraying products at its plant in Cincinnati, Ohio. It sells these products in the U.S. through its own sales personnel and in international markets through its own sales personnel and several manufacturers' agents and distributors.

     In 1995, UAS discontinued marketing spraying systems under the Ultra-Spray(R) brand name. The discontinued Ultra-Spray(R) systems utilized ultrasonic technology and were used to spray electrically conductive liquids, such as water-based liquids.

     Fluid Cleaning. UAS's Kleentek(TM) contamination control systems are electrostatic fluid cleaners which are used to superclean hydraulic fluids or lubricating oils in various kinds of machinery such as plastic injection, paper, steel and hydraulic equipment. This supercleaning process provides several benefits, including reduction of downtime, reduction of wear and tear on internal surfaces and extension of the service life of expensive fluids.

     UAS acts as the distributor of Kleentek(TM) products in the U.S., Canada and the United Kingdom for Kleentek Industrial Company, Ltd., a Japanese company, and has the right to use the Kleentek(TM) trademark under license from Kleentek Industrial Company, Ltd. UAS markets Kleentek(TM) products in the U.S. and Canada through its own personnel, a network of manufacturers' agents and two sub-distributors, and in the United Kingdom through its United Kingdom subsidiary.

     UAS purchases its requirements of Kleentek(TM) products from Kleentek Industrial Company, Ltd. In early 1994, UAS began manufacturing electrostatic fluid cleaners at its Cincinnati, Ohio facility for resale by a customer on a private label basis under the Cleanstat(R) trademark.

     UAS's Kleentek(TM) and Cleanstat(R) products are used primarily by customers engaged in plastic injection molding, steel making and general machinery manufacturing.

     No single customer accounted for more than 10% of UAS's sales of applied electrostatic products during the past three fiscal years.

COMPETITION

     In most of UAS's product lines, competition is primarily with a small number of firms, and UAS is a significant or principal competitor. The principal competitors in air quality in the U.S. and Canada are American Air Filter, the Torit division of Donaldson Co., Inc., Farr, Inc., Trion Inc., Honeywell, Inc., and a number of smaller companies. The principal competitors in air quality outside the U.S. and Canada include some of these companies as well as foreign competitors who operate in one or more of UAS's international markets. The principal competitors in applied electrostatics are GFG Corporation, Trion Inc. and Duma for spraying systems and Pall Corporation for fluid cleaning systems. UAS believes the principal areas of competition with respect to its air quality and applied electrostatics products are quality, performance, price and customer service and that its competitive advantage derives primarily from its reputation for quality, performance and customer service.

FACILITIES

     UAS's headquarters are located in Cincinnati, Ohio. UAS's United Kingdom subsidiary is located in Warwick, England, and its German branch is located in Wallau, Germany. UAS also owns seven distributorships in various American cities which sell its commercial and industrial air quality products.

EMPLOYEES

     As of September 1, 1996, UAS had approximately 350 employees. UAS employees are not represented by a union. UAS believes its employee relations are satisfactory.

MATERIALS AVAILABILITY

     Raw materials and components used by UAS in the manufacturing process are either readily available from a number of suppliers or are manufactured by UAS from raw materials that also have such availability.

PATENTS, LICENSES AND TRADEMARKS

     UAS either owns or licenses several patents and has others pending. However, UAS relies primarily on its expertise and experience and believes that its business success is not materially based on its patents.

     UAS either owns or licenses a variety of trademarks and has others pending. UAS believes the SMOKEETER(R), Crystal-Aire(R), SMOG-HOG(R), DUST-HOG(R), TotalStat(R), UAS(R) and the UAS logo registered trademarks, which are owned by UAS, are significant to its business.

RESEARCH AND DEVELOPMENT

     The research and development activities of UAS are directed to product development, product improvement and technology development. UAS sponsored research and development costs in fiscal 1996, 1995 and 1994 were approximately $685,000, $601,000 and $693,000, respectively. There was no customer sponsored research and development in the past three fiscal years.

BACKLOG

     The backlog of unfilled orders was approximately $4,325,000 at the end of fiscal 1996, and UAS anticipates that substantially all of these orders will be filled during fiscal 1997. The backlog of unfilled orders was approximately $6,171,000 at the end of fiscal 1995. UAS's backlog at any time is not necessarily indicative of future business performance.

ENVIRONMENTAL MATTERS

     UAS is subject to environmental protection laws and regulations of federal, state and local governmental authorities, including the Clean Water Act, the Clean Air Act and OSHA requirements. Under the Clean Water Act, UAS is required to obtain certain permits for the discharge of storm water. Under the Clean Air Act, UAS is required to meet certain air emissions standards, particularly for its paint booths and engineering test facility. Under OSHA, UAS is required to meet certain safety standards, including those relating to equipment and procedures, indoor air quality and data sheets on material used at UAS's facilities. Compliance with these laws had no material effect on UAS's capital expenditures, earnings or competitive position during fiscal 1996, and UAS anticipates no such material effect during fiscal 1997.

DESCRIPTION OF PROPERTY

     The following is a summary of certain information pertaining to UAS's principal facilities:

                                                                                              APPROX
                                                                                               FLOOR
                                                                                    OWNED/     SPACE
            LOCATION                 INDUSTRY SEGMENT           PRINCIPAL USE       LEASED   (SQ. FT.)
--------------------------------  -----------------------  -----------------------  -------  ---------
Blue Ash, Ohio..................  Air Quality              Corporate Headquarters   Owned      157,000
                                  Applied Electrostatics   Manufacturing
                                                           Sales and Service
Warwick, England................  Air Quality              Manufacturing            Owned       11,200
                                  Applied Electrostatics   Sales
Warwick, England................  Air Quality              Service                  Owned        2,000
Wallau, Germany.................  Air Quality              Manufacturing            Leased       7,700
                                                           Sales and Service
Fullerton, California...........  Air Quality              Sales and Service        Leased       6,048
Troy, Michigan..................  Air Quality              Sales and Service        Leased       4,000
Fremont, California.............  Air Quality              Sales and Service        Leased       3,300
Jackson, Mississippi............  Air Quality              Sales and Service        Leased       3,000
Louisville, Kentucky............  Air Quality              Sales and Service        Leased       4,500
Houston, Texas..................  Air Quality              Sales and Service        Leased      10,000
Phoenix, Arizona................  Air Quality              Sales and Service        Leased       3,233

     The corporate headquarters and primary manufacturing facility is located on approximately 17 acres of land in Blue Ash, Ohio (a suburb of Cincinnati). This facility was built in 1978 and was expanded in 1991 and 1993 to provide additional production floor space.

     This facility plus equipment has been financed through, and is pledged to secure the repayment of, tax exempt Variable Rate Demand Industrial Revenue Bonds ("IRB's") issued by the City of Blue Ash, Ohio. There are two series of IRB's totalling $5 million in the aggregate. The balance outstanding on these IRB's at September 30, 1996 was $1.648 million and $1.122 million from the Series A Bonds and Series B Bonds, respectively.

     UAS owns approximately 18 acres of land in Blue Ash, Ohio, adjacent to the corporate headquarters and primary manufacturing facility. This real property is unencumbered and was part of the original real property plot purchased in 1978. UAS is holding this land for further expansion.

     The two facilities located in Warwick, England are both owned by UAS's subsidiary in the United Kingdom (UAS-UK, Ltd.). The manufacturing and sales facility had been financed through a mortgage note payable to Barclay's Bank and was pledged as security for the repayment of such debt. This mortgage note was prepaid in full in May, 1996, and the facility is now owned by UAS-UK unencumbered. (See Note 3 of Notes to Consolidated Financial Statements included in this Proxy Statement/Prospectus). The service facility was purchased in cash (in British Pounds Sterling) and is owned by UAS-UK, Ltd. unencumbered.

     The Wallau, Germany manufacturing facility is leased, and the lease expires in March, 1999.

     The leases for UAS's sales and service facilities expire at various dates through 1998. One location (Jackson, Mississippi) has a month-to-month lease.

     UAS believes that its facilities are adequate for its present needs and that its properties, including machinery and equipment, are generally in good condition, well maintained and suitable for their intended uses.

     UAS's facilities are substantially utilized on a single-shift basis but would permit reasonably anticipated growth in UAS's business over the next several years.

LEGAL PROCEEDINGS

     UAS is party to various legal proceedings arising from its operations. The management of UAS believes that the outcome of these proceedings, individually and in the aggregate, will have no material adverse effect on UAS's financial position or results of operation.

MARKET PRICE OF UAS COMMON STOCK AND RELATED MATTERS

     UAS Common Stock trades on the Nasdaq National Market under the symbol
UASI.

     From December, 1990 until June 6, 1995, transactions in UAS Common Stock were not regularly publicly reported, and as a result, there are no reported high and low bid quotations for UAS Common Stock for that period. From June 6, 1995 through June 30, 1995, the high and low bid quotations for UAS Common Stock, as reported by the National Quotation Bureau, Inc., were, respectively, $2.40 and $2.40. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

     The range of high and low bid information for UAS Common Stock for the periods indicated starting July 1, 1995, as reported by Nasdaq, is as follows:

Fiscal Year 1996:

                                                     HIGH        LOW
                                                   --------    --------
            Quarter ended September 30, 1995.....  $ 4.4000    $ 2.6000
            Quarter ended December 31, 1995......  $ 4.2000    $ 3.6000
            Quarter ended March 31, 1996.........  $ 6.0000    $ 3.6250
            Quarter ended June 30, 1996..........  $ 4.6250    $ 3.1250

Fiscal Year 1997:

            Quarter ended September 30, 1996.....  $ 8.3750    $ 3.6250
            Quarter ending December 31, 1996.....  $ 8.1250    $ 7.1250
            Quarter ending March 31, 1997
              (through January 13, 1997).........  $ 8.5625    $ 7.7500

     See "SUMMARY -- Comparative Per Share Data of CLARCOR and UAS" for additional historical trading information with respect to CLARCOR Common Stock and UAS Common Stock.

     UAS has not paid cash dividends since 1990 and presently anticipates that earnings, if any, will be retained for future development of its business and that no cash dividends on UAS Common Stock will be declared in the foreseeable future. In addition, UAS's loan agreement with Key Bank National Association prohibits UAS from declaring or paying dividends if (a) the aggregate amount expended in any fiscal year exceeds 50% of UAS's net income for the immediately preceding year or (b) the aggregate amount expended subsequent to the Merger exceeds $500,000.

     As of December 27, 1996, there were approximately 245 record holders of UAS Common Stock.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS -- FIRST QUARTER 1997 COMPARED TO FIRST QUARTER 1996

     Net sales decreased $158,000, or about 2%, during the three-month period ended September 30, 1996 from the $9,893,000 reported during the three-month period ended September 30, 1995. This decrease is the net effect of a 1% increase in Air Quality Division ("AQD") sales and a 12% decrease in Applied Electrostatics Division ("AED") sales.

     The increase in AQD sales is due primarily to a 39% increase in net sales through the seven company-owned sales and service centers. The Houston center alone saw an increase in business of over 290% due to a large turn-key job and increased service business over the same quarter last year as a result of acquiring a small service business in the Houston area. This increase was partially offset by the German branch which reported a decrease in net sales, expressed in U.S. dollars, of 16%. This decrease is attributable to a 10% decline in volume with the remainder due to the unfavorable foreign exchange impact of a stronger U.S. dollar.

     The decrease in AED sales is due primarily to a 21% decrease in the sales of TotalStat(R) high precision electrostatic spraying systems from the same quarter last year. Shipments of TotalStat(R) systems during the first quarter of fiscal 1996 were higher due to working through a significant backlog caused by production delays occurring in fiscal 1995. In fiscal 1997, both a lower backlog and lower levels of new business have caused lower shipments of this product.

     UAS's gross profit, as a percentage of net sales, increased during the three-month period ending September 30, 1996 to 34.3% from 33.3% during the three-month period ending September 30, 1995. This increase is due to a favorable shift in sales mix towards the domestic company-owned sales and service centers. The margins at these locations are higher, on average, due to both service revenue and selling directly to the end user. Additionally, both the personal property tax and real estate tax accruals were adjusted downward by a total of $57,000 to better reflect the actual level of these assessments as of September 30, 1996.

     Selling, general and administrative expenses increased during the three-month period ended September 30, 1996 by $130,000, or about 5%. This increase is due primarily to selling expenses increasing by $150,000, or about 9%, while general and administrative expenses decreased by $20,000, or about 2%. The increase in selling expenses is due primarily to increases in operating expenses to improve the domestic distribution of UAS's core products. These expenses to date have been primarily spent to recruit and hire new staff in order to manage the various segments of our distribution network.

     Lower interest costs are due primarily to the repayment of the UK mortgage during May, 1996.

     UAS's effective tax rate of 39.0% for the three-month period ended September 30, 1996 is slightly lower than the effective tax rate of 40.2% for the three-month period ended September 30, 1995. This decrease is due to the effects of tax credits and annual carry-forwards offset by the effects of foreign, state and local income taxes.

RESULTS OF OPERATIONS -- FISCAL YEAR 1996 COMPARED TO FISCAL YEAR 1995

     Sales. Net sales increased $5,987,000, or about 17%, in fiscal year 1996 from the $34,831,000 reported in the previous fiscal year. This increase is the combined effect of a 16% increase in AQD sales and a 28% increase in AED sales.

     The increase in AQD sales is due primarily to a 33% increase in net sales, as expressed in U.S. dollars, of air cleaning equipment in both the UK and Germany, a 41% increase in net sales to other foreign markets, a 41% increase in net sales generated by the company-owned sales and service outlets, and a 13% increase in net sales of domestic engineered air pollution control systems. These increases are all the result of general improvements in economic conditions of their respective markets and are attributable primarily to increases in volume. The increases were partially offset by a 8% decrease in domestic sales of both commercial and industrial core products. This decrease is due to the ineffectiveness of UAS's current distribution system. Improvements in distribution will be UAS's primary goal during fiscal year 1997 and will require short-term incremental operating expenses to accomplish.

     The increase in AED sales is due primarily to a 47% increase in the sales of TotalStat(R) high precision spraying systems from the same period last year, offset by a 12% reduction in the sales of Kleentek(TM) fluid contamination control systems. This reduction is due to a departmental reorganization that has reduced selling efforts. UAS has refocused selling efforts on Kleentek(TM) and expects to see an improvement in sales as a result. The increase in TotalStat(R) shipments is due to improvements in production and application engineering efficiencies associated with this product line thus providing greater capacity with respect to the number of systems that can be produced and shipped.

     Margin, Costs and Expenses. UAS's gross profit, as a percentage of net sales, increased in fiscal year 1996 to 34.4% from 32.9% the previous fiscal year. This increase is due to a shift in the sales mix towards the company-owned sales and service outlets domestically and in the UK and Germany. The margins at these locations are higher, on average, due to both service revenue and selling directly to the end user. Additionally, a shift in the sales mix towards TotalStat(R) also had a favorable impact on the gross margin due to the elimination of both shop floor and application engineering inefficiencies present in previous years. This increase is also due to margin improvement resulting from continued cost control efforts realized in both the manufacturing and engineering areas. These gross margin gains were partially offset by a $142,000 charge in fiscal year 1996 from UAS's use of last-in, first-out (LIFO) pricing for its inventories compared to a $284,000 benefit recognized during the previous fiscal year.

     Selling, general and administrative expenses increased by $1,375,000, or about 14% during fiscal year 1996 from $9,669,000 the previous fiscal year. This increase is due to selling expenses increasing by $731,000, or about 12%, while general and administrative expenses increased by $644,000, or about 19%. These increases in selling, general and administrative expenses, expressed as a percentage of net sales, are consistent with the increase in net sales in comparison to the prior year. Additionally, the increase in selling expenses is due to $104,000 in additional provisions for the allowance for doubtful accounts. These additional provisions are general in nature and reflective of the increase in the average accounts receivable levels realized during most of fiscal year 1996. In addition, a provision of $125,000 was recorded to accrue the cost of the National Sales Meeting. There was no such meeting held or accrued for during fiscal year 1995.

     Income Taxes. UAS's effective tax rate of 31% in fiscal year 1996 is below the federal statutory rate due primarily to the utilization of tax credits during fiscal year 1996. The decrease in the effective rate was partially offset by the effects of state and local income taxes. UAS's effective tax rate of 30% in fiscal year 1995 was below the federal statutory tax rate due primarily to a decrease in the valuation allowance for future tax benefits. The lower effective rate is also due to UAS utilizing its net operating loss carryforward in fiscal year 1995 which had been reserved for in previous years.

RESULTS OF OPERATIONS -- FISCAL YEAR 1995 COMPARED TO FISCAL YEAR 1994

     Sales. Net sales increased by $5,520,000, or about 19%, in fiscal year 1995 from the $29,311,000 reported in the previous fiscal year. This overall increase is composed of a 17% increase in AQD sales and a 27% increase in AED sales.

     The increase in AQD sales is due primarily to a 21% increase in net sales of domestic industrial air cleaning equipment and a 29% increase in net sales generated by the company-owned sales and service outlets. The increase in net sales of UAS domestic industrial air cleaners is due to increased shipments generated by the UAS industrial dealer program, which effectively increased UAS sales representation throughout the U.S., increased sales to key account customers during fiscal year 1995, and overall economic improvements in the market. The increase in net sales generated by the company-owned sales and service outlets is due to a significant increase in both service revenue and equipment orders received at all but two locations, and due to the addition of sales from the San Francisco location which was acquired in October, 1993. The German branch reported an increase in sales, expressed in U.S. dollars, of 31%. About 52% of this increase is attributable to the overall economic improvements in the German markets, with the balance due to the appreciation of the German mark versus the U.S. dollar as compared to the previous fiscal year.

     The increase in AED sales is due to an increase of 38% in the sales of TotalStat(R) high precision electrostatic spraying systems from the previous fiscal year. This increase is due primarily to the expansion of this product line into international markets during fiscal year 1995.

     Margins, Costs and Expenses. UAS's gross profit, as a percentage of net sales, increased in fiscal year 1995 to 32.9% from 30.6% the previous fiscal year. This increase is due to a shift in the sales mix towards the company-owned sales and service outlets domestically and in the UK and Germany. The margins at these locations are higher, on average, due to both service revenue and selling directly to the end user. This increase in gross profit is also due to margin improvement resulting from the consolidation of all of UAS's production capacity into the Cincinnati facility, and a $284,000 credit in fiscal year 1995 from UAS's use of last-in, first-out (LIFO) pricing for its inventories compared to a $9,000 credit during the previous fiscal year.

     Selling, general and administrative expenses increased by $1,587,000, or 20%, during fiscal year 1995 from $8,082,000 the previous fiscal year. This increase is due to selling expenses increasing by $995,000, or about 19%, while general and administrative expenses increased by $592,000, or about 21%. The increase in selling expenses is primarily due to the adding of four sales managers. These sales managers were added to increase support for UAS's current distribution network. Approximately $109,000 of the increase is due to the appreciation of both the German mark and the British pound versus the U.S. dollar compared to the previous fiscal year, and the remaining difference represents additional selling expenses associated with the increased sales volume.

     The increase in general and administrative expenses is the result of filing fees and increased legal, outside accounting and printing costs associated with the initial filing of UAS's Form 10 registration statement with the SEC, plus required quarterly filings of a Form 10-Q and general SEC compliance. Approximately $96,000 of the increase is due to the appreciation of both the German mark and the British pound versus the U.S. dollar as compared to the previous fiscal year, and the remaining difference represents additional support expenses associated with the increased sales volume.

     Higher interest costs were due solely to the higher level of short-term interest rates during fiscal year 1995 as compared to the previous fiscal year.

     Income Taxes. UAS's effective tax rate of 30% in fiscal year 1995 is below the federal statutory rate due primarily to a decrease in the valuation allowance for future tax benefits. The decrease is due to UAS utilizing its net operating loss carryforwards in fiscal year 1995 which had been reserved for in previous fiscal years. This decrease in the effective rate discussed above was partially offset by the effects of foreign, state and local income taxes. UAS's effective tax rate of 41% in fiscal year 1994 exceeded the federal statutory rate due primarily to foreign, state and local income taxes.

LIQUIDITY AND CAPITAL RESOURCES

     During fiscal year 1996, working capital increased by $821,000 to $8,782,000 from $7,961,000 at the beginning of the fiscal year. Long-term debt, including current maturities, decreased by $1,246,000 to $7,831,000. The current ratio increased from 2.18 at the beginning of the fiscal year to 2.33 at the end of the fiscal year. The increase in the current ratio is primarily the result of significant increases in current assets, particularly cash, versus a slight decline in the level of current liabilities. Trade accounts receivable decreased by $388,000, or about 6%, as compared to June 30, 1995. The receivable turnover ratio improved again during fiscal year 1996 to 6.65 from 5.92 in the previous fiscal year. Inventories increased slightly by $179,000, or about 3%, as compared to June 30, 1995. This increase in inventories is due to the increased Kan-Ban stocking levels necessary to minimize stock-outs and provide a more orderly flow of production throughput. The inventory turnover ratio of 4.00 during fiscal year 1996 is slightly below the inventory turnover ratio of 4.20 achieved in the previous fiscal year. Accounts payable decreased by $590,000, or about 22%, as compared to June 30, 1995, and this decrease relates primarily to a change in disbursement frequency from semi-weekly to weekly. Accrued liabilities increased $938,000, or about 32%, as compared to June 30, 1995. This increase is primarily due to an increase in income taxes payable due to UAS's higher earnings in fiscal year 1996.

     During fiscal year 1996, UAS's operating activities provided $2,427,000 of cash compared with $927,000 provided in the previous fiscal year. Expenditures for new property, plant and equipment was $891,000 in fiscal year 1996 compared to $738,000 in the previous fiscal year. UAS used cash to retire debt in the amount of $1,387,000 during fiscal year 1996. This debt retirement includes prepaying the UK mortgage of $355,000 as well as scheduled principal repayments on both the IRB's and the German note payable. UAS entered into a sales-leaseback agreement in December 1995 with KeyCorp Leasing, Ltd. and Finn Power International to acquire an automatic Finn Power punching cell for $1,295,000.

     The ratio of total liabilities to total net worth was 1.75 at the end of fiscal year 1996 compared to 2.29 at the end of fiscal year 1995. This significant decrease is due to the lower levels of debt along with a significant increase in equity as a result of current year earnings.

     In August, 1996, UAS settled the lawsuit entitled The Quaker Oats Company
v. Franz Haas Machinery of America, Incorporated v. United Air Specialists, Inc. This lawsuit arose out of the sale by Franz Haas Machinery of America, Incorporated ("Haas") to The Quaker Oats Company of waffle-making equipment incorporating TotalStat(R) oil-spraying equipment sold by UAS to Haas. UAS's obligation related to this settlement has been fully accrued for at June 30, 1996.

     At September 30, 1996, UAS had cash of $1,193,000 and working capital of $9,990,000. Trade accounts receivable increased by $223,000, or 4%, while inventories also increased by $234,000, or 3%, as compared to June 30, 1996. The increase in trade accounts receivable is due primarily to delays in the collection of $295,000 from two significant customers associated with the same project. These delays are simply procedural and the cash is expected to be paid early in the second quarter of fiscal 1997. The increase in inventories is primarily due to increasing stocking levels of various sub-components to eliminate "bottlenecks" between various departments in the Cincinnati production facility. These "buffer" stocks are designed to improve the flow of goods through assembly areas in a more orderly fashion. Accounts payable decreased by $81,000, or 4%, relating primarily to the normal cycle of payments. Accrued expenses decreased by $780,000, or 32%, due primarily to the cash payment associated with the settlement of the Quaker/Haas lawsuit in August, 1996.

     UAS entered into an agreement with Symix, Inc. in May, 1996 to provide a management information systems software package and related hardware for a total of $890,000. In September, 1996, UAS entered into a sales leaseback agreement with KeyCorp Leasing, Ltd. for approximately $519,000. This lease has been structured as an operating lease. It is expected that the remaining $371,000 of the management information system project will also be financed through an operating lease agreement with KeyCorp Leasing, Ltd. This portion of the financing should be finalized during the second and third quarters of fiscal 1997.

     In November, 1996, UAS entered into a $6 million revolving line of credit and $1 million five-year term loan with Key Bank. The proceeds of these loans will be used to retire the existing credit lines with Key Bank (formerly Society National Bank) and Star Bank, which total $6,050,000, with $1,552,000 unused as of November 30, 1996.

     Cash flows from operations, as well as UAS's existing credit lines, are expected to fund working capital needs over the next 12 months.

EFFECTS OF INFLATION

     UAS's results of operations have not been significantly affected by inflation during the past three fiscal years. Selling prices for UAS's products have risen slightly while moderate increases in the cost of direct labor and purchased materials generally have been offset by production efficiencies.

UAS MANAGEMENT'S OUTLOOK

     Management of UAS is generally optimistic about the prospects for fiscal year 1997. UAS's fiscal year 1997 plan currently calls for significant investments to improve the distribution of its core products and to capitalize on various product and market opportunities. In the short term, incremental operating expenses will be recognized to accomplish these objectives.

     UAS expects that the effects of such increased expenses will be offset by increased net sales such that operating results for fiscal year 1997 will be substantially similar to the results obtained in fiscal year 1996. UAS further anticipates that the investments contemplated to be made in fiscal year 1997 will improve UAS's operating income in fiscal year 1998, although there can be no assurances in this regard.

     These statements are forward-looking and involve a number of risks and uncertainties. The factors that could cause actual results to differ materially include the following: the timing of costs relating to stepped-up marketing efforts; the effects of those efforts; the ability to achieve targeted cost savings; a general softening of the economy; competitive factors and pricing pressures; and risk factors listed from time to time in UAS's reports filed with the SEC.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

     The following table sets forth, as of December 31, 1996, certain information with regard to the beneficial ownership of UAS Common Stock by (i) each of UAS's present shareholders known to hold more than five percent of the outstanding shares of UAS Common Stock, (ii) each director and executive officer of UAS whose total annual salary and bonus exceeded $100,000 in UAS's fiscal 1996 individually, and (iii) all directors and executive officers of UAS as a group. In addition, CLARCOR may be deemed to beneficially own the shares of UAS Common Stock subject to the Voting Agreements. See "VOTING AGREEMENTS."

                                                                          PERCENTAGE OF UAS
                                                                            COMMON STOCK
                 NAME OF BENEFICIAL OWNER            SHARES OWNED             OWNED(1)
        -------------------------------------------  ------------         -----------------
        Durwood G. Rorie, Jr.(2)(3)(4)(6)..........      931,776                29.98
        William A. Cheney(3)(5)(6).................      609,827                20.88
        Brian D. Colls(2)..........................       71,596                 2.45
        Raymond E. Warrick, Jr.(2).................       29,145                    *
        David F. Herche(2).........................       11,875                    *
        George T. Rehfeldt(2)......................        5,000                    *
        All UAS directors and executive officers as
          a group - seven persons(2)...............    1,672,844                53.18
        Nobuaki Hasegawa(3)(7).....................      167,000                 5.72

* Less than 1%
---------------

Notes:

(1) The percentage of ownership figures assume 2,920,078 shares outstanding as of December 31, 1996, plus, with respect to each individual or group named, the number of common shares subject to options held by the individual or group which are exercisable or convertible on or before March 1, 1997.

(2) The beneficial ownership number includes shares subject to options which are currently exercisable or which become exercisable on or before March 1, 1997 as follows: Mr. Rorie, 187,500; Mr. Colls, none; Mr. Warrick, 18,750; Mr. Herche, 5,625; Mr. Rehfeldt, 4,375; and all directors and executive officers as a group (seven persons), 225,625. Certain of the options issued by UAS are exercisable only if the fair market value of a share of UAS Common Stock is at least $6.60 per share on the date immediately preceding the exercise date. The beneficial ownership numbers in this footnote assume that the fair market value of UAS Common Stock exceeds $6.60 per share through March 1, 1997.

(3) The business addresses of those shareholders beneficially owning at least 5% of UAS Common Stock are as follows: Mr. Rorie, 4440 Creek Road, Cincinnati, Ohio 45242; Mr. Cheney, 4440 Creek Road,

    Cincinnati, Ohio 45242; and Nobuaki Hasegawa, 5-4, 2-Chome, Showa-Machi, Kita-Ku, Tokyo, 114, Japan.

(4) The beneficial ownership number includes 525,078 shares owned by Mr. Rorie's wife, of which Mr. Rorie disclaims beneficial ownership, 750 shares owned by Mr. Rorie as Custodian for his granddaughter, and 2,000 shares owned by a Trust of which Mr. Rorie is trustee with sole voting and investment power and Mr. Rorie's daughter is the beneficiary.

(5) The beneficial ownership number includes 604,827 shares owned by the W. A. Cheney Family Trust, of which Mr. Cheney is trustee with sole voting and investment power and Mr. Cheney's children and grandchildren are the beneficiaries, and 4,250 shares owned by Mr. Cheney's wife, of which Mr. Cheney disclaims beneficial ownership.

(6) Mr. Rorie and Mr. Cheney are parties to a Stock Transfer Restriction, Purchase and Redemption Agreement, which restricts the sale, assignment, transfer, pledge, hypothecation or other disposition of the shares of UAS Common Stock held by them. The Agreement provides that before either Mr. Rorie (or his wife) or Mr. Cheney (or the W. A. Cheney Family Trust) may dispose of shares, the shareholder disposing of shares must first give the other party and UAS the right of first refusal to purchase the shares on the terms specified in the Agreement. UAS and the other parties to such Agreement have waived the requirements thereto in connection with the Merger.

(7) Mr. Hasegawa owns 12,000 shares and Meiko Mercantile, Ltd., a company of which Mr. Hasegawa is a shareholder, owns 155,000 shares. UAS believes that Nobuaki Hasegawa is the beneficial owner of the UAS Common Stock held by Meiko Mercantile, Ltd.

                               DISSENTERS' RIGHTS

     Holders of UAS Common Stock have the right to dissent from the Merger and to receive payment of the fair value of their shares upon full compliance with
Section 1701.85 of the OGCL. UAS shareholders seeking to exercise dissenters' rights are referred to herein as "Dissenting Shareholders." Holders of CLARCOR Common Stock do not have dissenters' rights with respect to the Merger.

     The following is a summary of the principal steps a UAS shareholder must take to perfect dissenters' rights under Section 1701.85 of the OGCL. This summary does not purport to be complete and is qualified in its entirety by reference to Section 1701.85, a copy of which is attached hereto as Annex III. Any UAS shareholder contemplating the exercise of dissenters' rights is urged to review carefully such provisions and to consult an attorney, since dissenters' rights will be lost if the procedural requirements under Section 1701.85 are not fully and precisely satisfied. To perfect dissenters' rights with respect to any shares of UAS Common Stock so that they become Dissenting Shares as described in this Proxy Statement/Prospectus, a Dissenting Shareholder must satisfy each of the following conditions:

     No Vote in Favor of Adoption of the Merger Agreement. UAS Common Stock held by the Dissenting Shareholder must not be voted at the UAS Special Meeting in favor of adoption of the Merger Agreement. This requirement will be satisfied if a proxy is signed and returned with instructions to vote against the Merger or to abstain from such vote, if no proxy is returned and no vote is cast at the UAS Special Meeting in favor of adoption of the Merger Agreement, or if the Dissenting Shareholder revokes a proxy and thereafter abstains from voting with respect to adoption of the Merger Agreement or votes against adoption of the Merger Agreement at the UAS Special Meeting. A vote in favor of adoption of the Merger Agreement at the UAS Special Meeting constitutes a waiver of dissenters' rights. A proxy that is returned signed but on which no voting preference is indicated will be voted in favor of adoption of the Merger Agreement and will constitute a waiver of dissenters' rights. A Dissenting Shareholder may revoke his or her proxy at any time prior to its exercise by complying with the procedures set forth herein under "THE UAS SPECIAL MEETING -- Proxies."

     Filing Written Demand. Not later than ten days after the taking of the vote on the proposal to adopt the Merger Agreement, a Dissenting Shareholder must deliver to UAS a written demand (the "Demand") for payment of the fair cash value of the shares of UAS Common Stock with respect to which the Dissenting

Shareholder seeks payment. Each Demand should be delivered to UAS at 4440 Creek Road, Cincinnati, Ohio, 45242, Attention: Secretary. It is recommended, although not required, that such Demand be sent by registered or certified mail, return receipt requested. Voting against adoption of the Merger Agreement will not itself constitute a Demand. UAS will not send any further notice to UAS shareholders as to the date on which such ten-day period expires.

     A Demand must identify the name and address of the holder of record of the shares of UAS Common Stock with respect to which payment is sought, the number and class of such shares and the amount claimed by such holder as the fair cash value thereof. A beneficial owner of shares must, in all cases, have the record holder of such shares submit the Demand in respect thereof. A Demand must be signed by the shareholder of record (or by the duly authorized representative of such shareholder) exactly as the shareholder's name appears on the shareholder records of UAS. A Demand with respect to shares owned jointly by more than one person must identify and be signed by all of the holders of record. Any person signing a Demand on behalf of a partnership or corporation or in any other representative capacity (such as an attorney-in-fact, executor, administrator, trustee or guardian) must indicate the nature of the representative capacity and, if requested, must furnish written proof of his or her capacity and his or her authority to sign such Demand.

     Because only holders of record of UAS Common Stock at the close of business on the Record Date may exercise dissenters' rights, any person who beneficially owns shares that are held of record by a broker, fiduciary, nominee, or other holder and who wishes to exercise dissenters' rights must instruct the record holder of the shares to satisfy the conditions outlined above. If a record holder does not satisfy, in a timely manner, all of the conditions outlined in this section, the dissenters' rights for all of the shares held by such record holder will be lost.

     From the time the Demand is given until either the termination of the rights and obligations arising from such Demand or the purchase of the related shares of UAS Common Stock by UAS, all rights accruing to the holder thereof, including voting and dividend or distribution rights, will be suspended. If any dividend or distribution is paid in money on UAS Common Stock or CLARCOR Common Stock during the suspension, an amount equal to the dividend or distribution which would have been payable on such shares, but for such suspension, will be paid to the holder of record thereof as a credit upon the fair cash value of such shares. If the right to receive the fair cash value is terminated other than by the purchase of such shares by UAS, all rights will be restored to the Dissenting Shareholder and any distribution that would have been made to the holder of record of such shares, but for the suspension, will be made to the holder of record at the time of the termination.

     If UAS sends to a Dissenting Shareholder, at the address specified in the Demand, a request for the certificates representing the related shares of UAS Common Stock, the Dissenting Shareholder, within fifteen days from the date of sending such request, is required to deliver to UAS the certificates requested. UAS will then endorse the certificates with a legend to the effect that a demand for the fair cash value of such shares has been made, and promptly return such endorsed certificates to the Dissenting Shareholder. Failure on the part of the Dissenting Shareholder to deliver such certificates upon such request will terminate his or her rights as a Dissenting Shareholder, at the option of UAS, exercised by written notice to the Dissenting Shareholder within twenty days after the lapse of the fifteen-day period, unless a court, for good cause shown, otherwise directs.

     Petitions to be Filed in Court. Within three months after the service of the Demand, if UAS and the Dissenting Shareholder do not reach an agreement on the fair cash value of the shares of UAS Common Stock subject to the Demand, the Dissenting Shareholder or UAS may file a complaint in the Court of Common Pleas in Hamilton County, Ohio (the "Common Pleas Court"), or join or be joined in an action similarly brought by another Dissenting Shareholder, for a judicial determination of the fair cash value of the shares of UAS Common Stock held by such Dissenting Shareholder(s). UAS does not intend to file any complaint for a judicial determination of the fair cash value of any shares of UAS Common Stock.

     Upon the motion of the complainant, the Common Pleas Court will hold a hearing to determine whether the Dissenting Shareholder is entitled to be paid the fair cash value of his or her shares of UAS Common Stock. If the Common Pleas Court finds that the Dissenting Shareholder is so entitled, it may appoint one or more appraisers to receive evidence and to recommend a decision on the amount of such fair cash value. The Common Pleas Court is thereafter required to make a finding as to the fair cash value of such shares and to render a judgement against UAS for the payment thereof, with interest at such rate and from such date as the Common Pleas Courts considers equitable. Costs of the proceeding, including reasonable compensation to the appraiser or appraisers, to be fixed by the Common Pleas Court, are to be apportioned or assessed as the Common Pleas Court considers equitable. Payment of the fair cash value of such shares is required to be made within 30 days after the date of final determination of such value or the Effective Time of the Merger, whichever is later, only upon surrender to UAS of the certificates representing the shares of UAS Common Stock for which payment is made.

     Fair cash value is the amount which a willing seller, under no compulsion to sell, would be willing to accept, and which a willing buyer, under no compulsion to purchase, would be willing to pay, but in no event may the fair cash value exceed the amount specified in the Demand. Because the Merger requires the approval of the UAS shareholders, the fair cash value is to be determined as of the day prior to the day of the UAS Special Meeting. In computing this value, any appreciation or depreciation in the market value of the shares of UAS Common Stock held by the Dissenting Shareholder resulting from the Merger is excluded.

     The dissenters' rights of any Dissenting Shareholder will terminate if, among other things, (i) he or she has not complied with Section 1701.85 of the OGCL (unless the UAS Board waives compliance), (ii) the Merger is abandoned or otherwise not carried out or such Dissenting Shareholder withdraws his or her Demand with the consent of the UAS Board or (iii) no agreement has been reached between UAS and the Dissenting Shareholder as to the fair cash value for the shares and neither the Dissenting Shareholder nor UAS shall have timely filed or joined in a complaint in the Common Pleas Court. For a discussion of the tax consequences to the shareholder exercising dissenters' rights; see "THE
MERGER -- Material Federal Income Tax Consequences."

     If holders of more than 10% of the outstanding shares of UAS Common Stock properly demand dissenters' rights, CLARCOR has the right to decline to consummate the Merger. See "THE MERGER AGREEMENT -- Conditions Precedent to the Merger."

     BECAUSE A PROXY CARD WHICH DOES NOT CONTAIN VOTING INSTRUCTIONS WILL, UNLESS REVOKED, BE VOTED IN FAVOR OF ADOPTION OF THE MERGER AGREEMENT, A UAS SHAREHOLDER WHO WISHES TO EXERCISE DISSENTERS' RIGHTS MUST EITHER NOT SIGN AND RETURN A PROXY CARD OR, IF HE OR SHE SIGNS AND RETURNS A PROXY CARD, VOTE AGAINST OR ABSTAIN FROM VOTING ON THE PROPOSAL TO ADOPT THE MERGER AGREEMENT.

                                    EXPERTS

     The consolidated financial statements incorporated by reference in, and the consolidated financial statement schedule appearing in, CLARCOR's Annual Report on Form 10-K for the year ended December 2, 1995 have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements and schedule of UAS, included herein and elsewhere in the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included elsewhere herein and elsewhere in the Registration Statement, in reliance upon the authority of such firm as experts in giving said reports.

     Representatives of Arthur Andersen LLP are expected to be present at the UAS Special Meeting and will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

                                 LEGAL OPINIONS

     The validity of the shares of CLARCOR Common Stock being offered hereby is being passed upon for CLARCOR by Sidley & Austin, counsel to CLARCOR.

     Sidley & Austin has also delivered an opinion to CLARCOR concerning certain federal income tax consequences of the Merger. Graydon, Head & Ritchey, counsel to UAS, has delivered an opinion to UAS concerning certain federal income tax consequences of the Merger. See "THE MERGER AGREEMENT -- Conditions Precedent to the Merger" and "THE MERGER -- Material Federal Income Tax Consequences."

               SHAREHOLDER PROPOSALS FOR THE 1997 ANNUAL MEETING

     If the Merger is not consummated, any proposals of UAS shareholders intended to be presented at the 1997 Annual Meeting of Shareholders of UAS will be considered for inclusion in the Proxy Statement for such meeting if they are received by UAS before the close of business on June 14, 1997.

                                 OTHER MATTERS

     The UAS Board is not aware of any business which will be presented at the UAS Special Meeting other than as set forth herein and in the accompanying Notice of Special Meeting. However, if any other matters are properly presented at the UAS Special Meeting, the persons designated in the proxies will have discretion to vote thereon. It is intended that such persons will vote on any such matters in accordance with the recommendation of the UAS Board.

                          UNITED AIR SPECIALISTS, INC.
                       CONSOLIDATED FINANCIAL STATEMENTS

                                     INDEX

Report of Independent Public Accountants.............................................    F-2
Consolidated Balance Sheets As of June 30, 1996 and 1995.............................    F-3
Consolidated Statements of Income For the Years Ended June 30, 1996, 1995 and 1994...    F-4
Consolidated Statements of Shareholders' Investment For the Years Ended June 30,
  1996, 1995 and 1994................................................................    F-5
Consolidated Statements of Cash Flows For the Years Ended June 30, 1996, 1995 and
  1994...............................................................................    F-6
Notes to Consolidated Financial Statements, June 30, 1996, 1995 and 1994.............    F-7
Schedule II -- Valuation and Qualifying Accounts For the Years Ended June 30, 1996,
  1995 and 1994......................................................................   F-17
Consolidated Balance Sheets As of September 30, 1996 (unaudited) and June 30, 1996...   F-18
Unaudited Consolidated Statements of Income For the Quarters Ended September 30, 1996
  and 1995...........................................................................   F-19
Unaudited Consolidated Statements of Cash Flows For the Quarters Ended September 30,
  1996 and 1995......................................................................   F-20
Notes to Unaudited Consolidated Financial Statements.................................   F-21

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO UNITED AIR SPECIALISTS, INC.:

     We have audited the accompanying consolidated balance sheets of UNITED AIR SPECIALISTS, INC. (an Ohio corporation) and subsidiaries as of June 30, 1996 and 1995, and the related consolidated statements of income, shareholders' investment and cash flows for each of the three years in the period ended June 30, 1996. These consolidated financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Air Specialists, Inc. and subsidiaries as of June 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1996 in conformity with generally accepted accounting principles.

     Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the accompanying index is presented for purposes of complying with the Securities Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

Cincinnati, Ohio
August 22, 1996 (except with respect to the subsequent event discussed in Note 14, as to which the date is September 24, 1996)

                          UNITED AIR SPECIALISTS, INC.

                          CONSOLIDATED BALANCE SHEETS
                          AS OF JUNE 30, 1996 AND 1995

                                                                         1996           1995
                                                                      -----------    -----------
ASSETS
CURRENT ASSETS
  Cash.............................................................   $ 1,441,294    $   816,599
  Accounts receivable, less allowance for doubtful accounts of
     $250,000 and $169,000 at June 30, 1996 and 1995...............     5,940,014      6,328,194
  Inventories (Note 1).............................................     6,781,477      6,602,524
  Future tax benefit (Note 4)......................................       633,015        409,011
  Prepaid expenses and other current assets........................       610,378        556,569
                                                                      ------------   ------------
       Total current assets........................................    15,406,178     14,712,897
                                                                      ------------   ------------
PROPERTY, PLANT AND EQUIPMENT (Note 3):
  Land and land improvements.......................................       686,512        689,880
  Buildings and leasehold improvements.............................     4,616,252      4,472,324
  Machinery, equipment and furniture...............................     6,819,794      6,847,748
  Autos and trucks.................................................       881,625        766,040
  Construction in progress.........................................        96,264        127,345
                                                                      ------------   ------------
                                                                       13,100,447     12,903,337
  Less-accumulated depreciation and amortization...................    (7,291,150)    (6,915,562)
                                                                      ------------   ------------
                                                                        5,809,297      5,987,775
                                                                      ------------   ------------
OTHER ASSETS
  Intangible assets, net of accumulated amortization of $360,415
     and $317,277 at June 30, 1996 and 1995 (Note 1)...............       402,661        445,799
  Other noncurrent assets..........................................       433,413        303,343
                                                                      ------------   ------------
                                                                      $22,051,549    $21,449,814
                                                                      ============   ============
LIABILITIES AND SHAREHOLDERS' INVESTMENT
CURRENT LIABILITIES
  Notes payable (Note 3)...........................................            --        351,900
  Current portion of long-term obligations (Note 3)................       697,477        821,249
  Accounts payable.................................................     2,078,852      2,668,532
  Accrued payroll..................................................       585,342        537,297
  Accrued commissions payable......................................       323,754        478,164
  Other accrued expenses...........................................     2,418,636      1,760,130
  Income taxes payable.............................................       519,963        134,318
                                                                      ------------   ------------
       Total current liabilities...................................     6,624,024      6,751,590
                                                                      ------------   ------------
LONG-TERM OBLIGATIONS, less current portion shown above (Note 3):
  Industrial Revenue Bonds.........................................     2,606,250      2,822,500
  Borrowings under lines of credit.................................     3,875,000      3,645,000
  Mortgage note payable............................................            --        324,521
  Other............................................................       651,927      1,111,987
                                                                      ------------   ------------
                                                                        7,133,177      7,904,008
DEFERRED INCOME TAXES (Note 4).....................................       270,169        281,952
COMMITMENTS (Note 7)
SHAREHOLDERS' INVESTMENT, per accompanying statements:
  Common stock, no par value; authorized 4,000,000 shares in 1996 and 1995, issued and outstanding 2,912,265 and 2,276,908
     shares in 1996 and 1995, respectively; stated at (Notes 1 and
     5)............................................................       963,266        947,956
  Retained earnings (Note 1 and 6).................................     7,060,913      5,564,308
                                                                      ------------   ------------
                                                                        8,024,179      6,512,264
                                                                      ------------   ------------
                                                                      $22,051,549    $21,449,814
                                                                      ============   ============

   The accompanying notes are an integral part of these consolidated balance sheets.

                          UNITED AIR SPECIALISTS, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                FOR THE YEARS ENDED JUNE 30, 1996, 1995 AND 1994

                                                            1996           1995           1994
                                                         -----------    -----------    -----------
NET SALES.............................................   $40,818,046    $34,830,641    $29,310,925
COST OF SALES.........................................    26,787,922     23,360,765     20,333,155
                                                         -----------    -----------    -----------
       Gross profit...................................    14,030,124     11,469,876      8,977,770
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES..........    11,044,229      9,669,145      8,081,648
                                                         -----------    -----------    -----------
       Income from operations.........................     2,985,895      1,800,731        896,122
OTHER INCOME (EXPENSE)
  Interest, net.......................................      (637,995)      (651,359)      (488,891)
  Other, net..........................................      (154,145)      (103,034)      (113,734)
                                                         -----------    -----------    -----------
       Income before provision for income taxes.......     2,193,755      1,046,338        293,497
PROVISION FOR INCOME TAXES (Note 4)...................       690,000        314,000        121,000
                                                         -----------    -----------    -----------
       Net income.....................................   $ 1,503,755    $   732,338    $   172,497
                                                         ===========    ===========    ===========
WEIGHTED AVERAGE SHARES OUTSTANDING (Note 1)..........     3,089,238      3,034,781      2,991,283
                                                         ===========    ===========    ===========
EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE (Note
  1)..................................................          $.49           $.24           $.06
                                                         ===========    ===========    ===========

 The accompanying notes are an integral part of these consolidated statements.

                          UNITED AIR SPECIALISTS, INC.

              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
                FOR THE YEARS ENDED JUNE 30, 1996, 1995 AND 1994

                                                        COMMON STOCK
                                                         OUTSTANDING
                                                    ---------------------     RETAINED
                                                     SHARES       AMOUNT      EARNINGS       TOTAL
                                                    ---------    --------    ----------    ----------
BALANCE, June 30, 1993...........................     759,999    $952,391    $4,525,780    $5,478,171
ADD (DEDUCT):
  Common stock issued............................       3,500       2,083        10,168        12,251
  Common stock redeemed..........................      (3,537)     (4,333)      (21,153)      (25,486)
  Net income.....................................          --          --       172,497       172,497
  Three-for-one stock split (Note 1).............   1,522,696          --            --            --
  Current year translation adjustment
     (Note 1 and 6)..............................          --          --        76,228        76,228
                                                    ---------    --------    ----------    ----------
BALANCE, June 30, 1994...........................   2,282,658     950,141     4,763,520     5,713,661
ADD (DEDUCT):
  Common stock issued............................         100          25           129           154
  Common stock redeemed..........................      (5,850)     (2,210)      (11,602)      (13,812)
  Net income.....................................          --          --       732,338       732,338
  Current year translation adjustment
     (Note 1 and 6)..............................          --          --        79,923        79,923
                                                    ---------    --------    ----------    ----------
BALANCE, June 30, 1995...........................   2,276,908     947,956     5,564,308     6,512,264
ADD (DEDUCT):
  Common stock issued............................      55,400      15,379        75,082        90,461
  Common stock redeemed..........................      (1,703)        (69)         (332)         (401)
  Net income.....................................          --          --     1,503,755     1,503,755
  Five-for-four stock split (Note 1).............     581,660          --            --            --
  Current year translation adjustment
     (Note 1 and 6)..............................          --          --       (81,900)      (81,900)
                                                    ---------    --------    ----------    ----------
BALANCE, JUNE 30, 1996...........................   2,912,265    $963,266    $7,060,913    $8,024,179
                                                     ========    ========     =========     =========

 The accompanying notes are an integral part of these consolidated statements.

                          UNITED AIR SPECIALISTS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE YEARS ENDED JUNE 30, 1996, 1995 AND 1994

                                                            1996           1995           1994
                                                         -----------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income..........................................   $ 1,503,755    $   732,338    $   172,497
  Adjustments to reconcile to net cash provided by
     operating activities --
     Depreciation and amortization....................       961,195        875,625        873,814
     Deferred income taxes............................      (235,787)       171,797         54,629
     Net increase in current assets other than cash...       (42,643)    (2,952,586)        (1,061)
     Net increase (decrease) in accounts payable and
       accrued liabilities............................       412,349      2,144,579       (230,977)
     Other, net.......................................      (171,677)       (44,733)      (111,829)
                                                         -----------    -----------    -----------
       Net cash provided by operations................     2,427,192        927,020        757,073
                                                         -----------    -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Fixed asset additions...............................      (890,826)      (738,187)      (625,273)
  Fixed assets retired, net...........................       167,603        158,736         63,831
  Cash paid for acquisition of distributorship........       (40,000)       (65,000)      (100,000)
  Industrial Revenue Bond proceeds released from
     trust............................................            --             --      1,522,145
                                                         -----------    -----------    -----------
       Net cash provided by (used in) investing
          activities..................................      (763,223)      (644,451)       860,703
                                                         -----------    -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayment of Industrial Revenue Bonds...............      (195,000)      (178,750)    (1,557,550)
  Increase (decrease) in lines of credit..............       230,000     (1,177,865)         8,500
  (Decrease) increase in other notes payable..........    (1,191,706)     1,131,481       (421,659)
  Common stock issued.................................        90,060            154         12,251
  Common stock redeemed...............................          (401)       (13,812)       (25,486)
                                                         -----------    -----------    -----------
       Net cash used in financing activities..........    (1,067,047)      (238,792)    (1,983,944)
                                                         -----------    -----------    -----------
EFFECT OF EXCHANGE RATE CHANGES ON CASH...............        27,773         51,454         10,967
                                                         -----------    -----------    -----------
       Net increase (decrease) in cash................       624,695         95,231       (355,201)
CASH, beginning of year...............................       816,599        721,368      1,076,569
                                                         -----------    -----------    -----------
CASH, end of year.....................................   $ 1,441,294    $   816,599    $   721,368
                                                         ===========    ===========    ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest..............................   $   630,000    $   647,000    $   568,000
                                                         ===========    ===========    ===========
  Cash paid for taxes.................................   $   520,000    $    49,000    $    59,000
                                                         ===========    ===========    ===========

 The accompanying notes are an integral part of these consolidated statements.

                          UNITED AIR SPECIALISTS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          JUNE 30, 1996, 1995 AND 1994

1. SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

A. DESCRIPTION OF OPERATIONS

     United Air Specialists, Inc. and subsidiaries (the Company), is engaged in the business of manufacturing and selling commercial and industrial air cleaners, fluid contamination control equipment and high precision fluid spraying systems. The Company has manufacturing operations in the United States and sales and service centers in the United States, the United Kingdom and Germany. The Company's primary markets are the United States, Europe and the Far East.

B. PRINCIPLES OF CONSOLIDATION

     The accompanying financial statements include the accounts of the Company and all of its wholly-owned domestic and foreign subsidiaries. All material intercompany balances and transactions have been eliminated.

C. ESTIMATES

     In preparing the consolidated financial statements in conformity with generally accepted accounting principles, management has made, where necessary, estimates and judgments based on currently available information that affect certain of the amounts reflected in the consolidated financial statements. Actual results could differ from those estimates.

D. CASH

     Cash includes cash on hand, demand deposits and highly liquid investments with an initial maturity of three months or less.

E. TRANSLATION OF FOREIGN CURRENCY

     Assets and liabilities of foreign operations are translated using year-end exchange rates. Revenues and expenses are translated using exchange rates prevailing during the year. Currency translation adjustments are recorded as a component of shareholders' investment and not included in income until realized (see Note 6).

F. INVENTORIES

     The Company's inventories consist of the following components:

                                                                    1996          1995
                                                                 ----------    ----------
        Raw materials.........................................   $3,806,271    $3,622,582
        Work-in-process.......................................    2,186,387     2,349,916
        Finished goods........................................      788,819       630,026
                                                                 ----------    ----------
                                                                 $6,781,477    $6,602,524
                                                                 ==========    ==========

     The Company values approximately 65% of its inventories at last-in, first-out cost, which does not exceed market. All other inventories are accounted for under the lower of first-in, first-out (FIFO) cost or market method. If the FIFO method of inventory accounting had been used to value all inventory, inventories would have increased by approximately $554,000, $412,000 and $696,000 at June 30, 1996, 1995 and 1994, respectively, and net income for the years then ended would have increased by approximately $142,000 ($.05 per share) at June 30, 1996 and decreased by approximately $284,000 ($.09 per share), and $9,000 ($.00 per share) at June 30, 1995 and 1994, respectively.

                          UNITED AIR SPECIALISTS, INC.

G. DEPRECIATION AND AMORTIZATION

     The Company provides for depreciation and amortization of property, plant and equipment using both straight-line and accelerated methods over the estimated useful lives or lease lives of the various classes of assets. The lives range from 3 to 40 years.

     Intangible assets include goodwill and covenants not to compete and are being amortized on a straight-line basis with lives ranging from 5 to 40 years. The Company continually evaluates whether later events and circumstances have occurred that indicate the remaining estimated useful life of the intangible asset may warrant revision or that the remaining balance may not be recoverable.

H. REVENUE RECOGNITION

     The Company recognizes revenue as products are shipped and services are rendered. Provisions for estimated future warranty costs are recorded as products are shipped.

I. PRODUCT DEVELOPMENT COSTS

     Costs incurred in the development of new products and significant modifications to existing products are expensed as incurred. When development products become commercially salable, the sales and related costs are classified in income from operations. Total product development costs charged against income in 1996, 1995 and 1994 aggregated approximately $685,000, $601,000 and $693,000, respectively.

J. ADVERTISING COSTS

     The Company expenses the costs of advertising when these costs are incurred. Advertising expense consists of direct mailings, trade journal, and other advertising. Advertising expense was approximately $821,000, $728,000 and $527,000 in 1996, 1995 and 1994, respectively.

K. INCOME TAXES

     The Company provides for deferred taxes (future tax benefits) resulting from temporary differences between financial and taxable income. These temporary differences are primarily product warranty costs, bad debt reserves, depreciation, and certain accrued liabilities and reserves.

L. EARNINGS PER SHARE

     Earnings per common and common equivalent share are based on the weighted average number of common and common equivalent shares outstanding. Fully diluted earnings per share approximate primary earnings per share.

     On April 28, 1994, the Company's Board of Directors approved a three-for-one stock split to be effective June 1, 1994 for shareholders of record on May 18, 1994. On January 8, 1996, the Company's Board of Directors approved a five-for-four stock split to be effective February 2, 1996 for shareholders of record on January 19, 1996. All data with respect to earnings per share and weighted average number of shares outstanding has been retroactively adjusted to reflect these stock splits.

M. ACQUISITIONS

     On June 30, 1995, the Company purchased the assets of Air Cleaning Specialists (Phoenix distributorship), an Arizona Corporation engaged in the business of selling and servicing air cleaning equipment. The purchase price of this business was $165,000 and consisted of $65,000 paid in cash at the closing, forgiveness of $20,000 of indebtedness owed to the Company by the seller and a note in the amount of $80,000 (see

                          UNITED AIR SPECIALISTS, INC.

Note 3). The assets of this acquired business have been recorded on the June 30, 1995 balance sheet at their fair market value.

     Additional consideration will be paid to the seller of this business in future periods under a noncompete agreement. In 1996, $87,000 of expense was recognized related to this noncompete agreement. Additional payments will be calculated on a quarterly basis as a percentage of net sales of the business acquired (10% in 1997 and 8% in 1998 and 1999). The maximum amount of the sum of these payments is limited to $185,000.

N. NON-CASH TRANSACTIONS

     In December 1995, the Company purchased production equipment valued at $1.26 million and immediately executed a sale and leaseback transaction. This lease has been accounted for as an operating lease. During 1994, the Company acquired a distributor and recognized a deferred liability as part of the purchase price.

O. OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

     The Company has entered into forward foreign currency contracts to hedge certain currency transactions for periods consistent with the terms of the underlying transactions. These contracts are used to hedge the Company's exposure on certain of its purchases denominated in foreign currencies. While the forward contracts affect the Company's results of operations, they do not subject the Company to risk from exchange rate movements because gains and losses on these contracts offset gains and losses on the transactions being hedged. At June 30, 1996, the Company had one foreign currency contract outstanding to exchange pounds sterling for approximately $210,000 U.S. dollars. This contract expires within 30 days of June 30, 1996.

P. RECLASSIFICATIONS

     Certain reclassifications have been made to the 1995 and 1994 balances to be consistent with the current year presentation.

2. NEW ACCOUNTING STANDARDS

A. SFAS 121 -- "ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF"

     In March 1995, the Financial Accounting Standards Board issued Statement No. 121 ("SFAS 121") which establishes standards on accounting for the impairment of long-lived assets, goodwill and intangibles. The Company is required to adopt SFAS 121 no later than July 1, 1996. The Company believes that the adoption of this standard will not have a material impact on its consolidated financial statements.

B. SFAS 123 -- "ACCOUNTING FOR STOCK-BASED COMPENSATION"

     In October 1995, the Financial Accounting Standards Board issued Statement No. 123 ("SFAS 123"). SFAS 123, which establishes standards for stock-based compensation plans, suggests a fair-value-based method of accounting for employee stock options. However, this statement allows an entity to continue to measure compensation cost using the intrinsic-value-based method of accounting prescribed in APB Opinion No. 25. Entities which elect to remain with the accounting prescribed in APB No. 25 must make pro forma disclosures of net income and earnings per share as if the fair-value-based method had been applied. The Company intends to continue to account for its stock options using the intrinsic-value-based method of APB No. 25 and will be required to implement the disclosures required by SFAS 123 in its 1997 financial statements.

                          UNITED AIR SPECIALISTS, INC.

3. NOTES PAYABLE AND LONG-TERM OBLIGATIONS

     On June 7, 1995, the Company borrowed $271,900 under a $1,300,000 unsecured demand loan. The proceeds of this borrowing were used as a deposit on the acquisition of production equipment (see Note 7). The interest rate on this borrowing was prime. This borrowing was repaid in December 1995.

     In connection with the acquisition of the Phoenix distributorship, the Company executed a note payable in the amount of $80,000 as part of the purchase price of this business. This note carried a 6% interest rate and was paid in full on April 1, 1996.

     Long-term obligations consist of the following:

                                                                                JUNE 30,
                                                                        ------------------------
                                                                           1996          1995
                                                                        ----------    ----------
Industrial Revenue Bonds, variable interest rate, currently at 3.4%
  to 3.6%, due in annual installments through 2005, secured by land,
  building and equipment.............................................   $2,822,500    $3,017,500
Mortgage note payable, denominated in British pounds sterling, variable interest rate, secured by land and building, repaid in
  full in May 1996...................................................           --       354,807
Borrowings under domestic long-term lines of credit, at prime
  interest rate......................................................    3,875,000     3,645,000
Note payable to bank, denominated in Deutsche marks, FIBOR plus
  2 3/4%, payable in equal quarterly installments through 1998,
  currently at 6.22%.................................................      861,263     1,327,041
Other borrowings, various interest rates, due through 1999...........      271,891       380,909
                                                                        ----------    ----------
                                                                         7,830,654     8,725,257
Less: current portion................................................     (697,477)     (821,249)
                                                                        ----------    ----------
Long-term obligations................................................   $7,133,177    $7,904,008
                                                                        ==========    ==========

     Maturities of long-term obligations, including the domestic long-term lines of credit which are subject to renewal as discussed below, are as follows:

        1997..............................................................   $  697,477
        1998..............................................................    3,909,943
        1999..............................................................    1,124,484
        2000..............................................................      291,250
        2001..............................................................      316,500
        Thereafter........................................................    1,491,000
                                                                             ----------
                                                                             $7,830,654
                                                                             ==========

     The Industrial Revenue Bonds are backed by a letter of credit which requires an annual fee of 1.25% of the outstanding balance. This letter of credit expires in May 2001.

     Under the terms of the domestic long-term line of credit agreements, the Company has the right, subject to certain restrictions, to borrow up to $6,050,000 at the prime interest rate. There is an annual commitment fee of 3/8% on the unused portions of the lines of credit. The Company may borrow, repay, and reborrow under these lines of credit at any time. One line of credit ($2,550,000 outstanding at June 30, 1996) is renewed annually subject to the Company not being in default of covenants in the loan agreement as well as no material adverse change occurring in the Company's financial condition, and has been extended through November 1, 1997. At June 30, 1996, available borrowings under this agreement are $1,450,000.

     The second line of credit ($1,325,000 outstanding at June 30, 1996) is renewed annually on May 15th subject to the Company not being in default of covenants in the loan agreement as well as no material adverse change occurring in the Company's financial condition, and has been extended through May 1997. In addition,

                          UNITED AIR SPECIALISTS, INC.

if the second line of credit is not renewed in the following year, it will convert to a two-year term note which will be due in equal quarterly installments. At June 30, 1996, available borrowings are $676,000 under this agreement, which has been reduced for outstanding letters of credit of approximately $49,000.

     In connection with its debt agreements, the Company has agreed, among other things, (1) not to exceed certain limits in dividend payments and repurchases of stock; (2) to maintain certain working capital levels and meet certain financial ratio requirements; (3) not to exceed certain limits in annual capital expenditures; and (4) to limit additional indebtedness.

4. INCOME TAXES

     The provision for income taxes includes the following components:

                                                                 YEAR ENDED JUNE 30,
                                                          ---------------------------------
                                                            1996         1995        1994
                                                          ---------    --------    --------
        Provision for income taxes currently payable --
          Federal......................................   $ 697,000    $107,000    $ 47,000
          State and local..............................      35,000      35,000      20,000
          Foreign......................................     194,000          --          --
                                                          ---------    --------    --------
                                                            926,000     142,000      67,000
        Provision for deferred income taxes............    (236,000)    172,000      54,000
                                                          ---------    --------    --------
        Total provision................................   $ 690,000    $314,000    $121,000
                                                          =========    ========    ========

     The following is a reconciliation between the income tax provision at the statutory federal rate and the actual income tax provision:

                                                            1996         1995        1994
                                                          ---------    --------    --------
        Provision for income taxes at statutory rate...   $ 746,000    $356,000    $ 88,000
        Increase (decrease) in taxes resulting from --
          State and local taxes........................      35,000      35,000      14,000
          Foreign taxes................................     (49,000)     14,000       7,000
          Valuation allowance..........................     195,000     (80,000)     11,000
          Foreign tax credits..........................    (273,000)         --          --
          Other........................................      36,000     (11,000)      1,000
                                                           --------     -------     -------
        Actual provision for income taxes..............   $ 690,000    $314,000    $121,000
                                                           ========     =======     =======

                          UNITED AIR SPECIALISTS, INC.

     The net future tax benefit consisted of the following:

                                                                         JUNE 30,
                                                                  ----------------------
                                                                    1996         1995
                                                                  ---------    ---------
        Deferred tax liabilities:
          Tax depreciation over book depreciation..............   $(270,000)   $(282,000)
        Deferred tax assets:
          Foreign tax credits..................................     295,000           --
          Warranty.............................................     213,000      103,000
          Vacation.............................................      44,000       40,000
          Employee benefits....................................      54,000       63,000
          Allowance for doubtful accounts......................      70,000       59,000
          Inventory............................................      55,000       64,000
          Other................................................     197,000      180,000
          Valuation allowance..................................    (295,000)    (100,000)
                                                                  ---------    ---------
               Total deferred tax assets.......................     633,000      409,000
                                                                  ---------    ---------
        Net future tax benefit.................................   $ 363,000    $ 127,000
                                                                  =========    =========

     The Company has provided a valuation allowance related to future tax credits which may not be realizable. The Company has established a Foreign Sales Corporation (FSC) in the U.S. Virgin Islands.

5. EMPLOYEE STOCK OPTION PLANS

     Under the stock option plans approved by the shareholders in 1985, 1991 and 1994, 531,250 shares of common stock were reserved for the granting of options to officers and other key employees. These options vest 50% one year from the grant date, and the remaining 50% vest after the second year. Certain options cannot be exercised until the Company's common stock exceeds a certain market price. Activity related to stock options is as follows:

                                                                   YEAR ENDED JUNE 30,
                                                              -----------------------------
                                                               1996       1995       1994
                                                              -------    -------    -------
        Outstanding at beginning of period.................   377,000    416,000    419,000
        Granted (from $3.30 to $4.20)......................    57,000     18,000     80,000
        Expired or canceled................................    (8,000)   (57,000)   (69,000)
        Exercised..........................................   (65,000)        --    (14,000)
                                                              -------    -------    -------
        Outstanding at end of period (from $1.33 to
          $4.20)...........................................   361,000    377,000    416,000
                                                              =======    =======    =======
        Exercisable at end of period (from $1.33 to
          $4.20)...........................................   275,000    320,000    238,000
                                                              =======    =======    =======

6. CURRENCY TRANSLATION

     The Company complies with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation," for translating foreign currency denominated financial statements in reporting its consolidated financial position. The statement provides that the net cumulative translation adjustment be recorded as a

                          UNITED AIR SPECIALISTS, INC.

separate component of shareholders' investment. An analysis of the cumulative translation adjustment (on which no deferred taxes were provided) included in shareholders' investment at June 30 is as follows:

                                                                       YEAR ENDED JUNE 30,
                                                                ---------------------------------
                                                                  1996        1995        1994
                                                                --------    --------    ---------
Cumulative translation loss, beginning of year...............   $ (5,436)   $(85,359)   $(161,587)
Aggregate translation gain (loss), during the year...........    (81,900)     79,923       76,228
                                                                --------    --------    ---------
Cumulative translation loss, end of year.....................   $(87,336)   $ (5,436)   $ (85,359)
                                                                ========    ========    =========

7. COMMITMENTS

     The Company leases certain plant, office facilities, automobiles and machinery and equipment under operating leases which expire through 2003. Total rentals charged against income with respect to such property in 1996, 1995 and 1994 aggregated approximately $388,000, $281,000 and $250,000, respectively. The minimum commitments for the above leases at June 30, 1996, are as follows:

                               YEAR ENDING JUNE 30,
        ------------------------------------------------------------------
             1997.........................................................   $  478,729
             1998.........................................................      428,128
             1999.........................................................      381,557
             2000.........................................................      317,615
             2001.........................................................      250,783
             Thereafter...................................................      344,258
                                                                             ----------
                                                                             $2,201,070
                                                                             ==========

     The Company has contracts with a current officer and also a now retired officer of the Company which provide for annual payments of specified percentages of their final base income in exchange for noncompete covenants upon retirement from active service. Payments under the contract to the retired officer during 1996 and 1995 were approximately $50,000.

     Effective May 1996, a stock repurchase program was authorized which allows the Company to repurchase up to $240,000 of common stock from certain officers. Additionally, the Company has a stock repurchase agreement with a minority shareholder which requires it to repurchase the minority shareholder's interest if the Company's chief executive officer leaves the Company other than by normal retirement or death. The repurchase price would be the greater of 78% of book value or the average market value of the stock for the five-day period prior to the event triggering the redemption.

     During August 1996, the Company settled the lawsuit filed against them in 1995 which alleged defective performance of a product. The Company's obligation related to this settlement has been fully accrued at June 30, 1996.

     The Company is also party to various other legal proceedings arising from its operations. The management of the Company believes that the outcome of these proceedings, individually and in the aggregate, will have no material adverse effect on the Company's financial position or results of operations.

8. EMPLOYEE BENEFIT PLAN

     The Company maintains an employee savings plan (a 401(k) plan). The Company matches a percentage of an employee's contribution. The Company's matching contributions are funded currently. The cost of the matching program and administrative costs charged to income was approximately $70,000 in 1996, $67,000 in 1995 and $51,000 in 1994.

                          UNITED AIR SPECIALISTS, INC.

9. BUSINESS SEGMENTS

     The following tables summarize the Company's industry segment data for 1996, 1995 and 1994:

                                                                                            APPLIED
                                                         CONSOLIDATED        AIR           ELECTRO-
                         1996                              SEGMENTS       CLEANING          STATICS
------------------------------------------------------   ------------    -----------    ---------------
Net sales to unaffiliated customers...................   $ 40,818,000    $35,800,000      $ 5,018,000
Income from operations................................      2,986,000      2,774,000          212,000
Assets................................................     22,052,000     19,359,000        2,693,000
Depreciation and amortization.........................        961,000        887,000           74,000
Capital expenditures..................................        891,000        835,000           56,000
1995
------------------------------------------------------
Net sales to unaffiliated customers...................   $ 34,831,000    $30,919,000      $ 3,912,000
Income (loss) from operations.........................      1,801,000      2,719,000         (918,000)
Assets................................................     21,450,000     19,041,000        2,409,000
Depreciation and amortization.........................        876,000        813,000           63,000
Capital expenditures..................................        738,000        687,000           51,000
1994
------------------------------------------------------
Net sales to unaffiliated customers...................   $ 29,311,000    $26,068,000      $ 3,243,000
Income (loss) from operations.........................        896,000      1,167,000         (271,000)
Assets................................................     18,281,000     16,270,000        2,011,000
Depreciation and amortization.........................        874,000        778,000           96,000
Capital expenditures..................................        625,000        556,000           69,000

10. GEOGRAPHIC MARKETS

     The Company has a significant concentration of operations in Europe. The Company's sales in the European market were $10,197,000, $7,692,000 and $5,991,000 in 1996, 1995 and 1994, respectively. Sales and profitability of the Company's European operations are vulnerable to the economic conditions in these countries. At June 30, 1996 and 1995, the Company's European operations had identifiable assets of approximately $5,500,000 and $4,435,000, respectively, and net assets of $2,280,000 and $1,702,000, respectively.

11. MAJOR CUSTOMER

     Net sales to one customer, who is a minority shareholder of the Company, represent approximately 6% of total net sales in 1996, 1995 and 1994. Accounts receivable from this same customer represent approximately 9% of total accounts receivable at June 30, 1996 and 1995.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

     Financial instruments consist of cash and cash equivalents, short-term borrowings, long-term debt and foreign currency contracts.

                          UNITED AIR SPECIALISTS, INC.

     The following table summarizes the fair value of these instruments in comparison to their carrying value:

                                                       JUNE 30, 1996                JUNE 30, 1995
                                                 -------------------------    -------------------------
                                                 CARRYING OR                  CARRYING OR
                                                  NOTIONAL         FAIR        NOTIONAL         FAIR
                                                    VALUE         VALUE          VALUE         VALUE
                                                 -----------    ----------    -----------    ----------
Cash and cash equivalents.....................   $ 1,441,294    $1,441,294    $   816,599    $  816,599
Short-term borrowings.........................       697,477       697,477      1,173,149     1,173,149
Long-term debt................................     7,133,177     7,133,177      7,904,008     7,904,008
Foreign currency contracts....................       207,476       209,801        170,132       171,076

     The following methods and assumptions were used to estimate the fair value of financial instruments:

A. CASH AND CASH EQUIVALENTS

     The carrying amount of cash and cash equivalents approximates its fair value.

B. SHORT-TERM BORROWINGS

     The carrying value of these borrowings approximates its fair value due to the short-term maturities of these instruments.

C. LONG-TERM DEBT

     All of the Company's long-term borrowings carry variable interest rates. The carrying amount of these borrowings approximates its fair value.

D. FOREIGN CURRENCY CONTRACTS

     The fair value of foreign currency contracts is the amount the Company would receive or pay to terminate these arrangements. The fair value is based on quoted market prices of contracts with similar maturities.

                          UNITED AIR SPECIALISTS, INC.

13. QUARTERLY DATA (UNAUDITED)

     Summarized quarterly financial data for fiscal 1996 and 1995 are as follows:

                                                  1996
        ----------------------------------------------------------------------------------------
                                               NET           GROSS          NET        EARNINGS
        QUARTER                               SALES         PROFIT         INCOME      PER SHARE
        --------------------------------   -----------    -----------    ----------    ---------
        First...........................   $ 9,893,348    $ 3,290,377    $  254,000       .08
        Second..........................    10,959,182      3,752,299       377,000       .12
        Third...........................     9,402,128      3,181,405       314,000       .10
        Fourth..........................    10,563,388      3,806,043       558,755       .19
                                           -----------    -----------    ----------       ---
        Total...........................   $40,818,046    $14,030,124    $1,503,755       .49
                                           ===========    ===========    ==========       ===

                                                 1995
        ---------------------------------------------------------------------------------------
                                                NET           GROSS         NET       EARNINGS
        QUARTER                                SALES         PROFIT        INCOME     PER SHARE
        ---------------------------------   -----------    -----------    --------    ---------
        First............................   $ 7,647,342    $ 2,335,182    $ 88,844       .03
        Second...........................     7,857,520      2,342,600      59,934       .02
        Third............................     9,319,568      3,038,945     226,809       .08
        Fourth...........................    10,006,211      3,753,149     356,751       .11
                                            -----------    -----------    --------       ---
        Total............................   $34,830,641    $11,469,876    $732,338       .24
                                            ===========    ===========    ========       ===

14. SUBSEQUENT EVENT

     On September 24, 1996, the Company announced that it had signed a definitive agreement to merge with CLARCOR Inc., a manufacturer of filtration and packaging products. The Company's Board of Directors has approved the transaction which will involve an exchange of stock. Each share of United Air Specialists, Inc. (UAS) stock will be exchanged for .3702116 shares of CLARCOR common stock. The exchange rate is subject to adjustment based upon the actual number of UAS common stock outstanding at the closing. The completion of this transaction is subject to shareholder and regulatory approval. The transaction has been structured as a tax-free reorganization which will be accounted for as a pooling of interests.

                                                                     SCHEDULE II

                 UNITED AIR SPECIALISTS, INC. AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS
                    YEARS ENDED JUNE 30, 1996, 1995 AND 1994

                                    BALANCE,       CHARGED TO     CHARGED TO                     BALANCE,
                                  AT BEGINNING     COSTS AND         OTHER                       AT END OF
          DESCRIPTION              OF PERIOD        EXPENSES      ACCOUNTS(A)     DEDUCTIONS      PERIOD
--------------------------------  ------------     ----------     -----------     ----------     ---------
YEAR ENDED JUNE 30, 1996
  Allowance for
     Doubtful Accounts..........    $169,000       $  104,174       $ 7,646       $  (30,820)    $ 250,000
  Deferred Taxes
     Valuation Allowance........    $100,000       $  195,000                                    $ 295,000
YEAR ENDED JUNE 30, 1995
  Allowance for
     Doubtful Accounts..........    $115,000       $  136,410       $25,449       $ (107,859)    $ 169,000
  Deferred Taxes
     Valuation Allowance........    $179,984       $  (79,984)                                   $ 100,000
YEAR ENDED JUNE 30, 1994
  Allowance for
     Doubtful Accounts..........    $285,000       $ (101,672)      $30,022       $  (98,350)    $ 115,000
  Deferred Taxes
     Valuation Allowance........    $140,355       $   39,629                                    $ 179,984

---------------

(a) primarily the collection of previously written-off accounts.

                 UNITED AIR SPECIALISTS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS



                                                                      SEPTEMBER 30,     JUNE 30,
                                                                          1996            1996
                                                                      -------------    -----------
                                                                       (UNAUDITED)

                                 ASSETS
CURRENT ASSETS:
  Cash.............................................................    $  1,193,438    $ 1,441,294
  Accounts receivable, less allowance for doubtful accounts of
     $225,000 at September 30, 1996 and $250,000 at June 30,
     1996..........................................................       6,162,919      5,940,014
  Inventories......................................................       7,015,293      6,781,477
  Prepaid expenses and other.......................................         522,847        610,378
  Future tax benefit...............................................         633,015        633,015
                                                                       ------------    -----------
       Total current assets........................................      15,527,512     15,406,178
                                                                       ------------    -----------
PROPERTY, PLANT AND EQUIPMENT:
  Land and land improvements.......................................         693,783        686,512
  Buildings and leasehold improvements.............................       4,737,643      4,616,252
  Machinery, equipment and furniture...............................       6,904,250      6,819,794
  Autos and trucks.................................................         892,640        881,625
  Construction in progress.........................................         169,895         96,264
                                                                        -----------    -----------
                                                                         13,398,211     13,100,447
  Less: accumulated depreciation and amortization..................      (7,510,566)    (7,291,150)
                                                                        -----------    -----------
                                                                          5,887,645      5,809,297
                                                                        -----------    -----------
OTHER ASSETS
  Intangibles, net of accumulated amortization of $371,200 at
     September 30, 1996 and $360,415 at June 30, 1996..............         391,876        402,661
  Other, net.......................................................         183,930        433,413
                                                                       ------------    -----------
                                                                       $ 21,990,963    $22,051,549
                                                                       ============    ===========
            LIABILITIES AND SHAREHOLDERS' INVESTMENT
CURRENT LIABILITIES:
  Current portion of long-term obligations.........................    $    690,817    $   697,477
  Accounts payable.................................................       1,997,628      2,078,852
  Accrued expenses.................................................       1,638,427      2,418,636
  Accrued payroll..................................................         283,201        585,342
  Accrued commissions..............................................         285,075        323,754
  Income taxes payable.............................................         642,732        519,963
                                                                       ------------    -----------
       Total current liabilities...................................       5,537,880      6,624,024
                                                                       ------------    -----------
LONG-TERM OBLIGATIONS, less current portion shown above:
  Industrial Revenue Bonds.........................................       2,547,500      2,606,250
  Borrowings under lines of credit.................................       4,727,500      3,875,000
  Other............................................................         582,017        651,927
                                                                       ------------    -----------
                                                                          7,857,017      7,133,177
                                                                       ------------    -----------
DEFERRED INCOME TAXES..............................................         270,169        270,169
                                                                       ------------    -----------
SHAREHOLDERS' INVESTMENT:
  Common stock, no par value; authorized 4,000,000 shares;
     2,908,828 and 2,912,265 shares outstanding at September 30,
     1996 and June 30, 1996, respectively; stated at...............         963,266        963,266
  Retained earnings................................................       7,424,249      7,148,249
  Cumulative translation adjustment................................         (61,618)       (87,336)
                                                                       ------------    -----------
                                                                          8,325,897      8,024,179
                                                                       ------------    -----------
                                                                       $ 21,990,963    $22,051,549
                                                                       ============    ===========

   The accompanying notes are an integral part of these consolidated balance sheets.

                 UNITED AIR SPECIALISTS, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                         THREE MONTHS ENDED
                                                                           SEPTEMBER 30,
                                                                     --------------------------
                                                                        1996            1995
                                                                     ----------      ----------
                                                                            (UNAUDITED)
NET SALES.........................................................   $9,734,991      $9,893,348
COST OF SALES.....................................................    6,400,550       6,602,971
                                                                     ----------      ----------
       Gross Profit...............................................    3,334,441       3,290,377
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES......................    2,771,998       2,641,952
                                                                     ----------      ----------
       Income from operations.....................................      562,443         648,425
OTHER INCOME (EXPENSE):
  Interest expense................................................     (146,361)       (179,689)
  Interest income.................................................        2,328           1,626
  Other...........................................................       34,075         (45,409)
                                                                     ----------      ----------
       Income before provision for income taxes...................      452,485         424,953
PROVISION FOR INCOME TAXES........................................      176,485         170,953
                                                                     ----------      ----------
       Net income.................................................   $  276,000      $  254,000
                                                                     ==========      ==========
WEIGHTED AVERAGE SHARES OUTSTANDING...............................    3,191,689       3,090,465
                                                                     ==========      ==========
EARNINGS PER COMMON AND COMMON
  EQUIVALENT SHARE................................................         $.09            $.08
                                                                     ==========      ==========

 The accompanying notes are an integral part of these consolidated statements.

                 UNITED AIR SPECIALISTS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                         THREE MONTHS ENDED
                                                                            SEPTEMBER 30,
                                                                      -------------------------
                                                                         1996           1995
                                                                      -----------     ---------
                                                                             (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.......................................................   $   276,000     $ 254,000
  Adjustments to reconcile to net cash provided by operating activities:
     Depreciation and amortization.................................       274,736       219,793
     Net increase in receivables...................................      (191,434)     (834,574)
     Net increase (decrease) in allowance for doubtful accounts....       (25,000)      117,850
     Net increase in inventories...................................      (222,295)      (50,878)
     Net decrease in accounts payable..............................       (82,371)     (401,793)
     Net increase (decrease) in accrued expenses...................    (1,000,763)      102,305
     Other.........................................................       224,892        33,991
                                                                      -----------     ---------
       Net cash used in operations.................................      (746,235)     (559,306)
                                                                      -----------     ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Fixed asset additions............................................      (277,741)     (306,701)
  Fixed assets retired.............................................        62,463        58,334
                                                                      -----------     ---------
       Net cash used in investing activities.......................      (215,278)     (248,367)
                                                                      -----------     ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayment of Industrial Revenue Bonds............................       (52,500)      (47,500)
  Increase in lines of credit borrowings...........................       852,500       855,000
  Repayment of foreign notes payable...............................       (86,061)      (91,941)
  Decrease in long-term obligations................................        (5,056)      (39,868)
  Common stock issued..............................................            --        82,572
                                                                      -----------     ---------
       Net cash provided by financing activities...................       708,883       758,263
                                                                      -----------     ---------
       Net decrease in cash........................................      (252,630)      (49,410)
  Effect of foreign currency translation adjustment on cash........         4,774        (7,917)
CASH, beginning of period..........................................     1,441,294       816,599
                                                                      -----------     ---------
CASH, end of period................................................   $ 1,193,438     $ 759,272
                                                                      ===========     =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest...........................................   $   114,800     $ 182,600
                                                                      ===========     =========
  Cash paid for taxes..............................................   $    16,800     $  21,100
                                                                      ===========     =========

 The accompanying notes are an integral part of these consolidated statements.

                 UNITED AIR SPECIALISTS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

(1) BASIS OF PRESENTATION

     The consolidated financial statements included herein have not been examined by independent public accountants, but include all adjustments (consisting of normal recurring entries) which are, in the opinion of management, necessary for a fair statement of the results for such periods.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to the requirements of the Securities and Exchange Commission, although UAS believes that the disclosures included in these financial statements are adequate to make the information not misleading.

     It is suggested that these consolidated financial statements be read in conjunction with the consolidated financial statements and notes thereto included in UAS's latest Form 10-K.

     The results of operations for the interim periods are not necessarily indicative of the results to be expected for the year.

(2) INVENTORIES

     Inventories are comprised of the following:

                                                                 SEPTEMBER 30,     JUNE 30,
                                                                     1996            1996
                                                                 -------------    ----------
        Raw materials.........................................    $ 3,954,645     $3,806,271
        Work-in-process.......................................      2,280,649      2,186,387
        Finished goods........................................        779,999        788,819
                                                                   ----------     ----------
                                                                  $ 7,015,293     $6,781,477
                                                                   ==========     ==========

(3) INCOME TAXES

     The provisions for income taxes were computed at the estimated annualized effective tax rates utilizing current tax law in effect.

(4) EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE

     Earnings per common and common equivalent share are based on the weighted average number of common and common equivalent shares outstanding during each period, increased by the effect of dilutive stock options as computed applying the treasury stock method. All data with respect to earnings per common and common equivalent share and weighted average number of shares outstanding have been retroactively adjusted to reflect a five-for-four stock split which became effective on February 2, 1996.

(5) PENDING MERGER

     On September 24, 1996, UAS announced that it had signed a definitive agreement to merge with CLARCOR, a manufacturer of filtration and packaging products. The Board of Directors of UAS has approved the transaction which will involve an exchange of stock. Each share of UAS Common Stock will be exchanged for .3702116 shares of CLARCOR Common Stock. The exchange rate is subject to adjustment based upon the actual number of fully diluted shares of UAS Common Stock outstanding at the closing. The completion of this transaction is subject to shareholder and regulatory approval.

                                  CLARCOR INC.
               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

                                     INDEX

Introduction.........................................................................   F-23
Unaudited Pro Forma Combined Balance Sheet as of August 31, 1996.....................   F-24
Unaudited Pro Forma Combined Statement of Income for the Nine Months Ended
  August 31, 1996....................................................................   F-25
Unaudited Pro Forma Combined Statement of Income for the Nine Months Ended
  September 2, 1995..................................................................   F-26
Unaudited Pro Forma Combined Statement of Income for the Year Ended November 30,
  1995...............................................................................   F-27
Unaudited Pro Forma Combined Statement of Income for the Year Ended November 30,
  1994...............................................................................   F-28
Unaudited Pro Forma Combined Statement of Income for the Year Ended November 30,
  1993...............................................................................   F-29
Unaudited Pro Forma Combined Statement of Income for the Year Ended November 30,
  1992...............................................................................   F-30
Unaudited Pro Forma Combined Statement of Income for the Year Ended November 30,
  1991...............................................................................   F-31
Notes to Unaudited Pro Forma Combined Financial Statements...........................   F-32

                                  CLARCOR INC.

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

INTRODUCTION

     The following unaudited pro forma combined financial statements (the "Unaudited Pro Forma Financial Statements") have been presented to reflect the estimated impact on the historical Consolidated Financial Statements of CLARCOR of the Merger and the issuance of approximately 1,209,302 shares of CLARCOR Common Stock constituting the Share Issuance. The Merger will be accounted for as a pooling of interests.

     The Unaudited Pro Forma Combined Statements of Income for each of the five years in the period ended November 30, 1995 and for the nine-month periods ended August 31, 1995 and 1996 assume that the Merger had been consummated at the beginning of the earliest period presented. The Unaudited Pro Forma Combined Balance Sheet at August 31, 1996 assumes that the Merger had been consummated on August 31, 1996.

     CLARCOR will take a one-time pre-tax charge covering the costs of the Merger for integrating the combined operations and for other unusual and nonrecurring items in the quarter in which the Merger is consummated. Such pre-tax charge, which is currently estimated to be in the range of $2.0 million to $3.0 million, will include: (i) the costs of integrating the businesses of the two companies; (ii) the direct costs of the Merger, including the fees of financial advisors, legal counsel and independent auditors; (iii) the non-compete payments; and (iv) other unusual and nonrecurring items. The after-tax cost of such charge is currently estimated to be in the range of $1.2 million to $1.8 million and the larger amount has been charged to Shareholders' Equity in the Pro Forma Combined Balance Sheet at August 31, 1996. The estimated charge and the nature of the costs included therein are subject to change as CLARCOR's integration plan is developed and more accurate estimates become possible. Moreover, the after-tax cost of such estimated charge is likely to change depending upon the magnitude of the pre-tax charge, the nature of the costs included therein, the tax laws of the particular countries applicable to the entities incurring such costs and the tax-paying status of such entities.

     The Unaudited Pro Forma Financial Statements give effect only to the reclassifications and adjustments set forth in the accompanying Notes to Unaudited Pro Forma Combined Financial Financial Statements and do not reflect any cost savings and other synergies anticipated by CLARCOR's management as a result of the Merger. The Unaudited Pro Forma Financial Statements are not necessarily indicative of the results of operations or the financial position which would have occurred had the Merger been consummated at the beginning of the earliest period presented, nor is it necessarily indicative of CLARCOR's future results of operations or financial position.

     The Unaudited Pro Forma Financial Statements should be read in conjunction with the historical Consolidated Financial Statements of CLARCOR and UAS incorporated by reference or appearing elsewhere in this Proxy
Statement/Prospectus. See "AVAILABLE INFORMATION," "INCORPORATION OF DOCUMENTS BY REFERENCE," "ADDITIONAL INFORMATION REGARDING UAS" and "UAS CONSOLIDATED FINANCIAL STATEMENTS."

     The Unaudited Pro Forma Financial Statements include financial data for UAS for each of the five fiscal years ended in the period ended September 30, 1995 and for the nine-month periods ended June 30, 1996 and June 30, 1995. UAS has a fiscal year-end of June 30. For purposes of these pro forma combined financial statements, UAS's income statement data was restated to a September 30 year-end date and UAS's June 30, 1996 balance sheet data was used to more closely approximate CLARCOR's year-end. For ease of reference, all column headings used in the Unaudited Pro Forma Financial Statements refer to the period-ended date of CLARCOR.

                 UNAUDITED PRO FORMA COMBINED BALANCE SHEET(1)
                             AS OF AUGUST 31, 1996

                                                          HISTORICAL
                                               --------------------------------
                                                   CLARCOR             UAS                 PRO FORMA
                                               ---------------    -------------         (NOTES 1 AND 2)
                                                    AS OF             AS OF        -------------------------
                                               AUGUST 31, 1996    JUNE 30, 1996    ADJUSTMENTS      COMBINED
                                               ---------------    -------------    -----------      --------
                                                                  (DOLLARS IN THOUSANDS)
ASSETS
Current assets:
  Cash and short-term cash investments......      $   1,521          $ 1,441                        $  2,962
  Accounts receivable, net..................         55,465            5,940                          61,405
  Inventories...............................         54,632            6,782                          61,414
  Prepaid expenses..........................          3,464              610                           4,074
  Other.....................................          4,035              633                           4,668
                                                   --------          -------         -------        --------
     Total current assets...................        119,117           15,406              --         134,523
Plant assets, net...........................         77,112            5,809                          82,921
Marketable equity securities, at fair
  value.....................................          5,306               --                           5,306
Excess of cost over fair value of assets
  acquired, less accumulated amortization...         15,283              403                          15,686
Pension assets..............................         12,253               --                          12,253
Other noncurrent assets.....................          9,498              433                           9,931
                                                   --------          -------         -------        --------
                                                  $ 238,569          $22,051         $    --        $260,620
                                                   ========          =======         =======        ========
LIABILITIES
Current liabilities:
  Current portion of long-term debt.........      $   7,515          $   697                           8,212
  Accounts payable..........................         19,401            2,079           3,000          24,480
  Income taxes..............................          1,979              520          (1,200)          1,299
  Other accrued liabilities.................         15,328            3,328                          18,656
                                                   --------          -------         -------        --------
     Total current liabilities..............         44,223            6,624           1,800          52,647
Long-term debt, less current portion........         37,035            7,133                          44,168
Long-term pension liabilities...............          6,536               --                           6,536
Other long-term liabilities.................          9,052              270                           9,322
Minority interest...........................            884               --                             884

SHAREHOLDERS' EQUITY
Capital stock...............................         14,878              963                          15,841
Retained earnings...........................        124,357            7,148          (1,800)        129,705
Other shareholders' equity..................          1,604              (87)                          1,517
                                                   --------          -------         -------        --------
     Total shareholders' equity.............        140,839            8,024          (1,800)        147,063
                                                   --------          -------         -------        --------
     Total liabilities and shareholders'
       equity...............................      $ 238,569          $22,051         $    --        $260,620
                                                   ========          =======         =======        ========

---------------

(1) Reflects the financial position of CLARCOR on a pro forma basis assuming the Merger had been consummated on August 31, 1996.

        See Notes to Unaudited Pro Forma Combined Financial Statements.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME(1)
                   FOR THE NINE MONTHS ENDED AUGUST 31, 1996

                                                           HISTORICAL
                                                --------------------------------
                                                    CLARCOR             UAS                PRO FORMA
                                                ---------------    -------------        (NOTES 1 AND 2)
                                                 PERIOD ENDED      PERIOD ENDED     -----------------------
                                                AUGUST 31, 1996    JUNE 30, 1996    ADJUSTMENTS    COMBINED
                                                ---------------    -------------    -----------    --------
                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net Sales.....................................     $ 242,583          $30,925                      $273,508
  Cost of sales...............................       174,234           20,185                       194,419
                                                    --------          -------          ------      --------
  Gross profit................................        68,349           10,740              --        79,089
  Selling and administrative expenses.........        40,560            8,402                        48,962
                                                    --------          -------          ------      --------
Operating Profit..............................        27,789            2,338              --        30,127
  Interest expense............................        (2,390)            (460)                       (2,850)
  Interest income.............................           641               --                           641
  Equity in net earnings of affiliates........           142               --                           142
  Minority interests in earnings of
     subsidiaries.............................          (109)              --                          (109)
  Other income (expense)......................          (166)            (109)                         (275)
                                                    --------          -------          ------      --------
Earnings Before Income Taxes..................        25,907            1,769              --        27,676
  Provision for income taxes..................         9,641              519                        10,160
                                                    --------          -------          ------      --------
Net Earnings..................................     $  16,266          $ 1,250         $    --      $ 17,516
                                                    ========          =======          ======      ========
                                                      14,854                            1,209        16,063
Weighted Average Shares Outstanding...........      ========                           ======      ========
                                                       $1.10                                          $1.09
Net Earnings Per Share........................      ========                                       ========

---------------
(1) Reflects the results of operations of CLARCOR on a pro forma basis assuming the Merger had been consummated at the beginning of the earliest period presented.

        See Notes to Unaudited Pro Forma Combined Financial Statements.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME(1)
                  FOR THE NINE MONTHS ENDED SEPTEMBER 2, 1995

                                                                                             PRO FORMA
                                                           HISTORICAL                     (NOTES 1 AND 2)
                                               -----------------------------------    -----------------------
                                                    CLARCOR               UAS
                                               ------------------    -------------
                                                  PERIOD ENDED       PERIOD ENDED
                                               SEPTEMBER 2, 1995     JUNE 30, 1995    ADJUSTMENTS    COMBINED
                                               ------------------    -------------    -----------    --------
                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net Sales....................................       $204,444            $27,184                      $231,628
  Cost of sales..............................        146,173             18,049                       164,222
                                                    --------            -------          ------      --------
  Gross profit...............................         58,271              9,135              --        67,406
  Selling and administrative expenses........         33,243              7,585                        40,828
                                                    --------            -------          ------      --------
Operating Profit.............................         25,028              1,550              --        26,578
  Interest expense...........................         (1,804)              (502)                       (2,306)
  Interest income............................            609                 --                           609
  Equity in net earnings of affiliates.......             73                 --                            73
  Minority interests in earnings of
     subsidiaries............................             61                 --                            61
  Other income (expense).....................            155               (145)                           10
                                                    --------            -------          ------      --------
Earnings Before Income Taxes.................         24,122                903              --        25,025
  Provision for income taxes.................          9,358                259              --         9,617
                                                    --------            -------          ------      --------
Net Earnings.................................       $ 14,764            $   644         $    --      $ 15,408
                                                    ========            =======          ======      ========
Weighted Average Shares Outstanding..........         14,794                              1,209        16,003
                                                      ======                              =====        ======
Net Earnings Per Share.......................          $1.00                                            $0.96
                                                       =====                                            =====

---------------
(1) Reflects the results of operations of CLARCOR on a pro forma basis assuming the Merger had been consummated at the beginning of the earliest period presented.

        See Notes to Unaudited Pro Forma Combined Financial Statements.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME(1)
                      FOR THE YEAR ENDED NOVEMBER 30, 1995

                                                        HISTORICAL
                                          ---------------------------------------
                                               CLARCOR                UAS                   PRO FORMA
                                          -----------------    ------------------        (NOTES 1 AND 2)
                                             YEAR ENDED            YEAR ENDED        -----------------------
                                          NOVEMBER 30, 1995    SEPTEMBER 30, 1995    ADJUSTMENTS    COMBINED
                                          -----------------    ------------------    -----------    --------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net Sales................................     $ 290,194             $ 37,077                        $327,271
  Cost of sales..........................       209,653               24,652                         234,305
                                               --------              -------            ------      --------
  Gross profit...........................        80,541               12,425                --        92,966
  Selling and administrative expenses....        45,176               10,227                          55,403
                                               --------              -------            ------      --------
Operating Profit.........................        35,365                2,198                --        37,563
  Interest expense.......................        (2,693)                (680)                         (3,373)
  Interest income........................           830                   --                             830
  Equity in net earnings of affiliates...           246                   --                             246
  Minority interest in earnings of
     subsidiaries........................           (71)                  --                             (71)
  Other income (expense).................           459                 (191)                            268
                                               --------              -------            ------      --------
Earnings Before Income Taxes.............        34,136                1,327                --        35,463
  Provision for income taxes.............        12,182                  430                          12,612
                                               --------              -------            ------      --------
Net Earnings.............................     $  21,954             $    897           $    --      $ 22,851
                                               ========              =======            ======      ========
Weighted Average Shares Outstanding......        14,801                                  1,209        16,010
                                               ========                                 ======      ========
Net Earnings Per Share...................         $1.48                                                $1.43
                                               ========                                             ========

---------------
(1) Reflects the results of operations of CLARCOR on a pro forma basis assuming the Merger had been consummated at the beginning of the earliest period presented.

        See Notes to Unaudited Pro Forma Combined Financial Statements.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME(1)
                      FOR THE YEAR ENDED NOVEMBER 30, 1994

                                                        HISTORICAL
                                          ---------------------------------------
                                               CLARCOR                UAS                   PRO FORMA
                                          -----------------    ------------------        (NOTES 1 AND 2)
                                             YEAR ENDED            YEAR ENDED        -----------------------
                                          NOVEMBER 30, 1994    SEPTEMBER 30, 1994    ADJUSTMENTS    COMBINED
                                          -----------------    ------------------    -----------    --------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net Sales................................     $ 270,123             $ 30,327                        $300,450
  Cost of sales..........................       192,456               21,140                         213,596
                                               --------              -------            ------      --------
  Gross profit...........................        77,667                9,187                --        86,854
  Selling and administrative expenses....        45,301                8,365                --        53,666
                                               --------              -------            ------      --------
Operating Profit.........................        32,366                  822                --        33,188
  Interest expense.......................        (2,788)                (510)                         (3,298)
  Interest income........................           548                   --                             548
  Gain on sale of investment in
     affiliate...........................         4,166                   --                           4,166
  Equity in net earnings of affiliates...           959                   --                             959
  Minority interests in earnings of
     subsidiaries........................            (2)                  --                              (2)
  Other income (expense).................        (2,689)                 (29)                         (2,718)
                                               --------              -------            ------      --------
Earnings Before Income Taxes and
  Cumulative Effect of Change in
  Accounting Method......................        32,560                  283                --        32,843
  Provision for income taxes.............        11,935                  122                --        12,057
                                               --------              -------            ------      --------
Earnings Before Cumulative Effect of
  Change in Accounting Method............        20,625                  161                --        20,786
  Cumulative effect of changes in
     accounting methods..................           630(2)                --                --           630
                                               --------              -------            ------      --------
Net Earnings.............................     $  21,255             $    161           $    --      $ 21,416
                                               ========              =======            ======      ========
Weighted Average Shares Outstanding......        14,814                                  1,209        16,023
                                               ========                                 ======      ========
PER SHARE DATA:
Earnings Before Cumulative Effect of
  Change in Accounting Method............         $1.39                                                $1.30
Cumulative Effect of Change in Accounting
  Method.................................          0.04(2)                                              0.04
                                               --------                                             --------
Net Earnings Per Share...................         $1.43                                                $1.34
                                               ========                                             ========

---------------
(1) Reflects the results of operations of CLARCOR on a pro forma basis assuming the Merger had been consummated at the beginning of the earliest period presented.

(2) CLARCOR adopted Statement of Financial Accounting Standards (SFAS) 109, "Accounting for Income Taxes" in 1994. Net income reflects the cumulative effect of adopting this standard.

        See Notes to Unaudited Pro Forma Combined Financial Statements.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME(1)
                      FOR THE YEAR ENDED NOVEMBER 30, 1993

                                                        HISTORICAL
                                          ---------------------------------------
                                               CLARCOR                UAS                   PRO FORMA
                                          -----------------    ------------------        (NOTES 1 AND 2)
                                             YEAR ENDED            YEAR ENDED        -----------------------
                                          NOVEMBER 30, 1993    SEPTEMBER 30, 1993    ADJUSTMENTS    COMBINED
                                          -----------------    ------------------    -----------    --------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net Sales...............................      $ 225,319             $ 27,892                        $253,211
  Cost of sales.........................        155,615               18,571                         174,186
                                               --------              -------            ------      --------
  Gross profit..........................         69,704                9,321                --        79,025
  Selling and administrative expenses...         40,637                8,428                          49,065
                                               --------              -------            ------      --------
Operating Profit........................         29,067                  893                --        29,960
  Interest expense......................         (3,525)                (454)                         (3,979)
  Interest income.......................            875                   --                             875
  Equity in net earnings of
     affiliates.........................            745                   --                             745
  Other income (expense)................            (84)                (296)                           (380)
                                               --------              -------            ------      --------
Earnings Before Income Taxes............         27,078                  143                --        27,221
  Provision for income taxes............          9,827                  117                           9,944
                                               --------              -------            ------      --------
Net Earnings............................      $  17,251             $     26           $    --      $ 17,277
                                               ========              =======            ======      ========
                                                 14,838                                  1,209        16,047
Weighted Average Shares Outstanding.....       ========                                 ======      ========
                                                  $1.16                                                $1.08
Net Earnings Per Share..................       ========                                             ========

---------------
(1) Reflects the results of operations of CLARCOR on a pro forma basis assuming the Merger had been consummated at the beginning of the earliest period presented.

        See Notes to Unaudited Pro Forma Combined Financial Statements.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME(1)
                      FOR THE YEAR ENDED NOVEMBER 30, 1992

                                                        HISTORICAL
                                          ---------------------------------------
                                               CLARCOR                UAS                   PRO FORMA
                                          -----------------    ------------------        (NOTES 1 AND 2)
                                             YEAR ENDED            YEAR ENDED        -----------------------
                                          NOVEMBER 30, 1992    SEPTEMBER 30, 1992    ADJUSTMENTS    COMBINED
                                          -----------------    ------------------    -----------    --------
                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net Sales...............................      $ 188,625             $ 29,547                        $218,172
  Cost of sales.........................        129,287               19,407                         148,694
                                               --------              -------                        --------
  Gross profit..........................         59,338               10,140                --        69,478
  Selling and administrative expenses...         31,708                9,540                          41,248
  Restructuring costs...................             --                  420(3)                          420
                                               --------              -------            ------      --------
Operating Profit........................         27,630                  180                --        27,810
  Interest expense......................         (3,803)                (635)                         (4,438)
  Interest income.......................            298                   --                             298
  Equity in net earnings of
     affiliates.........................            873                   --                             873
  Other income (expense)................            307                   80                             387
                                               --------              -------                        --------
Earnings (Loss) Before Income Taxes and
  Cumulative Effect of Change in
  Accounting Method.....................         25,305                 (375)               --        24,930
  Provision for income taxes............          8,796                  145                           8,941
                                               --------              -------            ------      --------
Earnings (Loss) Before Cumulative Effect
  of Change in Accounting Method........         16,509                 (520)               --        15,989
  Cumulative effect of changes in
     accounting methods.................         (2,370)(2)               --                --        (2,370)
                                               --------              -------            ------      --------
Net Earnings (Loss).....................      $  14,139             $   (520)          $    --      $ 13,619
                                               ========              =======            ======      ========
                                                 14,973                                  1,209        16,182
Weighted Average Shares Outstanding.....       ========                                 ======      ========
PER SHARE DATA:
Earnings Before Cumulative Effect of
  Change in Accounting Method...........         $ 1.10                                               $ 0.99
Cumulative Effect of Change in
  Accounting Method.....................          (0.16)(2)                                            (0.15)
                                               --------                                             --------
                                                 $ 0.94                                               $ 0.84
Net Earnings Per Share..................       ========                                             ========

---------------
(1) Reflects the results of operations of CLARCOR on a pro forma basis assuming the Merger had been consummated at the beginning of the earliest period presented.

(2) CLARCOR adopted Statement of Financial Accounting Standards (SFAS) 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" in 1992. Net income reflects the cumulative effect of adopting this standard, net of the related income tax benefit of $1,477.

(3) During 1992, UAS recorded restructuring costs of $420 representing provisions for the closing of a sub-assembly manufacturing operation as well as the consolidation of the UAS-California manufacturing operation with the primary manufacturing facility in Cincinnati, Ohio.

        See Notes to Unaudited Pro Forma Combined Financial Statements.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME(1)
                      FOR THE YEAR ENDED NOVEMBER 30, 1991

                                                                                            PRO FORMA
                                                        HISTORICAL                       (NOTES 1 AND 2)
                                          ---------------------------------------    -----------------------
                                               CLARCOR                UAS
                                          -----------------    ------------------
                                             YEAR ENDED            YEAR ENDED
                                          NOVEMBER 30, 1991    SEPTEMBER 30, 1991    ADJUSTMENTS    COMBINED
                                          -----------------    ------------------    -----------    --------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net Sales................................     $ 179,538             $ 33,400                        $212,938
  Cost of sales..........................       120,370               22,257                         142,627
                                               --------              -------            ------      --------
  Gross profit...........................        59,168               11,143                --        70,311
  Selling and administrative expenses....        28,315               10,326                          38,641
                                               --------              -------            ------      --------
Operating Profit.........................        30,853                  817                --        31,670
  Interest expense.......................        (3,682)                (716)                         (4,398)
  Interest income........................         1,122                   --                           1,122
  Equity in net earnings of affiliates...           332                   --                             332
  Other income (expense).................           (82)                (337)                           (419)
                                               --------              -------            ------      --------
Earnings (Loss) Before Income Taxes and
  Discontinued Operations................        28,543                 (236)               --        28,307
  Provision (Benefit) for income taxes...        10,068                 (157)                          9,911
                                               --------              -------            ------      --------
Earnings (Loss) Before Discontinued
  Operations.............................        18,475                  (79)               --        18,396
Earnings from Discontinued Operations,
  Net of Income Taxes....................           297(2)                --                --           297
                                               --------              -------            ------      --------
Net Earnings (Loss)......................     $  18,772             $    (79)          $    --      $ 18,693
                                               ========              =======            ======      ========
Weighted Average Shares Outstanding......        14,873                                  1,209        16,082
                                               ========                                 ======      ========
PER SHARE DATA:
Earnings Before Discontinued
  Operations.............................         $1.24                                                $1.14
Earnings from Discontinued Operations....          0.02(2)                                              0.02
                                               --------                                             --------
Net Earnings Per Share...................         $1.26                                                $1.16
                                               ========                                             ========

---------------
(1) Reflects the results of operations of CLARCOR on a pro forma basis assuming the Merger had been consummated at the beginning of the earliest period presented.

(2) In June 1991, CLARCOR adopted a plan to dispose of its Precision Products Group. Effective November 30, 1992, CLARCOR sold the Group for $20,700 in cash and a $2,500 note receivable. The sale was recorded as of November 30, 1992 and resulted in a pretax gain of $1,342 offset by income tax effects of $1,342. The results of this business are excluded from income from continuing operations.

        See Notes to Unaudited Pro Forma Combined Financial Statements.

                                  CLARCOR INC.

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION

     The Unaudited Pro Forma Combined Statements of Income reflect CLARCOR's results of operations for each of the five years in the period ended November 30, 1995 and the nine-month periods ended August 31, 1996 and September 2, 1995 on a pro forma basis assuming the Merger had been consummated at the beginning of the earliest period presented. The Unaudited Pro Forma Combined Balance Sheet assumes that the Merger had been consummated on August 31, 1996.

     CLARCOR and UAS have fiscal year-ends of November 30 and June 30, respectively. In preparing the accompanying unaudited pro forma combined financial data, UAS's historical income statements were adjusted to a September 30 year-end date and UAS's June 30, 1996 balance sheet was used to more closely approximate CLARCOR's year-end.

     CLARCOR's management believes that the assumptions used in preparing the Unaudited Pro Forma Combined Financial Statements provide a reasonable basis for presenting all of the significant effects of the Merger, that the pro forma adjustments give appropriate effect to those assumptions and that the pro forma adjustments are properly applied in the Unaudited Pro Forma Combined Financial Statements.

     The pro forma results are not indicative of the results of operations had the merger taken place at the beginning of the year or of future results of the combined companies.

NOTE 2. PRO FORMA ADJUSTMENTS

     (a) Accounts Payable, Income Taxes and Retained Earnings -- See the third paragraph under "UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS -- Introduction" for information relating to the components of the estimated one-time pre-tax charge of $3.0 million ($1.8 million after-tax).

     (b) Weighted Average Shares Outstanding -- Net Earnings Per Share of CLARCOR Common Stock is computed on the basis of the Weighted Average Shares Outstanding for each period. The Per Share Data is calculated assuming that the 1,209,302 shares of CLARCOR Common Stock constituting the Share Issuance were outstanding at the beginning of the earliest period presented.

                                                                         ANNEX I
                                                                       CONFORMED

                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                                 CLARCOR INC.,

                                   CUAC INC.

                                      AND

                          UNITED AIR SPECIALISTS, INC.

                         DATED AS OF SEPTEMBER 23, 1996

                               TABLE OF CONTENTS

                                   ARTICLE I

                                   THE MERGER

Section 1.1    The Merger................................................................  I-1
Section 1.2    Effective Time............................................................  I-1
Section 1.3    Effects of the Merger.....................................................  I-1
Section 1.4    Articles of Incorporation and Regulations; Officers and Directors.........  I-2
Section 1.5    Conversion of Securities..................................................  I-2
Section 1.6    Parent to Make Stock Certificates Available...............................  I-3
Section 1.7    Dividends; Transfer Taxes; Withholding....................................  I-3
Section 1.8    No Fractional Shares......................................................  I-4
Section 1.9    Return of Exchange Fund...................................................  I-4
Section 1.10   Adjustment of Conversion Number...........................................  I-4
Section 1.11   No Further Ownership Rights in Company Common Stock.......................  I-4
Section 1.12   Closing of Company Transfer Books.........................................  I-4
Section 1.13   Further Assurances........................................................  I-4
Section 1.14   Closing...................................................................  I-5
                                           ARTICLE II
                        REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB
Section 2.1    Organization, Standing and Power..........................................  I-5
Section 2.2    Capital Structure.........................................................  I-5
Section 2.3    Authority.................................................................  I-6
Section 2.4    Consents and Approvals; No Violation......................................  I-6
Section 2.5    SEC Documents and Other Reports...........................................  I-7
Section 2.6    Registration Statement and Proxy Statement................................  I-7
Section 2.7    Absence of Certain Changes or Events......................................  I-7
Section 2.8    No Existing Violation, Default, Etc. .....................................  I-8
Section 2.9    Licenses and Permits......................................................  I-8
Section 2.10   Environmental Matters.....................................................  I-9
Section 2.11   Tax Matters...............................................................  I-9
Section 2.12   Actions and Proceedings...................................................  I-9
Section 2.13   Labor Matters.............................................................  I-9
Section 2.14   Contracts.................................................................  I-10
Section 2.15   ERISA.....................................................................  I-10
Section 2.16   Liabilities...............................................................  I-11
Section 2.17   Intellectual Properties...................................................  I-11
Section 2.18   Propriety of Past Payments................................................  I-11
Section 2.19   Takeover Statutes.........................................................  I-11
Section 2.20   Pooling of Interests; Reorganization......................................  I-11
Section 2.21   Operations of Sub.........................................................  I-11
Section 2.22   Brokers...................................................................  I-11

                                          ARTICLE III
                         REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Section 3.1    Organization, Standing and Power..........................................  I-12
Section 3.2    Capital Structure.........................................................  I-12
Section 3.3    Authority.................................................................  I-12
Section 3.4    Consents and Approvals; No Violation......................................  I-12
Section 3.5    Company SEC Documents and Financial Statements............................  I-13
Section 3.6    Registration Statement and Proxy Statement................................  I-13
Section 3.7    Absence of Certain Changes or Events......................................  I-14
Section 3.8    No Existing Violation, Default, Etc. .....................................  I-14
Section 3.9    Licenses and Permits......................................................  I-14
Section 3.10   Environmental Matters.....................................................  I-15
Section 3.11   Tax Matters...............................................................  I-15
Section 3.12   Actions and Proceedings...................................................  I-15
Section 3.13   Labor Matters.............................................................  I-16
Section 3.14   Contracts.................................................................  I-16
Section 3.15   ERISA.....................................................................  I-16
Section 3.16   Liabilities...............................................................  I-17
Section 3.17   Intellectual Properties...................................................  I-17
Section 3.18   Propriety of Past Payments................................................  I-17
Section 3.19   Opinion of Financial Advisor..............................................  I-17
Section 3.20   Takeover Statutes.........................................................  I-17
Section 3.21   Pooling of Interests; Reorganization......................................  I-18
Section 3.22   Brokers...................................................................  I-18
                                           ARTICLE IV
                           COVENANTS RELATING TO CONDUCT OF BUSINESS
Section 4.1    Conduct of Business Pending the Merger....................................  I-18
Section 4.2    No Solicitation...........................................................  I-20
Section 4.3    Third Party Standstill Agreements.........................................  I-21
Section 4.4    Pooling of Interests; Reorganization......................................  I-21
                                           ARTICLE V
                                     ADDITIONAL AGREEMENTS
Section 5.1    Stockholder Meeting.......................................................  I-21
Section 5.2    Preparation of the Registration Statement and the Proxy Statement.........  I-21
Section 5.3    Comfort Letters...........................................................  I-22
Section 5.4    Access to Information.....................................................  I-22
Section 5.5    Compliance with the Securities Act........................................  I-22
Section 5.6    Stock Exchange Listings...................................................  I-23
Section 5.7    Fees and Expenses.........................................................  I-23
Section 5.8    Company Stock Options.....................................................  I-24
Section 5.9    Reasonable Best Efforts; Pooling of Interests.............................  I-24
Section 5.10   Public Announcements......................................................  I-25
Section 5.11   Real Estate Transfer and Gains Tax........................................  I-25
Section 5.12   Takeover Statutes.........................................................  I-25
Section 5.13   Indemnification; Directors and Officers Insurance.........................  I-25
Section 5.14   Notification of Certain Matters...........................................  I-25
Section 5.15   Reorganization Status.....................................................  I-26
Section 5.16   Employee Benefit Plans....................................................  I-26

                                           ARTICLE VI
                               CONDITIONS PRECEDENT TO THE MERGER
Section 6.1    Conditions to Each Party's Obligation to Effect the Merger................  I-26
Section 6.2    Conditions to Obligation of the Company to Effect the Merger..............  I-26
Section 6.3    Conditions to Obligations of Parent and Sub to Effect the Merger..........  I-29
                                          ARTICLE VII
                               TERMINATION; AMENDMENT AND WAIVER
Section 7.1    Termination...............................................................  I-32
Section 7.2    Effect of Termination.....................................................  I-34
Section 7.3    Amendment.................................................................  I-34
Section 7.4    Waiver....................................................................  I-34
                                          ARTICLE VIII
                                       GENERAL PROVISIONS
Section 8.1    Non-Survival of Representations and Warranties............................  I-34
Section 8.2    Notices...................................................................  I-34
Section 8.3    Interpretation............................................................  I-35
Section 8.4    Counterparts..............................................................  I-35
Section 8.5    Entire Agreement; No Third-Party Beneficiaries............................  I-35
Section 8.6    Governing Law.............................................................  I-35
Section 8.7    Assignment................................................................  I-36
Section 8.8    Severability..............................................................  I-36
Section 8.9    Enforcement of this Agreement.............................................  I-36

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER dated as of September 23, 1996 (this "Agreement") among CLARCOR Inc., a Delaware corporation ("Parent"), CUAC Inc., an Ohio corporation and a wholly-owned subsidiary of Parent ("Sub"), and United Air Specialists, Inc., an Ohio corporation (the "Company") (Sub and the Company being hereinafter collectively referred to as the "Constituent Corporations").

                             W I T N E S S E T H :

     WHEREAS, the respective Boards of Directors of Parent, Sub and the Company have approved and declared advisable the merger of Sub into the Company (the "Merger"), upon the terms and subject to the conditions herein set forth, whereby each issued and outstanding share of Common Stock, without par value, of the Company ("Company Common Shares"), not owned directly or indirectly by Parent or the Company, will be converted into shares of Common Stock, par value $1 per share, of Parent ("Parent Common Stock");

     WHEREAS, the respective Boards of Directors of Parent and the Company have determined that the Merger is in furtherance of and consistent with their respective long-term business strategies and is fair to and in the best interests of their respective stockholders;

     WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"); and

     WHEREAS, it is intended that the Merger shall be recorded for accounting purposes as a pooling of interests.

     NOW, THEREFORE, in consideration of the premises, representations, warranties and agreements herein contained, the parties hereto agree as follows:

                                   ARTICLE I

                                   THE MERGER

     Section 1.1 The Merger. Upon the terms and subject to the conditions herein set forth, and in accordance with the General Corporation Law of the State of Ohio (the "OGCL"), Sub shall be merged with and into the Company at the Effective Time (as hereinafter defined). Following the Merger, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of Sub in accordance with the OGCL. Notwithstanding any provision of this Agreement to the contrary, at the election of Parent, any direct wholly-owned Subsidiary (as hereinafter defined) of Parent may be substituted for Sub as a constituent corporation in the Merger. In such event, the parties hereto agree to execute an appropriate amendment to this Agreement, in form and substance reasonably satisfactory to Parent and the Company, in order to reflect such substitution.

     Section 1.2 Effective Time. The Merger shall become effective when a certificate of merger (the "Certificate of Merger"), executed in accordance with the relevant provisions of the OGCL, is accepted for filing by the Secretary of State of the State of Ohio; provided, however, that, upon the mutual consent of the Constituent Corporations, the Certificate of Merger may provide for a later date of effectiveness of the Merger, but not to exceed 30 days after the date that the Certificate of Merger is accepted for filing. When used in this Agreement, the term "Effective Time" means the later of the date and time at which the Certificate of Merger is accepted for filing or such later date and time as is established by the Certificate of Merger. The filing of the Certificate of Merger shall be made as soon as practicable after the satisfaction or waiver of the conditions to the Merger herein set forth.

     Section 1.3 Effects of the Merger. The Merger shall have the effects set forth in Section 1701.82 of the OGCL.

     Section 1.4 Articles of Incorporation and Regulations; Officers and Directors. (a) The Articles of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended at the Effective Time as a result of the Merger so that the first sentence of Article Fourth thereof reads in its entirety as follows: "The authorized capital stock of the corporation shall be 1,000 shares of Common Stock, without par value". As so amended, such Articles of Incorporation shall be the Articles of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

     (b) The Regulations of the Company, as in effect immediately prior to the Effective Time, shall be the Regulations of the Surviving Corporation at the Effective Time as a result of the Merger until thereafter changed or amended as provided therein or in the Articles of Incorporation of the Surviving Corporation or as provided by applicable law.

     Section 1.5 Conversion of Securities. As of the Effective Time, by virtue of the Merger and without any action on the part of any shareholder of either of the Constituent Corporations:

          (a) Each issued and outstanding share of Common Stock, par value $1 per share, of Sub shall be converted into one share of Common Stock of the Surviving Corporation.

          (b) All Company Common Shares that are held in the treasury of the Company or by any wholly-owned Subsidiary of the Company and any Company Common Shares owned by Parent or by any wholly-owned Subsidiary of Parent shall be cancelled and no capital stock of Parent or other consideration shall be delivered in exchange therefor.

          (c) Subject to the provisions of Sections 1.8 and 1.10, each Company Common Share issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 1.5(b)) shall be converted into .3698577 (such number being hereinafter referred to as the "Conversion Number") shares of validly issued, fully paid and nonassessable Parent Common Stock, including the corresponding number of rights (such rights being hereinafter referred to collectively as the "Parent Rights") to purchase shares of Series B Junior Participating Preferred Stock of Parent (the "Parent Series B Preferred Stock") pursuant to the Stockholders Rights Agreement dated as of March 28, 1996 (the "Parent Rights Agreement") between Parent and First Chicago Trust Company of New York, as Rights Agent. Prior to the Distribution Date (as defined in the Parent Rights Agreement), all references in this Agreement to Parent Common Stock to be received in accordance with the Merger shall be deemed to include the associated Parent Rights. All such Company Common Shares, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired; and each holder of a certificate representing any such Company Common Shares shall cease to have any rights with respect thereto, except the right to receive (i) certificates representing the shares of Parent Common Stock into which such Company Common Shares have been converted, (ii) any dividends and other distributions in accordance with Section 1.7 and (iii) any cash, without interest, to be paid in lieu of any fractional share of Parent Common Stock in accordance with Section 1.8.

          (d) Notwithstanding any other provisions of this Agreement to the contrary, Company Common Shares that are outstanding immediately prior to the Effective Time and which are held by shareholders who shall not have voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such shares in accordance with Section 1701.85 of the OGCL (collectively, the "Dissenting Shares") shall not be converted into or represent the right to receive the consideration provided in Section 1.5(c). Such shareholders shall be entitled to receive payment of the appraised value of such Company Common Shares held by them in accordance with the provisions of such Section 1701.85, except that all Dissenting Shares held by shareholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Company Common Shares under such Section 1701.85 shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the consideration, without any interest thereon, upon surrender of the certificate or certificates that formerly evidenced such Company Common Shares in the manner provided in Section 1.5(c).

     Section 1.6 Parent to Make Stock Certificates Available. (a) Exchange of Certificates. Parent shall authorize a commercial bank (or such other person or persons as shall be acceptable to Parent and the Company) to act as exchange agent hereunder (the "Exchange Agent"). As soon as practicable, but not later than five business days after the Effective Time, Parent shall deposit with the Exchange Agent, in trust for the holders of certificates (the "Company Certificates") which immediately prior to the Effective Time represented Company Common Shares converted in the Merger, certificates (the "Parent Certificates") representing the shares of Parent Common Stock (such shares of Parent Common Stock, together with any dividends or distributions with respect thereto in accordance with Section 1.7, being hereinafter referred to as the "Exchange Fund") issuable pursuant to Section 1.5(c) in exchange for the outstanding Company Common Shares.

     (b) Exchange Procedures. As soon as practicable after the Effective Time, the Exchange Agent shall mail to each record holder of a Company Certificate a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon actual delivery thereof to the Exchange Agent and shall contain instructions for use in effecting the surrender of the Company Certificates in exchange for the property described in the next sentence). Upon surrender for cancellation to the Exchange Agent of all Company Certificate(s) held by any record holder of a Company Certificate, together with such letter of transmittal duly executed, such holder shall be entitled to receive in exchange therefor a Parent Certificate representing the number of whole shares of Parent Common Stock into which the Company Common Shares represented by the surrendered Company Certificate(s) shall have been converted at the Effective Time pursuant to this Article I, cash in lieu of any fractional share of Parent Common Stock in accordance with
Section 1.8 and certain dividends and other distributions in accordance with
Section 1.7; and the Company Certificate(s) so surrendered shall forthwith be cancelled.

     Section 1.7 Dividends; Transfer Taxes; Withholding. No dividends or other distributions that are declared on or after the Effective Time on Parent Common Stock, or are payable to the holders of record thereof on or after the Effective Time, shall be paid to any person entitled by reason of the Merger to receive Parent Certificates representing Parent Common Stock, and no cash payment in lieu of any fractional share of Parent Common Stock shall be paid to any such person pursuant to Section 1.8, until such person shall have surrendered its Company Certificate(s) as provided in Section 1.6. Subject to applicable law, there shall be paid to each person receiving a Parent Certificate representing such shares of Parent Common Stock: (i) at the time of such surrender or as promptly as practicable thereafter, the amount of any dividends or other distributions theretofore paid with respect to the shares of Parent Common Stock represented by such Parent Certificate and having a record date on or after the Effective Time and a payment date prior to such surrender; and (ii) at the appropriate payment date or as promptly as practicable thereafter, the amount of any dividends or other distributions payable with respect to such shares of Parent Common Stock and having a record date on or after the Effective Time but prior to such surrender and a payment date on or subsequent to such surrender. In no event shall the person entitled to receive such dividends or other distributions be entitled to receive interest on such dividends or other distributions. If any cash or Parent Certificate representing shares of Parent Common Stock is to be paid to or issued in a name other than that in which the Company Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Company Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of such Parent Certificate and the distribution of such cash payment in a name other than that of the registered holder of the Company Certificate so surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Parent or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Shares such amounts as Parent or the Exchange Agent are required to deduct and withhold under the Code, or any provision of state, local or foreign tax law, with respect to the making of such payment. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Common Shares in respect of whom such deduction and withholding was made by Parent or the Exchange Agent.

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

     Section 1.8 No Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Company Certificates pursuant to this ARTICLE I; no dividend or other distribution by Parent and no stock split shall relate to any such fractional share; and no such fractional share shall entitle the record or beneficial owner thereof to vote or to any other rights of a stockholder of Parent. In lieu of any such fractional share, each holder of Company Common Shares who would otherwise have been entitled thereto upon the surrender of Company Certificate(s) for exchange pursuant to this Article I will be paid an amount in cash (without interest) rounded to the nearest whole cent, determined by multiplying (i) the per share closing price on the New York Stock Exchange, Inc. (the "NYSE") of Parent Common Stock (as reported in the NYSE Composite Transactions) on the date on which the Effective Time shall occur (or, if the Parent Common Stock shall not trade on the NYSE on such date, the first day of trading in Parent Common Stock on the NYSE thereafter) by (ii) the fractional share to which such holder would otherwise be entitled.

     Section 1.9 Return of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the former holders of Company Common Shares for one year after the Effective Time shall be delivered to Parent, upon its request, and any such former holders who have not theretofore complied with this
ARTICLE I shall thereafter look only to Parent for payment of their claim for shares of Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to such shares of Parent Common Stock. Neither Parent nor the Company shall be liable to any former holder of Company Common Shares for any such shares of Parent Common Stock held in the Exchange Fund which is delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     Section 1.10 Adjustment of Conversion Number. In the event that the sum of the aggregate number of Company Common Shares issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 1.5(b)) and the aggregate number of Company Common Shares issuable in connection with the Company Stock Options which are outstanding immediately prior to the Effective Time pursuant to the Company Stock Plans (as defined in Section 5.8) is either less than or greater than 3,269,641, then the Conversion Number shall be adjusted such that it will equal the quotient, rounded up or down to the seventh decimal place, obtained by dividing 1,209,302 by such sum, and all references in this Agreement to the Conversion Number shall be deemed to be to the Conversion Number as so adjusted. In addition, in the event of any reclassification, stock split or stock dividend with respect to Parent Common Stock, any change or conversion of Parent Common Stock into other securities or any other dividend or distribution with respect to Parent Common Stock (other than normal quarterly cash dividends as the same may be modified from time to time in the ordinary course), or if a record date with respect to any of the foregoing should occur, prior to the Effective Time, appropriate and proportionate adjustments shall be made to the Conversion Number, and thereafter all references in this Agreement to the Conversion Number shall be deemed to be to the Conversion Number as so adjusted.

     Section 1.11 No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued upon the surrender for exchange of any Company Certificate in accordance with the terms hereof (including any cash paid pursuant to Section 1.7 or 1.8) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the Company Common Shares represented by such Company Certificate.

     Section 1.12 Closing of Company Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and no transfer of Company Common Shares shall thereafter be made. If, after the Effective Time, Company Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged as provided in this Article I.

     Section 1.13 Further Assurances. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (i) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title and interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of either of the Constituent Corporations or (ii) otherwise to carry out the purposes of this

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

Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of either Constituent Corporation, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of either Constituent Corporation, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm the Surviving Corporation's right, title and interest in, to and under any of the rights, privileges, powers, franchises, properties or assets of such Constituent Corporation and otherwise to carry out the purposes of this Agreement.

     Section 1.14 Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Sidley & Austin, One First National Plaza, Chicago, Illinois at 10:00 a.m., local time, on the day on which the last of the conditions set forth in Article VI shall have been fulfilled or waived, or at such other time and place as Parent and the Company may agree, but in no event prior to the fifteenth day after the date of the Company Stockholder Meeting (as hereinafter defined).

                                   ARTICLE II

                REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

     Parent and Sub represent and warrant to the Company as follows:

     Section 2.1 Organization, Standing and Power. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware; Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio, and all of its outstanding shares of capital stock are owned directly by Parent; and each of Parent and Sub has the requisite corporate power and authority to carry on its business as now being conducted. Each Subsidiary of Parent is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has the requisite corporate power and authority to carry on its business as now being conducted. Parent and each of its Subsidiaries are duly qualified to do business, and are in good standing, in each jurisdiction where the character of their properties owned or held under lease or the nature of their activities makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. For purposes of this Agreement: (i) "Material Adverse Change" or "Material Adverse Effect" means, when used with respect to Parent or the Company, as the case may be, any change or effect that is or would reasonably be expected (so far as can be foreseen at the time) to be materially adverse to the business, properties, assets, liabilities, condition (financial or otherwise) or results of operations of Parent and its Subsidiaries taken as a whole, or the Company and its Subsidiaries taken as a whole, as the case may be; provided, however, that (A) no Material Adverse Change or Material Adverse Effect shall be deemed to have occurred by reason of a change or effect resulting from general economic conditions, general industry conditions or a general deterioration in the financial markets and (B) if the Company's results of operations for the first and second quarters of fiscal year 1997 are not materially less than the forecasted results of operations for such quarters set forth in the forecasts previously delivered by the Company to Parent and included in the Company Letter (as hereinafter defined), such results shall not be considered to be a Material Adverse Change or a Material Adverse Effect; and (ii) "Subsidiary" means any corporation, partnership, joint venture or other legal entity of which Parent or the Company, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, 50% or more of the capital stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, joint venture or other legal entity.

     Section 2.2 Capital Structure. As of the date hereof, the authorized capital stock of Parent consists of: 30,000,000 shares of Parent Common Stock; and 1,300,000 shares of Preferred Stock, without par value (the "Parent Preferred Stock"), of which 300,000 shares have been designated as "Series B Junior Participating Preferred Stock" (the "Parent Series B Preferred Stock"). At the close of business on August 30, 1996, 14,877,612 shares of Parent Common Stock were issued and outstanding, all of which were validly issued, are fully paid and nonassessable and are free of preemptive rights. No shares of Parent Preferred Stock have been issued. All of the shares of Parent Common Stock issuable in exchange for Company Common Shares at the

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

Effective Time in accordance with this Agreement will be, when so issued, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. As of the date of this Agreement, except for this Agreement, except (a) as provided in Parent's Restated Certificate of Incorporation, (b) for the Parent Rights, and (c) except for stock options covering not in excess of 1,334,800 shares of Parent Common Stock (collectively, the "Parent Stock Options"), there are no options, warrants, calls, rights or agreements to which Parent or any of its Subsidiaries is a party or by which any of them is bound obligating Parent or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Parent or any such Subsidiary or obligating Parent or any such Subsidiary to grant, extend or enter into any such option, warrant, call, right or agreement. Each outstanding share of capital stock of each Subsidiary of Parent is duly authorized, validly issued, fully paid and nonassessable and, except as disclosed in the Parent SEC Documents or the Parent Letter (as such terms are hereinafter defined), each such share is beneficially owned by Parent or another Subsidiary of Parent, free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on voting rights, charges and other encumbrances of any nature whatsoever. Exhibit 21 to Parent's Annual Report on Form 10-K for the fiscal year ended December 2, 1995, as filed with the Securities and Exchange Commission (the "SEC") (the "Parent Annual Report"), is a true, accurate and correct statement in all material respects of all of the information required to be set forth therein by the regulations of the SEC.

     Section 2.3 Authority. The Board of Directors of Parent has declared as advisable and fair to and in the best interests of the stockholders of Parent the Merger, and the issuance (the "Parent Share Issuance") of shares of Parent Common Stock in accordance with the Merger and has approved this Agreement. The Board of Directors and sole shareholder of Sub has approved this Agreement. Parent has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. Sub has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Sub and the consummation by Parent and Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Sub. This Agreement has been duly executed and delivered by Parent and Sub and (assuming the valid authorization, execution and delivery thereof by the Company and the validity and binding effect thereof on the Company) constitutes the valid and binding obligation of Sub and Parent, enforceable against Sub and Parent in accordance with its terms. The Parent Share Issuance and the filing of a registration statement on Form S-4 with the SEC by Parent under the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the "Securities Act"), for the purpose of registering the shares of Parent Common Stock to be issued in connection with the Merger (together with any amendments or supplements thereto, whether prior to or after the effective date thereof, the "Registration Statement") have been duly authorized by Parent's Board of Directors.

     Section 2.4 Consents and Approvals; No Violation. Except as set forth in the letter dated and delivered to the Company on the date hereof (the "Parent Letter"), which relates to this Agreement and is designated therein as being the Parent Letter, the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Parent or any of its Subsidiaries under: (i) any provision of the Restated Certificate of Incorporation or By-laws of Parent or the comparable charter or organization documents or by-laws of any of its Subsidiaries as amended, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease, agreement, instrument, permit, concession, franchise or license applicable to Parent or any of its Subsidiaries or (iii) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and
(iii), any such violations, defaults, rights, liens, security interests, charges or encumbrances that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent and would not materially impair the ability of Parent or Sub to perform their respective obligations hereunder or prevent the consummation of any of the transactions contemplated hereby. No filing or registration with, or authorization, consent or approval of, any domestic (federal and state), foreign or supranational court, commission, governmental body,

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

regulatory agency, authority or tribunal (a "Governmental Entity") is required by or with respect to Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Sub and Parent or is necessary for the consummation of the Merger and the other transactions contemplated by this Agreement, except: (i) in connection, or in compliance, with the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Securities Act and the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the "Exchange Act"), (ii) for the filing of the Certificate of Merger with the Secretary of State of the State of Ohio, (iii) for such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the laws of any foreign country in which the Company or any of its Subsidiaries conducts any business or owns any property or assets and (iv) for such other consents, orders, authorizations, registrations, declarations and filings the failure of which to obtain or make would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent and would not materially impair the ability of Parent or Sub to perform their respective obligations hereunder or prevent the consummation of any of the transactions contemplated hereby.

     Section 2.5 SEC Documents and Other Reports. Parent has filed all required documents with the SEC since January 1, 1991 (the "Parent SEC Documents"). As of their respective dates, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of Parent included in the Parent SEC Documents complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present the consolidated financial position of Parent and its consolidated Subsidiaries as at the respective dates thereof and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein). Since December 2, 1995, Parent has not made any change in the accounting practices or policies applied in the preparation of its financial statements.

     Section 2.6 Registration Statement and Proxy Statement. None of the information to be supplied by Parent or Sub for inclusion or incorporation by reference in the Registration Statement or the proxy statement/prospectus included therein (together with any amendments or supplements thereto, the "Proxy Statement") relating to the Company Stockholder Meeting (as defined in
Section 5.1) will (i) in the case of the Registration Statement, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or (ii) in the case of the Proxy Statement, at the time of the mailing of the Proxy Statement, the time of the Company Stockholder Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to Parent, its directors and officers or any of its Subsidiaries shall occur which is required to be described in the Proxy Statement or the Registration Statement, such event shall be so described, and an appropriate amendment or supplement shall be promptly filed with the SEC and, to the extent required by law, disseminated to the shareholders of the Company. The Registration Statement will comply (with respect to Parent) as to form in all material respects with the provisions of the Securities Act, and the Proxy Statement will comply (with respect to Parent) as to form in all material respects with the provisions of the Exchange Act.

     Section 2.7 Absence of Certain Changes or Events. Except as disclosed in the Parent SEC Documents or the Parent Letter, since December 2, 1995: (i) Parent and its Subsidiaries have not incurred any material liability or obligation (indirect, direct or contingent), or entered into any material oral or written agreement or other transaction, that is not in the ordinary course of business or that would reasonably be

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

expected to result in a Material Adverse Effect on Parent; (ii) Parent and its Subsidiaries have not sustained any loss or interference with their business or properties from fire, flood, windstorm, accident or other calamity (whether or not covered by insurance) that has had or that would reasonably be expected to have a Material Adverse Effect on Parent; (iii) there has been no material change in the indebtedness of Parent and its Subsidiaries, no change in the outstanding shares of capital stock of Parent except for the issuance of shares of Parent Common Stock pursuant to the Parent Stock Options and no dividend or distribution of any kind declared, paid or made by Parent on any class of its capital stock except for regular quarterly dividends of not more than $0.1625 per share on Parent Common Stock and (iv) there has been no event causing a Material Adverse Effect on Parent, nor any development that would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Parent; and except as set forth in the Parent Letter, during the period from December 2, 1995 through the date of this Agreement, neither Parent nor any of its Subsidiaries has taken any action that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 4.1(a).

     Section 2.8 No Existing Violation, Default, Etc. Neither Parent nor any of its Subsidiaries is in violation of (i) its charter or other organization documents or by-laws, (ii) any applicable law, ordinance or administrative or governmental rule or regulation or (iii) any order, decree or judgment of any Governmental Entity having jurisdiction over Parent or any of its Subsidiaries, except for any violations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent. The properties, assets and operations of Parent and its Subsidiaries are in compliance in all material respects with all applicable federal, state, local and foreign laws, rules and regulations, orders, decrees, judgments, permits and licenses relating to public and worker health and safety (collectively, "Worker Safety Laws") and the protection and clean-up of the environment and activities or conditions related thereto, including, without limitation, those relating to the generation, handling, disposal, transportation or release of hazardous materials (collectively, "Environmental Laws"), except for any violations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent. With respect to such properties, assets and operations, including any previously owned, leased or operated properties, assets or operations, there are no past, present or reasonably anticipated future events, conditions, circumstances, activities, practices, incidents, actions or plans of Parent or any of its Subsidiaries that may interfere with or prevent compliance or continued compliance in all material respects with applicable Worker Safety Laws and Environmental Laws, other than any such interference or prevention as would not, individually or in the aggregate with any such other interference or prevention, reasonably be expected to have a Material Adverse Effect on Parent. The term "hazardous materials" shall mean those substances that are regulated by or form the basis for liability under any applicable Environmental Laws.

     Except as may be set forth in the Parent SEC Documents or the Parent Letter, prior to the date of this Agreement, no event of default or event that, but for the giving of notice or lapse of time, or both, would constitute an event of default exists or, upon the consummation by Parent of the transactions contemplated by this Agreement, will exist under any loan or credit agreement, note, bond, mortgage, indenture or guarantee of indebtedness for borrowed money or any other material lease, agreement or instrument to which Parent or any of its Subsidiaries is a party or by which Parent or any such Subsidiary or any of their respective properties, assets or business is bound.

     Section 2.9 Licenses and Permits. Parent and its Subsidiaries have received such certificates, permits, licenses, franchises, consents, approvals, orders, authorizations and clearances from appropriate Governmental Entities (the "Parent Licenses") as are necessary to own or lease and operate their respective properties and to conduct their respective businesses substantially in the manner described in the Parent SEC Documents and as currently owned or leased and conducted, and all such Parent Licenses are valid and in full force and effect, except for any such certificates, permits, licenses, franchises, consents, approvals, orders, authorizations and clearances which the failure to have or to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Parent and its Subsidiaries are in compliance in all material respects with their respective obligations under the Parent Licenses, with only such exceptions as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent, and no event has occurred that allows, or after notice or lapse of time, or both, would allow, revocation or termination of any material Parent License.

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

     Section 2.10 Environmental Matters. Except as set forth in the Parent SEC Documents or the Parent Letter, neither Parent nor any of its Subsidiaries is the subject of any federal, state, local, foreign or provincial investigation, and neither Parent nor any of its Subsidiaries has received any notice or claim (or is aware of any facts that would form a reasonable basis for any claim), or entered into any negotiations or agreements with any other person, relating to any liability or remedial action, or potential liability or remedial action, under any Environmental Laws that would reasonably be expected to have a Material Adverse Effect on Parent; and there are no pending, reasonably anticipated or, to the knowledge of Parent, threatened actions, suits or proceedings against or affecting Parent, any of its Subsidiaries or any of their respective properties, assets or operations asserting any such liability or seeking any such remedial action in connection with any Environmental Laws that would reasonably be expected to have a Material Adverse Effect on Parent.

     Section 2.11 Tax Matters.  Except as otherwise set forth in the Parent
Letter: (i) Parent and each of its Subsidiaries have filed all federal, and all material state, local and foreign, Tax Returns (as hereinafter defined), required to have been filed on or prior to the date hereof or appropriate extensions therefor have been properly obtained; (ii) all Taxes (as hereinafter defined), shown to be due on such Tax Returns have been timely paid or extensions for payment have been duly obtained, or such Taxes are being timely and properly contested; (iii) neither Parent nor any of its Subsidiaries has waived any statute of limitations in respect of its Taxes; (iv) any such Tax Returns relating to federal and state income Taxes have been audited by the Internal Revenue Service or the appropriate state taxing authority or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired; (v) no issues that have been raised in writing by the relevant taxing authority in connection with the audit of such Tax Returns are currently pending; and (vi) all deficiencies asserted or assessments made as a result of any audit of such Tax Returns by any taxing authority have been paid in full or adequately provided for or are being timely and properly contested. For purposes of this Agreement: (i) "Taxes" means any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, transfer or excise tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, imposed by any Governmental Entity and (ii) "Tax Return" means any return, report or similar statement (including any attached schedules) required to be filed with respect to any Tax, including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax. The charges, accruals and reserves on the books of Parent and its Subsidiaries in respect of Taxes and other governmental charges are adequate. To the knowledge of Parent, the representations set forth in the Parent Tax Certificate (as defined in SECTION 6.2(B)) attached to the Parent Letter are true and correct in all material respects.

     Section 2.12 Actions and Proceedings. Except as set forth in the Parent SEC Documents or the Parent Letter, there are no outstanding orders, judgments, injunctions, awards or decrees of any Governmental Entity against or affecting Parent or any of its Subsidiaries, any of its or their current or former directors, officers, employees, consultants, agents or stockholders, as such, any of its or their properties, assets or business or any Parent Plan (as defined in Section 2.15) that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Except as set forth in the Parent Letter, there are no actions, suits or claims or legal, administrative or arbitration proceedings or investigations pending or, to the knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries, any of its or their current or former directors, officers, employees, consultants, agents or stockholders, as such, any of its or their properties, assets or business or any Parent Plan that if brought (if not now pending) would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. There are no actions, suits or claims or legal, administrative or arbitration proceedings or investigations or labor disputes pending or, to the knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries, any of its or their current or former directors, officers, employees, consultants, agents or stockholders, as such, any of its or their properties, assets or business or any Parent Plan relating to the transactions contemplated by this Agreement.

     Section 2.13 Labor Matters. Except as disclosed in the Parent SEC Documents or the Parent Letter, neither Parent nor any of its Subsidiaries has any labor contracts, collective bargaining agreements or material employment or consulting agreements with any persons employed by or otherwise performing services primarily for Parent or any of its Subsidiaries (the "Parent Business Personnel") or any representative of any

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

Parent Business Personnel. Except as disclosed in the Parent SEC Documents or the Parent Letter, neither Parent nor any of its Subsidiaries has engaged in any unfair labor practice with respect to Parent Business Personnel, and there is no unfair labor practice complaint pending against Parent or any of its Subsidiaries with respect to Parent Business Personnel. There is no labor strike, dispute, slowdown or stoppage pending or, to the knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries that would reasonably be expected to have a Material Adverse Effect on Parent, and neither Parent nor any of its Subsidiaries has experienced any primary work stoppage or other material labor difficulty involving its employees during the last five years that has had or would reasonably be expected to have a Material Adverse Effect on Parent. Parent is in compliance with the requirements of the Workers Adjustment and Retraining Notification Act (the "WARN Act") and has no liabilities pursuant to the WARN Act.

     Section 2.14 Contracts. All of the material contracts of Parent and its Subsidiaries that are required to be described in the Parent SEC Documents or to be filed as exhibits thereto have been described or filed as required. Neither Parent or any of its Subsidiaries nor, to the knowledge of Parent, any other party is in breach of or default under any such contracts which are currently in effect, except for such breaches and defaults which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

     Section 2.15 ERISA. Each Parent Plan complies in all material respects with the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), the Code and all other applicable laws and administrative or governmental rules and regulations. No "reportable event" (within the meaning of Section 4043 of ERISA) has occurred with respect to any Parent Plan for which the 30-day notice requirement has not been waived (other than with respect to the transactions contemplated by this Agreement), and no condition exists which would subject Parent or any ERISA Affiliate (as hereinafter defined) to any fine under Section 4071 of ERISA; except as disclosed in the Parent Letter, neither Parent nor any of its ERISA Affiliates has withdrawn from any Parent Plan or Parent Multiemployer Plan (as hereinafter defined) or has taken, or is currently considering taking, any action to do so; and no action has been taken, or is currently being considered, to terminate any Parent Plan subject to Title IV of ERISA. No Parent Plan, nor any trust created thereunder, has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA), whether or not waived. To the knowledge of Parent, there are no actions, suits or claims pending or threatened (other than routine claims for benefits) with respect to any Parent Plan which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Neither Parent nor any of its ERISA Affiliates has incurred or would reasonably be expected to incur any material liability under or pursuant to Title IV of ERISA. No prohibited transactions described in Section 406 of ERISA or Section 4975 of the Code have occurred which would reasonably be expected to result in material liability to Parent or its Subsidiaries. Except as set forth in the Parent Letter, all Parent Plans that are intended to be qualified under Section 401(a) of the Code have received a favorable determination letter as to such qualification from the Internal Revenue Service, and no event has occurred, either by reason of any action or failure to act, which would cause the loss of any such qualification. Parent is not aware of any reason why any Parent Plan is not so qualified in operation. Neither Parent nor any of its ERISA Affiliates has been notified by any Parent Multiemployer Plan that such Parent Multiemployer Plan is currently in reorganization or insolvency under and within the meaning of Section 4241 or 4245 of ERISA or that such Parent Multiemployer Plan intends to terminate or has been terminated under Section 4041A of ERISA. Parent and its Subsidiaries have complied with the health care continuation requirements of Part 6 of Title I of ERISA. Except as set forth in the Parent Letter, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, result in an increase in the amount of compensation or benefits or accelerate the vesting or timing of payment of any compensation or benefits payable by Parent or its Subsidiaries to or in respect of any employee or other person. As used in this Agreement: (i) "Parent Plan" means a "pension plan" (as defined in Section 3(2) of ERISA, other than a Parent Multiemployer Plan) or a "welfare plan" (as defined in Section 3(1) of ERISA) established or maintained by Parent or any of its ERISA Affiliates or to which Parent or any of its ERISA Affiliates has contributed or otherwise may have any liability; (ii) "Parent Multiemployer Plan" means a "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA) to which Parent or any of its ERISA Affiliates is or has been obligated to contribute or otherwise may have any liability; and (iii) with respect to

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any person, "ERISA Affiliate" means any trade or business (whether or not incorporated) which is under common control or would be considered a single employer with such person pursuant to Section 414(b), (c), (m) or (o) of the Code and the regulations promulgated thereunder or pursuant to Section 4001(b) of ERISA and the regulations promulgated thereunder.

     Section 2.16 Liabilities. Except as fully reflected or reserved against in the consolidated financial statements included in the Parent Annual Report to Stockholders for the fiscal year ended December 2, 1995, or disclosed in the footnotes thereto, Parent and its Subsidiaries had no liabilities (including, without limitation, Tax liabilities) at the date of such consolidated financial statements, absolute or contingent, that would reasonably be expected to have a Material Adverse Effect on Parent or not incurred in the ordinary course of business. Except as so reflected, reserved or disclosed, Parent and its Subsidiaries have no commitments which would reasonably be expected to have a Material Adverse Effect on Parent.

     Section 2.17 Intellectual Properties. All of the material patents, trademarks, trademark registrations, servicemarks, mailing lists, trade names, copyrights and other proprietary intellectual property rights that are owned by Parent and its Subsidiaries or used in their respective businesses are valid and in full force and effect. Neither Parent nor any of its Subsidiaries is infringing upon, or otherwise violating, the rights of any person with respect to any material patent, patent right, trademark, servicemark, software license, software use agreement, license trade name, copyright or registration thereof.

     Section 2.18 Propriety of Past Payments. Since January 1, 1991: (i) no funds or assets of Parent or any of its Subsidiaries have been used for illegal purposes, (ii) no unrecorded fund or assets of Parent or any of its Subsidiaries has been established for any purpose, (iii) no accumulation or use of the corporate funds of Parent or any of its Subsidiaries has been made without being properly accounted for on the respective books and records of Parent or such Subsidiary, (iv) all payments by or on behalf of Parent or any of its Subsidiaries have been duly and properly recorded and accounted for on the books and records of Parent and its Subsidiaries, (v) no false or artificial entry has been made on the books and records of Parent or any of its Subsidiaries for any reason, (vi) no payment has been made by or on behalf of Parent or any of its Subsidiaries with the understanding that any part of such payment is to be used for any purpose other than that described in the documents supporting such payment and (vii) neither Parent nor any of its Subsidiaries has made any illegal contributions to any political party or candidate, either domestic or foreign, except for such uses, payments, contributions or actions which, or the cessation of which, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or result in material adverse publicity for Parent.

     Section 2.19 Takeover Statutes. The Board of Directors of Parent has duly taken all action (which is valid and binding on Parent), to the extent necessary, to provide a valid and irrevocable exemption from Section 203 of the Delaware General Corporation Law and Article Eleventh of the Restated Certificate of Incorporation of Parent for all of the transactions contemplated by this Agreement. No "fair price," "moratorium," "control share acquisition" or similar takeover statute or regulation enacted under any federal or state or other foreign law ("Takeover Statute") applicable to Parent or Sub is applicable to the Merger or the other transactions contemplated hereby.

     Section 2.20 Pooling of Interests; Reorganization. To the knowledge of Parent after due investigation, neither Parent nor any of its Subsidiaries has
(i) taken any action or failed to take any action which action or failure would jeopardize the treatment of the Merger as a pooling of interests for accounting purposes or (ii) taken any action or failed to take any action which action or failure would jeopardize the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code.

     Section 2.21 Operations of Sub. Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

     Section 2.22 Brokers. No broker, investment banker or other person is entitled to any broker's, finder's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.

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

                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to Parent and Sub as follows:

     Section 3.1 Organization, Standing and Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio and has the requisite corporate power and authority to carry on its business as now being conducted. Each Subsidiary of the Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has the requisite corporate power and authority to carry on its business as now being conducted. Except as disclosed in the Company Letter (as hereinafter defined), the Company and each of its Subsidiaries are duly qualified to do business, and are in good standing, in each jurisdiction where the character of their properties owned or held under lease or the nature of their activities makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

     Section 3.2 Capital Structure. As of the date hereof, the authorized capital stock of the Company consists of: 4,000,000 Company Common Shares. On the date hereof, 2,908,828 Company Common Shares were issued and outstanding, all of which were validly issued, are fully paid and nonassessable and are free of preemptive rights. As of the date of this Agreement, except as provided in the Company's Articles of Incorporation, as amended, except as set forth in the Company Letter (as hereinafter defined), and except for stock options issued prior to the date hereof covering not in excess of 360,813 Company Common Shares (collectively, the "Company Stock Options"), there are no options, warrants, calls, rights or agreements to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of the Company or any such Subsidiary or obligating the Company or any such Subsidiary to grant, extend or enter into any such option, warrant, call, right or agreement. Each outstanding share of capital stock of each Subsidiary of the Company is duly authorized, validly issued, fully paid and nonassessable and, except as disclosed in the Company SEC Documents or the Company Letter (as such term is hereinafter defined), each such share is beneficially owned by the Company or another Subsidiary of the Company, free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on voting rights, charges and other encumbrances of any nature whatsoever. Exhibit 21 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1995, as filed with the SEC (the "Company Annual Report"), is a true, accurate and correct statement in all material respects of all of the information required to be set forth therein by the regulations of the SEC.

     Section 3.3 Authority. The Board of Directors of the Company has declared as advisable and fair to and in the best interests of the shareholders of the Company the Merger and approved this Agreement, and the Company has all requisite power and authority to enter into this Agreement and, subject to approval of the Merger by the shareholders of the Company, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of this Agreement, to approval of the Merger by the shareholders of the Company. This Agreement has been duly executed and delivered by the Company and (assuming the valid authorization, execution and delivery thereof by Sub and Parent and the validity and binding effect thereof on Sub and Parent) constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms. The filing of the Proxy Statement with the SEC has been duly authorized by the Company's Board of Directors.

     Section 3.4 Consents and Approvals; No Violation. Except as set forth in the letter dated and delivered to Parent on the date hereof (the "Company Letter"), which relates to this Agreement and is designated therein as being the Company Letter, the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or

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

result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under: (i) any provision of the Articles of Incorporation or Regulations of the Company or the comparable charter or organization documents or by-laws of any of its Subsidiaries as amended, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease, agreement, instrument, permit, concession, franchise or license applicable to the Company or any of its Subsidiaries or (iii) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such violations, defaults, rights, liens, security interests, charges or encumbrances that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company and would not materially impair the ability of the Company to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby. No filing or registration with, or authorization, consent or approval of, any Governmental Entity is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or is necessary for the consummation of the Merger and the other transactions contemplated by this Agreement, except: (i) in connection, or in compliance, with the provisions of the HSR Act, the Securities Act and the Exchange Act,
(ii) for the filing of the Certificate of Merger with the Secretary of State of the State of Ohio, (iii) for such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the laws of any foreign country in which the Company or any of its Subsidiaries conducts any business or owns any property or assets and (iv) for such other consents, orders, authorizations, registrations, declarations and filings the failure of which to obtain or make would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company and would not materially impair the ability of the Company to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby.

     Section 3.5 Company SEC Documents and Financial Statements. The Company has filed all required documents with the SEC since January 1, 1991 (the "Company SEC Documents"). As of their respective dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company Letter includes the consolidated balance sheets of the Company and its consolidated subsidiaries as of June 30, 1996 and 1995 and the related consolidated statements of income (the "Statements of Income"), stockholders' investment and cash flows for each of the fiscal years then ended, together with the appropriate notes to such financial statements, accompanied by the report thereon of Arthur Andersen LLP, independent public accountants (the "Audited Financial Statements"). The consolidated financial statements of the Company included in the Company SEC Documents and the Company Letter complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations with respect thereto. The consolidated financial statements included in the Company SEC Documents and the Audited Financial Statements have been prepared in accordance with generally accepted accounting principles (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as at the respective dates thereof and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein). None of the financial statements referred to in this Section 3.5 contains any material items of special or nonrecurring income except as expressly specified therein. Since June 30, 1996, the Company has not made any change in the accounting practices or policies applied in the preparation of its financial statements.

     Section 3.6 Registration Statement and Proxy Statement. None of the information to be supplied by the Company for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement will (i) in the case of the Registration Statement, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or (ii) in the case of the Proxy Statement, at the time of

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

the mailing of the Proxy Statement, the time of the Company Stockholder Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to the Company, its directors and officers or any of its Subsidiaries shall occur which is required to be described in the Proxy Statement or the Registration Statement, such event shall be so described, and an appropriate amendment or supplement shall be promptly filed with the SEC and, to the extent required by law, disseminated to the shareholders of the Company. The Registration Statement will comply (with respect to the Company) as to form in all material respects with the provisions of the Securities Act, and the Proxy Statement will comply (with respect to the Company) as to form in all material respects with the provisions of the Exchange Act.

     Section 3.7 Absence of Certain Changes or Events. Except as disclosed in the Company SEC Documents or the Company Letter, since June 30, 1996: (i) the Company and its Subsidiaries have not incurred any material liability or obligation (indirect, direct or contingent), or entered into any material oral or written agreement or other transaction, that is not in the ordinary course of business or that would reasonably be expected to result in a Material Adverse Effect on the Company; (ii) the Company and its Subsidiaries have not sustained any loss or interference with their business or properties from fire, flood, windstorm, accident or other calamity (whether or not covered by insurance) that has had or that would reasonably be expected to have a Material Adverse Effect on the Company; (iii) there has been no material change in the indebtedness of the Company and its Subsidiaries, no change in the outstanding shares of capital stock of the Company except for the issuance of Company Common Shares pursuant to the Company Stock Options and no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock; (iv) there has been no event causing a Material Adverse Effect on the Company, nor any development that would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company; and except as set forth in the Company Letter, during the period from June 30, 1996 through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 4.1(b).

     Section 3.8 No Existing Violation, Default, Etc. Neither the Company nor any of its Subsidiaries is in violation of (i) its charter or other organization documents or by-laws, (ii) any applicable law, ordinance or administrative or governmental rule or regulation or (iii) any order, decree or judgment of any Governmental Entity having jurisdiction over the Company or any of its Subsidiaries, except for any violations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. The properties, assets and operations of the Company and its Subsidiaries are in compliance in all material respects with all applicable Worker Safety Laws and Environmental Laws, except for any violations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. With respect to such properties, assets and operations, including any previously owned, leased or operated properties, assets or operations, there are no past, present or reasonably anticipated future events, conditions, circumstances, activities, practices, incidents, actions or plans of the Company or any of its Subsidiaries that may interfere with or prevent compliance or continued compliance in all material respects with applicable Worker Safety Laws and Environmental Laws, other than any such interference or prevention as would not, individually or in the aggregate with any such other interference or prevention, reasonably be expected to have a Material Adverse Effect on the Company.

     Except as may be set forth in the Company SEC Documents or the Company Letter, prior to the date of this Agreement, no event of default or event that, but for the giving of notice or lapse of time, or both, would constitute an event of default exists or, upon the consummation by the Company of the transactions contemplated by this Agreement, will exist under any loan or credit agreement, note, bond, mortgage, indenture or guarantee of indebtedness for borrowed money or any other material lease, agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any such Subsidiary or any of their respective properties, assets or business is bound.

     Section 3.9 Licenses and Permits. The Company and its Subsidiaries have received such certificates, permits, licenses, franchises, consents, approvals, orders, authorizations and clearances from appropriate

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

Governmental Entities (the "Company Licenses") as are necessary to own or lease and operate their respective properties and to conduct their respective businesses substantially in the manner described in the Company SEC Documents and as currently owned or leased and conducted, and all such Company Licenses are valid and in full force and effect, except for any such certificates, permits, licenses, franchises, consents, approvals, orders, authorizations and clearances which the failure to have or to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company and its Subsidiaries are in compliance in all material respects with their respective obligations under the Company Licenses, with only such exceptions as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company, and no event has occurred that allows, or after notice or lapse of time, or both, would allow, revocation or termination of any material Company License.

     Section 3.10 Environmental Matters. Except as set forth in the Company SEC Documents or the Company Letter, neither the Company nor any of its Subsidiaries is the subject of any federal, state, local, foreign or provincial investigation, and neither the Company nor any of its Subsidiaries has received any notice or claim (or is aware of any facts that would form a reasonable basis for any claim), or entered into any negotiations or agreements with any other person, relating to any liability or remedial action, or potential liability or remedial action, under any Environmental Laws that would reasonably be expected to have a Material Adverse Effect on the Company; and there are no pending, reasonably anticipated or, to the knowledge of the Company, threatened actions, suits or proceedings against or affecting the Company, any of its Subsidiaries or any of their respective properties, assets or operations asserting any such liability or seeking any such remedial action in connection with any Environmental Laws that would reasonably be expected to have a Material Adverse Effect on the Company.

     Section 3.11 Tax Matters.  Except as otherwise set forth in the Company
Letter: (i) the Company and each of its Subsidiaries have filed all federal, and all material state, local and foreign, Tax Returns required to have been filed on or prior to the date hereof or appropriate extensions therefor have been properly obtained; (ii) all Taxes shown to be due on such Tax Returns have been timely paid or extensions for payment have been properly obtained, or such Taxes are being timely and properly contested; (iii) neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of its Taxes;
(iv) any such Tax Returns relating to federal and state income Taxes have been audited by the Internal Revenue Service or the appropriate state taxing authority or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired; (v) no issues that have been raised in writing by the relevant taxing authority in connection with the audit of such Tax Returns are currently pending; and (vi) all deficiencies asserted or assessments made as a result of any audit of such Tax Returns by any taxing authority have been paid in full or adequately provided for or are being timely and properly contested. Except as set forth in the Company Letter, the charges, accruals and reserves on the books of the Company and its Subsidiaries in respect of Taxes and other governmental charges are adequate. To the knowledge of the Company, the representations set forth in the Company Tax Certificate (as defined in Section 6.2(b)) attached to the Company Letter are true and correct in all material respects.

     Section 3.12 Actions and Proceedings. Except as set forth in the Company SEC Documents or the Company Letter, there are no outstanding orders, judgments, injunctions, awards or decrees of any Governmental Entity against or affecting the Company or any of its Subsidiaries, or any of its or their current or former directors, officers, employees, consultants, agents or stockholders, as such, any of its or their properties, assets or business or any Company Plan (as defined in Section 3.15) that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Except as set forth in the Company Letter or the Company SEC Documents, there are no actions, suits or claims or legal, administrative or arbitration proceedings or investigations pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, any of its or their current or former directors, officers, employees, consultants, agents or stockholders, as such, any of its or their properties, assets or business or any Company Plan that if brought (if not now pending) would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. There are no actions, suits or claims or legal, administrative or arbitration proceedings or investigations or labor disputes pending or, to the

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knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, any of its or their current or former directors, officers, employees, consultants, agents or stockholders, as such, any of its or their properties, assets or business or any Company Plan relating to the transactions contemplated by this Agreement.

     Section 3.13 Labor Matters. Except as disclosed in the Company SEC Documents or the Company Letter, neither the Company nor any of its Subsidiaries has any labor contracts, collective bargaining agreements or material employment or consulting agreements with any persons employed by or otherwise performing services primarily for the Company or any of its Subsidiaries (the "Company Business Personnel") or any representative of any Company Business Personnel. Except as disclosed in the Company SEC Documents or the Company Letter, neither the Company nor any of its Subsidiaries has engaged in any unfair labor practice with respect to Company Business Personnel, and there is no unfair labor practice complaint pending against the Company or any or its Subsidiaries with respect to Company Business Personnel. There is no labor strike, dispute, slowdown or stoppage pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries that would reasonably be expected to have a Material Adverse Effect on the Company, and neither the Company nor any of its Subsidiaries has experienced any primary work stoppage or other material labor difficulty involving its employees during the last five years that has had or would reasonably be expected to have a Material Adverse Effect on the Company. The Company is in compliance with the requirements of the Workers Adjustment and Retraining Notification Act (the "WARN Act") and has no liabilities pursuant to the WARN Act.

     Section 3.14 Contracts. All of the material contracts of the Company and its Subsidiaries are listed and described in the Company Letter or if required to be described in the Company SEC Documents or to be filed as exhibits thereto have been described or filed as required. For the purposes of this Section 3.14, the term "material" means contracts required to be disclosed by Item 601(10) of Regulation S-K promulgated by the SEC. Neither the Company or any of its Subsidiaries nor, to the knowledge of the Company, any other party is in breach of or default under any such contracts which are currently in effect, except for such breaches and defaults which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

     Section 3.15 ERISA. Each Company Plan complies in all material respects with ERISA, the Code and all other applicable laws and administrative or governmental rules and regulations. No "reportable event" (within the meaning of Section 4043 of ERISA) has occurred with respect to any Company Plan for which the 30-day notice requirement has not been waived (other than with respect to the transactions contemplated by this Agreement), and no condition exists which would subject the Company or any ERISA Affiliate to any fine under Section 4071 of ERISA; except as disclosed in the Company Letter neither the Company nor any of its ERISA Affiliates has withdrawn from any Company Plan or Company Multiemployer Plan (as hereinafter defined) or has taken, or is currently considering taking, any action to do so; and no action has been taken, or is currently being considered, to terminate any Company Plan subject to Title IV of ERISA. No Company Plan, nor any trust created thereunder, has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA), whether or not waived. To the knowledge of the Company, there are no actions, suits or claims pending or threatened (other than routine claims for benefits) with respect to any Company Plan which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Neither the Company nor any of its ERISA Affiliates has incurred or would reasonably be expected to incur any material liability under or pursuant to Title IV of ERISA. No prohibited transactions described in Section 406 of ERISA or Section 4975 of the Code have occurred which would reasonably be expected to result in material liability to the Company or its Subsidiaries. Except as set forth in the Company Letter, all Company Plans that are intended to be qualified under Section 401(a) of the Code have received a favorable determination letter as to such qualification from the Internal Revenue Service, and no event has occurred, either by reason of any action or failure to act, which would cause the loss of any such qualification. Except as set forth in the Company Letter, the Company is not aware of any reason why any Company Plan is not so qualified in operation. Neither the Company nor any of its ERISA Affiliates has been notified by any Company Multiemployer Plan that such Company Multiemployer Plan is currently in reorganization or insolvency under and within the meaning of
Section 4241 or 4245 of ERISA or that such

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

Company Multiemployer Plan intends to terminate or has been terminated under
Section 4041A of ERISA. The Company and its Subsidiaries have complied with the health care continuation requirements of Part 6 of Title I of ERISA. Except as set forth in the Company Letter, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, result in an increase in the amount of compensation or benefits or accelerate the vesting or timing of payment of any compensation or benefits payable by the Company or its Subsidiaries to or in respect of any employee or other person. As used in this
Agreement: (i) "Company Plan" means a "pension plan" (as defined in Section 3(2) of ERISA, other than a Company Multiemployer Plan) or a "welfare plan" (as defined in Section 3(1) of ERISA) established or maintained by the Company or any of its ERISA Affiliates or to which the Company or any of its ERISA Affiliates has contributed or otherwise may have any liability; and (ii) "Company Multiemployer Plan" means a "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA) to which the Company or any of its ERISA Affiliates is or has been obligated to contribute or otherwise may have any liability.

     Section 3.16 Liabilities. Except as fully reflected or reserved against in the consolidated financial statements referred to in Section 3.5, or disclosed in the footnotes thereto, or as set forth in Items 1-3 of Section 3.16 of the Company Letter, the Company and its Subsidiaries had no liabilities (including, without limitation, Tax liabilities) at the date of such consolidated financial statements, absolute or contingent, that would reasonably be expected to have a Material Adverse Effect on the Company or, except as disclosed in the Company Letter or the Company SEC Documents, were not incurred in the ordinary course of business. Except as so reflected, reserved or disclosed, or as disclosed in the Company Letter or the Company SEC Documents, the Company and its Subsidiaries have no commitments which would reasonably be expected to have a Material Adverse Effect on the Company.

     Section 3.17 Intellectual Properties. Except as disclosed in the Company Letter, all of the material patents, trademarks, trademark registrations, servicemarks, mailing lists, trade names, copyrights and other proprietary intellectual property rights that are owned by the Company and its Subsidiaries or used in their respective businesses are valid and in full force and effect. Neither the Company nor any of its Subsidiaries is infringing upon, or otherwise violating, the rights of any person with respect to any material patent, patent right, trademark, servicemark, software license, software use agreement, license trade name, copyright or registration thereof.

     Section 3.18 Propriety of Past Payments. Except as disclosed in the Company Letter, since January 1, 1991: (i) no funds or assets of the Company or any of its Subsidiaries have been used for illegal purposes, (ii) no unrecorded fund or assets of the Company or any of its Subsidiaries has been established for any purpose, (iii) no accumulation or use of the corporate funds of the Company or any of its Subsidiaries has been made without being properly accounted for on the respective books and records of the Company or such Subsidiary, (iv) all payments by or on behalf of the Company or any of its Subsidiaries have been duly and properly recorded and accounted for on the books and records of the Company and its Subsidiaries, (v) no false or artificial entry has been made on the books and records of the Company or any of its Subsidiaries for any reason, (vi) no payment has been made by or on behalf of the Company or any of its Subsidiaries with the understanding that any part of such payment is to be used for any purpose other than that described in the documents supporting such payment and (vii) neither the Company nor any of its Subsidiaries has made any illegal contributions to any political party or candidate, either domestic or foreign, except for such uses, payments, contributions or actions which, or the cessation of which, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or result in material adverse publicity for the Company.

     Section 3.19 Opinion of Financial Advisor. The Company has received the opinion of J.J.B. Hilliard, W.L. Lyons Inc., dated the date hereof, to the effect that, as of the date hereof, the consideration to be received in the Merger by the Company's shareholders is fair to the Company's shareholders from a financial point of view, a copy of which opinion has been delivered to Parent.

     Section 3.20 Takeover Statutes. The Board of Directors of the Company has duly taken all necessary action (which is valid and binding on the Company) to provide a valid and irrevocable exemption from

Sections 1704.01 through 1707.042 of the OGCL for all of the transactions contemplated by this Agreement. No Takeover Statute applicable to the Company is applicable to the Merger or the other transactions contemplated hereby.

     Section 3.21 Pooling of Interests; Reorganization. To the knowledge of the Company after due investigation, neither the Company nor any of its Subsidiaries has (i) taken any action or failed to take any action which action or failure would jeopardize the treatment of the Merger as a pooling of interests for accounting purposes or (ii) taken any action or failed to take any action which action or failure would jeopardize the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code.

     Section 3.22 Brokers. No broker, investment banker or other person, other than J.J.B. Hilliard, W.L. Lyons Inc., the fees and expenses of which will be paid by the Company (as reflected in an agreement between J.J.B. Hilliard, W.L. Lyons Inc. and the Company, a copy of which has been furnished to Parent), is entitled to any broker's, finder's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

                                   ARTICLE IV

                   COVENANTS RELATING TO CONDUCT OF BUSINESS

     Section 4.1 Conduct of Business Pending the Merger.  (a) Actions by
Parent. During the period from the date of this Agreement through the Effective Time, except as otherwise expressly required by this Agreement or as set forth in the Parent Letter, Parent shall, and shall cause each of its Subsidiaries to, in all material respects carry on its business in, and not enter into any material transaction other than in accordance with, the ordinary course of its business as currently conducted and, to the extent consistent therewith, use its reasonable best efforts to preserve intact its current business organization, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it, all to the end that its goodwill and ongoing business shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing, and except as otherwise expressly contemplated by this Agreement, Parent shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of the Company:

          (i) (A) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its stockholders in their capacity as such (other than (I) regular quarterly dividends of not more than $0.1625 per share on Parent Common Stock, (II) stock dividends on Parent Common Stock and \(III) any dividends on, or distributions in respect of, the capital stock of any Subsidiary of Parent); (B) combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; or (C) purchase, redeem or otherwise acquire any shares of its capital stock or those of any Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

          (ii) issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities, equity equivalent or convertible securities (other than the issuance of shares of Parent Common Stock pursuant to a stock dividend or stock split or upon the exercise of Parent Stock Options and the issuance of stock options to employees of Parent or any of its Subsidiaries);

          (iii) amend its charter or organization documents or by-laws;

          (iv) sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any of its assets, other than (A) transactions that are in the ordinary course of business and consistent with past practice and not material to Parent and its Subsidiaries taken as a whole or (B) dispositions for an aggregate consideration paid or payable to Parent and its Subsidiaries (valuing any non-cash consideration at its fair

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

     market value and any contingent payments at the maximum amount payable and treating any liabilities assumed as consideration paid) of not to exceed $30,000,000 or (C) as set forth in the Parent Letter;

          (v) incur any indebtedness for borrowed money or guarantee any such indebtedness or make any loans, advances or capital contributions to, or other investments in, any other person, other than (A) borrowings or guarantees incurred in the ordinary course of business and consistent with past practice, (B) any loans, advances or capital contributions to, or other investments in, Parent or any wholly-owned Subsidiary of Parent or
     (C) as set forth in the Parent Letter;

          (vi) enter into or adopt any Parent Plan, or amend any existing Parent Plan, other than as required by law;

          (vii) violate or fail to perform any material obligation or duty imposed upon Parent or any Subsidiary by any applicable federal, state, local, foreign or provincial law, rule, regulation, guideline or ordinance;

          (viii) take any action, other than reasonable and usual actions in the ordinary course of business consistent with past practice, with respect to accounting policies or procedures; or

          (ix) authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

     Parent shall promptly advise the Company orally and in writing of any change or event having, or which would reasonably be expected to have, a Material Adverse Effect on Parent.

     (b) Actions by the Company. During the period from the date of this Agreement through the Effective Time, except as otherwise expressly required by this Agreement or as set forth in the Company Letter, the Company shall, and shall cause each of its Subsidiaries to, in all material respects carry on its business in, and not enter into any material transaction other than in accordance with, the ordinary course of its business as currently conducted and, to the extent consistent therewith, use its reasonable best efforts to preserve intact its current business organization, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it, all to the end that its goodwill and ongoing business shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing, and except as otherwise expressly contemplated by this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent:

          (i) (A) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its shareholders in their capacity as such; (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; or (C) purchase, redeem or otherwise acquire any shares of its capital stock or those of any Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

          (ii) issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities, equity equivalent or convertible securities (other than the issuance of Company Common Shares upon the exercise of Company Stock Options outstanding on the date of this Agreement in accordance with their current terms);

          (iii) amend its charter or organization documents or Regulations;

          (iv) acquire or agree to acquire, by merging or consolidating with, by purchasing a substantial portion of the assets of or equity in or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, other than (A) transactions that are in the ordinary course of business and consistent with past practice and not material to the Company and its Subsidiaries taken as a whole or (B) as set forth in the Company Letter;

          (v) sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any of its assets, other than (A) transactions that are in the ordinary course of business and consistent with past practice and not material to the Company and its Subsidiaries taken as a whole or
     (B) dispositions for an aggregate consideration paid or payable to the Company and its Subsidiaries (valuing any non-cash consideration at its fair market value and any contingent payments at the maximum amount payable and treating any liabilities assumed as consideration paid) of not to exceed $150,000 or (C) as set forth in the Company Letter; provided, however, that the aggregate consideration received by the Company and its Subsidiaries from all transactions permitted by this clause (v) shall not exceed $250,000 and the aggregate fair market value (as determined in good faith by the Board of Directors of the Company) of the assets sold, leased or otherwise disposed of shall not exceed $250,000;

          (vi) incur any indebtedness for borrowed money or guarantee any such indebtedness, or make any loans, advances or capital contributions to, or other investments in, any other person, or retire any currently outstanding indebtedness for borrowed money, other than (A) borrowings or guarantees incurred in the ordinary course of business and consistent with past practice, (B) any loans, advances or capital contributions to, or other investments in, the Company or any wholly-owned Subsidiary of the Company or (C) as set forth in the Company Letter;

          (vii) enter into or adopt any Company Plan, or amend any existing Company Plan, other than as required by law;

          (viii) increase the compensation payable or to become payable to its officers or employees, except for increases in the ordinary course of business and consistent with past practice, or grant any severance or termination pay to, or enter into, or amend or modify, any employment, severance or consulting agreement with, any director or officer of the Company or any of its Subsidiaries, or establish, adopt, enter into, or, except as may be required to comply with applicable law, amend in any material respect or take action to enhance in any material respect or accelerate any rights or benefits under, any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee;

          (ix) violate or fail to perform any material obligation or duty imposed upon the Company or any Subsidiary by any applicable federal, state, local, foreign or provincial law, rule, regulation, guideline or ordinance;

          (x) take any action, other than reasonable and usual actions in the ordinary course of business consistent with past practice, with respect to accounting policies or procedures; or

          (xi) authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

     The Company shall promptly advise Parent orally and in writing of any change or event having, or which would reasonably be expected to have, a Material Adverse Effect on the Company.

     Section 4.2 No Solicitation. From and after the date hereof, the Company shall not, directly or indirectly, solicit, initiate or knowingly encourage (including by way of furnishing non-public information) any Takeover Proposal (as hereinafter defined) from any person, or engage in or continue discussions or negotiations relating to any Takeover Proposal and shall use its reasonable best efforts to prevent any of its directors, officers, employees, attorneys, financial advisors, agents and other authorized representatives and those of any of its Subsidiaries from taking any such action; provided, however, that the Company may (i) engage in discussions or negotiations with, or furnish information concerning the Company and its properties, assets and business to, any person which makes, or indicates in writing an intention to make, a Superior Proposal (as hereinafter defined) if the Board of Directors of the Company shall conclude in good faith on the basis of the written advice of its outside counsel that the failure to take such action would violate the fiduciary obligations of such Board of Directors under applicable law, or (ii) comply with Rule 14d-9 or 14e-2 promulgated by the SEC under the Exchange Act with regard to a Takeover Proposal. The Company shall promptly notify Parent upon receipt of any Takeover Proposal, including the material terms and conditions thereof and the identity of the person (or group) making such Takeover Proposal, and the name of all persons to whom the Company has furnished any information and the nature of such information. As used in this Agreement:
(i) "Takeover Proposal" means any proposal or offer for, or any expression of interest (by public announcement or otherwise) by any person (other than a proposal or offer by Parent or any of its Subsidiaries or Affiliates) in, any tender or exchange offer for 20% or more of the equity of the Company, any merger, consolidation or other business combination involving the Company or any of its Significant Subsidiaries (as hereinafter defined), any acquisition in any manner of 20% or more of the equity of, or 20% or more of the assets of, the Company or any of its Significant Subsidiaries or any inquiry by any person with respect to the Company's willingness to receive or discuss any of the foregoing;
(ii) "Superior Proposal" means a bona fide unsolicited proposal or offer made by any person (or group) (other than Parent or its Subsidiaries or Affiliates) to acquire the Company pursuant to any Takeover Proposal on terms which a majority of the members of the Board of Directors of the Company determines in good faith, and in the exercise of reasonable judgment (based on the advice of independent financial advisors), to be more favorable to the Company and its shareholders than the transactions contemplated hereby and for which any required financing is committed or which, in the good faith and reasonable judgment of a majority of such members, is reasonably capable of being financed by such person; and (iii) "Significant Subsidiary" has the meaning specified in Rule 1-02(w) of Regulation S-X promulgated by the Securities and Exchange Commission.

     Section 4.3 Third Party Standstill Agreements. During the period from the date of this Agreement through the Effective Time, the Company shall not terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which the Company or any of its Subsidiaries is a party (other than any involving Parent). During such period, the Company shall enforce, to the fullest extent permitted under applicable law, the provisions of any such agreement, including, but not limited to, by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States of America or of any state having jurisdiction.

     Section 4.4 Pooling of Interests; Reorganization. During the period from the date of this Agreement through the Effective Time, unless the other parties hereto shall otherwise agree in writing, none of Parent, the Company or any of their respective Subsidiaries shall (i) knowingly take or fail to take any action which action or failure would jeopardize the treatment of the Merger as a pooling of interests for accounting purposes or (ii) knowingly take or fail to take any action which action or failure would jeopardize qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

     Section 5.1 Stockholder Meeting. The Company shall call a meeting of its stockholders (the "Company Stockholder Meeting") to be held as promptly as practicable following the effectiveness of the Registration Statement for the purpose of voting upon the Merger. The Company shall, through its Board of Directors, recommend to its stockholders approval of such matters and shall not withdraw such recommendation; provided, however, that such Board of Directors shall not be required to make, and shall be entitled to withdraw, such recommendation if such Board of Directors concludes in good faith on the basis of the written advice of its outside counsel that the making of, or the failure to withdraw, such recommendation would violate the fiduciary obligations of such Board of Directors under applicable law. The respective Boards of Directors of the Company, Parent and Sub shall not withdraw their respective declarations that the Merger is advisable unless, in any such case, any such Board of Directors concludes in good faith on the basis of the written advice of its outside counsel that the failure to rescind such determination would violate the fiduciary obligations of such Board of Directors under applicable law.

     Section 5.2 Preparation of the Registration Statement and the Proxy Statement. The Company and Parent shall promptly prepare and file with the SEC the Registration Statement, which will include the Proxy Statement. Each of the Company and Parent shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is now not so

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

qualified) required to be taken under any applicable state securities laws in connection with the issuance of Parent Common Stock in connection with the Merger and upon any exercise of the Substitute Options (as defined in SECTION 5.8). The Company shall furnish all information concerning the Company and the holders of Company Common Shares as may be reasonably requested by Parent in connection with any such action.

     Section 5.3 Comfort Letters. (a) The Company shall use its reasonable best efforts to cause to be delivered to Parent "comfort" letters of Arthur Andersen LLP, the Company's independent public accountants, dated the date on which the Registration Statement shall become effective and as of the Effective Time, and addressed to Parent and the Company, in form and substance reasonably satisfactory to Parent and as is reasonably customary in scope and substance for letters delivered by independent public accountants in connection with transactions such as those contemplated by this Agreement.

     (b) Parent shall use its reasonable best efforts to cause to be delivered to the Company "comfort" letters of Coopers & Lybrand LLP, Parent's independent public accountants, dated the date on which the Registration Statement shall become effective and as of the Effective Time, and addressed to the Company and Parent, in form and substance reasonably satisfactory to the Company and as is reasonably customary in scope and substance for letters delivered by independent public accountants in connection with transactions such as those contemplated by this Agreement.

     Section 5.4 Access to Information. Subject to currently existing contractual and legal restrictions applicable to Parent (which Parent represents and warrants are not material) or to the Company (which the Company represents and warrants are not material), Parent and the Company shall, and shall cause each of its respective Subsidiaries to, afford, during normal business hours during the period from the date of this Agreement through the Effective Time, to the accountants, counsel, financial advisors, officers and other representatives of the other reasonable access to, and permit them to make such inspections as they may reasonably request of, the other's properties, books, contracts, commitments and records (including, without limitation, the work papers of independent public accountants) and permit such interviews with its officers and employees as may be reasonably requested; and, during such period, Parent and the Company shall, and shall cause each of its respective Subsidiaries to, furnish promptly to the other (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (ii) all other information concerning its properties, assets, business and personnel as the other may reasonably request. No investigation pursuant to this Section 5.4 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto. All information obtained by Parent or the Company pursuant to this Section 5.4 shall be kept confidential in accordance with the Confidentiality Agreement dated January 15, 1996, as the same has been amended to date, between Parent and the Company.

     Section 5.5 Compliance with the Securities Act. Prior to the Effective Time, the Company shall cause to be prepared and delivered to Parent a list (reasonably satisfactory to counsel for Parent) identifying all persons who, at the time of the Company Stockholder Meeting, may be deemed to be an "affiliate" of the Company, as such term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act (the "Rule 145 Affiliates"). The Company shall use its reasonable best efforts to cause each person who is identified as a Rule 145 Affiliate in such list to deliver to Parent on or prior to the Effective Time a written agreement, in the form previously approved by the parties hereto, that such Rule 145 Affiliate shall not (i) sell, pledge, transfer or otherwise dispose of any shares of Parent Common Stock issued to such Rule 145 Affiliate in connection with the Merger, except pursuant to an effective registration statement or in compliance with such Rule 145 or another exemption from the registration requirements of the Securities Act and (ii) sell or in any other way reduce such Rule 145 Affiliate's risk relative to any shares of Parent Common Stock received in the Merger (within the meaning of Section 201.01 of the SEC's Financial Reporting Release No. 1) until such time as the financial results (including combined sales and net income) covering at least 30 days of post-Merger operations have been published, except as permitted by Staff Accounting Bulletin No. 76 issued by the SEC. After the Effective Time, Parent shall satisfy the conditions set forth in Rule 144(c)(1) promulgated by the SEC under the Securities Act for so long as any Rule 145 Affiliate is subject to the provisions of Rule 145(d).

     Section 5.6 Stock Exchange Listings. Parent shall use its reasonable best efforts to list on the NYSE, upon official notice of issuance, the shares of Parent Common Stock to be issued in connection with the Merger and upon any exercise of the Substitute Options.

     Section 5.7 Fees and Expenses.  (a) Except as otherwise provided in this
Section 5.7 and in Section 5.11, whether or not the Merger shall be consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including, without limitation, the fees and disbursements of counsel, financial advisors, accountants, actuaries and consultants, shall be paid by the party incurring such costs and expenses, provided that all printing expenses and filing fees shall be divided equally between Parent and the Company.

     (b) Notwithstanding any provision in this Agreement to the contrary, if this Agreement shall be terminated by Parent pursuant to Section 7.1(b)(i) or
Section 7.1(d), then, in either such case, the Company shall (without prejudice to any other rights of Parent against the Company) reimburse Parent upon demand for all out-of-pocket fees and expenses incurred or paid by or on behalf of Parent and its Subsidiaries in connection with this Agreement and the transactions contemplated hereby, including all fees and expenses of counsel, financial advisors, accountants, actuaries and consultants; provided, however, that the Company shall not be obligated to make aggregate payments pursuant to this sentence in excess of $400,000. In addition, if within one year after the date of such termination, the Company shall enter into a definitive agreement with respect to any Takeover Proposal, or if any Takeover Proposal shall have been completed or the Board of Directors of the Company shall have recommended to the shareholders of the Company any Takeover Proposal or adopted a resolution to do so, then, upon the earliest of such occurrences, the Company shall immediately pay to Parent an amount in cash equal to $1,000,000, less any amount paid to Parent pursuant to the immediately preceding sentence; provided that no amount shall be payable to Parent pursuant to this sentence in the event that the Company would have had the right to terminate this Agreement pursuant to
Section 7.1(c) or 7.1(d).

     (c) Notwithstanding any provision in this Agreement to the contrary, if this Agreement shall be terminated by Parent pursuant to Section 7.1(b)(ii) or by the Company pursuant to Section 7.1(c)(ii) and, in either such case, within one year after the date of such termination, any of the occurrences described in the second sentence of Section 5.7(b) shall have occurred, the Company shall immediately pay to Parent an amount in cash equal to $1,000,000; provided that no payment shall be due by the Company under this Section 5.7(c) unless the Board of Directors of the Company determines that such transaction is a Superior Proposal.

     (d) Notwithstanding any provision in this Agreement to the contrary, if this Agreement shall be terminated by Parent pursuant to Section 7.1(f), Section 7.1(g) or Section 7.1(h) or by the Company pursuant to Section 7.1(f), the Company shall immediately pay to Parent an amount in cash equal to $1,000,000; provided that in the event that this Agreement is terminated by Parent: (i) pursuant to Section 7.1(f), the Company shall be required to pay such cash amount to Parent only upon the occurrence of the events set forth in clauses (i) and (ii) thereof unless the Company shall have failed to timely provide such written notice to, or cooperated fully with, Parent as required by such clause
(i); and (ii) pursuant to Section 7.1(g), the Company shall not be required to pay such cash amount to Parent if, (A) at the time that the Board of Directors of the Company took such action described in Section 7.1(g), the Company would have been entitled to terminate this Agreement pursuant to Section 7.1(i)(assuming, for the purpose of this clause (A) that the Calculation Date (as such term is used in Section 7.1(i)) is a date occurring within ten business days preceding the date the Board of Directors of the Company took such action); or (B) the Board of Directors of the Company shall have taken the action or actions specified by Section 7.1(g) in connection with a Superior Proposal.

     (e) Notwithstanding any provision in this Agreement to the contrary, if this Agreement shall be terminated by the Company pursuant to Section 7.1(c)(i) or Section 7.1(d), then, in either such case, Parent shall (without prejudice to any other rights of the Company against Parent) reimburse the Company upon demand for all out-of-pocket fees and expenses incurred or paid by or on behalf of the Company and its Subsidiaries in connection with this Agreement and the transactions contemplated hereby, including all fees and expenses of counsel, financial advisors, accountants, actuaries and consultants; provided, however, that Parent shall not be obligated to make aggregate payments pursuant to this sentence in excess of $400,000.

     Section 5.8 Company Stock Options. Not later than the Effective Time, each Company Stock Option which is outstanding immediately prior to the Effective Time pursuant to any stock option plan (other than any "stock purchase plan" within the meaning of Section 423 of the Code) of the Company in effect on the date hereof (the "Company Stock Plans") shall become and represent an option to purchase the number of shares of Parent Common Stock (a "Substitute Option"), increased to the nearest whole share, determined by multiplying (i) the number of Company Common Shares subject to such Company Stock Option immediately prior to the Effective Time by (ii) the Conversion Number, at an exercise price per share of Parent Common Stock (increased to the nearest whole cent) equal to the exercise price per Company Common Share immediately prior to the Effective Time divided by the Conversion Number. After the Effective Time, except as provided above in this Section 5.8, each Substitute Option shall be exercisable upon the same terms and conditions as were applicable to the related Company Stock Option immediately prior to the Effective Time; provided, that any conditions to the exercise of the Company Stock Options which are expressed in terms of the market price of the Company Common Stock shall be adjusted by dividing such price by the Conversion Number. This Section 5.8 shall be subject to any contrary provision contained in the applicable Company Stock Plan or in the option agreement with respect to any Company Stock Option outstanding thereunder, but the Company shall use its reasonable best efforts to obtain any necessary consents of the holders of such Company Stock Options to effect this Section
5.8. The Company shall not grant any stock appreciation rights or limited stock appreciation rights and shall not permit cash payments to holders of Company Stock Options in lieu of the substitution therefor of Substitute Options as provided in this Section 5.8. At the Effective Time, the Parent Common Stock issuable upon exercise of the Substitute Options shall be registered under the Securities Act.

     Section 5.9 Reasonable Best Efforts; Pooling of Interests. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable, to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including, but not limited to: (i) the obtaining of all necessary actions or non-actions, waivers, consents and approvals from all Governmental Entities and the making of all necessary registrations and filings with, and the taking of all other reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity (including those in connection with the HSR Act and any Takeover Statute); (ii) the obtaining of all necessary consents, approvals or waivers from persons other than Governmental Entities; (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed; and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement.

     (b) Each of Parent and the Company shall take, together with its respective accountants, all actions reasonably necessary in order to obtain a favorable determination from the SEC that the Merger may be accounted for as a pooling of interests in accordance with generally accepted accounting principles.

     (c) Each party hereto shall use its reasonable best efforts not to take any action, or to enter into any transaction, which would cause any of its representations or warranties contained in this Agreement to be untrue or to result in a breach of any of its covenants in this Agreement.

     (d) Notwithstanding any provision in this Agreement to the contrary: (i) neither Parent nor the Company shall be obligated to use its reasonable best efforts or to take any action pursuant to this SECTION 5.9 if the Board of Directors of Parent or the Company, as the case may be, shall conclude in good faith on the basis of the written advice of its outside counsel that such action would violate the fiduciary obligations of such Board of Directors under applicable law; and (ii) in connection with any filing or submission required or action to be taken by either Parent or the Company to effect the Merger and to consummate the other transactions contemplated hereby, the Company shall not, without Parent's prior written consent, commit to any divestiture transaction, and, except as may be set forth in the Parent Letter, neither Parent nor any of its Affiliates shall be required to divest or hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, the Company or any material portions thereof or any of the business, product lines, properties or assets of Parent or any of its Affiliates.

     Section 5.10 Public Announcements. Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement and shall not issue any such press release or make any such public statement prior to such consultation and without the approval (which need not be in writing and shall not unreasonably be withheld) of the other, except as may be required by applicable law or by existing obligations pursuant to any listing agreement with any national securities exchange or with NASDAQ.

     Section 5.11 Real Estate Transfer and Gains Tax. Parent and the Company agree that either the Company or the Surviving Corporation shall pay all state or local taxes, if any (collectively, the "Gains Taxes"), attributable to the transfer of the beneficial ownership of the Company's and its Subsidiaries' real properties, and any penalties or interest with respect thereto, payable in connection with the consummation of the Merger. The Company shall cooperate with Parent in the filing of any returns with respect to the Gains Taxes, including supplying in a timely manner a complete list of all real property interests held by the Company and its Subsidiaries and any information with respect to such properties that is reasonably necessary to complete such returns. The portion of the consideration allocable to the real properties of the Company and its Subsidiaries shall be determined by Parent in its reasonable discretion. The shareholders of the Company shall be deemed to have agreed to be bound by the allocation established pursuant to this Section 5.11 in the preparation of any return with respect to the Gains Taxes.

     Section 5.12 Takeover Statutes. If any Takeover Statute shall become applicable to the transactions contemplated hereby, Parent and the Company and their respective Boards of Directors shall use their reasonable best efforts to grant such approvals and to take such other actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and shall otherwise act to minimize the effects of any such statute or regulation on the transactions contemplated hereby.

     Section 5.13 Indemnification; Directors and Officers Insurance. Parent shall cause the Surviving Corporation to (a) maintain continuously in effect, for six years after the Effective Time, directors' and officers' liability insurance covering those persons currently covered by the Company's policies for acts or omissions occurring at or prior to the Effective Time on terms no less favorable than current coverages and (b) indemnify and hold harmless (and advance expenses to) all past and current directors, officers, employees and agents of the Company and of its Subsidiaries, for claims made within six years after the Effective Time arising out of acts or omissions occurring at or prior to the Effective Time, to the same extent such persons are currently indemnified by the Company pursuant to the Company's Amended Articles of Incorporation and Amended and Restated Code of Regulations.

     Section 5.14 Notification of Certain Matters. Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of:
(i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would be likely to cause (A) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect or (B) any covenant, condition or agreement contained in this Agreement not to be complied with or satisfied; and (ii) any failure of Parent or the Company, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.14 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

     Section 5.15 Reorganization Status. Parent agrees that it will not take any action after the Effective Time that would cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code for failure to satisfy the "continuity of business enterprise" requirements of such a reorganization.

     Section 5.16 Employee Benefit Plans. For a period of not less than one year after the Effective Time, Parent will provide employee benefit plans (including perquisites) for employees employed by the Company or any of its Subsidiaries immediately prior to the Effective Time and for former employees of the Company currently receiving benefits which are, in the aggregate, no less favorable than those currently provided by the Company and its Subsidiaries, it being understood that the Company Stock Plans will be terminated and no further options will be granted under the Company Stock Plans.

                                   ARTICLE VI

                       CONDITIONS PRECEDENT TO THE MERGER

     Section 6.1 Conditions to each Party's Obligation to Effect the
Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

          (a) Shareholder Approval. The Merger shall have been duly approved by the requisite vote of the shareholders of the Company in accordance with applicable law and the Articles of Incorporation and Regulations of the Company.

          (b) Stock Exchange Listings. The shares of Parent Common Stock issuable in accordance with the Merger and upon exercise of the Substitute Options shall have been authorized for listing on the NYSE, subject to official notice of issuance.

          (c) HSR and Other Approvals. (i) The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

             (ii) All authorizations, consents, orders, declarations or approvals of, or filings with, or terminations or expirations of waiting periods imposed by, any Governmental Entity, which the failure to obtain, make or occur would have the effect of making the Merger or any of the transactions contemplated hereby illegal or would have a Material Adverse Effect on Parent or the Company (as the Surviving Corporation), assuming the Merger had taken place, shall have been obtained, shall have been made or shall have occurred.

          (d) Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or, to the knowledge of Parent or the Company, threatened by the SEC. All necessary state securities authorizations (including approvals in connection with any Takeover Statutes) shall have been received.

          (e) No Order. No court or other Governmental Entity having jurisdiction over the Company or Parent, or any of their respective Subsidiaries, shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Merger or any of the transactions contemplated hereby illegal.

     Section 6.2 Conditions to Obligation of the Company to Effect the
Merger. The obligation of the Company to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions:

          (a) Performance of Obligations; Representations and Warranties. Each of Parent and Sub shall have performed in all material respects each of its agreements contained in this Agreement required to be performed at or prior to the Effective Time, each of the representations and warranties of Parent and Sub contained in this Agreement that is qualified by materiality shall be true and correct at and as of the

     Effective Time as if made at and as of the Effective Time and each of such representations and warranties that is not so qualified shall be true and correct in all material respects at and as of the Effective Time as if made at and as of the Effective Time, in each case except as contemplated or permitted by this Agreement; and the Company shall have received a certificate signed on behalf of Parent by its Chief Executive Officer and its Chief Financial Officer to such effect.

          (b) Tax Opinion. The Company shall have received an opinion of Graydon, Head & Ritchey, in form and substance reasonably satisfactory to the Company, dated the Effective Time, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing as of the Effective Time, for federal income tax purposes:

             (i) The Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code, and the Company, Sub and Parent will each be a party to such reorganization within the meaning of
        Section 368(b) of the Code;

             (ii) No gain or loss will be recognized by the Company as a result of the Merger;

             (iii) No gain or loss will be recognized by the non-dissenting shareholders of the Company upon the conversion of their Company Common Shares into shares of Parent Common Stock in accordance with the Merger, except with respect to cash, if any, received in lieu of fractional shares of Parent Common Stock;

             (iv) The aggregate tax basis of the shares of Parent Common Stock received by a shareholder in exchange for Company Common Shares in accordance with the Merger (including fractional shares of Parent Common Stock for which cash is received) will be the same as the aggregate tax basis of such Company Common Shares;

             (v) The holding period for shares of Parent Common Stock received by a shareholder in exchange for Company Common Shares in accordance with the Merger will include the period that such Company Common Shares were held by the shareholder, provided such Company Common Shares were held as capital assets by such shareholder at the Effective Time; and

             (vi) A shareholder of the Company who receives cash in lieu of a fractional share of Parent Common stock will recognize gain or loss equal to the difference, if any, between such shareholder's basis in such fractional share and the amount of cash received.

     In rendering such opinion, Graydon, Head & Ritchey may receive and rely upon representations contained in a certificate of the Company substantially in the form attached to the Company Letter (the "Company Tax Certificate"), a certificate of Parent substantially in the form attached to the Parent Letter (the "Parent Tax Certificate") and other appropriate certificates of the Company, Parent and others, and may condition such opinion on the receipt from each shareholder of the Company holding a substantial amount of the Company Common Shares (a "Major Shareholder") of a certificate substantially in the form attached to the Company Letter (the "Shareholder Certificate").

     (c) Opinion of Sidley & Austin. The Company shall have received an opinion from Sidley & Austin, dated the Effective Time, substantially to the effect that:

          (i) The incorporation, existence and good standing in their respective jurisdictions of incorporation of Parent and Sub are as stated in the first sentence of Section 2.1; the authorized shares of capital stock of Parent are as stated in the first sentence of Section 2.2; and all outstanding shares of Parent Common Stock have been duly and validly authorized and issued, are fully paid and nonassessable and have not been issued in violation of any preemptive right of any stockholders;

          (ii) Each of Parent and Sub has full corporate power and authority to execute, deliver and perform this Agreement, and this Agreement has been duly authorized, executed and delivered by Parent and Sub and (assuming its due and valid authorization, execution and delivery by the Company and its validity and binding effect upon the Company) constitutes the legal, valid and binding obligation of Parent and Sub enforceable against Parent and Sub in accordance with its terms, except to the extent enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar laws of general applicability relating to or affecting the enforcement of creditors' rights and by the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law);

          (iii) The execution and performance by Parent and Sub of this Agreement will not violate the Restated Certificate of Incorporation or By-laws of Parent or the Articles of Incorporation or Regulations of Sub;

          (iv) To the knowledge of such counsel, the execution and performance by Parent and Sub of this Agreement will not violate, result in a breach of or constitute a default under any material indenture, mortgage, evidence of indebtedness, lease, agreement, instrument, law, rule, regulation, judgment, order or decree to which Parent or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets are bound;

          (v) To the knowledge of such counsel, no consent, approval, authorization or order of any court or other Governmental Entity which has not been obtained is required on behalf of Parent or any of its Subsidiaries for the consummation of the transactions contemplated by this Agreement;

          (vi) To the knowledge of such counsel, there are no actions, suits or proceedings, pending or overtly threatened, against or affecting Parent or any of its Subsidiaries, at law or in equity or before or by any court or other Governmental Entity or before any arbitrator, which seek to restrain, prohibit or invalidate any of the transactions contemplated by this Agreement;

          (vii) (A) At the time the Registration Statement became effective, the Registration Statement (other than the financial statements, financial data, statistical data and supporting schedules included therein, and information relating to or supplied by the Company, as to which such counsel need express no opinion) complied as to form in all material respects with the requirements of the Securities Act; and (B) in the course of the preparation of the Registration Statement and the Proxy Statement, such counsel has considered the information set forth therein in light of the matters required to be set forth therein, and has participated in conferences with officers and representatives of the Company and Parent, including their respective counsel and independent public accountants, during the course of which the contents of the Registration Statement and the Proxy Statement and related matters were discussed; such counsel has not independently checked the accuracy or completeness of, or otherwise verified, and accordingly is not passing upon, and does not assume responsibility for, the accuracy, completeness or fairness of the statements contained in the Registration Statement or the Proxy Statement; such counsel has relied as to materiality, to a large extent, upon the judgment of officers and representatives of the Company and Parent; however, as a result of such consideration and participation, nothing has come to such counsel's attention which causes such counsel to believe that the Registration Statement (other than the financial statements, financial data, statistical data and supporting schedules included therein, and information relating to or supplied by the Company, as to which such counsel need express no belief), at the time it became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading or that the Proxy Statement (other than the financial statements, financial data, statistical data and supporting schedules included therein, and information relating to or supplied by the Company, as to which such counsel need express no belief), at the time the Registration Statement became effective and at the time of the Company Stockholder Meeting, included any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and

          (viii) The shares of Parent Common Stock being issued at the Effective Time pursuant to this Agreement have been duly authorized and validly issued and are fully paid and nonassessable.

     In rendering such opinion, Sidley & Austin may rely as to matters of fact upon the representations contained herein and in certificates of officers of Parent and its Subsidiaries delivered to such counsel and certificates of public officials. Such opinion may state that it is limited to the General Corporation Law of the

State of Delaware, the laws of the State of Illinois and the federal laws of the United States of America and that, insofar as the laws of the State of Ohio are applicable, such counsel has relied upon the opinion of Taft, Stettinius & Hollister delivered to the Company pursuant to Section 6.2(d).

     (d) Opinion of Taft, Stettinius & Hollister. The Company shall have received an opinion of Taft, Stettinius & Hollister, dated the Effective Time, substantially to the effect that: (i) Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio; (ii) Sub has full corporate power and authority to execute, deliver and perform this Agreement; (iii) this Agreement has been duly authorized, executed and delivered by Sub and (assuming its due and valid authorization, execution and delivery by Parent and the Company and its validity and binding effect upon the Company) constitutes the legal, valid and binding obligation of Parent and Sub enforceable against Parent and Sub in accordance with its terms, except to the extent enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar laws of general applicability relating to or affecting the enforcement of creditors' rights and by the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law); and (iv) the Merger has been duly consummated and become effective in accordance with the OGCL. In rendering such opinion, Taft, Stettinius & Hollister may rely as to matters of fact upon the representations contained herein and in certificates of officers of Parent and its Subsidiaries delivered to such counsel and certificates of public officials. Such opinion may state that it is limited to the laws of the State of Ohio.

     (e) Consents Under Agreements. Parent shall have obtained the consent or approval of each person (other than the Governmental Entities referred to in Section 6.1(c)) whose consent or approval shall be required in connection with the transactions contemplated hereby under any indenture, mortgage, evidence of indebtedness, lease or other agreement or instrument, except where the failure to obtain the same would not reasonably be expected, in the good faith opinion of the Company, individually or in the aggregate, to have a Material Adverse Effect on Parent or upon the consummation of the transactions contemplated hereby.

     (f) Non-Compete Agreements. The Agreement, dated as of September 23, 1996, by and among Parent, the Company and Durwood G. Rorie, Jr. ("Rorie"), and the Agreement, dated as of September 23, 1996, by and among Parent, the Company and William A. Cheney ("Cheney") (collectively, the "Non-Compete Agreements") shall become effective at the Effective Time.

     (g) Material Adverse Change. Since the date of this Agreement, there shall have been no Material Adverse Change with respect to Parent; and the Company shall have received a certificate signed on behalf of Parent by its Chief Executive Officer and its Chief Financial Officer to such effect.

     Section 6.3 Conditions to Obligations of Parent and Sub to Effect the Merger. The obligation of Parent and Sub to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions:

          (a) Performance of Obligations; Representations and Warranties. The Company shall have performed in all material respects each of its agreements contained in this Agreement required to be performed at or prior to the Effective Time, each of the representations and warranties of the Company contained in this Agreement that is qualified by materiality shall be true and correct at and as of the Effective Time as if made at and as of the Effective Time and each of such representations and warranties that is not so qualified shall be true and correct in all material respects at and as of the Effective Time as if made at and as of the Effective Time, in each case except as contemplated or permitted by this Agreement; and Parent shall have received a certificate signed on behalf of the Company by its Chief Executive Officer and its Chief Financial Officer to such effect.

          (b) Tax Opinion. Parent shall have received an opinion of Sidley & Austin, in form and substance reasonably satisfactory to Parent, dated the Effective Time, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing as of the Effective Time, for federal income tax purposes:

             (i) The Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code, and the Company, Sub and Parent will each be a party to such reorganization within the meaning of
        Section 368(b) of the Code;

             (ii) No gain or loss will be recognized by Parent or the Company as a result of the Merger;

             (iii) No gain or loss will be recognized by the non-dissenting shareholders of the Company upon the conversion of their Company Common Shares into shares of Parent Common Stock in accordance with the Merger, except with respect to cash, if any, received in lieu of fractional shares of Parent Common Stock;

             (iv) The aggregate tax basis of the shares of Parent Common Stock received by a shareholder in exchange for Company Common Shares in accordance with the Merger (including fractional shares of Parent Common Stock for which cash is received) will be the same as the aggregate tax basis of such Company Common Shares;

             (v) The holding period for shares of Parent Common Stock received by a shareholder in exchange for Company Common Shares in accordance with the Merger will include the period that such Company Common Shares were held by the shareholder, provided such Company Common Shares were held as capital assets by such shareholder at the Effective Time; and

             (vi) A shareholder of the Company who receives cash in lieu of a fractional share of Parent Common Stock will recognize gain or loss equal to the difference, if any, between such shareholder's basis in such fractional share and the amount of cash received.

          In rendering such opinion, Sidley & Austin may receive and rely upon representations contained in a certificate of the Company substantially in the form of the Company Tax Certificate, a certificate of Parent substantially in the form of the Parent Tax Certificate and other appropriate certificates of the Company, Parent and others, and may condition such opinion on the receipt from each Major Shareholder of a Shareholder Certificate.

          (c) Opinion of Jack W. Painter, ESQ. Parent shall have received an opinion from Jack W. Painter, Esq., dated the Effective Time, substantially to the effect that:

             (i) The Company is a corporation in good standing under the laws of the State of Ohio, and the authorized shares of the capital stock of the Company are as stated in the first sentence of Section 3.2;

             (ii) The Company has full corporate power and authority to execute, deliver and perform this Agreement, and this Agreement has been duly authorized, executed and delivered by the Company and (assuming its due and valid authorization, execution and delivery by Parent and Sub and its validity and binding effect upon Parent and Sub) constitutes the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except to the extent enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar laws of general applicability relating to or affecting the enforcement of creditors' rights and by the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law);

             (iii) The execution and performance by the Company of this Agreement will not violate the Articles of Incorporation or Regulations of the Company or the charter or organization documents or by-laws of any of its Subsidiaries;

             (iv) To the knowledge of such counsel, the execution and performance by the Company of this Agreement will not violate, result in a breach of or constitute a default under any material indenture, mortgage, evidence of indebtedness, lease, agreement, instrument, law, rule, regulation, judgment, order or decree to which the Company or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets are bound;

             (v) To the knowledge of such counsel, no consent, approval, authorization or order of any court or other Governmental Entity which has not been obtained is required on behalf of the Company or any of its Subsidiaries for consummation of the transactions contemplated by this Agreement;

             (vi) To the knowledge of such counsel, there are no actions, suits or proceedings, pending or overtly threatened, against or affecting the Company or any of its Subsidiaries, at law or in equity or before or by any court or other Governmental Entity or before any arbitrator, which seek to restrain, prohibit or invalidate any of the transactions contemplated by this Agreement; and

             (vii) (A) At the time the Registration Statement became effective, the Registration Statement (other than the financial statements, financial data, statistical data and supporting schedules included therein, and information relating to or supplied by Parent, as to which such counsel need express no opinion) complied as to form in all material respects with the requirements of the Securities Act; and (B) in the course of the preparation of the Registration Statement and the Proxy Statement, such counsel has considered the information set forth therein in light of the matters required to be set forth therein, and has participated in conferences with officers and representatives of the Company and Parent, including their respective counsel and independent public accountants, during the course of which the contents of the Registration Statement and the Proxy Statement and related matters were discussed; such counsel has not independently checked the accuracy or completeness of, or otherwise verified, and accordingly is not passing upon, and does not assume responsibility for, the accuracy, completeness or fairness of the statements contained in the Registration Statement or the Proxy Statement; such counsel has relied as to materiality, to a large extent, upon the judgment of officers and representatives of the Company and Parent; however, as a result of such consideration and participation, nothing has come to such counsel's attention which causes such counsel to believe that the Registration Statement (other than the financial statements, financial data, statistical data and supporting schedules included therein, and information relating to or supplied by Parent, as to which such counsel need express no belief), at the time it became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading or that the Proxy Statement (other than the financial statements, financial data, statistical data and supporting schedules included therein, and information relating to or supplied by Parent, as to which such counsel need express no belief), at the time the Registration Statement became effective and at the time of the Company Stockholder Meeting, included any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

          In rendering such opinion, such counsel may rely as to matters of fact upon the representations contained herein and on certificates of officers of the Company delivered to such counsel and certificates of public officials. Such opinion may state that it is limited to the laws of the State of Ohio, the General Corporation law of the State of Delaware and the federal laws of the United States of America.

          (d) Opinion of Graydon, Head & Ritchey. Parent shall have received an opinion from Graydon, Head & Ritchey, dated the Effective Time, substantially to the effect that (i) the Company is a corporation duly organized and validly existing under the laws of the State of Ohio; and
     (ii) all outstanding Company Common Shares have been duly and validly authorized and issued, are fully paid and nonassessable and have not been issued in violation of any preemptive right of shareholders.

          In rendering such opinion, such counsel may rely as to matters of fact upon the representations contained herein and in certificates of officers of the Company delivered to such counsel. Such opinion may state that it is limited to the laws of the State of Ohio.

          (e) Consents Under Agreements. The Company shall have obtained the consent or approval of each person (other than the Governmental Entities referred to in Section 6.1(c)) whose consent or approval shall be required in connection with the transactions contemplated hereby under any indenture, mortgage, evidence of indebtedness, lease or other agreement or instrument, except where the failure to obtain the same would not reasonably be expected, in the good faith opinion of Parent, individually or in the aggregate, to have a Material Adverse Effect on the Company or Parent or upon the consummation of the transactions contemplated hereby.

          (f) Affiliate Agreements. Parent shall have received the written agreements from the Rule 145 Affiliates of the Company described in Section 5.5.

          (g) Litigation. There shall not have been instituted or be pending, or threatened, any suit, action or proceeding before any Governmental Entity as a result of this Agreement or any of the transactions contemplated hereby which, if such Governmental Entity were to prevail, would reasonably be expected, in the good faith opinion of Parent, to have a Material Adverse Effect on Parent or the Company (as the Surviving Corporation).

          (h) Accounting. Parent shall have received an opinion of Coopers & Lybrand LLP, in form and substance reasonably satisfactory to Parent, that the Merger will qualify as a pooling of interests under generally accepted accounting principles; and based on such opinion and such other advice as Parent may deem relevant, Parent shall have no reasonable basis for believing that the Merger may not be accounted for as a pooling of interests in accordance with generally accepted accounting principles.

          (i) Non-Compete Agreements. The Non-Compete Agreements shall become effective at the Effective Time.

          (j) The following agreements shall have been terminated and be of no further force or effect prior to the Effective Time: (i) Stock Transfer, Restriction, Purchase and Redemption Agreement, dated December 2, 1985, between Rorie, Cheney and the Company; (ii) Transfer of Stock Agreement, dated August 1, 1994, between Rorie, Margaret Stewart Rorie, Cheney, the W.
     A. Cheney Family Trust and the Company; and (iii) Stock Purchase and Sale Agreement, dated January 2, 1992, among Meiko Mercantile, Limited, Cheney and Rorie.

          (k) Appraisal Rights. The holders of not more than 10% of the issued and outstanding Company Common Shares shall have properly demanded appraisal or dissenters rights pursuant to the OGCL.

          (l) Material Adverse Change. Since the date of this Agreement, there shall have been no Material Adverse Change with respect to the Company; and Parent shall have received a certificate signed on behalf of the Company by its Chief Executive Officer and its Chief Financial Officer of the Company to such effect.

                                  ARTICLE VII

                       TERMINATION; AMENDMENT AND WAIVER

     Section 7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after any approval by the shareholders of the Company of the matters presented in connection with the
Merger:

          (a) by mutual written consent of Parent, Sub and the Company, as authorized by their respective Boards of Directors;

          (b) by Parent, as authorized by its Board of Directors, if (i) the Company shall have failed to comply in any material respect with any of its covenants or agreements contained in this Agreement required to be complied with prior to the date of such termination, which failure to comply has not been cured within five business days after receipt by the Company of notice of such failure to comply, or (ii) the shareholders of the Company shall not approve the Merger at the Company Stockholder Meeting or any adjournment thereof;

          (c) by the Company, as authorized by its Board of Directors, if (i) Parent or Sub shall have failed to comply in any material respect with any of its respective covenants or agreements contained in this Agreement required to be complied with prior to the date of such termination, which failure to comply has not been cured within five business days after receipt by Parent of notice of such failure to comply, or (ii) the shareholders of the Company shall not approve the Merger at the Company Stockholder Meeting or any adjournment thereof;

          (d) by either Parent or the Company, as authorized by its Board of Directors, if there has been (i) a material breach by the other (or Sub if the Company is the terminating party) of any representation or warranty that is not qualified as to materiality or (ii) a breach by the other (or Sub if the Company is the terminating party) of any representation or warranty that is qualified as to materiality, in each case which breach has not been cured within five business days after receipt by the breaching party of notice of the breach;

          (e) by either Parent or the Company, as authorized by its Board of Directors, if: (i) the Merger has not been effected on or prior to the close of business on March 31, 1997; provided, however, that the right to terminate this Agreement pursuant to this clause (e) shall not be available to any party whose failure to fulfill any obligation of this Agreement has been the cause of, or resulted in, the failure of the Merger to have occurred on or prior to such date; or (ii) any court or other Governmental Entity having jurisdiction over a party hereto shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable;

          (f) by either Parent or the Company, as authorized by its Board of Directors, if the Board of Directors of the Company shall determine that a Takeover Proposal constitutes a Superior Proposal; provided, however, that the Company may not terminate this Agreement pursuant to this clause (f) unless (i) 15 days shall have elapsed after delivery to Parent of a written notice of such determination by such Board of Directors and during such 15-day period the Company shall have fully cooperated with Parent, including, without limitation, informing Parent of the terms and conditions of such Takeover Proposal and the identity of the person or group making such Takeover Proposal, with the intent of enabling Parent to agree to a modification of the terms and conditions of this Agreement so that the transactions contemplated hereby may be effected, and (ii) at the end of such 15-day period such Board of Directors shall continue reasonably to believe that such Takeover Proposal constitutes a Superior Proposal and simultaneously therewith the Company shall enter into a definitive acquisition, merger or similar agreement to effect such Superior Proposal; provided, further, that Parent may only terminate this Agreement pursuant to this clause (f) at any time after the close of business on the 10th day following any date on which the Board of Directors of the Company determines that a Takeover Proposal constitutes a Superior Proposal and only if, prior to such termination by Parent, the Board of Directors of the Company has not rejected such Takeover Proposal and has not terminated all discussions and negotiations pertaining to such Takeover Proposal; provided, further that the immediately preceding proviso shall apply only to the first Takeover Proposal determined by the Board of Directors of the Company to be a Superior Proposal; upon, and at any time after, any subsequent determination by the Board of Directors of the Company that any Takeover Proposal is a Superior Proposal, Parent shall have the right to terminate this Agreement pursuant to this clause (f);

          (g) by Parent, as authorized by its Board of Directors, if the Board of Directors of the Company shall not have recommended the Merger to the Company's shareholders, or shall have resolved not to make such recommendation, or shall have modified or rescinded its recommendation of the Merger to the Company's shareholders as being advisable and fair to and in the best interests of the Company and its shareholders, or shall have modified or rescinded its approval of this Agreement, or shall have resolved to do any of the foregoing;

          (h) by Parent, as authorized by its Board of Directors, if any Takeover Proposal (other than the Merger) involving the Company shall result in the acquisition by any person, entity or group (other than the Parent or any of its Subsidiaries) of 20% or more of the equity of, or 20% or more of the assets of, the Company or any of its Significant Subsidiaries; or

          (i) by the Company, as authorized by its Board of Directors, in the event that on any date (the "Calculation Date") occurring within ten business days preceding the Closing, the per share closing price of Parent Common Stock on the NYSE (as shown in The Wall Street Journal, New York Stock Exchange Composite Transactions) is less than the dollar amount calculated by multiplying the Index Adjusted Price by 85%. The "Index Adjusted Price" is equal to the product obtained by multiplying (A) 21 1/2 by (B) the decimal determined by dividing the S&P 500 Index on the Calculation Date by the S&P 500 Index on the date of this Agreement (provided that in no event shall such decimal exceed 100%).

     The right of Parent or the Company to terminate this Agreement pursuant to this Section 7.1 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of such party, whether prior to or after the execution of this Agreement.

     Section 7.2 Effect of Termination. In the event of the termination of this Agreement by either Parent or the Company as provided in Section 7.1, this Agreement shall forthwith become void without any liability hereunder on the part of the Company, Parent, Sub or their respective directors or officers, except for the last sentence of Section 5.4 and the entirety of Section 5.7, which shall survive any such termination; provided, however, that nothing contained in this Section 7.2 shall relieve any party hereto from any liability for any breach of this Agreement.

     Section 7.3 Amendment. This Agreement may be amended by the parties hereto, by or pursuant to action taken by their respective Boards of Directors, at any time before or after approval by the shareholders of the Company of the matters presented to them in connection with the Merger; provided, however, that after any such approval, no amendment shall be made if applicable law would require further approval by such shareholders, unless such further approval shall be obtained. This Agreement shall not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     Section 7.4 Waiver. At any time prior to the Effective Time, the parties hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any instrument delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein which may legally be waived; provided, however, that after approval by the shareholders of the Company of the matters presented to them in connection with the Merger, no waiver shall be made if applicable law would require further approval by such shareholders, unless such further approval shall be obtained. Any agreement on the part of any party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                  ARTICLE VIII

                               GENERAL PROVISIONS

     Section 8.1 Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant hereto shall survive the Effective Time.

     Section 8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally, one day after being delivered to an overnight courier or when telecopied (with a confirmatory copy sent by overnight courier) to the other parties hereto at the following addresses (or at such other address for any party as shall be specified by like notice):

          (a) if to Parent or Sub, to

         CLARCOR Inc.
         2323 Sixth Street
         Rockford, IL 61104
         Attention: Bruce A. Klein
                 Vice President-Finance and
                 Chief Financial Officer
                 Tel. 815/961-5717
                 Fax 815/968-5879

         with a copy to:

         David J. Boyd, Esq.
         Sidley & Austin
         One First National Plaza
         Chicago, Illinois 60603
         Tel. 312/853-7444
         Fax 312/853-7036

          (b) if to the Company, to

         United Air Specialists, Inc.
         4440 Creek Road
         Cincinnati, OH 45242-2832
         Attention: Durwood G. Rorie, Jr.
                 President
                 Tel. 513/891-0400
                 Fax 513/984-2684

            with a copy to:

        Jack W. Painter, Esq.
        5820 Graves Lake Drive
        Cincinnati, OH 45243
        Tel. 513/395-4010
        Fax 513/561-1396

     Section 8.3 Interpretation. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

     Section 8.4 Counterparts. This Agreement may be executed in any number of counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts shall have been signed by each of the parties hereto and delivered to the other parties.

     Section 8.5 Entire Agreement; No Third-Party Beneficiaries. This Agreement, except as provided in the last sentence of Section 5.4, constitutes the entire agreement of the parties hereto and supersedes all prior agreements and understandings, both written and oral, among such parties with respect to the subject matter hereof. This Agreement, except for the provisions of Section 5.13, is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

     Section 8.6 Governing Law. Except to the extent that the laws of the State of Ohio are mandatorily applicable to the Merger, this Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws of such state.

     Section 8.7 Assignment.  Except as provided in the next to last sentence of
Section 1.1, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties.

     Section 8.8 Severability. If any term or provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party hereto. Upon any determination that any term or other provision hereof is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of such parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement may be consummated as originally contemplated to the fullest extent possible.

     Section 8.9 Enforcement of this Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the terms or provisions of this Agreement were not performed in accordance with their specific wording or were otherwise breached. It is accordingly agreed that each of the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States of America or any state having jurisdiction, such remedy being in addition to any other remedy to which any party may be entitled at law or in equity.

     IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be executed and attested by their respective officers thereunto duly authorized, all as of the date first written above.

                                               CLARCOR INC.
                                                      By:      /s/  LAWRENCE E. GLOYD
                                               ----------------------------------------------
                                                             Lawrence E. Gloyd
                                                    Chairman and Chief Executive Officer
      Attest:    /s/  MARCIA S. BLAYLOCK
-----------------------------------------------
              Marcia S. Blaylock
    Vice President and Corporate Secretary
                                               CUAC INC.
                                                      By:      /s/  LAWRENCE E. GLOYD
                                               ----------------------------------------------
                                                             Lawrence E. Gloyd
                                                                 President
      Attest:    /s/  MARCIA S. BLAYLOCK
-----------------------------------------------
              Marcia S. Blaylock
         Vice President and Corporate
                   Secretary
                                               UNITED AIR SPECIALISTS, INC.
                                                      By:       /s/  DURWOOD G. RORIE
                                               ----------------------------------------------
                                                              Durwood G. Rorie
                                                             President and CEO
      Attest:     /s/  WILLIAM A. CHENEY
-----------------------------------------------
               William A. Cheney
                   Secretary

                                                                        ANNEX II

               [J. J. B. HILLIARD, W. L. LYONS, INC. LETTERHEAD]

                               September 23, 1996

Board of Directors
United Air Specialists, Inc.
4440 Creek Road
Cincinnati, OH 45242-2832

Gentlemen:

     You have requested our opinion as to the fairness to the shareholders of United Air Specialists, Inc. (the "Company"), from a financial point of view, of the merger transaction under the terms set forth in a definitive merger agreement dated and signed September 23, 1996 among CLARCOR Inc. ("Parent"),
CUAC Inc. ("Sub") and the Company (the "Agreement"). The Agreement provides for the merger (the "Merger") of Sub with and into the Company pursuant to which, among other things, each common share of the Company will be converted into
 .3698577 shares of common stock of Parent ("Parent Common Stock"), including the corresponding number of rights to purchase shares of Parent Series B Preferred Stock pursuant to the Parent Rights Agreement (as defined in the Agreement), and the right to receive cash in lieu of fractional shares.

     In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company and Parent. We have reviewed certain other information, including summary financial forecasts, provided to us by the Company and Parent. We have met with the Company's management to discuss the business and prospects of the Company, and the results of their discussions with management of Parent with respect to the historical and current operating results and financial condition and the prospects of Parent. We have also discussed with management of the Company a proposal received by it from a third party. Such proposal related to a proposed acquisition of the Company by such third party. We were not requested to, and do not, express any opinion as to the fairness to the shareholders of the Company, from a financial point of view, of such proposed acquisition. We have also had discussions with management of Parent regarding Parent's historical and current operating results and financial condition, and its prospects following the Merger.

     We have considered certain financial and stock market data of the Company and Parent, and have compared that data with similar data for other publicly held companies in businesses we deem comparable to those of the Company and Parent. We have also considered the financial terms of certain other business combinations. We also considered such other information, financial studies, analyses and investigations, and financial, economic and market criteria, that we deemed relevant.

     In connection with our review, we have not independently verified any of the foregoing information and have relied on its being complete and accurate. (With respect to the financial forecasts of the Company and Parent, we have assumed that they have been reasonably prepared in accordance with accepted industry practice and reflect the best currently available estimates and judgments of the Company's and Parent's management as to the expected future financial performance of the Company or Parent, as the case may be.) In addition, we have not made an independent evaluation or appraisal of the assets of the Company or Parent, nor have we been furnished with any such appraisals. We were not requested to, and did not, solicit third party indications of interest to acquire or merge with all or any part of the Company.

Board of Directors
September 23, 1996
Page 2

     We have assumed that the Merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code, of 1986, as amended. We have further assumed that the Merger will be accounted for as a pooling of interests.

     Our opinion is based on general economic, market, monetary and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We are expressing no opinion herein as to the prices at which the Parent Common Stock will trade either prior to or following the Merger. Our opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote on the Merger.

     We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services. In addition, we will receive a fee for rendering this opinion. In the ordinary course of our business, we may actively trade the securities of both the Company and Parent for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     It is understood that this letter is for the information of the Board of Directors and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering of securities, nor shall this letter be used for any other purposes, without our prior written consent.

     On the basis of and subject to the foregoing and other matters that we deem relevant, we are of the opinion that, as of the date hereof, the consideration to be received in the Merger by the Company's shareholders is fair to the Company's shareholders from a financial point of view.

                                        Very truly yours,

                                        J.J.B. HILLIARD, W.L. LYONS, INC.

              SECTION 1701.85 OF THE OHIO GENERAL CORPORATION LAW.

                                                                       ANNEX III

     (A)(1) A shareholder of a domestic corporation is entitled to relief as a dissenting shareholder in respect of the proposals described in sections 1701.74, 1701.76, and 1701.84 of the Revised Code, only in compliance with this section.

     (2) If the proposal must be submitted to the shareholders of the corporation involved, the dissenting shareholder shall be a record holder of the shares of the corporation as to which he seeks relief as of the date fixed for the determination of shareholders entitled to notice of a meeting of the shareholders at which the proposal is to be submitted, and such shares shall not have been voted in favor of the proposal. Not later than ten days after the date on which the vote on the proposal was taken at the meeting of the shareholders, the dissenting shareholder shall deliver to the corporation a written demand for payment to him of the fair cash value of the shares as to which he seeks relief, which demand shall state his address, the number and class of such shares, and the amount claimed by him as the fair cash value of the shares.

     (3) The dissenting shareholder entitled to relief under division (C) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.80 of the Revised Code and a dissenting shareholder entitled to relief under division (E) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.801 of the Revised Code shall be a record holder of the shares of the corporation as to which he seeks relief as of the date on which the agreement of merger was adopted by the directors of that corporation. Within twenty days after he has been sent the notice provided in section 1701.80 or 1701.801 of the Revised Code, the dissenting shareholder shall deliver to the corporation a written demand for payment with the same information as that provided for in division (A)(2) of this section.

     (4) In the case of a merger or consolidation, a demand served on the constituent corporation involved constitutes service on the surviving or the new entity, whether the demand is served before, on, or after the effective date of the merger or consolidation.

     (5) If the corporation sends to the dissenting shareholder, at the address specified in his demand, a request for the certificates representing the shares as to which he seeks relief, the dissenting shareholder, within fifteen days from the date of the sending of such request, shall deliver to the corporation the certificates requested so that the corporation may forthwith endorse on them a legend to the effect that demand for the fair cash value of such shares has been made. The corporation promptly shall return such endorsed certificates to the dissenting shareholder. A dissenting shareholder's failure to deliver such certificates terminates his rights as a dissenting shareholder, at the option of the corporation, exercised by written notice sent to the dissenting shareholder within twenty days after the lapse of the fifteen-day period, unless a court for good cause shown otherwise directs. If shares represented by a certificate on which such a legend has been endorsed are transferred, each new certificate issued for them shall bear a similar legend, together with the name of the original dissenting holder of such shares. Upon receiving a demand for payment from a dissenting shareholder who is the record holder of uncertificated securities, the corporation shall make an appropriate notation of the demand for payment in its shareholder records. If uncertificated shares for which payment has been demanded are to be transferred, any new certificate issued for the shares shall bear the legend required for certificated securities as provided in this paragraph. A transferee of the shares so endorsed, or of uncertificated securities where such notation has been made, acquires only such rights in the corporation as the original dissenting holder of such shares had immediately after the service of a demand for payment of the fair cash value of the shares. A request under this paragraph, by the corporation is not an admission by the corporation that the shareholder is entitled to relief under this section.

     (B) Unless the corporation and the dissenting shareholder have come to an agreement on the fair cash value per share of the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder or the corporation, which in case of a merger or consolidation may be the surviving or new entity, within three months after the service of the demand by the dissenting shareholder, may file a complaint in the court of common pleas of the county in which the principal office of the corporation that issued the shares is located or was located when the proposal was adopted by the shareholders of the corporation, or, if the proposal was not required to be submitted to the shareholders, was approved by the directors. Other dissenting shareholders, within that three-month period, may join as plaintiffs or may be joined as defendants in any such proceeding, and any two or more such proceedings may be consolidated. The complaint shall contain a brief statement of the facts, including the vote and the facts entitling the dissenting shareholder to the relief demanded. No answer to such a complaint is required. Upon the filing of such a complaint, the court, on motion of the petitioner, shall enter an order fixing a date for a hearing on the complaint and requiring that a copy of the complaint and a notice of the filing and of the date for hearing be given to the respondent or defendant in the manner in which summons is required to be served or substituted service is required to be made in other cases. On the day fixed for the hearing on the complaint or any adjournment of it, the court shall determine from the complaint and from such evidence as is submitted by either party whether the dissenting shareholder is entitled to be paid the fair cash value of any shares and, if so, the number and class of such shares. If the court finds that the dissenting shareholder is so entitled, the court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The appraisers have such power and authority as is specified in the order of their appointment. The court thereupon shall make a finding as to the fair cash value of a share and shall render judgment against the corporation for the payment of it, with interest at such rate and from such date as the court considers equitable. The costs of the proceeding, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable. The proceeding is a special proceeding and final orders in it may be vacated, modified, or reversed on appeal pursuant to the Rules of Appellate Procedure and, to the extent not in conflict with those rules, Chapter 2505. of the Revised Code. If, during the pendency of any proceeding instituted under this section, a suit or proceeding is or has been instituted to enjoin or otherwise to prevent the carrying out of the action as to which the shareholder has dissented, the proceeding instituted under this section shall be stayed until the final determination of the other suit or proceeding. Unless any provision in division (D) of this section is applicable, the fair cash value of the shares that is agreed upon by the parties or fixed under this section shall be paid within thirty days after the date of final determination of such value under this division, the effective date of the amendment to the articles, or the consummation of the other action involved, whichever occurs last. Upon the occurrence of the last such event, payment shall be made immediately to a holder of uncertificated securities entitled to such payment. In the case of holders of shares represented by certificates, payment shall be made only upon and simultaneously with the surrender to the corporation of the certificates representing the shares for which the payment is made.

     (C) If the proposal was required to be submitted to the shareholders of the corporation, fair cash value as to those shareholders shall be determined as of the day prior to the day on which the vote by the shareholders was taken, and, in the case of a merger pursuant to section 1701.80 or 1701.801 of the Revised Code, fair cash value as to shareholders of a constituent subsidiary corporation shall be determined as of the day before the adoption of the agreement of merger by the directors of the particular subsidiary corporation. The fair cash value of a share for the purposes of this section is the amount that a willing seller who is under no compulsion to sell would be willing to accept and that a willing buyer who is under no compulsion to purchase would be willing to pay, but in no event shall the fair cash value of a share exceed the amount specified in the demand of the particular shareholder. In computing such fair cash value, any appreciation or depreciation in market value resulting from the proposal submitted to the directors or to the shareholders shall be excluded.

     (D)(1) The right and obligation of a dissenting shareholder to receive such fair cash value and to sell such shares as to which he seeks relief, and the right and obligation of the corporation to purchase such shares and to pay fair cash value of them terminates if any of the following applies:

          (a) The dissenting shareholder has not complied with this section, unless the corporation by its directors waives such failure;

          (b) The corporation abandons the action involved or is finally enjoined or prevented from carrying it out, or the shareholders rescind their adoption, of the action involved;

          (c) the dissenting shareholder withdraws his demand, with the consent of the corporation by its directors;

          (d) The corporation and the dissenting shareholder have not come to an agreement as to the fair cash value per share, and neither the shareholder nor the corporation filed or joined in a complaint under division (B) of this section within the period provided in that division.

                                      III-2

     (2) For purposes of division (D)(1) of this section, if the merger or consolidation has become effective and the surviving or new entity is not a corporation, action required to be taken by the directors of the corporation shall be taken by the general partners of a surviving or new partnership or the comparable representatives of any other surviving or new entity.

     (E) From the time of the dissenting shareholder's giving of the demand until either the termination of the rights and obligations arising from it or the purchase of the shares by the corporation, all other rights accruing from such shares, including voting and dividend or distribution rights, are suspended. If during the suspension, any dividend or distribution is paid in money upon shares of such class or any dividend, distribution, or interest is paid in money upon any securities issued in extinguishment of or in substitution for such shares, an amount equal to the dividend, distribution, or interest which, except for the suspension, would have been payable upon such shares or securities, shall be paid to the holder of record as a credit upon the fair cash value of the shares. If the right to receive fair cash value is terminated other than by the purchase of the shares by the corporation, all rights of the holder shall be restored and all distributions which, except for the suspension, would have been made shall be made to the holder of record of the shares at the time of termination. (Last amended by S.B. 74, L. '94, eff. 7-1-94.)

                                      III-3

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law (the "DGCL") contains provisions permitting corporations organized thereunder to indemnify directors, officers, employees and agents from liability under certain circumstances. The Certificate of Incorporation of the Registrant, as amended, provides indemnification for directors, officers, employees and agents to the extent permitted by the DGCL, eliminates to the extent permitted by the law the personal liability of directors for monetary damages to the Registrant and its stockholders and permits the Registrant to insure its directors, officers, employees and agents against certain liabilities as to which they may not be indemnified under the DGCL.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) The following is a list of Exhibits included as part of this Registration Statement. Items marked with an asterisk are filed herewith.

   2.1   Agreement and Plan of Merger dated as of September 23, 1996 among CLARCOR Inc., CUAC
         Inc. and United Air Specialists, Inc. (included as Annex I to the Proxy
         Statement/Prospectus). Schedules to the Agreement and Plan of Merger are omitted pursuant to Item 601(b)(2) of Regulation S-K. CLARCOR hereby agrees to furnish copies of such Schedules to the SEC upon request.
   2.2   Stockholder Agreement dated as of September 23, 1996 between CLARCOR Inc. and Durwood
         G. Rorie, Jr. is incorporated by reference to Exhibit 10.1 to CLARCOR's Current
         Report on Form 8-K dated September 23, 1996.
   2.3   Stockholder Agreement dated as of September 23, 1996 between CLARCOR Inc. and William
         A. Cheney is incorporated by reference to Exhibit 10.2 to CLARCOR's Current Report on
         Form 8-K dated September 23, 1996.
   2.4   Stockholder Agreement dated as of September 23, 1996 between CLARCOR Inc. and
         Margaret Stewart Rorie is incorporated by reference to Exhibit 10.3 to CLARCOR's
         Current Report on Form 8-K dated September 23, 1996.
   4.1   CLARCOR's Restated Certificate of Incorporation is hereby incorporated by reference to Exhibit 3.1 to CLARCOR's Annual Report on Form 10-K for the fiscal year ended
         November 30, 1983.
   4.2   Amendment to ARTICLE NINTH of CLARCOR's Restated Certificate of Incorporation is
         hereby incorporated by reference to Exhibit 3.1(a) to CLARCOR's Annual Report on Form
         10-K for the fiscal year ended November 30, 1988.
   4.3   Amendment changing name of CLARCOR to CLARCOR Inc. is hereby incorporated by reference to Exhibit 3.1(b) to CLARCOR's Annual Report on Form 10-K for the fiscal year ended November 30, 1988.
   4.4   Amendment to ARTICLE FOURTH of CLARCOR's Restated Certificate of Incorporation is
         hereby incorporated by reference to Exhibit 3.1(c) to CLARCOR's Annual Report on Form
         10-K for the fiscal year ended November 30, 1990.
  *4.5   Certificate of Designations of Series B Junior Participating Preferred Stock of
         CLARCOR as filed with the Secretary of State of the State of Delaware on April 2,
         1996.
   4.6   CLARCOR By-laws, as amended to date, are incorporated by reference to Exhibit 3.2 to
         CLARCOR's Annual Report on Form 10-K for the fiscal year ended November 30, 1995.
   4.7   Stockholder Rights Agreement dated as of March 28, 1996 between CLARCOR and the First
         Chicago Trust Company of New York, as Rights Agent, is incorporated by reference to
         Exhibit 4 to CLARCOR's Current Report on Form 8-K filed on April 3, 1996.

   4.8   The instruments defining the rights of holders of long-term debt securities of
         CLARCOR and its subsidiaries are omitted pursuant to Item 601(b)(4)(iii)(A) of
         Regulation S-K. CLARCOR hereby agrees to furnish copies of these instruments to the
         SEC upon request.
  *5.1   Opinion of Sidley & Austin regarding the legality of the securities being registered.
  *8.1   Opinion of Sidley & Austin regarding certain federal income tax consequences of the
         Merger.
  *8.2   Opinion of Graydon, Head & Ritchey regarding certain federal income tax consequences of the Merger.
 *23.1   Consent of Coopers & Lybrand L.L.P.
 *23.2   Consent of Arthur Andersen LLP.
  23.3   Consent of Sidley & Austin (included in the opinions filed as Exhibits 5.1 and 8.1 to this Registration Statement).
  23.4   Consent of Graydon, Head & Ritchey (included in the opinion filed as Exhibit 8.2 to this Registration Statement).
 *23.5   Consent of J.J.B. Hilliard, W.L. Lyons, Inc.
 *24.1   Powers of Attorney.
 *99.1   Form of proxy to be mailed to the stockholders of UAS.

---------------

     (b) The financial statement schedules required to be included pursuant to this Item are not included herein because they are not applicable or the required information is shown in the financial information included or incorporated by reference herein.

     (c) The opinion of J.J.B. Hilliard, W.L. Lyons, Inc. is included as Annex II to the Proxy Statement/Prospectus.

ITEM 22. UNDERTAKINGS.

     (a) The undersigned Registrant hereby undertakes:

     (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) (1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The Registrant undertakes that every prospectus: (i) that is filed pursuant to the paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (e) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (f) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rockford, State of Illinois, on January 14, 1997.

                                          CLARCOR INC.

                                          By:        LAWRENCE E. GLOYD

                                                     Lawrence E. Gloyd
                                                     Chairman of the Board
                                                     Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

          SIGNATURE                                 TITLE                             DATE
------------------------------   --------------------------------------------   -----------------

      LAWRENCE E. GLOYD          Chairman of the Board and Chief Executive      January 14, 1997
------------------------------   Officer
      Lawrence E. Gloyd

      NORMAN E. JOHNSON          President and Chief Operating Officer and      January 14, 1997
------------------------------   Director
      Norman E. Johnson

        BRUCE A. KLEIN           Vice President -- Finance and Chief            January 14, 1997
------------------------------   Financial Officer (Principal Financial
        Bruce A. Klein           Officer)

       WILLIAM F. KNESE          Vice President, Treasurer and Controller       January 14, 1997
------------------------------   (Principal Accounting Officer)
       William F. Knese

              *                  Director
------------------------------
         J. Marc Adam

              *                  Director
------------------------------
       Milton R. Brown

              *                  Director
------------------------------
       Carl J. Dargene

              *                  Director
------------------------------
    Dudley J. Godfrey, Jr.

              *                  Director
------------------------------
    Stanton K. Smith, Jr.

              *                  Director
------------------------------
         Don A. Wolf

    *  By: BRUCE A. KLEIN                                                       January 14, 1997
 ----------------------------
       Bruce A. Klein,
       Attorney-in-Fact

                                 EXHIBIT INDEX

EXHIBIT NO.                                       DESCRIPTION
-----------                                       -----------
     2.1       Agreement and Plan of Merger dated as of September 23, 1996 among CLARCOR Inc.,
               CUAC Inc. and United Air Specialists, Inc. (included as Annex I to the Proxy
               Statement/Prospectus). Schedules to the Agreement and Plan of Merger are omitted pursuant to Item 601(b)(2) of Regulation S-K. CLARCOR hereby agrees to furnish copies of such Schedules to the SEC upon request.
     2.2       Stockholder Agreement dated as of September 23, 1996 between CLARCOR Inc. and
               Durwood G. Rorie, Jr. is incorporated by reference to Exhibit 10.1 to CLARCOR's
               Current Report on Form 8-K dated September 23, 1996.
     2.3       Stockholder Agreement dated as of September 23, 1996 between CLARCOR Inc. and
               William A. Cheney is incorporated by reference to Exhibit 10.2 to CLARCOR's
               Current Report on Form 8-K dated September 23, 1996.
     2.4       Stockholder Agreement dated as of September 23, 1996 between CLARCOR Inc. and
               Margaret Stewart Rorie is incorporated by reference to Exhibit 10.3 to CLARCOR's
               Current Report on Form 8-K dated September 23, 1996.
     4.1       CLARCOR's Restated Certificate of Incorporation is hereby incorporated by reference to Exhibit 3.1 to CLARCOR's Annual Report on Form 10-K for the fiscal year ended November 30, 1983.
     4.2       Amendment to ARTICLE NINTH of CLARCOR's Restated Certificate of Incorporation is
               hereby incorporated by reference to Exhibit 3.1(a) to CLARCOR's Annual Report on
               Form 10-K for the fiscal year ended November 30, 1988.
     4.3       Amendment changing name of CLARCOR to CLARCOR Inc. is hereby incorporated by reference to Exhibit 3.1(b) to CLARCOR's Annual Report on Form 10-K for the
               fiscal year ended November 30, 1988.
     4.4       Amendment to ARTICLE FOURTH of CLARCOR's Restated Certificate of Incorporation is
               hereby incorporated by reference to Exhibit 3.1(c) to CLARCOR's Annual Report on
               Form 10-K for the fiscal year ended November 30, 1990.
    *4.5       Certificate of Designations of Series B Preferred Junior Participating Stock of
               CLARCOR as filed with the Secretary of State of the State of Delaware on April 2,
               1996.
     4.6       CLARCOR By-laws, as amended to date, are incorporated by reference to Exhibit 3.2 to CLARCOR's Annual Report on Form 10-K for the fiscal year ended November 30,
               1995.
     4.7       Stockholder Rights Agreement dated as of March 28, 1996 between CLARCOR and the
               First Chicago Trust Company of New York, as Rights Agent, is incorporated by reference to Exhibit 4 to CLARCOR's Current Report on Form 8-K filed on April 3,
               1996.
     4.8       The instruments defining the rights of holders of long-term debt securities of
               CLARCOR and its subsidiaries are omitted pursuant to Item 601(b)(4)(iii)(A) of
               Regulation S-K. CLARCOR hereby agrees to furnish copies of these instruments to the SEC upon request.
    *5.1       Opinion of Sidley & Austin regarding the legality of the securities being registered.
    *8.1       Opinion of Sidley & Austin regarding certain federal income tax consequences of the Merger.
    *8.2       Opinion of Graydon, Head & Ritchey regarding certain federal income tax consequences of the Merger.
   *23.1       Consent of Coopers & Lybrand L.L.P.
   *23.2       Consent of Arthur Andersen LLP.
    23.3       Consent of Sidley & Austin (included in the opinions filed as Exhibits 5.1 and
               8.1 to this Registration Statement).

EXHIBIT NO.                                       DESCRIPTION
-----------                                       -----------
    23.4       Consent of Graydon, Head & Ritchey (included in the opinion filed as Exhibit 8.2 to this Registration Statement).
   *23.5       Consent of J.J.B. Hilliard, W.L. Lyons, Inc.
   *24.1       Powers of Attorney.
   *99.1       Form of proxy to be mailed to the stockholders of UAS.

---------------
* Filed Herewith